FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1	Press release dated April 28, 2006, entitled, “Santander’s net attributable income rose 26% to EUR 1.493 billion in the first quarter of 2006.”

2	Presentation dated April 28, 2006, entitled, “Activity and Results First Quarter 2006.”

3	Santander Group First Quarter 2006 Financial Report.

4	Santander Group First Quarter 2006 Results.

5	Presentation dated April 28, 2006, regarding the results of Abbey National plc for the first quarter of 2006.

6	Presentation dated April 28, 2006, regarding the results of business in Argentina for the first quarter of 2006.

7	Presentation dated April 28, 2006, regarding the results of business in Chile for the first quarter of 2006.

8	Presentation dated April 28, 2006, regarding the results of business in Brazil for the first quarter of 2006.

9	Presentation dated April 28, 2006, regarding the results of business in Mexico for the first quarter of 2006.

Item 1

Press release

Santander’s net attributable income rose 26%

to EUR 1.493 billion in the first quarter of 2006

All business units registered the best quarter in their history, with record profit on regular business activity.
Revenue rose by 20%, nearly double the increase in costs, which grew by 10%, allowing net operating income to rise by 30%.
Profit was underpinned by business strength in all units, in Europe as well as in Latin America. Loans grew by 18% and customer funds by 16%.
In Continental Europe, net attributable income rose by 19% (to EUR 898 million) due to growth of 21% in loans and 11% in customer funds.

In Latin America, net attributable income increased by 47% (to EUR 618 million). In dollars, its operating currency, earnings rose 35%, with growth of 22% in loans and 17% in customers funds in local currencies.

Abbey net attributable income rose 67% to EUR 244 million, with increases of 8% both in loans and in customer funds.
The non-performing loan rate was 0.86%, compared to 1.05% at the end of March 2005. NPL coverage rose to 185% from 162% a year earlier.
The efficiency ratio improved by 4.5 points to 50.3% as revenues grew by nearly double the pace of costs.
Return on equity (ROE) improved by two points and earnings per share (EPS) amounted to EUR 0.24, up 26%.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39
1

Madrid, April 28th, 2006 - Grupo Santander registered net attributable profit of EUR 1,493 million in the first quarter of 2006, an increase of 26% from the same period in 2005. This is the best quarterly result in the Group’s history and is about equal to the full-year profit in 1999. All units contributed to this performance, beating their own records, with results generated solely by recurring activities, without extraordinary items.

The quarterly results are underpinned by strong growth in business volumes (18% in loans and 16% in customer funds), in line with the increase in revenues (20%) and twice the rate of growth in costs (10%). As a result, net operating income rose by 30%. Net attributable income rose by 26%, after the increase in provisions to reflect the increased volumes in the most profitable segments, which also have higher risk premiums, and the higher tax rate. The comparisons of this quarter’s results with those of 2005 are affected by the evolution of currencies in Latin America, which added eight percentage points to the Group’s revenues and costs.

This growth has been achieved together with improvement in all business ratios. Credit quality (through fewer NPLs and greater provisions), return on equity (ROE rose by two points) and efficiency (costs as a percentage of income fell 4.5 points to 50.3%) all improved. At the same time, growth in profit translated almost directly into growth in earnings per share (EPS), which rose by 26%

Results

Continental Europe (Spain, Portugal and Santander Consumer Finance) generated 51% of Group profit, Latin America 35% and the United Kingdom (Abbey) 14%.

Group profit in Continental Europe rose by 19% to EUR 898 million, thanks to a 14% increase in revenue, double the increase in costs of 7%. The largest contribution came from the Santander branch network in Spain, with EUR 334 million (up 10%), followed by Banesto, with EUR 148 million (up 17%) and Santander Consumer Finance, with EUR 126 million (up 17%). Portugal registered the strongest growth, with an increase of 22% to EUR 114 million.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39
2

The Santander branch network is investing in further quality enhancements and customer satisfaction, through its “We Want to Be Your Bank” plan, its ambitious programme for opening new branches and the roll-out of the Partenón core banking platform. Costs grew by just 1%, despite the addition of 126 branches to the network since March of 2005 through March of this year. As a result, net operating income rose 13%, against an increase of 7% in net operating revenue.

In Latin America, revenues grew by 28% and costs by 13%, resulting in an increase in net operating income of 48% in dollars. Provisions increased due to the strong growth in volumes, focused on the most profitable loans, which in general require higher provisions, resulting in an increase in profit of 35% to US$ 743 million. The largest contribution came from Brazil, with a profit of US$238 million (up 35%), followed by Mexico, with US$170 million (up 30%) and Chile, with US$137 million (up 48%). In euros, profit for the region rose 47% to EUR 618 million.

In the United Kingdom, Abbey registered attributable profit in the quarter of EUR 244 million, an increase of 67% from the year-earlier quarter, its first under Santander management. This performance was driven by a 12% increase in revenue together with an 11% reduction in costs, which resulted in 65% increase in net operating income. The growth in revenue was underpinned by improved sales and productivity, which drove growth in loans and deposits of 8%.

The global areas of the Group registered very positive performances. Global Wholesale Banking profit rose by 58%, with a pretax contribution to Group profit of EUR 445 million. This result is based on growth in revenues of 44%, far exceeding growth in costs of 16%. The other global area, Asset Management and Insurance, grew revenues by 12% and costs by 11%, resulting in an increase in net operating income of 12% and in pretax profit of 8% to EUR 209 million. Total Group revenues in mutual funds and insurance increased by 17%, with rises of 14% in insurance, 20% in mutual funds and 15% in pensions.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39
3

Business

Grupo Santander ended the first quarter of 2006 with EUR 974,882 million in funds under management, an increase of 17%. Of this total, EUR 814,738 million is on the balance sheet, which grew by 16%, and the remainder are off-balance sheet customer funds such as mutual funds and pensions.

Grupo Santander gross lending was EUR 459,139 million at the close of the first quarter, an increase of 18%. The inclusion of Abbey in the balance sheet at the close of 2004, results in greater geographical diversification of risks, with 49% in Continental Europe, 39% in the United Kingdom and the remaining 12% in Latin America.

Business performance

All retail units offer strong growth in their activity

	Loans		*	Funds**
Santander	+17%			+10%
Banesto	+22%			+14%
Consumer Finance	+32%			+12%
Portugal	+11%			+5%
Abbey (£)	+10%			+3%
Brazil (local currency)	+36%			+23%
Mexico (local currency)	+36	% ***		+22%
Chile (local currency)	+21%			+18%

(*) Excluding securitisation effects (**) Deposits w/out REPO’s + Mutual Funds + Pension Funds (***) Managed loans

In Continental Europe, investment rose 21%, to EUR 223,323 million, with growth in all countries and units. The Santander branch network in Spain grew 17%, Banesto 22%, Portugal 11% and Santander Consumer Finance 32%. The Santander branch network registered diversified growth both in products and segment. Of note were SMEs (+18%), microcompanies (+33%) and mortgages (+18%).

The Santander branch network this quarter launched the “We Want to Be Your Bank” plan, which aims to improve service quality and customer satisfaction, eliminating service commissions to costumers linked to the bank through products such as payroll deposits, pensions, pension plans or mortgages. It is meeting its customer and business targets. The impact on earnings was a 9.4% fall in revenues from service commissions in the Santander branch network in Spain.

Banesto grew 25% in mass-market individual customers, 19% in small companies and 23% in medium size enterprises, which are the strategic areas it has focused on and are enabling it to grow its market share. Santander Consumer Finance continued with its expansion, through organic growth as well as acquisitions. Its loan portfolio rose 24%. Auto financing, its main business line, grew 22%, whilst direct loans rose 40% and revolving cards 36%.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

4

Earnings and business growth in Portugal is especially noteworthy as Santander Totta has managed against a difficult economic backdrop. Despite this setting, mortgages grew by 19% and consumer finance 12%. Retail business rose 11% and SMEs 21%.

Loan volume in Latin America amounted to US$ 64,792 million, a 22% rise without the currency effect. Credit increased by 36% in Brazil in local currency, with 33% growth in individual customers, SMEs and companies, which enabled it to grow market share by 0.19 point, to 5.8%. Mexico also grew 36%, with a 59% increase in cards and consumer credit and 20% in the SMEs and companies segment. In Chile, credit rose 21%, with 29% in individual customers, where its market share amounts to 25%.

The business relaunch of Abbey is one of that bank’s key priorities. Abbey closed the quarter with credit volume of EUR 173,841 million, up 10% in local currency. Gross mortgage production grew 42%, from £4,900 million in the first quarter 2005 to £7,000 million in the same period this year. In the first quarter of last year, Abbey’s mortgage balance, deducting mortgage repayments for the period, fell by £600 million as repayments outweighed new mortgages. However, the situation has reversed in first quarter 2006 and mortgages produced in the period exceed repayments by £1,400 million. This has enabled Abbey to improve its share in new business generated in the market. Personal loans grew 36%.

Total managed customer funds in the Group amounted to EUR 698,652 million, up 16% from a year earlier. Balance sheet resources rose 15%, to EUR 538,507 million, whilst off-balance sheet items (basically mutual funds and pensions) rose 22% to EUR 160,144 million. Mutual funds increased 15% and pension plans 28%. Continental Europe accounted for 43% of managed customer funds, Abbey 36% and Latin America 21%.

In Continental Europe, customer funds under management amounted to EUR 269,079 million (+11%). Spain, which represents more than 83%, increased balance sheet resources by 10% and 14% in mutual funds and pension plans. The Group remains the leader in mutual funds in Spain, with a market share of more than 25%, and continues to be in second place in Portugal.

In Latin America, customer funds were US$ 156,375 million, up 17% excluding the exchange rate effect and up 37% in euros. In deposits less repos and securitisations, all countries grew at double-digit rates. Of note was Brazil (+23%), followed by Argentina and Chile (+17%), and Mexico (+11%). Mutual funds increased 23% and pension plans 21%.

In Abbey, customer managed funds rose 8%, to EUR 222,949 million, up 9% in local currency. The net savings flow (difference between new savings inflows and outflows) was a positive £1,300 million compared to £300 million in the first quarter 2005.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

5

Management and capital ratios

Efficiency: Growth in revenues almost doubled growth in costs, leading to a significant improvement in the efficiency ratio. At close of first quarter 2005, overall costs and amortisations absorbed 54.8% of revenues, falling to 50.3% at the end of March 2006, a 4.5 percentage point improvement in a year. Abbey registered the biggest improvement, going from 71.4% in first quarter of 2005 to 56.5% this year. In Continental Europe efficiency was 40.1%, an improvement of 2.9 percentage points and in Latin America 46.4%, an improvement of 6.9 percentage points.

NPLs: The expansion of the Group’s lending activity came with a drop in the NPL ratio, meaning that the ratios of NPLs and doubtful loans reached an all-time low at the end of first quarter 2006. Grupo Santander’s NPL rate is 0.86%, with 185% coverage. Grupo Santander has EUR 4,927 million generic funds, or reserves for the future.

In Continental Europe, the NPL rate was 0.76% and coverage 248%, improving 0.07 and 20 points, respectively. The NPL rate in Spain amounted to 0.56% in Santander and 0.46% in Banesto. Coverage was 300% and 393%, respectively. Consumer finance activity (Santander Consumer Finance) closed with a NPL ratio of 2.41% and 124% coverage. Abbey coverage rose to 79% and the NPL ratio fell to 0.64%. In Latin America, NPLs fell 0.93 point in one year, to 1.71%, whilst coverage grew by 22 points, to 183%.

Capital: The Group’s eligible capital amounted to EUR 54,886 million, with a surplus of EUR 20,678 million over minimum requirements. With this capital base, BIS ratio is 12.8%, with Tier I at 7.7% and core capital at 6.0%.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39

6

Share and dividend

The Santander share closed the first quarter at EUR 12.05, up 8.1% in the first three months and up 28.3% from a year earlier. At the end of March, Santander’s market capitalisation was EUR 75,364 million, making it the largest company in Spain and the leading bank in the euro zone.

On May 1st the fourth dividend charged against 2005 earnings will be paid at EUR 0.1376 a share. The total dividend charged against 2005 result will amount to 0.4165 a share, an increase of 25% from the previous year, the largest increase in 17 years. The total dividend payout will come to EUR 2,605 million, equal to 49.98% of ordinary net attributable profit. Return per share by dividends was 4.21% in 2005.

Grupo Santander’s shareholder base comes to 2,398,089 shareholders. At the end of the quarter, 130,728 persons worked in the Group, servicing 67 million customers in 10,326 offices.

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39
7

Income statement

Million euros

			Variation

	Q1 ’06	Q1 ’05	Amount	%

Net interest income (w/o dividends)	2,843	2,321	523	22.5
Dividends	50	36	13	36.4
Net interest income	2,893	2,357	536	22.7
Income from companies accounted for by the equity method	131	141	(10)	(7.1)
Net fees	1,749	1,416	333	23.5
Insurance activity	210	214	(3)	(1.6)
Commercial revenue	4,983	4,127	856	20.7
Gains (losses) on financial transactions	410	408	2	0.6
Gross operating income	5,393	4,535	858	18.9
Income from non-financial services	119	111	8	7.2
Non-financial expenses	(26)	(35)	9	(25.4)
Other operating income	(23)	(9)	(14)	167.7
Operating costs	(2,807)	(2,557)	(251)	9.8
General administrative expenses	(2,526)	(2,321)	(205)	8.8
Personnel	(1,514)	(1,387)	(127)	9.2
Other administrative expenses	(1,012)	(935)	(78)	8.3
Depreciation and amortisation	(281)	(235)	(46)	19.4
Net operating income	2,655	2,045	610	29.8
Impairment loss on assets	(512)	(293)	(219)	74.7
Loans	(501)	(283)	(218)	77.0
Goodwill	—	—	—	—
Other assets	(12)	(10)	(1)	14.1
Other income	(14)	(137)	123	(89.4)
Income before taxes	2,128	1,615	514	31.8
Corporate income tax	(468)	(311)	(157)	50.3
Net income from ordinary activity	1,660	1,303	357	27.4
Net income from discontinued operations	(5)	0	(6)	—
Net consolidated income	1,655	1,304	351	26.9
Minority interests	162	119	43	36.1
Attributable income to the Group	1,493	1,185	308	26.0

Customer loans

Million euros

			Variation

	31.03.06	31.03.05	Amount	%	31.12.05

Public sector	5,465	5,760	(296)	(5.1)	5,243
Other residents	162,722	130,321	32,401	24.9	153,727
Secured loans	89,385	65,593	23,792	36.3	81,343
Other loans	73,337	64,728	8,609	13.3	72,384
Non-resident sector	290,952	251,668	39,285	15.6	284,468
Secured loans	175,682	162,396	13,287	8.2	174,117
Other loans	115,270	89,272	25,998	29.1	110,352
Gross loans and credits	459,139	387,749	71,390	18.4	443,439
Credit loss allowance	7,742	7,195	546	7.6	7,610
Net loans and credits	451,397	380,554	70,844	18.6	435,829
Pro memoria: Doubtful loans	4,362	4,498	(137)	(3.0)	4,356
Public sector	7	2	5	251.8	3
Other residents	1,033	907	126	13.9	1,027
Non-resident sector	3,321	3,589	(268)	(7.5)	3,326

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39
8

Customer funds under management

Million euros

			Variation

	31.03.06	31.03.05	Amount	%	31.12.05

Public sector	15,121	18,172	(3,051)	(16.8)	14,366
Other residents	83,180	76,924	6,256	8.1	83,392
Demand deposits	49,120	46,123	2,997	6.5	50,124
Time deposits	18,460	17,146	1,314	7.7	18,799
REPOs	15,600	13,655	1,945	14.2	14,470
Non-resident sector	205,954	183,455	22,499	12.3	208,008
Demand deposits	115,499	98,380	17,119	17.4	113,603
Time deposits	71,255	72,600	(1,344)	(1.9)	77,195
REPOs	16,365	9,818	6,546	66.7	14,366
Public Sector	2,835	2,658	178	6.7	2,844
Customer deposits	304,255	278,551	25,704	9.2	305,765
Debt securities	160,700	122,335	38,365	31.4	148,840
Subordinated debt	28,984	27,335	1,649	6.0	28,763
Insurance liabilities	44,569	40,516	4,052	10.0	44,672
On-balance-sheet customer funds	538,507	468,737	69,770	14.9	528,041
Mutual funds	114,174	99,043	15,130	15.3	109,480
Pension plans	29,190	22,709	6,481	28.5	28,619
Managed portfolios	16,781	9,559	7,222	75.6	14,746
Off-balance-sheet customer funds	160,144	131,311	28,834	22.0	152,846

Customer funds under management	698,652	600,048	98,604	16.4	680,887

Shareholders' equity and minority interests

Million euros

			Variation

	31.03.06	31.03.05	Amount	%	31.12.05

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	14,976	10,495	4,481	42.7	8,781
Treasury stock	(67)	(2)	(65)	—	(53)
On-balance-sheet shareholders' equity	38,407	33,990	4,416	13.0	32,225
Net attributable income	1,493	1,185	308	26.0	6,220
Interim dividend distributed	(1,744)	(1,311)	(434)	33.1	(1,163)
Shareholders' equity at period-end	38,156	33,865	4,291	12.7	37,283
Interim dividend not distributed	(861)	(527)	(334)	63.4	(1,442)
Shareholders' equity	37,295	33,338	3,957	11.9	35,841
Valuation adjustments	3,191	1,735	1,456	83.9	3,077
Minority interests	2,944	2,283	661	28.9	2,848
Preferred securities	1,293	1,641	(348)	(21.2)	1,309
Preferred securities in subordinated debt	6,469	5,419	1,050	19.4	6,773
Shareholders' equity and minority interests	51,193	44,417	6,776	15.3	49,848

Computable capital and BIS ratio

Million euros

			Variation

	31.03.06	31.03.05	Amount	%	31.12.05

Computable basic capital	32,909	25,992	6,917	26.6	32,532
Computable supplementary capital	21,978	20,533	1,444	7.0	20,894
Computable capital	54,886	46,525	8,361	18.0	53,426
Risk-weighted assets	427,607	358,834	68,773	19.2	412,734
BIS ratio	12.84	12.97	(0.13)		12.94

Tier 1	7.70	7.24	0.46		7.88

Core capital	5.96	5.34	0.62		6.05
Cushion	20,678	17,818	2,859	16.0	20,407

Comunicación Externa. Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta. 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 10 39
9

ACTIVITY AND

RESULTS

First Quarter 2006

April 28, 2006

Item 2

Important information

Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

2

Index

Business areas’ performance Q1’06

Grupo Santander’s Performance Q1’06

Conclusions

Appendix

3

Ordinary attributable income*

+26%
1,493
1,366
1,327
1,334
+12%
1,185
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

Santander

Group Results Q1'06

A positive performance in the first quarter enables the Group to achieve a record attributable income ...

… and EPS of EUR 0.24, 26% more than Q1’05

(*)     Not including extraordinary capital gains

4

Group Results Q1’06

EUR million

QUALITY RESULTS:

Revenue increase, with selective cost growth absorbs larger loan-

loss allowances and delivers strong income growth (+26%)

Gross operating income

5,393

+858

+18.9

Operating costs

-2,807

-251

+9.8

5

Change o/ Q1’05

%

Amount

Q1’06

Attributable income

1,493

+308

+26.0

Net operating income

2,655

+610

+29.8

Loan-loss provisions

-501

-218

+77.0

Income before tax

2,128

+514

+31.8

Gross operating income

5,393
+18.9%
4,535
Q1'05
Q1'06

Group Results Q1’06. Gross operating income

EUR million

Q1’06

Amount

%

Change o/ Q1’05

Strong increase in REVENUES, spurred by

net interest income and fees and commissions, …

N. interest inc. w/o div.

Dividends

Equity results

Fees & Commissions

Insurance

Commercial revenue

Trading gains

Gross oper. inc.

2,843

50

131

1,749

210

4,983

410

5,393

+523

+13

-10

+333

-3

+856

+2

+858

+22.5

+36.4

-7.1

+23.5

-1.6

+20.7

+0.6

+18.9

6

Operating costs

+251 mm
(+10%)
2,807
2,557
+61 mm
(+58%)
Fin. Mgt. &
Equity Stks.
104
165
Latam
814
+188 mm
(+23%)
1,001
Abbey
627
-69 mm
(-11%)
558
Continental
Europe
1,012
+72 mm
(+7%)
1,084
Q1'05
Q1'06

Santander

… and selective COST growth,
with an excellent performance in Abbey, …

Change o/ Q1’05

Amount

%

(*)     W/out ex. rates. : Brazil, -6%; Mexico, +7%, Chile, +4%

Group Results Q1’06. Costs
EUR MM

Santander

+6

+1

Banesto

+8

+4

Consumer Finance

+28

+22

Portugal

+3

+2

7

Fin. Mgt. & Equity. Stks.

Corporate Projects

+20

n.s.

Abbey Intangibles

+38

n.s.

Brazil*

+79

+25

Mexico*

+43

+23

Chile*

+27

+25

Group efficiency ratio
%
54.8
50.3
Q1'05
Q1'06

Continental Europe
%
43.0
40.1
Q1'05
Q1'06
Abbey
%
71.4
56.5
Q1'05
Q1'06
Latam
%
53.3
46.4
Q1'05
Q1'06

Santander

… permits an improvement in EFFICIENCY*

in all operating areas

Group Results Q1’06. Efficiency

(*) Including amortisations

8

Net operating income

+29.8%
2,655
2,484
+7%
2,368
2,387
2,045
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

Santander

Summarising: dynamic Group business reflected in sustained
growth of NET OPERATING INCOME

Group Results Q1’06. Net operating income

9

Group loan-loss provisions

Specific*
501
+77%
283
337
211
+60%
Q1'05
Q1'06
Credit cost**
0.22%
0.30%

Group Results Q1’06. Loan-loss provisions

EUR million

Increase in LOAN-LOSS PROVISIONS due to higher loan balances and change of business mix (more profitable segments)

Loan-loss provisions(1) by geographic areas

Specific

Generic

164

86

+78

5

-16

+21

-2

5

-7

5

23

-18

172

99

+73

10

(**)  Annualised net specific allowance / total risk

(*)    Specific loan-loss provisions are reduced by written-off assets recoveries

(1) Country-risk not included. Positive data: allocation; negative data: available

Q1’06

Q1’05

Chg.

Q1’06

Q1’05

Chg.

Europe

66

77

-11

Abbey

83

74

+9

LatAm

189

64

+125

Rest

-1

-4

+3

Total

337

211

+126

NPL and coverage

162%
182%
185%
1.05%
0.89%
0.86%
Mar'05
Dec'05
Mar'06
NPL
Coverage

Continental Europe

227%
247%
248%
Coverage
NPL
0.83%
0.76%
0.76%
Mar'05
Dec'05
Mar'06

Abbey

72%
78%
79%
Coverage
NPL
0.84%
0.67%
0.64%
Mar'05
Dec'05
Mar'06

LatAm

161%
186%
183%
Coverage
NPL
2.64%
1.82%
1.71%
Mar'05
Dec'05
Mar'06

Santander

Group Results Q1’06. Credit quality

Maintaining historical lows in NPL ratios with a high coverage ratio, compatible with the change in business mix, …

11

Doubtful loans and Loan-loss allowances

4,370
8,075
Generic
4,927
Specific
3,148
Doubtful loans
Loan-loss allowances

Santander

Group Results Q1’06. Loan-loss allowances

EUR million

… and a high amount of loan-loss allowances
(approximately EUR 5 billion of generic funds)

12

EPS

EUR
0.239
+26%
0.190
Q1'05
Q1'06

ROE

17.2%
15.2%
Q1'05
Q1'06

RORWA

1.57%
1.48%
Q1'05
Q1'06

In summary, 26% growth in earnings per share, improving return on shareholders’ equity and risk-weighted assets

Group Results Q1’06. EPS and profitability

Maintaining core capital in the target range

13

Grupo Santander’s Performance Q1’06

Business areas’ performance Q1’06

Conclusions

Appendix

Index

14

Attributable income by principal segments

EUR million and % o/ Q1'05

Continental Europe
898
+19%
United Kingdom (Abbey)
244
+67%
Latin America
618
+47%

Income before tax by secondary segments

EUR million and % o/ Q1'05

Retail Banking
1,930
+35%
Wholesale Banking
445
+58%
Asset Mngt. & Insurance
209
+8%

Group income increase is the result of
strong growth in all operating areas…

Group Results Q1’06. Business areas summary

… without contribution from Financial Management & Equity Stakes (EUR
-267 million in attributable income compared to EUR -134 MM in Q1’05)

15

Business performance

(*)    Excluding securitisation effects
(**)   Deposits w/out REPO’s + Mutual Funds + Pension Funds
(***) Managed loans

Santander

+17%

+10%

Banesto

+22%

+14%

Consumer Finance

+32%

+12%

Portugal

+11%

+5%

16

All retail units offer strong growth in their activity

Funds**

Loans*

Brazil (local currency)

+36%

+23%

Mexico (local currency)

+36% ***

+22%

Chile (local currency)

+21%

+18%

Abbey (£)

+10%

+3%

CONTINENTAL EUROPE

17

Change Q1'06 / Q1'05

Gross operating income
+14%
Costs*
+7%
Net operating income
+20%
Attributable income
+19%

Net operating income

EUR million
+20%
1,557
1,303
1,374
1,308
1,447
Retail Banking
1,105
1,199
1,184
1,259
1,292
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

Santander

Attributable income of EUR 898 million, the result of our business model for mature markets. Last quarter, a record

(*)     Personnel + administrative costs + depreciation

Continental Europe

18

Gross operating income: 2,558 MM; +14%

Net operating income: 1,557 MM; +20%

Attributable income: 898 MM; +19%

Santander Network
967
+7%
533
+13%
334
+10%
Banesto
483
+10%
327
+17%
148
+17%
Santander Cons. Fin.
429
+20%
283
+18%
126
+17%
Portugal
276
+9%
150
+15%
114
+22%
Rest*
404
+39%
265
+48%
176
+45%

Santander

Europe: Main units Q1'06
EUR million and % o/ Q1'05

Strong growth in net operating income
and attributable income, well balanced by units

(*)     Banif, Asset Management and Global Wholesale Banking

19

Management highlights

■

■

Change o/Q1'05
+1%
+128
Costs
New branches

■

■

Results

■

% Change o/ Mar'05
33%
18%
12%
11%
Loans micro Cos.
SMEs
Demand deposits
Mutual & pension funds

■

■

■

Santander

Santander Retail

Investing in clients: “We want to be
your Bank” plan

Investing in commercial capabilities in

a profitable and efficient manner

Growth in most profitable products:

Moderate increase in revenues due to

impact of “We want to be your Bank” plan

Strong efficiency improvement (340 b.p.)

and double-digit growth in net operating

income

Increase in loan-loss provisions because

of generic ones. Cost of credit diminishes

Investing in quality: specific programs

(META100)

Partenon: technological support

Investing to increase our capabilities of delivering income growth,

and at the same time presenting a new quarterly record

20

Management highlights

% change o/Q1'05
+25%
+19%
+23%
Individuals
Small businesses
Medium businesses

Results

% change o/Q1'05
+10.7%
+11.9%
Individuals
SMEs

EUR million
+17%
279
278
276
307
327
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

Santander

Banesto

Higher growth than market: increase in

market share vs. banks: +0.27 b.p.

Important growth in high spread loans

Commercial expansion plans and growth in
target businesses

Consumer and cards

SMEs

Individuals (CIMA model, flat rate account)

Double digit growth in gross operating

income supported by:

Net operating income performance

Strong efficiency improvement (-307 b.p.)

Loan-loss provisions increase due to

generic ones, but credit cost improves

In 2006 the profitable growth model is maintained:

Record quarterly attributable income

21

Management highlights

- Strong increase in higher spreads products

New loans
Change o/ Q1'05
+24%
+22%
+36%
+40%
+21%
Total
Cars
Revolving
Direct
Rest

- First steps in integrating Portugal's business: Hispamer Portugal + Interbanco

Results

- Revenue increase in line with activity
- Cost increase basically due to change in perimeter and growth projects
- Sustained increase of net operating income by quarters

EUR million
+18%
240
264
269
281
283
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

- Loan-loss provisions increase in line with business growth

Santander

Santander Consumer Finance

The business model works delivering excellent results:
Record quarter in revenues, net operating and attributable income

22

Management highlights

- Loans: strong growth in individuals and SMEs

Change in stock o / Q1'05

+11%
+21%
Individuals
SMEs

- Capture of mutual funds and capitalisation plans
- Increase in market share

Change o/ Q1'05

+31 bp
+83 bp
Total loans
Capitalisation plans

- Expansion plans: 48 new branches in 12 months

Results

- Good growth in revenues from fees

Change o/ Q1'05

+28%
+22%
+26%
+96%
Total
Service
Insurance
Investment Bk & brokerage

- Strong efficiency improvement (296 b.p.)
- "Leap" in net operating income

EUR million

Santander

Portugal

In 2006 the model of higher revenues with flat costs is maintained:

Record quarter in revenues, net operating and attributable income

23

UNITED KINGDOM – ABBEY

24

Change Q1'06 / Q1'05

Gross op. income
+11%
Costs* -12%
Net operating income
+63%
Att. income
+65%

Net operating income

Santander

United Kingdom – Abbey

GBP million

Achieving revenues and costs plan.

Attributable income to the Group of £ 167 MM (EUR 244 MM)

(*) Personnel + general costs + depreciation

25

Stock change o/Q1'05. Retail Business In £ and local criteria

+6%
+6%
Loans
Deposits

Revenues (%)
13 p.p.
20 p.p.
18 p.p.
23 p.p.
Costs (%)
Q1'05
Q2
Q3
Q4
Q1'06

Santander

Abbey

A first quarter in line with 2006 forecasts

Management highlights

Results

Efforts in improving quality and profitability
in sales

Active management of prices and volumes

New loans: on another level vs. Q1’05 and
improving o/ Q4’05 in basic products:

Mortgages, savings, UPLs …

106,000 new current accounts (+10%

o/Q1’05 and 14% o/Q4’05)

Expected employee reduction of 2,000 in
2006. In Q1’06: -600

Technological plan on schedule. Starting
implementation of management tools

Growth in balances:

Revenue and cost performance enables
continuation of “opening up the jaws”:

Increase in loan-loss provisions: +£20 mill.
(mortgages: +£4 mill.; UPLs: +£12 mill.)

26

Gross new mortgages

Market share
8.7%
9.8%
9.5%
4.9
8.0
7.0
Q1'05
Q4'05
Q1'06

Net new mortgages

Market share
-3.6%
5.5%
6.3%
-0.6
1.4
1.4
Q1'05
Q4'05
Q1'06

Gross new personal loans

GBP million
504
530
685
Q1'05
Q4'05
Q1'06

Net savings flow

+0.3
+0.6
+1.3
Q1'05
Q4'05
Q1'06

Santander

Abbey. Business performance - new business

GBP Billion

27

Abbey. Commercial update

Commercial situation

Mortgages

Savings and

investments

Current

accounts

Personal

loans

Cards

Employees

Branches

Increase in revenues

Market share improvement in net loans compared to Q4’05

Maintaining revenues in savings

Transferring flows to more profitable business: from savings to investments

High capturing of switchers (transactional) accounts

Time needed to mature

Stable business of Abbey brand

Reviewing cahoot strategy: price increase

Agreement with MBNA

Higher productivity of employees authorised to sell

Products sold by banking advisors: > 40% o/ Q1’05

Applications by mortgage advisor: > 50% o/ Q1’05

Improvement of the information systems with the installation of the first Partenon modules

28

■

2005: Definition and preparation
2006: Renewal of Infrastructure support
E-06
E-07
1T
• Intranet SAN
• Renewal SW PCs
• Single Telephony Platform
Portals (v.1)
Single Data Base
Cash desk Accounts
Cards
Payments
Loans & Mortgages

■

❑

❑

■

❑

❑

Santander

Abbey - Technological improvement

Q1’06 in line with the implementation of Partenon plan

MIS Branch available in Abbey will boost the branches’ productivity

Next steps to improve commercial productivity (Q2 and Q3’06):

Production management in branches with daily information on volumes and prices

Balances by branch (in terms of volume)

Commercial Agenda

Extending MIS to all channels and products

29

LATIN AMERICA

30

Change Q1'06 / Q1'05

Gross operating income
+28%
Costs*
+13%
Net operating income
+48%
Attributable income
+35%

Net operating income

+48%
1,299
Total
879
991
997
1,014
LatAm Retail Banking
591
567
704
729
879
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

Santander

Total Latin America

USD million

Latin America- growth momentum. Last quarter record in: revenues, net operating and attributable income (USD 743 million)

(*)     Personnel + administrative costs + depreciation

31

Gross operating income: 2,533 mm; +28%

Net operating income: 1,299 mm; +48%

Attributable income: 743 mm; +35%

Brazil
967
+40%
492
+78%
238
+35%*
Mexico
616
+30%
321
+52%
170
+30%*
Chile
400
+32%
233
+45%
137
+48%
Rest of countries
472
+8%
204
+5%
154
+31%
Santander Private Banking
79
+21%
49
+34%
44
+36%

Santander

Latin America: Main units Q1'06

USD million and % change o/ Q1'05

Strong revenue growth with costs under control in all countries.

(*) Tax impact. Brazil’s IBT: +45%; Mexico’s IBT: +50%

Increase in provisions due to expansion and change of mix

32

+19 bp
+50 bp
+30 bp
Consumer
Indivuduals
Deposits + Funds

USD million
+78%
276
434
376
437
492
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

Santander

Brazil. Key aspects of the quarter

Favourable environment: solid fundamentals and

strong increase in banking business

Loans: +20%; Deposits: +20% (*)

Increase in customers and linked customers

Growth in SMEs and businesses

Stronger increase in volumes than expected:

increase in market share in key products

Technological integration finalised in April:

Improvement in future potential

Record quarter in revenues: in net interest

income (+51%) and fees (+57%)

Lower trading gains: no portfolio sales in Q1’06

(in Q1’05 we sold) and higher unrealised capital

gains

Efficiency improvement. Cost + amortisations

are 6% lower in local currency

“Quality jump” in net operating income

Loan-loss provision increase: strong loan

increase - change of mix

Increase in taxes (29% to 34%)

Technological integration and faster business growth make us more optimistic than our previous indications

(*)     Activity growth in local currency

Macro and financial environment

Activity

Results

33

+40 bp
+90 bp
+100 bp
+80 bp
Consumer
Businesses
Deposits
Mutual Funds

USD million
+52%
211
182
222
200
321
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

Santander

Macro and financial environment

Results

Favourable macro environment with strong
growth in banking business

Increase in linkage and number of customers:
payroll and cards: levers of growth

Market share increase in key products

Loans: +29%; Savings: +17% (*)

Better composition of loan balances

Record quarter in revenues due to net interest
income and fees

Strong efficiency improvement. Costs lower than
expected

“Leap” in net operating income

Loan-loss provisions in line with expectations:
change of mix and normalisation of credit cost

Tax rates: towards normalisation (Q1’05 3%;
Q1’06: 16%. Towards 30% in 2007/08)

Activity

Solid and profitable growth of business, which produces strong increases in net operating and attributable income

(*)

Mexico. Key aspects of the quarter

Activity growth in local currency

34

+50 bp
+130 bp
+90 bp
Consumer
Mortgages
Dep. + M. Funds

USD million
+45%
161
194
190
196
233
Q1'05
Q2'05
Q3'05
Q4'05
Q1'06

Santander

Macro and financial environment

Results

Favourable environment with notable banking

business growth:

Retail growth: Increase in linkage and in
customers

Market share increase in key products

Loans: +16%; Savings: +18% (*)

Active management of arrears. Ratios improve

Record quarter in revenues due to net interest
income (+31%) and fees (+42%)

Costs growing slightly above inflation with
strong efficiency improvement (41%, -600 p.b.)

“Leap” in net operating income:

Loan-loss provisions growing due to strong
increase in retail loans and normalisation of risk
premium

Activity

Solid quarter results with a record attributable income (USD 137 million), underscores the strength of the franchise and our strategy

(*) Activity growth in local currency

Improvement in efficiency enables expansion
plans to be financed

Chile. Key aspects of the quarter

35

Latin America - Other units

Attributable income by units

Key highlights

Total

198

+31.8

36

USD million

% change

Q1’06

o/Q1’05

Santander

Private Banking

44

+36.3

Argentina

Economic environment towards
normalisation

Reduction of the Group’s exposure to the
public sector

Good evolution of private clients business:
strong increase of net interest income
(+26%) and fees (+38%)

AuM: USD 25 billion (+3.4 billion in 12
months)

Recurrent income with low capital
consumption

Santander Private Banking

Venezuela

51

+15.9

Argentina

47

+212.9

Colombia

22

+11.7

Puerto Rico

9

-58.6

Others

26

+37.4

Sub-total

154

+30.5

GLOBAL BUSINESSES

37

IBT contribution: EUR 445 MM

Change Q1'06 / Q1'05

Gross operating income
+44%
Costs*
+16%
Net operating income
+58%
Income before tax
+58%

Gross operating income structure

644
+44%
Total 448
177
Proprietary trading and portfolios
129
+37%
166
Treasury - customers
93
+79%
47
Equity
31
+50%
Corporate products + Investment Bkg.
194
+31%
254
Q1'05
Q1'06

Santander

Global Wholesale Banking

Mill. euros

Greater activity with customers and positive evolution of the markets

(*)     Personnel + administrative costs + depreciation

38

Change o/ same period of previous year
+17%
+34%
+17%
+50%
+28%
+50%
2005
Q1'06
2005
Q1'06
2005
Q1'06
Cash + Trade + Custody
Investment Banking
Equities

Santander

Global Wholesale Banking

Management highlights

Results

Advancing towards the global vision of

business

Widening of the global Relationship Model

with customers (66 new ones)

Extension of SGC to Latin American

countries (Chile in Q1’06)

Project Atlantic: Project Finance growth in

Europe and USA

Transactional Project: aim is to recover

market share in core markets

Focusing on increasing customer revenues:

higher recurrence

Growth in gross operating income spurred by:

Revenues from value added products

Treasury: good quarter for markets and high

growth in customer revenues

Higher costs due to projects and exchange

rates, nevertheless improving efficiency

Customer sales: + 79% o/ Q1’ 05

Strong growth in revenues leads to a

record quarter in attributable income

39

Segment contribution
IBT: EUR 209 million

Change Q1'06 / Q1'05
Gross operating income
+12%
Costs*
+11%
Net operating income
+12%
Income before tax
+8%

Revenue contribution: Total Group revenues

Total
839
+17%
979
Insurance**
402
+14%
460
Pension funds
103
+15%
117
Mutual funds
334
+20%
402
Q1'05
Q1'06

Santander

Asset Management and Insurance

EUR million

Record quarter in revenue generation

and in IBT contributed to the Group

(*)     Personnel + administrative costs + depreciation

(**)   Commissions and fees + Insurance activities

40

Asset Management and Insurance. Management highlights

Advancing towards the construction of a
single operating and IT platform (efficiency
improvement):

Initiating unification of European Asset
Management businesses back / front
office)

International expansion: Distribution
projects of own products in Europe

Distribution of alternative funds in Spain
(new legislation)

Merger of Santander Seguros + Banesto
Seguros

One company with a European vocation

Economies of scale in the production and
management of products

Strengthening sales of own products
instead of brokerage of third parties

Global management of reinsurance

Abbey Insurance

Negative impact of “closed books”
business

Pushing sales in branches and direct
channels: investments

Advancing in a stable and profitable business

with low capital consumption

Asset Management

Insurance

41

Index

Grupo Santander’s Performance Q1’06

Business areas’ performance Q1’06

Conclusions

Appendix

42

Conclusions

Record quarter, with high quality results

Strong growth in all operating areas (geographic and by business)

Increase business with customers and investment to keep growing in the future

Improved efficiency, profitability and credit quality

Maintaining target levels on capital ratios

Moving forward in expansion Projects in all Units

A very positive quarter for the Group makes us optimistic about surpassing our initial expectations for the whole year

1.

2.

3.

4.

5.

6.

43

Index

Grupo Santander’s Performance Q1’06

Business areas’ performance Q1’06

Conclusions

Appendix

44

Santander Retail

46.9
43.5
Q1'05
Q1'06

Banesto

43.1
40.0
Q1'05
Q1'06

Santander Consumer

34.0
35.0
Q1'05
Q1'06

Portugal

47.6
44.6
Q1'05
Q1'06

Continental Europe. Efficiency

(%)

45

Red Santander

267%
300%
0.60%
0.56%
Mar'05
Mar'06
NPLs
Coverage

Banesto

337%
393%
0.57%
0.46%
Mar'05
Mar'06
NPLs
Coverage

Santander Consumer

127%
124%
2.36%
2.41%
Mar'05
Mar'06
NPLs
Coverage

Portugal

182%
258%
1.23%
0.71%
Mar'05
Mar'06
NPLs
Coverage

Santander

Continental Europe. NPLs and Coverage

46

Santander Retail
2.93
2.93
2.94
3.00
3.10
1.53
1.50
1.49
1.54
1.71
1.40
1.43
1.45
1.46
1.39
Q1'05
Q2
Q3
Q4
Q1'06
Loans
Deposits
Total

Banesto Retail Banking
2.80
2.79
2.75
2.84
2.92
1.50
1.48
1.46
1.43
1.38
1.30
1.31
1.29
1.41
1.54
Q1'05
Q2
Q3
Q4
Q1'06
Loans
Deposits
Total

Santander Consumer Finance
5.14
5.00
5.08
4.81
4.79
Q1'05
Q2
Q3
Q4
Q1'06

Portugal Retail Banking
2.94
2.95
2.92
2.84
2.85
1.86
1.84
1.78
1.72
1.66
1.08
1.11
1.14
1.12
1.19
Q1'05
Q2
Q3
Q4
Q1'06
Loans
Deposits
Total

Santander

Continental Europe - Main Units spreads

(%)

47

Retail Banking spreads

1.46
1.44
1.46
1.45
1.44
0.75
0.74
0.74
0.73
0.72
0.71
0.70
0.72
0.72
0.72
Q1'05
Q2
Q3
Q4
Q1'06
Loans
Deposits
Total

Santander

Abbey. Spreads

(%)

48

Brazil

%
58.3
46.8
Q1'05
Q1'06

Mexico

%
51.0
44.2
Q1'05
Q1'06

Chile

%
47.0
41.0
Q1'05
Q1'06

Santander

Latin America. Efficiency

(%)

49

Brazil

188%
126%
2.70%
2.76%
Mar'05
Mar'06
NPLs
Coverage

Mexico

290%
336%
0.89%
0.69%
Mar'05
Mar'06
NPLs
Coverage

Chile

131%
165%
3.42%
2.15%
Mar'05
Mar'06
NPLs
Coverage

Santander

Latin America. NPLs and coverage

50

Brazil Retail Banking

17.49
17.06
17.83
18.33
20.17
14.68
14.15
15.12
15.87
17.71
2.81
2.91
2.71
2.46
2.46
Q1'05
Q2
Q3
Q4
Q1'06
Loans
Deposits
Total

Mexico Retail Banking

10.87
11.30
11.06
11.19
11.19
6.85
7.40
7.34
7.62
7.94
4.02
3.90
3.72
3.57
3.25
Q1'05
Q2
Q3
Q4
Q1'06
Loans
Deposits
Total

Chile Retail Banking

5.79
6.01
5.87
5.45
5.71
4.73
5.01
4.89
4.50
4.68
1.06
1.00
0.98
0.95
1.03
Q1'05
Q2
Q3
Q4
Q1'06
Loans
Deposits
Total

Santander

Latin America. Main Countries spreads

(%)

51

Santander

SANTANDER WORLD'S BEST BANK
EUROMONEY 2005 Awards for excellence

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 1st floor

Avda de Cantabria, s/n

28660 Boadilla del Monte, Madrid (Spain)

Tel.: 34 91 259 65 14 - 34 91 259 65 20

Fax: 34 91 257 02 45

e-mail: investor@gruposantander.com

www.gruposantander.com

Financial Report

First Quarter

06

Item 3

Key consolidated data

			Variation

	Jan-Mar 06	Jan-Mar 05	Amount	(%)	2005

Balance sheet (Million euros)
Total assets	814,738	703,770	110,968	15.8	809,107

Customer loans	451,397	380,554	70,844	18.6	435,829

Customer funds under management	698,652	600,048	98,604	16.4	680,887

Shareholders’ equity	37,295	33,338	3,957	11.9	35,841

Total managed funds	974,882	835,081	139,801	16.7	961,953

Capital and NPL ratios (%)
BIS ratio	12.84	12.97			12.94

Tier I	7.70	7.24			7.88

NPL ratio	0.86	1.05			0.89

NPL coverage	184.80	161.88			182.02

Income statement (Million euros)
Net interest income (w/o dividends)	2,843	2,321	523	22.5	10,158

Commercial revenue	4,983	4,127	856	20.7	18,242

Gross operating income	5,393	4,535	858	18.9	19,807

Net operating income	2,655	2,045	610	29.8	9,285

Attributable income to the Group (ordinary)	1,493	1,185	308	26.0	5,212

Attributable income to the Group	1,493	1,185	308	26.0	6,220

Profitability and efficiency (%)
ROE	17.23	15.20			16.64 *

ROA	0.81	0.76			0.78 *

RORWA	1.57	1.48			1.51 *

Efficiency ratio (1)	50.29	54.78			52.55

(1).- (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254	6,254

Share price (euros)	12.05	9.39	11.15

Market capitalisation (Million euros)	75,364	58,728	69,735

EPS (euro)	0.2390	0.1900	0.8351 *

Diluted EPS (euro)	0.2380	0.1898	0.8320 *

Book value (euro)	5.96	5.33	5.73

Price / Book value (X)	2.02	1.76	1.95

P/E ratio (X)	12.60	12.35	13.35 *

Other data
Shareholders (number)	2,398,089	2,578,094	2,443,831

Number of employees	130,728	129,868	129,196

Continental Europe	44,309	44,714	43,763

United Kingdom (Abbey)	20,643	24,062	21,121

Latin America	64,284	59,809	62,850

Financial management and equity stakes	1,492	1,283	1,462

Number of branches	10,326	9,935	10,201

Continental Europe	5,444	5,241	5,389

United Kingdom (Abbey)	712	718	712

Latin America	4,170	3,976	4,100

(*) Over Group attributable ordinary income (not including extraordinary capital gains nor allowances).

Note: The published information has not been audited. However, the preparation of the consolidation accounts has been done in accordance to general acceptable accounting criteria and principles.

2        January - March 2006

Contents
Key consolidated data	2

Performance during the quarter	4

The Santander share	11

Consolidated financial report	12

Information by segments	19

Corporate Governance	43

Corporate Social Responsibility	43

Highlights of the first quarter

•	The Group generated attributable income of EUR 1,493 million, 26.0% more than in the first quarter of 2005 and 12.0% higher than the ordinary income of the fourth quarter.
•	Earnings per share increased 25.8%.
•	Gross operating income, net operating income and attributable income registered faster year-on-year growth, partly benefiting from the positive impact of exchange rates.
•

The rise in attributable income was fuelled by the 29.8% increase in net operating income, which grew strongly in all geographic zones (Continental Europe, the UK and Latin America) and businesses (retail banking, consumer finance, private banking, wholesale banking and asset management and insurance).

•	Almost all segments and units recorded record quarterly figures.
•	Business in all areas reached notable levels, maintaining or improving the growth rates seen at the end of 2005.
•	Costs grew selectively and below the rise in revenues, producing a gain in the efficiency ratio of 4.5 points to 50.3%.
•	Return on shareholders’ equity (ROE) reached 17.2%, an increase of 2.0 p.p.
•	Risk-weighted assets (RORWA) improved 9 b.p. to 1.57%.
•

Credit risk quality remained excellent. The ratio of non-performing loans was 0.86%, 19 b.p. less than in the first quarter of 2005, and coverage was 23 points higher at 185%. The Group had a generic fund of EUR 4,927 million at the end of March.

•	Capital ratios also improved. Core capital was 6.0%, in line with the target levels.
•

The third interim dividend charged to 2005 earnings of EUR 0.09296 per share was paid on February 1. The fourth dividend of EUR 0.13762 will be paid on May 1, bringing the total charged to 2005 earnings and to be proposed to the Shareholders’ Meeting to EUR 0.4165, 25% more than in 2004.

January - March 2006	3

Performance during the quarter

General background

Grupo Santander conducted its business in a favourable economic environment: strong growth, moderate inflationary pressures and stable financial markets. The United States and Asia continued to lead global growth, Japan’s recovery is consolidating, Latin America is still growing at a brisk pace and the Euro zone is picking up.

The strong growth in the US economy (more than 4% at the beginning of 2006) and rising inflationary pressures led the Fed to raise its interest rates again to 4.75% in March. In Latin America, economies and markets performed well. The Mexican and Brazilian central banks reduced their benchmark rates further, while Chile continued to gradually increase its rates in the face of its buoyant economy. These Latin American currencies remained firm, thanks to solid external and public sector accounts.

In the Euro zone, the best expectations in five years point to an economic growth of more than 2% in 2006. This, combined with inflation of just over 2% and a faster pace of lending to the private sector, led the European Central Bank to lift its repo rate to 2.5% in March. This strengthened the euro against the dollar. Spain’s growth is stabilising at around 3.5%, driven by domestic demand, but with inflation of close to 4%.

The UK economy is showing signs of recovery, although it is still growing below potential (1.7% in Q405). Inflation is below the Bank of England’s target and the base rate has been held at 4.5% since last August.

Summary of the Group’s performance and of businesses

In this environment, Santander continued to show the effectiveness of a business model which is adapted to different markets in order to achieve significant growth in net interest income, gross operating income and net operating income and earnings in all areas. The drivers behind this performance are the focus on customers and retail business, the growth potential of Santander’s business portfolio and the continuous efforts to improve business and operating efficiency.

Santander continues to develop measures to advance the Group’s global vision, both in businesses as well as in operating and organisational aspects. Furthermore, the Group has undertaken operations to strengthen its business growth capacity and strategic geographic areas.

Attributable income increased 26.0% to EUR 1,493 million in the first quarter. Earnings per share were EUR 0.239, 25.8% more than in the first quarter of 2005, and the diluted earnings per share were EUR 0.238.

This performance represents a considerable improvement in profitability, both in terms of ROE and RORWA. ROE is 17.2%, 2.0 points higher than in the first quarter of 2005, and higher than for the whole of last year (16.6% excluding extraordinary capital gains), while RORWA is 1.57% (+9 b.p.).

There were four main highlights during the first quarter:

•	Commercial revenue rose 20.7%, faster than in 2005, and backed by stronger net interest income excluding dividends, which increased for the seventh straight quarter, and net fees.
•

The selective growth of costs in Continental Europe and Latin America, well below revenues, and the strong reduction in Abbey produced notable gains in efficiency in all segments. The Group’s efficiency ratio was 50.3% (54.8% in Q105).

4	January - March 2006

Performance during the quarter
•	The 77.0% rise in loan-loss provisions was due to the strong growth in lending and the change of business mix in some units. Income before taxes was 31.8% higher.
•

The Group’s performance was due to its operating areas (net operating income was up 37.4% and income before taxes 35.2%), while Financial Management and Equity Stakes recorded lower earnings because of the cleaning up of the ALCO portfolio and the higher costs associated with projects and intangibles.

Comparisons of revenues and costs between the two periods are positively affected by the evolution of Latin American currencies and of the dollar against the euro. The impact is around 8 points in the Group and 23 points in Latin America regarding the euro (11 points against the dollar). The comparisons do not take into account the extraordinary capital gains in the first quarter of 2005 (EUR 717 million from the sale of the stake in The Royal Bank of Scotland), as a fund of the same amount was established in that quarter and applied at the end of the year.

The three large segments of the principal (geographic) levels registered double digit growth in gross operating income, net operating income and attributable income:

•

Continental Europe generated 51% of the attributable income of the operating areas. Gross operating income grew at double the pace of operating costs and absorbed the rise in generic provisions resulting from greater lending. Attributable income was 19.2% higher than in the first quarter of 2005 at EUR 898 million. All Retail Banking units (Santander branch network, Banesto, Santander Consumer Finance, Portugal and Banif), as well as Asset Management and Insurance and Global Wholesale Banking, grew.

•	In the United Kingdom, Abbey contributed EUR 244 million of attributable income, 66.8% more than in the first quarter of 2005 and 14% of the total of the Group’s operating areas (11% in Q105).

This growth was the result of stronger business and the efforts made to streamline costs: gross operating income rose 12.0%, costs fell 11.1% and net operating income surged 65.2%.

•

Latin America generated EUR 618 million of attributable income (35% of the Group’s total operating areas and 47.3% more than in the first quarter of 2005). The main drivers of this growth were the strong rise in business and the notable increase in commercial revenues in the last quarters, much higher than the growth in the costs which in local currency increased in line with inflation. This combination enabled net operating income to rise 61.2% and absorb the higher provisions from greater lending and the change in the business mix. In dollars, the currency used to manage the area, attributable income was 35.0% higher at US$743 million.

In 2006, Santander was again chosen as the “Best Bank in Latin America” by the magazine Global Finance.

More information on the principal segments and their units and countries is set out on pages 20 to 35 of this report.

The secondary level (by businesses) shows a similar performance, with all three large segments growing strongly.

•

Retail Banking, which generates 82% of the total gross operating income of the operating areas and 75% of income before taxes, registered 21.1% growth in commercial revenue, 36.6% in net operating income and

January - March 2006	5

Performance during the quarter

34.5% in income before taxes. Continental Europe’s net operating income and income before taxes increased 17%. Abbey Retail, leveraged by the sharp fall in costs, registered growth of more than 75% in euros in these items. The respective growth rates in Latin America, in euros, were 62.3% and 61.6%, spurred by the take-off in customer business in the three main markets and the favourable impact of exchange rates.

•

Global Wholesale Banking’s income before taxes was EUR 445 million, 17% of the operating areas and 57.7% more than in the first quarter of 2005. Stronger revenues from high value businesses with customers coupled with the good performance of the markets pushed up gross operating income by 43.8% and absorbed the costs of expanding businesses such as Santander Global Connect into new markets, and larger loan-loss provisions due to greater activity.

•

Asset Management and Insurance generated income before taxes of EUR 209 million, 7.5% more than in the first quarter of 2005 and 8% of the operating areas’ total. Total gross operating income from all products (mutual and pension funds and insurance) was EUR 979 million (18% of the Group’s total and 16.8% more than in the first quarter of 2005).

More details on the secondary segments are available on pages 38 to 42 of this report.

In short, this performance underlines the Group’s effort to boost business volumes and revenues by strengthening customer activity in all geographic and business areas, while controlling costs and maintaining excellent credit risk quality.

As well as the performance, other noteworthy aspects are:

•	The incorporation of 50.001% of Portugal’s Interbanco, specialised in auto finance.
•

The acquisition of Island Finance in Puerto Rico, the island’s second-largest consumer finance company, which will be integrated into Grupo Santander’s franchise, the second largest in the territory in terms of deposits.

•

Of note in technology and business information systems were the integration of Brazil’s IT platforms in Altair and the extension of corporate intranet to Santander Totta and Abbey, as an element of integration and communication. Additionally, important advances have been made in the renewal of Abbey’s infrastructure that will serve as support to the Partenon platform.

•

Sovereign’s agreement with its shareholder, Relational Investors, to withdraw its objections to the investment accord between Santander and Sovereign, and Sovereign’s related investment in Independence Community Bank Corp. will facilitate the probable closing of the deal during the second quarter of 2006.

•

On April 3, an arbitration court notified the relevant parties of its decision regarding the legal proceedings brought by Total against Santander as a result of its takeover bid of Cepsa shares in 2003. Detailed information on page 37 of this report.

Grupo Santander results

Net interest income increased 22.7% to EUR 2,893 million. Of particular note was that, excluding dividends, the figure

Exchange rates: 1 euro / currency parity
	Average (Income statement)		Period-end (Balance sheet)

	Jan-Mar 06	Jan-Mar 05	31.03.06	31.12.05	31.03.05

US$	1.2019	1.3112	1.2104	1.1797	1.2964

Pound sterling	0.6860	0.6935	0.6964	0.6853	0.6885

Brazilian real	2.6350	3.4927	2.6459	2.7446	3.4692

New Mexican peso	12.7386	14.6605	13.2327	12.5845	14.5207

Chilean peso	632.7446	758.5727	637.2756	604.7732	760.9868

Venezuelan bolivar	2,580.7784	2,609.8758	2,599.0919	2,533.1698	2,783.7597

Argentine peso	3.7000	3.8470	3.7447	3.5907	3.7887

6	January - March 2006

Performance during the quarter

was higher for the seventh straight quarter. This was due to the continuous expansion of business volumes and more stable spreads.

The cost of preferred shares and participations is now recorded in net interest income. The cost in the first quarter of 2006 was EUR 102 million, 23.4% higher.

Total net fees rose 23.5%, with a notable rise in Latin America (+47.3%) and moderate in Abbey (+18.1%) and Continental Europe (+8.4%), the latter because of the initial impact of the launch of the “We want to be your Bank” plan in the Santander network. Of note by products were the revenues from mutual and pension funds (+18.9%), credit cards (+22.2%), securities (+19.9%) and insurance (+32.6%).

Income from insurance activity remained stable at EUR 210 million. Income from companies accounted for by the equity method dropped 7.1% because of the sale of the stake in Unión Fenosa in 2005.

As a result, the Group’s commercial revenue was 20.7% higher at EUR 4,983 million. Gross operating income increased less (18.9%), since gains on financial transactions hardly changed.

Operating expenses rose 9.8% because of the exchange rate effect and some perimeter impact. Excluding both these factors, growth was 2.6% (growing less than inflation).

This performance, together with the rise in gross operating income, produced an improvement of 4.5 points in the efficiency ratio which, including depreciation and amortisation costs, was 50.3%. All business areas reported better ratios, particularly Abbey (from 71.4% in Q105 to 56.5% in Q106).

Net operating income grew 29.8% and came from all operating areas (+37.4%) as Financial Management and Equity Stakes’ contribution was lower than in the first quarter of 2005.

The net impairment loss on the Group’s assets amounted to EUR 512 million, most of which were net loan loss provisions (EUR 501 million). The latter increased 77.0% because of the combined effect of higher generic provisions from greater lending, emanating from the change in the business mix toward segments with higher spreads, but also higher risk premiums, the impact of exchange rates and some country-risk releases in the first quarter of 2005.

Other income was EUR 14 million negative in the first quarter of 2006 (EUR 137 million negative in the same period of 2005).

After deducting these provisions, corporate tax and minority interests attributable income amounted to EUR 1,493 million, 26.0% more than in the first quarter of 2005.

Consolidated balance sheet

Assets at the end of March 2006 amounted to EUR 814,738 million and including off-balance sheet customer funds they totalled EUR 974,882 million, 16.7% more than in the first quarter of 2005.

Total gross lending stood at EUR 459,139 million, 18.4% more than in the first quarter of 2005 (+17.1%

January - March 2006	7

Performance during the quarter

deducting the exchange-rate impact). Year-on-year growth in loans to other resident sectors was 24.9% and particularly noteworthy was the 36.3% rise in secured loans. Loans to the non-resident sector grew 15.6%. Lending grew 4.5% in the first quarter, discounting the exchange-rate impact.

As regards the geographic distribution, Continental Europe accounted for 49% of the Group’s lending, Abbey 39% and Latin America 12%. Year-on-year growth in lending in Continental Europe was 21% excluding securitisations, 17% in the Santander branch network, 22% in Banesto, 11% in Portugal and 32% in Santander Consumer Finance.

Abbey’s balances were 8.4% higher in euros (+9.6% in sterling) and Latin America’s 39% in euros. In local currency growth was 22%, with significant rises in the main countries: Brazil (+36%), Mexico (+36%), excluding the IPAB, the former mortgage portfolio and restructured loans, and Chile (+21%).

Customer funds amounted to EUR 538,507 million, 14.9% more than in the first quarter of 2005. Deposits excluding Repos increased 9.2% (+6.7% without the exchange-rate impact), marketable securities 31.4%, liabilities from insurance contracts 10.0% and subordinated debt 6.0%.

In off-balance sheet funds, mutual funds increased 15.3% in the year to March and pension plans 28.5% (+11.1% and +20.3%, respectively, after deducting the exchangerate impact).

Total customer funds were 16.4% higher at EUR 698,652 million (+13.2% eliminating the exchange-rate impact). The growth of customer funds, excluding Repos, in the first quarter was 3.7% (discounting the exchange-rate impact).

Continental Europe accounts for 43% of total customer balances, Abbey 36% and Latin America 21%. Continental Europe’s customer funds grew 11% over the first quarter of 2005. In Spain, where 83% of Continental Europe’s balances are concentrated, on-balance sheet

8	January - March 2006

Performance during the quarter

funds rose 10% and off-balance sheet ones 14%. We continued to be the leader in mutual funds (market share of around 25%). In Portugal, we are second in the ranking of mutual funds.

Abbey’s on-balance sheet funds increased 8% and mutual funds 2% both in euros (+9% and 3% in sterling). Total managed funds in Latin America rose 37% in euros (+17% without the exchange-rate effect). Deposits excluding Repos and the exchange-rate impact rose by around 30% in Colombia and Venezuela, 23% in Brazil, around 17% in Argentina and Chile and 11% in Mexico. Mutual funds in the whole region grew 23%, and particularly well in Mexico, Chile and Brazil. Of note in pension funds was the growth in Colombia, Chile and Argentina (+21% for the whole region).

As part of its global financing strategy, the Group issued mortgage bonds and other covered bonds amounting to EUR 7,700 million in the first quarter, as well as issues of senior debt (countervalue of EUR 10,467 million) and one issue of subordinated debt (EUR 1,000 million).

Maturities during the first quarter amounted to EUR 4,067 million of senior debt, EUR 1,500 million of mortgage bonds and EUR 168 million of subordinated debt.

Goodwill at the end of March stood at EUR 14,025 million, EUR 1,357 million (-8.8% y-o-y), basically due to recognition of Abbey’s intangibles.

In accordance with the criteria of the Bank for International Settlements (BIS), Grupo Santander’s shareholders’ equity amounted to EUR 54,886 million. The surplus over the minimum requirement was EUR 20,678 million. The BIS ratio was 12.8, Tier I 7.7% and core capital 6.0%. The latter is similar to that the end of 2005 and 62 b.p. higher than March 2005.

Rating agencies

	Long term	Short term	Financial Strength

Moody’s	Aa3	P1	B

Standard & Poor’s	A+	A1

Fitch Ratings	AA-	F1+	B

Risk management

The Group’s ratio of non-performing loans (NPLs) was 0.86% at the end of March, 3 b.p. lower for the quarter and 19 b.p. lower than a year earlier. NPL coverage was 185%, similar to that of December 2005, but 23 points higher than in March 2005.

The total fund for coverage amounted to EUR 8,075 million, EUR 173 million more than at the end of 2005 and of which EUR 4,927 million were generic funds.

Specific loan-loss provisions during the first quarter, net of recoveries, amounted to EUR 337 million (0.30% annualised credit cost) compared to EUR 211 million (0.22% annualised credit cost). Most of the growth in provisions came from Brazil, Chile and Mexico as a result of the greater lending in these countries and the change of business mix towards products with a higher return, but also with a larger risk premium.

The NPL ratio in Spain was 0.56%, a new historic low (5 b.p. lower than in Q105). NPL coverage continued to be very high at 322% (+36 p.p. since March 2005).

Santander Consumer Finance’s NPL ratio was 2.41%, slightly higher than in March 2005. Coverage was 3 p.p. lower at 124%.

January - March 2006	9

Performance during the quarter

In Portugal, where the economic environment is still unfavourable, the NPL ratio improved to 0.71%, 52 b.p. less than in March 2005. NPL coverage was 258%, 76 p.p. higher.

Abbey’s NPL ratio was 0.64% (20 b.p. lower than March 2005) and coverage 79% (+7.5 p.p. y-o-y)

In Latin America the NPL ratio was 1.71%, 93 b.p. lower than in March 2005 (2.64%). Coverage was 183% (+23 p.p.).

The market risk of the trading portfolio, measured in terms of daily value at risk (DVaR), was around an average of EUR

Trading portfolios. VaR by region. First quarter
Million euros	2006		2005

	Avg	Latest	Avg

Total	36.4	39.5	18.4

Europe	12.0	13.8	10.5

USA	2.7	3.3	2.7

Latin America	28.3	29.9	14.7

36.4 million in the first quarter, moving between EUR 28.5 and EUR 47.9 million. This was higher than in the first quarter of 2005 because of portfolio reclassifications stemming from accounting changes (IFRS) in December 2005. This reclassification did not produce a rise in the Group’s risk level.

The maximum (EUR 47.9 million) DVaR during the first quarter was on February 24, with the entry of a significant currency position in Madrid’s treasury (exited on March 1). The changes in the fixed-income exposure in the treasuries of Brazil and Mexico were the main reason for the DVaR movements in March .

Trading portfolios. VaR by product. First quarter 2006
Million euros

	Min	Avg	Max	Latest

Total trading
Total VaR	28.5	36.4	47.9	39.5

Diversification effect	(1.5)	(10.5)	(14.3)	(13.9)

Fixed income VaR	23.6	31.6	38.6	34.5

Equity VaR	2.0	3.6	5.4	4.8

Currency VaR	6.8	12.0	17.3	14.2

10	January - March 2006

The share

The Santander share

The Santander share ended the first quarter at EUR 12.05, 8.1% higher than at the end of 2005. Among the main European indices the DJ Stoxx 50 rose 9.9% and the DJ Stoxx Banks 4.7%, while in the domestic ones Spain’s Ibex-35 gained 10.4% and the FTSE 100 6.2%.

Capitalisation

Santander was the largest bank in Spain and in the Euro zone by market value at the end of March, with a capitalisation of EUR 75,364 million (+EUR 16,636 million over March 2005).

The share’s weighting in the DJ Stoxx 50 is 3.83%, 10.09% in the DJ Stoxx Banks and 16.74% in the Ibex-35

Trading

The number of shares traded during the first quarter was 4,408 million for an effective value of EUR 51,514 million, among the highest of the Euro Stoxx 50 and with a liquidity ratio of 70% (69% in Q105). The average daily number of shares traded was 68.9 million.

Shareholder remuneration

The Board approved the payment of a third interim dividend of EUR 0.09296 per share, which was carried out on February 1, and a fourth dividend of EUR 0.13762 per share as of May 1.

This fourth payment, the last if approved by the Shareholders’ Meeting, brings the total payment charged to 2005 earnings to EUR 0.4165 per share, 25% higher than in 2004.

Shareholders

The total number of shareholders at March 31, 2006 was 2,398,089. The average number of shares per investor was 2,608.

As regards the geographic distribution of the capital stock, 90.09% of the shareholders are European, with an average investment of EUR 28,520 (2,367 shares per shareholder), while shareholders from the Americas hold 9.74% of the capital stock (average investment of EUR 962,358 or 79,864 shares).

Companies held 69.04% of the capital stock and individuals 30.96%.

Grupo Santander’s Board holds 4.67%.

Comparative performance of share prices

December 30, 2005 to March 31, 2006

The Santander share

31.03.2006

Shareholders and trading data
Shareholders (number)	2,398,089

Shares outstanding (number)	6,254,296,579

Average daily turnover (no. of shares)	68,870,206

Share liquidity* (%)	70

Dividend per share	euros
First interim dividend 2005 (01.08.05)	0.09296

Second interim dividend 2005 (01.11.05)	0.09296

Third interim dividend 2005 (01.02.06)	0.09296

Fourth interim dividend 2005 (01.05.06)	0.13762

Price movements during the first quarter
Beginning (30.12.05)	11.15

High	12.41

Low	10.88

Last (31.03.06)	12.05

Market capitalisation (millions euros) (31.03.06)	75,364

Stock market indicators
Price / Book value (X)	2.02

P/E ratio (X)	12.60

(*).-Number of shares traded during the year / number of shares

January - March 2006	11

Consolidated financial report

Income statement
Million euros

			Variation

	Jan-Mar 06	Jan-Mar 05	Amount	(%)

Net interest income (w/o dividends)	2,843	2,321	523	22.5

Dividends	50	36	13	36.4

Net interest income	2,893	2,357	536	22.7

Income from companies accounted for by the equity method	131	141	(10)	(7.1)

Net fees	1,749	1,416	333	23.5

Insurance activity	210	214	(3)	(1.6)

Commercial revenue	4,983	4,127	856	20.7

Gains (losses) on financial transactions	410	408	2	0.6

Gross operating income	5,393	4,535	858	18.9

Income from non-financial services	119	111	8	7.2

Non-financial expenses	(26)	(35)	9	(25.4)

Other operating income	(23)	(9)	(14)	167.7

Operating costs	(2,807)	(2,557)	(251)	9.8

General administrative expenses	(2,526)	(2,321)	(205)	8.8

Personnel	(1,514)	(1,387)	(127)	9.2

Other administrative expenses	(1,012)	(935)	(78)	8.3

Depreciation and amortisation	(281)	(235)	(46)	19.4

Net operating income	2,655	2,045	610	29.8

Impairment loss on assets	(512)	(293)	(219)	74.7

Loans	(501)	(283)	(218)	77.0

Goodwill	—	—	—	—

Other assets	(12)	(10)	(1)	14.1

Other income	(14)	(137)	123	(89.4)

Income before taxes	2,128	1,615	514	31.8

Corporate income tax	(468)	(311)	(157)	50.3

Net income from ordinary activity	1,660	1,303	357	27.4

Net income from discontinued operations	(5)	0	(6)	—

Net consolidated income	1,655	1,304	351	26.9

Minority interests	162	119	43	36.1

Attributable income to the Group	1,493	1,185	308	26.0

Pro memoria:
Average total assets	817,676	689,568	128,108	18.6

Average shareholders' equity	34,678	31,193	3,485	11.2

12	January March 2006

Consolidated financial report

Quarterly

Million euros

		2005			2006

	Q1	Q2	Q3	Q4	Q1

Net interest income (w/o dividends)	2,321	2,411	2,623	2,803	2,843

Dividends	36	172	70	57	50

Net interest income	2,357	2,583	2,694	2,860	2,893

Income from companies accounted for by the equity method	141	189	153	136	131

Net fees	1,416	1,522	1,655	1,721	1,749

Insurance activity	214	183	215	203	210

Commercial revenue	4,127	4,477	4,717	4,920	4,983

Gains (losses) on financial transactions	408	461	313	384	410

Gross operating income	4,535	4,938	5,030	5,304	5,393

Income from non-financial services	111	112	76	127	119

Non-financial expenses	(35)	(42)	(16)	(30)	(26)

Other operating income	(9)	(32)	(27)	(36)	(23)

Operating costs	(2,557)	(2,608)	(2,677)	(2,881)	(2,807)

General administrative expenses	(2,321)	(2,373)	(2,438)	(2,569)	(2,526)

Personnel	(1,387)	(1,405)	(1,437)	(1,515)	(1,514)

Other administrative expenses	(935)	(969)	(1,001)	(1,053)	(1,012)

Depreciation and amortisation	(235)	(235)	(239)	(312)	(281)

Net operating income	2,045	2,368	2,387	2,484	2,655

Impairment loss on assets	(293)	(403)	(418)	(692)	(512)

Loans	(283)	(393)	(399)	(540)	(501)

Goodwill	—	—	—	—	—

Other assets	(10)	(10)	(19)	(152)	(12)

Other income	(137)	(108)	(137)	96	(14)

Income before taxes (ordinary)	1,615	1,856	1,832	1,888	2,128

Corporate income tax	(311)	(350)	(373)	(402)	(468)

Net income from ordinary activity	1,303	1,506	1,459	1,486	1,660

Net income from discontinued operations	0	0	(15)	0	(5)

Net consolidated income (ordinary)	1,304	1,507	1,445	1,486	1,655

Minority interests	119	141	118	152	162

Attributable income to the Group (ordinary)	1,185	1,366	1,327	1,334	1,493

Net extraordinary gains and writedowns	—	—	—	1,008	—

Attributable income to the Group	1,185	1,366	1,327	2,342	1,493

(*) w/o extraordinary capital gains and allowances

January - March 2006	13

Consolidated financial report

Net fees and insurance activity

Million euros

			Variation

	Jan-Mar 06	Jan-Mar 05	Amount	(%)

Commissions for services	1,042	823	219	26.6

Credit and debit cards	164	134	30	22.2

Insurance	250	188	61	32.6

Account management	132	117	15	12.9

Commercial bills	55	54	1	1.7

Guarantees and other contingent liabilities	72	61	11	18.6

Other transactions	369	268	101	37.5

Mutual & pension funds	519	437	83	18.9

Securities services	188	157	31	19.9

Net fees	1,749	1,416	333	23.5

Insurance activity	210	214	(3)	(1.6)

Net fees and insurance business	1,959	1,630	330	20.2

Operating costs

Million euros

			Variation

	Jan-Mar 06	Jan-Mar 05	Amount	(%)

Personnel expenses	1,514	1,387	127	9.2

General expenses:	1,012	935	78	8.3

Information technology	99	115	(16)	(14.2)

Communications	98	87	11	12.7

Advertising	122	101	22	21.4

Buildings and premises	205	178	28	15.6

Printed and office material	29	28	1	4.6

Taxes (other than income tax)	57	36	21	58.9

Other expenses	402	390	12	3.0

Personnel and general expenses	2,526	2,321	205	8.8

Depreciation and amortisation	281	235	46	19.4

Total operating expenses	2,807	2,557	251	9.8

Net loan loss provisions

Million euros

			Variation

	Jan-Mar 06	Jan-Mar 05	Amount	(%)

Non performing loans	654	445	208	46.8

Country-risk	(9)	(28)	19	(68.9)

Recovery of written-off assets	(144)	(135)	(10)	7.1

Total	501	283	218	77.0

14	January - March 2006

Consolidated financial report

Balance sheet

Million euros

			Variation

	31.03.06	31.03.05	Amount	(%)	31.12.05

Assets
Cash on hand and deposits at central banks	12,089	10,205	1,884	18.5	16,086

Trading portfolio	153,965	127,677	26,287	20.6	154,208

Debt securities	75,559	58,664	16,894	28.8	81,742

Loans and credits	28,746	19,754	8,992	45.5	26,480

Equities	10,676	6,066	4,610	76.0	8,078

Other	38,984	43,193	(4,209)	(9.7)	37,908

Other financial assets at fair value	47,269	46,132	1,137	2.5	48,862

Loans and credits	6,446	5,483	963	17.6	6,431

Other	40,823	40,649	174	0.4	42,431

Available-for-sale financial assets	73,025	41,084	31,942	77.7	73,945

Debt securities	66,432	35,179	31,252	88.8	68,054

Equities	6,594	5,904	689	11.7	5,891

Loans	472,658	415,259	57,399	13.8	459,784

Deposits at credit institutions	46,440	49,107	(2,667)	(5.4)	47,066

Loans and credits	416,205	355,317	60,889	17.1	402,918

Other	10,012	10,835	(823)	(7.6)	9,801

Investments	3,076	3,817	(741)	(19.4)	3,031

Intangible assets and property and equipment	12,162	11,141	1,020	9.2	12,204

Goodwill	14,025	15,382	(1,357)	(8.8)	14,018

Other	26,470	33,073	(6,603)	(20.0)	26,968

Total assets	814,738	703,770	110,968	15.8	809,107

Liabilities and shareholders’ equity

Trading portfolio	112,684	104,454	8,229	7.9	112,466

Customer deposits	13,430	7,730	5,700	73.7	14,039

Marketable debt securities	17,247	14,810	2,437	16.5	19,821

Other	82,007	81,915	92	0.1	78,607

Other financial liabilities at fair value	13,314	11,543	1,771	15.3	11,810

Customer deposits	261	—	261	—	—

Marketable debt securities	13,052	11,543	1,509	13.1	11,810

Other	—	—	—	—	—

Financial liabilities at amortized cost	569,114	470,885	98,229	20.9	565,652

Due to central banks and credit institutions	105,255	65,614	39,641	60.4	116,659

Customer deposits	290,563	270,821	19,742	7.3	291,727

Marketable debt securities	130,401	95,983	34,419	35.9	117,209

Subordinated debt	28,984	27,335	1,649	6.0	28,763

Other financial liabilities	13,911	11,132	2,779	25.0	11,293

Insurance liabilities	44,569	40,516	4,052	10.0	44,672

Provisions	19,535	18,674	861	4.6	19,823

Other liability accounts	10,800	18,700	(7,900)	(42.2)	10,748

Preferred securities	1,293	1,641	(348)	(21.2)	1,309

Minority interests	2,944	2,283	661	28.9	2,848

Equity adjustments by valuation	3,191	1,735	1,456	83.9	3,077

Capital stock	3,127	3,127	—	—	3,127

Reserves	35,279	30,863	4,416	14.3	29,098

Income attributable to the Group	1,493	1,185	308	26.0	6,220

Less: dividends	(2,605)	(1,837)	(768)	41.8	(1,744)

Total liabilities and shareholders’ equity	814,738	703,770	110,968	15.8	809,107

Off-balance-sheet managed funds	160,144	131,311	28,834	22.0	152,846

Total managed funds	974,882	835,081	139,801	16.7	961,953

January - March 2006	15

Consolidated financial report

Customer loans

 Million euros

			Variation

	31.03.06	31.03.05	Amount	(%)	31.12.05

Public sector	5,465	5,760	(296)	(5.1)	5,243

Other residents	162,722	130,321	32,401	24.9	153,727

Secured loans	89,385	65,593	23,792	36.3	81,343

Other loans	73,337	64,728	8,609	13.3	72,384

Non-resident sector	290,952	251,668	39,285	15.6	284,468

Secured loans	175,682	162,396	13,287	8.2	174,117

Other loans	115,270	89,272	25,998	29.1	110,352

Gross loans and credits	459,139	387,749	71,390	18.4	443,439

Credit loss allowance	7,742	7,195	546	7.6	7,610

Net loans and credits	451,397	380,554	70,844	18.6	435,829

Pro memoria: Doubtful loans	4,362	4,498	(137)	(3.0)	4,356

Public sector	7	2	5	251.8	3

Other residents	1,033	907	126	13.9	1,027

Non-resident sector	3,321	3,589	(268)	(7.5)	3,326

Credit risk management (*)

Million euros

			Variation

	31.03.06	31.03.05	Amount		(%)	31.12.05

Non-performing loans	4,370	4,427	(57)		(1.3)	4,342

NPL ratio (%)	0.86	1.05	(0.19 p.	)		0.89

Credit loss allowances	8,075	7,167	909		12.7	7,902

Specific	3,148	3,207	(59)		(1.8)	3,177

General-purpose	4,927	3,959	968		24.4	4,725

NPL coverage (%)	184.80	161.88	22.92 p.			182.02

Credit cost (%) **	0.30	0.22	0.08 p.			0.24

Ordinary non-performing and doubtful loans ***	3,120	2,987	133		4.5	3,132

NPL ratio (%) ***	0.62	0.71	(0.09 p.	)		0.64

NPL coverage (%) ***	258.82	239.95	18.87 p.			252.28

(*) Excluding country-risk

(**).- Annualised net specific allowance / loans

(***) Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets

Nonperforming loans by quarter

Million euros

	2005				2006

	Q1	2T	3T	4T	Q1

Balance at beginning of period	4,115	4,427	4,328	4,375	4,342

+ Net additions	496	367	442	433	509

- Write-offs	(183)	(466)	(395)	(467)	(480)

Balance at period-end	4,427	4,328	4,375	4,342	4,370

16	January - March 2006

Consolidated financial report

Customer funds under management

Million euros

			Variation

	31.03.06	31.03.05	Amount	(%)	31.12.05

Public sector	15,121	18,172	(3,051)	(16.8)	14,366

Other residents	83,180	76,924	6,256	8.1	83,392

Demand deposits	49,120	46,123	2,997	6.5	50,124

Time deposits	18,460	17,146	1,314	7.7	18,799

REPOs	15,600	13,655	1,945	14.2	14,470

Non-resident sector	205,954	183,455	22,499	12.3	208,008

Demand deposits	115,499	98,380	17,119	17.4	113,603

Time deposits	71,255	72,600	(1,344)	(1.9)	77,195

REPOs	16,365	9,818	6,546	66.7	14,366

Public Sector	2,835	2,658	178	6.7	2,844

Customer deposits	304,255	278,551	25,704	9.2	305,765

Debt securities	160,700	122,335	38,365	31.4	148,840

Subordinated debt	28,984	27,335	1,649	6.0	28,763

Insurance liabilities	44,569	40,516	4,052	10.0	44,672

On-balance-sheet customer funds	538,507	468,737	69,770	14.9	528,041

Mutual funds	114,174	99,043	15,130	15.3	109,480

Pension plans	29,190	22,709	6,481	28.5	28,619

Managed portfolios	16,781	9,559	7,222	75.6	14,746

Off-balance-sheet customer funds	160,144	131,311	28,834	22.0	152,846

Customer funds under management	698,652	600,048	98,604	16.4	680,887

Mutual funds. March 2006

Million euros

	Assets under	Var. (%) s/
	management	Mar. 05

Spain	77,463	8.7

Portugal	5,922	12.8

United Kingdom (Abbey)	5,904	2.0

Latin America	24,885	48.4

Total	114,174	15.3

Pensions plans. March 2006

Million euros

	Assets under	Var. (%) s/
	management	Mar. 05

Spain	9,047	21.8	*

Portugal	1,032	4.7

Latin America	19,110	33.7

Total	29,190	28.5

* Excluding EPSV: +14.1%

Statement of changes in consolidated shareholders’ equity

Million euros

	Jan-Mar 06	Jan-Mar 05

Available-for-sale financial assets	481	(429)

Other financial liabilities at fair value	—	—

Cash flow hedges	(50)	(98)

Hedges of net investments in businesses abroad	33	(13)

Exchange differences	(349)	497

Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	114	(42)

Net consolidated income (published)	1,655	1,304

Adjustments for changes in accounting criteria	—	—

Adjustments for misstatements	—	—

Net consolidated income	1,655	1,304

Parent Bank	1,607	1,143

Minority interests	162	119

Total revenues and expenses	1,769	1,261

January - March 2006	17

<<

Consolidated financial report

Shareholders’ equity and minority interests

Million euros

			Variation

	31.03.06	31.03.05	Amount	(%)	31.12.05

Capital stock	3,127	3,127	—	—	3,127

Additional paid-in surplus	20,370	20,370	—	—	20,370

Reserves	14,976	10,495	4,481	42.7	8,781

Treasury stock	(67)	(2)	(65)	—	(53)

On-balance-sheet shareholders’ equity	38,407	33,990	4,416	13.0	32,225

Net attributable income	1,493	1,185	308	26.0	6,220

Interim dividend distributed	(1,744)	(1,311)	(434)	33.1	(1,163)

Shareholders’ equity at period-end	38,156	33,865	4,291	12.7	37,283

Interim dividend not distributed	(861)	(527)	(334)	63.4	(1,442)

Shareholders’ equity	37,295	33,338	3,957	11.9	35,841

Valuation adjustments	3,191	1,735	1,456	83.9	3,077

Minority interests	2,944	2,283	661	28.9	2,848

Preferred securities	1,293	1,641	(348)	(21.2)	1,309

Preferred securities in subordinated debt	6,469	5,419	1,050	19.4	6,773

Shareholders’ equity and minority interests	51,193	44,417	6,776	15.3	49,848

Computable capital and BIS ratio

Million euros

			Variation

	31.03.06	31.03.05	Amount	(%)	31.12.05

Computable basic capital	32,909	25,992	6,917	26.6	32,532

Computable supplementary capital	21,978	20,533	1,444	7.0	20,894

Computable capital	54,886	46,525	8,361	18.0	53,426

Risk-weighted assets	427,607	358,834	68,773	19.2	412,734

BIS ratio	12.84	12.97	(0.13)		12.94

Tier 1	7.70	7.24	0.46		7.88

Core capital	5.96	5.34	0.62		6.05

Cushion	20,678	17,818	2,859	16.0	20,407

18	January - March 2006

Information by segments

Description of the segments

Grupo Santander maintained in 2006 the general criteria used in 2005, with two exceptions:

•

Expansion of the Global Customer Relation Model, which includes 66 new clients, mainly from Latin America. This does not mean any changes in the geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•

New York’s business, which was included within Continental Europe, is incorporated to the perimeter of Latin America as this is the sphere of management which develops most of its activities. In the secondary segment, it remains within Global Wholesale Banking.

The figures for 2005 have been drawn up again and include both changes so that like-for-like comparisons can be made with 2006.

The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.

In accordance with the International Financial Reporting Standards (IFRS), the business areas are structured into two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The reported segments are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance and specific weight of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal is also set out.

•	United Kingdom (Abbey). This only covers all of Abbey’s business, mainly focused on retail banking and insurance activity in the UK.
•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in

Santander Private Banking, as an independent and globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also set out.

Secondary level (or business). This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:

•

Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Relation Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•

Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America which have their own distribution networks, the Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.

As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional costs related to the Group’s functioning.

January - March 2006	19

Information by principal segments

Income statement and balance sheet of principal segments

Million euros	Operating business areas			Continental Europe
	J-M 06	J-M 05	Var. (%)	J-M 06	J-M 05	Var. (%)

Income statement
Net interest income	3,134	2,538	23.5	1,440	1,268	13.6

Inc. from companies accounted by equity method	5	7	(38.0)	2	5	(71.2)

Net fees	1,753	1,441	21.7	855	788	8.4

Insurance activity	210	214	(2.1)	33	31	7.1

Commercial revenue	5,102	4,200	21.5	2,329	2,092	11.3

Gains (losses) on financial transactions	536	415	29.3	229	151	52.2

Gross operating income	5,638	4,615	22.2	2,558	2,243	14.1

Income from non-financial services (net)

and other operating income	72	71	1.7	83	72	15.1

General administrative expenses	(2,415)	(2,229)	8.3	(959)	(892)	7.5

Personnel	(1,455)	(1,336)	8.9	(654)	(620)	5.5

Other administrative expenses	(960)	(893)	7.5	(305)	(272)	12.1

Depreciation and amortisation	(227)	(223)	1.8	(125)	(120)	4.0

Net operating income	3,067	2,233	37.4	1,557	1,303	19.5

Net loan loss provisions	(500)	(296)	69.0	(228)	(179)	27.4

Other income	17	(26)	—	25	(10)	—

Income before taxes	2,584	1,911	35.2	1,355	1,114	21.6

Income from ordinary activity	1,889	1,406	34.3	951	786	21.0

Net consolidated income	1,884	1,407	33.9	945	786	20.3

Attributable income to the Group	1,760	1,319	33.4	898	753	19.2

Balance sheet
Loans and credits*	450,694	380,180	18.5	223,323	181,341	23.2

Trading portfolio (w/o loans)	111,186	86,417	28.7	24,243	18,882	28.4

Available-for-sale financial assets	30,491	26,766	13.9	14,384	12,225	17.7

Due from credit institutions*	111,894	125,012	(10.5)	67,898	73,556	(7.7)

Intangible assets and property and equipment	11,063	10,378	6.6	4,655	3,990	16.7

Other assets	77,001	72,527	6.2	15,628	21,195	(26.3)

Total assets/liabilities & shareholders’ equity	792,329	701,281	13.0	350,131	311,190	12.5

Customer deposits*	303,637	276,467	9.8	127,670	122,945	3.8

Marketable debt securities*	98,498	82,228	19.8	31,112	23,489	32.5

Subordinated debt	14,372	13,635	5.4	2,251	2,037	10.5

Insurance liabilities	44,569	40,516	10.0	6,820	5,161	32.1

Due to credit institutions*	168,274	137,529	22.4	82,857	72,585	14.2

Other liabilities	133,665	127,439	4.9	82,675	71,405	15.8

Shareholders’ equity	29,315	23,466	24.9	16,748	13,568	23.4

Off-balance-sheet funds	160,144	131,311	22.0	101,227	88,812	14.0

Mutual funds	114,174	99,043	15.3	83,385	76,493	9.0

Pension funds	29,190	22,709	28.5	10,080	8,415	19.8

Managed portfolios	16,781	9,559	75.6	7,762	3,905	98.8

Customer funds under management	621,220	544,158	14.2	269,079	242,445	11.0

Total managed funds	952,474	832,592	14.4	451,357	400,002	12.8

(*).- Includes all stock of concept classified in the balance sheet
Ratios (%) and other data
ROE	24.82	23.13	1.69 p.	22.23	22.99	(0.76 p. )

Efficiency ratio	45.24	51.62	(6.38 p. )	40.09	43.03	(2.94 p. )

NPL ratio	0.83	1.02	(0.19 p. )	0.76	0.83	(0.07 p. )

Coverage ratio	184.72	161.12	23.60 p.	247.61	227.46	20.15 p.

Number of employees (direct & indirect)	129,236	128,585	0.5%	44,309	44,714	(0.9%)

Number of branches	10,326	9,935	3.9%	5,444	5,241	3.9%

20           January - March 2006

Information by principal segments

Income statement and balance sheet of principal segments

United Kingdom (Abbey)				Latin America				Million euros

J-M 06	J-M 05	Var. (%)		J-M 06	J-M 05	Var. (%)

								Income statement
465	422	10.4		1,230	849	44.8		Net interest income

1	1	51.9		2	1	60.0		Inc. from companies accounted by equity method

253	214	18.1		645	438	47.3		Net fees

144	161	(10.8)		33	22	48.6		Insurance activity

863	797	8.2		1,910	1,311	45.7		Commercial revenue

110	71	55.1		197	193	2.0		Gains (losses) on financial transactions

973	868	12.0		2,107	1,504	40.1		Gross operating income

								Income from non-financial services (net)
14	18	(24.6)		(25)	(20)	26.7		and other operating income

(531)	(598)	(11.3)		(925)	(739)	25.3		General administrative expenses

(297)	(310)	(3.9)		(504)	(407)	24.0		Personnel

(233)	(289)	(19.2)		(421)	(332)	26.8		Other administrative expenses

(27)	(29)	(6.0)		(76)	(75)	1.3		Depreciation and amortisation

429	260	65.2		1,081	671	61.2		Net operating income

(88)	(58)	52.0		(184)	(59)	210.7		Net loan loss provisions

(3)	19	—		(5)	(35)	(85.4)		Other income

337	221	52.8		892	576	54.8		Income before taxes

244	146	66.8		694	474	46.3		Income from ordinary activity

244	146	66.8		694	474	46.3		Net consolidated income

244	146	66.8		618	420	47.3		Attributable income to the Group

								Balance sheet
173,841	160,433	8.4		53,530	38,406	39.4		Loans and credits*

61,735	50,461	22.3		25,209	17,074	47.6		Trading portfolio (w/o loans)

20	15	33.5		16,087	14,526	10.7		Available-for-sale financial assets

16,575	29,953	(44.7)		27,421	21,503	27.5		Due from credit institutions*

5,044	5,220	(3.4)		1,364	1,168	16.8		Intangible assets and property and equipment

42,529	39,803	6.9		18,844	11,530	63.4		Other assets

299,744	285,885	4.8		142,455	104,207	36.7		Total assets/liabilities & shareholders’ equity

109,039	103,285	5.6		66,929	50,237	33.2		Customer deposits*

61,049	53,156	14.8		6,337	5,583	13.5		Marketable debt securities*

11,045	10,824	2.0		1,077	775	38.9		Subordinated debt

35,912	34,197	5.0		1,837	1,158	58.7		Insurance liabilities

43,371	35,976	20.6		42,047	28,968	45.1		Due to credit institutions*

36,240	46,183	(21.5)		14,751	9,852	49.7		Other liabilities

3,088	2,264	36.4		9,479	7,635	24.2		Shareholders’ equity

5,904	5,785	2.0		53,014	36,713	44.4		Off-balance-sheet funds

5,904	5,785	2.0		24,885	16,765	48.4		Mutual funds

—	—	—		19,110	14,294	33.7		Pension funds

—	—	—		9,018	5,654	59.5		Managed portfolios

222,949	207,247	7.6		129,193	94,466	36.8		Customer funds under management

305,648	291,670	4.8		195,469	140,920	38.7		Total managed funds

					(*).-Includes all stock of concept classified in the balance sheet

								Ratios (%) and other data
33.43	25.62	7.81	p.	26.63	22.61	4.02	p.	ROE

56.53	71.37	(14.84	p.)	46.40	53.29	(6.89	p.)	Efficiency ratio

0.64	0.84	(0.20	p.)	1.71	2.64	(0.93	p.)	NPL ratio

79.32	71.81	7.51	p.	183.37	160.86	22.51	p.	Coverage ratio

20,643	24,062	(14.2%)		64,284	59,809	7.5%		Number of employees (direct & indirect)

712	718	(0.8%)		4,170	3,976	4.9%		Number of branches

January - March 2006	21

Information by principal segments

Continental Europe

Continental Europe includes all activities carried out in this area: retail banking, asset management, insurance and global wholesale banking.

Attributable income increased 19.2% to EUR 898 million and represented 51% of the Group’s total from its operating areas. The two main drivers were the rise in revenues, mainly net interest income and gains on financial transactions with customers, and containment of costs. As a result, net operating income rose 19.5%.

The growth in earnings came from a variety of sources: the four large retail units registered double digit growth and generated record quarterly profits.

Net interest revenue was 13.6% higher than in the first quarter of 2005 at EUR 1,440 million. This was due to increased business volumes and more stable spreads, the management of which absorbed the slight negative impact in the first months from the rise in interest rates.

Net fees and insurance activity increased 8.4% to EUR 888 million, affected by the initial impact of the elimination during the first quarter of commissions linked to the strategic plan of the Santander network (“We want to be your Bank”) to strengthen customer retention and loyalty. Of note was the growth in Portugal and Banif.

By products, the main driving forces were the growth in fees from mutual funds, pension plans and insurance, backed by greater business activity and volumes. Those from issues of securities and payment means also increased.

The higher gains on financial transactions reflect the stronger demand by customers for treasury products.

Gross operating income rose 14.1%. Operating costs increased 7.1%, a good performance if one bears in mind that they include some perimeter effect in Santander Consumer Finance and new branch openings.

As a result of the revenue and costs performance, the efficiency ratio improved by 2.9 percentage points to 40.1% (including depreciation and amortisation). The ratios of the Santander branch network, Banesto and Portugal were much better and only Santander Consumer Finance’s remained unchanged, because of the integration of UK’s consumer business and Interbanco.

Net operating income rose 19.5% to EUR 1,557 million. The four main retail banking units, which generate 83% of total net operating income, registered double digit growth.

Net losses from the impairment of loans increased 27.4%, most of it generic provisions emanating from the growth in lending, as credit risk quality continued to be excellent. As a result, net operating income fed through to attributable income.

Lending excluding securitisations grew 21%. All retail banks did well: Banesto (+22%); Santander network (+17%); Portugal (+11%) and Santander Consumer Finance (+32%).

Deposits, mutual funds and pension plans increased 6%.

22	January - March 2006

Information by principal segments

Continental Europe. Main units

Million euros
	Santander network		Banesto		Santander Consumer Finance		Portugal

	J-M 06	Var. (%)	J-M 06	Var. (%)	J-M 06	Var. (%)	J-M 06	Var. (%)

Income statement Net interest income	537	9.0	296	11.5	322	20.4	163	4.6

Inc. from companies accounted by equity method	—	—	0	(48.6)	1	47.5	—	—

Net fees	359	(2.8)	144	6.5	94	18.5	94	27.6

Insurance activity	—	—	8	11.6	—	—	5	1.1

Commercial revenue	896	4.0	448	9.8	417	20.0	262	11.8

Gains (losses) on financial transactions	71	76.5	34	15.0	12	6.9	13	(27.1)

Gross operating income	967	7.2	483	10.1	429	19.6	276	9.0

Income from non-financial services (net) and other operating income	2	42.6	75	17.8	10	(4.2)	(3)	16.0

General administrative expenses	(377)	1.6	(204)	3.5	(142)	22.9	(108)	1.0

Personnel	(289)	1.3	(151)	3.9	(65)	15.2	(70)	0.6

Other administrative expenses	(88)	2.5	(53)	2.3	(77)	30.3	(37)	1.8

Depreciation and amortisation	(58)	(0.5)	(26)	5.0	(14)	10.8	(15)	10.8

Net operating income	533	12.6	327	17.0	283	17.5	150	15.1

Net loan loss provisions	(65)	36.9	(44)	15.1	(94)	24.6	3	—

Other income	(4)	28.3	4	—	(4)	(33.5)	(5)	—

Income before taxes	464	9.8	287	22.1	184	16.3	148	15.3

Income from ordinary activity	334	9.7	194	22.1	127	18.3	115	22.3

Net consolidated income	334	9.7	194	22.1	127	18.3	115	22.3

Attributable income to the Group	334	9.7	148	16.9	126	17.3	114	22.3

Balance sheet
Loans and credits*	92,777	19.9	49,502	26.8	32,457	31.5	25,505	10.7

Trading portfolio (w/o loans)	—	—	4,513	(5.9)	51	—	883	55.9

Available-for-sale financial assets	2	281.5	10,788	23.0	42	(21.1)	2,292	(7.0)

Due from credit institutions*	94	(0.0)	17,670	10.5	1,039	(79.7)	19,677	93.4

Intangible assets and property and equipment	1,931	21.8	1,565	7.1	479	33.9	439	0.7

Other assets	761	(8.6)	5,622	(27.0)	1,244	32.3	3,750	26.0

Total assets/liabilities & shareholders’ equity	95,565	19.7	89,661	15.3	35,312	13.4	52,546	32.5

Customer deposits*	43,860	9.5	37,076	31.2	13,752	11.3	11,669	2.0

Marketable debt securities*	1	(95.9)	19,385	34.8	6,752	73.7	3,372	(15.0)

Subordinated debt	—	—	1,580	0.6	103	(34.1)	532	71.2

Insurance liabilities	—	—	1,769	28.8	—	—	3,213	52.5

Due to credit institutions*	37	38.0	17,449	(3.8)	11,932	(7.9)	29,400	73.7

Other liabilities	45,004	31.8	9,382	(17.0)	1,079	48.1	2,256	(24.9)

Shareholders’ equity	6,664	18.9	3,019	10.6	1,696	57.8	2,104	11.1

Off-balance-sheet funds	55,320	10.5	15,991	20.2	343	34.7	7,310	14.1

Mutual funds	49,431	10.5	12,647	9.7	298	30.1	5,922	12.8

Pension funds	5,889	10.8	1,527	13.8	45	75.4	1,032	4.7

Managed portfolios	—	—	1,817	311.4	—	—	355	104.5

Customer funds under management	99,181	10.0	75,801	28.7	20,949	25.8	26,096	7.7

Total managed funds	150,886	16.1	105,652	16.0	35,656	13.5	59,856	30.0

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.80	(1.51	p.)	20.42	1.06	p.	30.11	(14.13	p.)	23.44	2.68	p.

Efficiency ratio	43.51	(3.40	p.)	40.02	(3.07	p.)	35.01	1.05	p.	44.63	(2.96	p.)

NPL ratio	0.56	(0.04	p.)	0.46	(0.11	p.)	2.41	0.05	p.	0.71	(0.52	p.)

Coverage ratio	299.75	32.63	p.	392.62	55.94	p.	124.43	(2.80	p.)	258.04	75.60	p.

Number of employees (direct & indirect)	19,027	(1.5%)		10,563	(4.3%)		5,747	9.2%		6,265	(2.3%)

Number of branches	2,681	4.1%		1,705	1.2%		276	7.8%		694	3.7%

January - March 2006	23

Information by principal segments

Santander network

The Santander network generated attributable income of EUR 334 million in the first quarter of 2006, 9.7% more than in the same period of 2005 and 2.3% higher than the fourth quarter of 2005.

These rises underscored the network’s high capacity to generate earnings, which were achieved after absorbing the logical impact on revenues from commissions related to the launch during the first quarter of the “We want to be your Bank” plan. The investment in this strategic plan in 2006, which is a firm bet on a new type of retail banking model, is around EUR 83 million.

The key factors were:

•

Profitable growth in business, due to the appropriate combination of higher lending and funds and efficient management of customer spreads (slightly higher), which absorbed the negative impact in the short term of the quick rise in market interest rates. As a result, net interest income rose 9.0%.

•

Net fees and gains on financial transactions amounted to EUR 494 million, 6.5% more than in the first quarter of 2005. The performance of each component depended on the type. Financial fees (included in net interest income) rose 17.6%, those from mutual and pension funds increased 8.4%, those from insurance increased 21.9%, gains on financial transactions with customers were up

76.5% and from services, which felt the initial impact of the plan, declined 9.4%.
•

Management of costs, which only grew 1.3% in nominal terms, produced an improvement of three points in the efficiency ratio to 43.5% and enabled net operating income to be 12.6% higher at EUR 533 million.

•	Generic loan-loss provisions increased 36.9%. Credit risk quality remained at excellent levels (NPL ratio of 0.56% and coverage of 300%, in both cases better than in March 2005).

Year-on-year growth in lending (+17%, excluding securitisations) and customer funds (+10%) was higher than at the end of 2005, and continued to be diversified by segments and products. Lending to microcompanies increased 33%, 18% to SMEs, 17% to companies and 14% to individuals.

All product lines registered significant growth, higher than those in 2005: credits and loans (+17%), mortgages (+18%), leasing (+9%) and commercial bills (+11%).

Customer funds increased 10% to EUR 9,000 million. All products increased: current accounts (+12%), savings (+5%), time deposits and mutual funds (+9%) and pension funds (+11%).

Although only two months have gone by since the launch of the “We want to be your Bank” plan, which is part of a medium-term strategy, a positive first evaluation can be made.

24	January - March 2006

Information by principal segments

Banesto

Grupo Banesto, in line with its goals for 2006, developed strong activity, with balanced business growth and better spreads, as well as strict control of costs and credit risk quality. As a result, earnings were of a high quality, spurred by growth in net interest income, gross operating income and net operating income and improved ratios.

Like other segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 19 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.

Net interest income was 11.5% higher than in the first quarter of 2005 at EUR 296 million, thanks to stronger business and appropriate management of prices and spreads.

Net fees rose 6.5% to EUR 144 million. Those from services increased 10.6%, with balanced growth by components. Fees from mutual and pension funds grew 3.0% year-on-year and are showing clear signs of recovering from stagnation in 2005. Insurance revenues were up 11.6%.

Gains on financial transactions amounted to EUR 34 million, 15.0% more than in 2005 and reflecting the good reception of treasury products for customers.

Operating costs grew 3.6%, consistent with the Group’s discipline in cost control, and combined with higher gross operating income produced a further improvement in the efficiency ratio (to 40.0% from 43.1% in March 2005).

Net operating income amounted to EUR 327 million, 17.0% more than in the first quarter of 2005.

The net loan-loss provision of EUR 44 million was 15.1% more than in the first quarter of 2005. It was higher solely because of the growth in lending, as the generic provisions of EUR 38 million represented 85% of this item. Specific allowances, net of recoveries, only amounted to EUR 6 million, lower than the allocation in the first quarter of 2005, because of the reduced level of non-performing loans.

Income before taxes was up 22.1% at EUR 287 million. Attributable income, after corporate income tax and minority interests, was EUR 148 million, 16.9% higher year-on- year.

Lending, adjusted for securitisations, amounted to EUR 51,430 million (+22% y-o-y).

Lending growth went hand in hand with careful control of credit risk quality. The ratio of non-performing loans was 0.46%, below the 0.57% registered in March 2005. NPL coverage increased from 337% in March 2005 to 393% a year later.

Total managed customer funds rose 29% to EUR 75,801 million. On-balance sheet funds increased 31% and offbalance sheet ones 20%.

January - March 2006	25

Information by principal segments

Santander Consumer Finance

Consumer finance business in the first quarter registered strong growth in activity and earnings. Attributable income rose 17.3% to EUR 126 million as a result of the organic growth of traditional units, given the still small contribution from new projects yet to reach maturity and from new incorporations.

Among the noteworthy was the stronger growth of the new auto finance company in the UK, which more than doubled the monthly business it registered in 2005. Also of note was the capturing of deposits in Italy which, by exploiting the network’s expansion, doubled in the first quarter the balance held at the end of 2005. The ratio of deposits/loans was more than 30%.

Additionally, the Portuguese bank Interbanco was incorporated as of January 1st, after the acquisition of a 50.001% stake.

Hispamer Portugal and Interbanco are to be merged into a company which will be 60% controlled by Santander Consumer Finance and 40% by SAG. The new company will be Portugal’s leader in auto finance (market share of around 13% in new vehicles). This incorporation contributes EUR 1.1 million to the area’s results.

Gross operating income amounted to EUR 429 million, 19.6% more than in the first quarter of 2005 and below the 21.7% growth in operating costs. Net operating income was 17.5% higher.

The sharp rise in costs was due to the large impact of the incorporation of Interbanco (with an efficiency ratio double that of the area) and the launch of new businesses like that in the UK, branch openings, etc. Nevertheless, the area’s efficiency ratio remained excellent at 35.0% (including amortisations and depreciation), 1.0 points higher than in the first quarter of 2005.

Loan-loss provisions increase in line with lending activity, mainly the generic ones.

All lending lines performed well and in all countries where we operate.

New lending increased 24.2% year-on-year and credit risk quality ratios remained good (NPLs: 2.41% and coverage of 124%).

Financing of used cars, revolving credit and direct loans all registered growth of around 30% or more. Customer deposits increased 11% to EUR 13,752 million (40% of the portfolio of loans excluding securitisations).

26	January - March 2006

Information by principal segments

Portugal

Santander Totta generated attributable income of EUR 114 million in the first quarter, 22.3% more than in the same period of 2005.

Buoyant business, flat costs and controlled non-performing loans continued to be the main drivers, providing for a record quarter in revenues, net operating income and attributable income.

Commercial revenue rose 11.8%, spurred by the 27.6% growth in net fees, particularly those related to current accounts (+64.8%), insurance (+25.6%) and investment banking (+95.8%). Despite the intense competition in spreads, net interest income grew 4.6% year-on-year, thanks to careful management of prices and volumes.

The growth in gross operating income and the policy of containing costs, which rose less than the inflation rate and was compatible with opening new branches, produced a further gain in the efficiency ratio to 44.6% (47.6% in March 2005).

As a result, net operating income was 15.1% higher.

The lower risk premium, the fruit of the strategy pursued in previous years of positioning in reduced risk segments and customers, resulted in an unchanged volume of provisions from the first quarter of 2005.

The ratio of non-performing loans was 0.71% (1.23% in March 2005) and coverage rose from 182% to 258%.

Total lending rose 11%, with new mortgages up by 19% and consumer credit 12%. Loans to small companies increased 21% year-on-year.

In customer funds, capitalisation insurance plans (+52%) and mutual funds (+13%) continued to lead the way.

Others

The rest of businesses (Banif, Asset Management, Insurance and Global Wholesale Banking) generated attributable income of EUR 176 million, 44.7% more than in the first quarter of 2005.

This growth stemmed from the good performance of gross operating income (+38.9%), which, in turn, pushed up net operating income by 47.6%.

Of note is the revenue growth in wholesale businesses, both from global customers and treasury, due to sales to customers and the good performance of markets.

As of result of its strategy, Banif’s net operating income grew 53.9% and attributable income 64.5% over the first quarter of 2005.

January - March 2006	27

Information by principal segments

United Kingdom (Abbey)

Abbey generated attributable income of EUR 244 million, 66.8% more than in the first quarter of 2005 and fuelled by a 65.2% rise in net operating income. Its efficiency, profitability and credit risk quality ratios were all much better than in the first quarter of 2005.

Like the other segments, Abbey’s figures have been restated according to the criteria on page 19 of this report. As a result the figures given below do not coincide with those published by Abbey.

Abbey’s performance is within the framework of its three-year plan which is largely focused on revenue growth, cost savings and on achieving a significant improvement in efficiency and profitability. The plan is backed by a new business model, a stronger sales force and a more powerful IT platform.

Gross operating income increased 12.0% year-on-year (+10.8% excluding the exchange rate impact). The main drivers were a 10.4% rise in net interest income and 18.1% in net fees (larger business volume and better management of prices). Other revenues include higher gains on financial transactions (basically from structured products) and a smaller contribution from insurance activity.

Operating costs were 11.1% lower than in the first quarter of 2005 and, coupled with higher revenues, produced an improvement of 14.9 points in the efficiency ratio. However, the ratio, of 56.5% is still far from the target set for the end of the plan.

Customer loans stood at EUR 174,000 million at the end of March and customer funds EUR 223,000 million, 8% higher in both cases. Abbey is combining its business relaunch with excellent credit risk quality. Its NPL ratio was 0.64% at the end of March and coverage was 79%, respectively 20 b.p. and 7 p.p. better than a year earlier.

This performance went hand in hand with measures to improve the business model and boost the sales capacity which is translating to improved productivity of mortgage and banking advisors.

New products tailored to the UK market are being sold. Of note are the 6% current account, which produced a very significant increase in the number of switchers accounts opened and the flexible mortgage campaign, which forges closer links with new customers.

The main figures in lending were:

•	Gross mortgage lending was 42% higher than in the first quarter of 2005. Despite the still large volume of early repayments, the market share in net mortgages rose to 6.3% (average of 3% in 2005).
•	Abbey branded UPLs increased 36%. Inflows of savings quadrupled, the opening of new accounts rose 10% and sales of investment products grew 63%.

Branches are playing a greater role in this growth, which should enable Abbey to progress toward more profitable growth.

Lastly, the Technology Plan is proceeding as planned. The host infrastructure was renewed during the first quarter, the software of PCs was updated and progress made in installing the future telephone platform and launching management and control tools (MIS – Management Information Systems – in branches). All of this will produce notable improvements in business productivity and in the current levels of services. Abbey was also linked to the Group’s Intranet and this is now used by employees.

28        January - March 2006

Information by principal segments

Latin America

Grupo Santander generated attributable income in Latin America of EUR 618 million, 47.3% more than in the first quarter of 2005 (+24.4% excluding the exchange rate impact).

Retail Banking continued to be the engine of the Group’s growth in the region, reflecting the strategic focus of boosting the business and earnings from customers, particularly individuals, SMEs and companies. As a result, income before taxes rose 61.6% year-on-year (+36.0% excluding the exchange rate impact).

These results were achieved in an expanding economic environment, and one with good prospects. After two years (2004-2005) of the best economic growth in 25 years, the region’s GDP is forecast to expand 4% in 2006. The drivers of this growth are robust domestic demand and a strong rise in exports, backed by solid global growth and high raw material prices.

In this favourable environment Latin America’s financial systems have been channelling the demand for loans and consumer products via a stronger drive in credit to companies and, above all, to individual customers. The average nominal growth in savings (deposits+mutual funds) has been 21% in local currency and 24% in loans (+30% to individuals). Of note was the faster pace of growth (37%) in consumer loans and via credit cards (28% a year ago).

These growth rates, above that of nominal GDP growth, are expected to continue in 2006, highlighting the region’s increasing level of “bankarisation”, in whose process Grupo Santander is playing a leading role.

Santander’s strategy in 2006 continues to focus on developing its retail franchise by increasing the number of customers and their degree of linkage. The anchor products in this process are consumer loans, credit cards, insurance and payrolls. The objectives are to achieve business growth higher than the market’s (especially with individuals and SMEs) and consolidate strong growth in commercial revenues, thereby increasing their contribution to total gross operating income.

This also involves maintaining control of risks and costs as other key elements of the strategy. As regards risks, the focus on the retail segment will increase the risk premium because of the business mix effect, although it would be compensated in earnings and returns by the higher revenues generated. In costs, the objective is to limit their increase to a nominal rise in local currency similar to that of inflation, including depreciation and amortisation, after absorbing the investments and expenditure needed to develop the business franchise.

Grupo Santander has 4,170 branches in Latin America, 20.1 million customers (including more than 800,000 companies), 8 million participants in pension funds and 64,284 employees. Its overall share of the region’s banking business (loans + deposits + mutual funds) is 9.4% (weighted average of the market share in each of the countries where the Group operates). Additionally the Group has a 12.0% market share in pension funds.

The main developments of the Group’s activity in Latin America during the first quarter of 2006 were (all changes without exchange rate impact):

•

Strong growth in lending (+22%), particularly to individuals and SMEs (combined growth of 38%). The market share is 10.7% (excluding IPAB paper in Mexico) and 10.3% in individual customers (+17 b.p. in a year).

•	Savings increased 16%. Deposits excluding REPOs grew 13% and mutual funds 23%. Our market share of savings is 8.7%. Lastly pension funds increased 21%.

January - March 2006        29

Information by principal segments

•

Net interest income rose 20.9%. A very positive factor was the strong growth in business with customers, while spreads, overall, remained flat, although their evolution varied from country to country depending on interest rate movements.

•	Net fees increased 24.0%, thanks to the Group’s emphasis on developing products and services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance).
•	Net gains on financial transactions were 22.0% lower, due to higher capital gains from the sale of portfolios in the first quarter of 2005.
•

Operating costs increased 2.8%, below the inflation rate (5.3%). The main subsidiaries continue to develop specific expansion programmes for retail businesses – including distribution channels – which need investment in technology, promotions, etc.

•	The efficiency ratio improved by 6.9 percentage points and net operating income was 34.4% higher.
•

Loan-loss provisions grew 142.7%. This increase was in line with that budgeted and was due to the sharp rise in lending and the change of mix (focused more on products and segments with a higher return, but also with a greater risk premium). The ratio of non-performing loans was 1.71% and NPL coverage 183%, respectively 0.9 and 22 points better than in March 2005.

•	By segments, Retail Banking’s gross operating income increased 35.3% and income before taxes 36.0%. Global

Wholesale Banking and Asset Management and Insurance also registered higher income before taxes (+28.6% and +2.8%, respectively).

The following factors regarding the impact of interest rates and exchange rates on business and converting accounts into euros should be taken into account when analysing the financial information:

•

Short-term interest rates, for the region as a whole, remained almost flat between the first quarter of 2005 and the same period of 2006, although the movements varied from country to country. They dropped in Brazil (7%), Mexico (15%), Venezuela (9%) and Colombia (6%) and increased in Chile (75%), Puerto Rico (77%) and Argentina (117%).

•

The earnings performance in euros was positively affected by exchange rates. The dollar, the currency used to manage the area, appreciated 9.1% against the euro between the two periods. All Latin American currencies also strengthened against the dollar, notably the Brazilian real and, to a lesser extent, the Chilean and Mexican pesos. The average exchange rate of the Brazilian real appreciated from 3.49 to 2.64 per euro; the Chilean peso from 759 to 633 and the Mexican peso from 14.7 to 12.7.

Lastly, in the first quarter we acquired the assets and offices of Island Finance in Puerto Rico paying a premium of US$137 million over the value of the assets acquired, and the New York branch was incorporated to the perimeter of Latin America, as shown on page 19 of this report.

The performance by countries was as follows:

Latin America. Results Million euros	Gross operating income		Net operating income		Attributable income to the Group

	J-M 06	Var. (%)	J-M 06	Var. (%)	J-M 06	Var. (%)

Brazil	804	52.3	409	94.2	198	46.8

Mexico	512	42.0	267	66.3	142	42.1

Chile	332	43.6	194	57.8	114	61.0

Puerto Rico	69	(0.4)	21	(23.6)	7	(54.8)

Venezuela	107	(9.2)	49	(26.1)	42	26.5

Colombia	32	32.5	12	34.9	18	21.9

Argentina	125	48.9	63	70.7	39	241.4

Rest	60	53.4	25	172.4	22	49.9

Subtotal	2,042	40.4	1,040	61.8	582	47.2

Santander Private Banking	66	32.3	41	46.3	37	48.7

Total	2,107	40.1	1,081	61.2	618	47.3

30	January - March 2006

Information by principal segments

Latin America. Main units

Million euros

	Brazil		Mexico			Chile

	J-M 06	Var. (%)	J-M 06	Var. (%)		J-M 06	Var. (%)

Income statement

Net interest income	467	64.3	342	40.8		197	42.7

Inc. from companies accounted by equity method	1	590.0	—	(100.0)		0	33.7

Net fees	239	71.6	139	33.2		86	55.4

Insurance activity	8	(13.3)	6	184.5		8	86.3

Commercial revenue	715	65.1	487	39.4		291	47.2

Gains (losses) on financial transactions	89	(6.1)	26	119.7		42	22.2

Gross operating income	804	52.3	512	42.0		332	43.6

Income from non-financial services (net) and other operating income	3	100.3	(17)	12.8		(2)	—

General administrative expenses	(369)	30.4	(211)	23.1		(123)	25.9

Personnel	(197)	25.8	(108)	23.4		(74)	30.2

Other administrative expenses	(173)	36.1	(103)	22.9		(49)	20.0

Depreciation and amortisation	(29)	(19.5)	(17)	24.1		(13)	19.4

Net operating income	409	94.2	267	66.3		194	57.8

Net loan loss provisions	(102)	210.0	(30)	139.4		(36)	72.4

Other income	(0)	—	(12)	19.0		(1)	(77.8)

Income before taxes	307	58.5	225	63.2		157	58.1

Income from ordinary activity	201	46.3	188	39.9		132	64.0

Net consolidated income	201	46.3	188	39.9		132	64.0

Attributable income to the Group	198	46.8	142	42.1		114	61.0

Balance sheet
Loans and credits*	11,211	78.7	13,153	22.8		15,253	44.7

Trading portfolio (w/o loans)	8,375	161.2	14,138	20.4		990	(20.1)

Available-for-sale financial assets	6,307	19.6	4,399	1.4		1,210	(8.7)

Due from credit institutions*	8,005	43.7	7,897	21.0		4,458	84.8

Intangible assets and property and equipment	379	7.0	315	11.2		318	23.9

Other assets	9,318	108.8	5,464	66.5		1,378	(15.9)

Total assets/liabilities & shareholders’ equity	43,595	73.4	45,368	23.0		23,606	35.6

Customer deposits*	11,554	61.5	23,818	28.4		13,261	37.3

Marketable debt securities*	939	88.2	2,742	9.9		1,603	(0.1)

Subordinated debt	404	—	62	8.0		610	(15.0)

Insurance liabilities	1,209	76.8	70	50.3		47	55.6

Due to credit institutions*	19,648	99.9	11,982	3.7		5,288	67.2

Other liabilities	6,911	49.5	4,327	73.4		1,016	20.0

Shareholders’ equity	2,930	24.4	2,366	39.0		1,781	28.1

Off-balance-sheet funds	13,070	61.7	10,942	47.6		10,509	46.7

Mutual funds	12,456	62.2	7,662	65.6		2,941	52.7

Pension funds	—	—	3,280	17.7		7,568	44.5

Managed portfolios	614	52.5	—	—		—	—

Customer funds under management	27,177	65.5	37,635	31.8		26,030	35.7

Total managed funds	56,665	70.5	56,310	27.1		34,115	38.8

(*).- Includes all stock of concept classified in the balance sheet
Ratios (%) and other data
ROE	28.62	6.62 p.	24.11	(0.42 p.	)	26.20	5.09 p.

Efficiency ratio	46.83	(11.48 p. )	44.23	(6.79 p.	)	41.01	(6.00 p. )

NPL ratio	2.76	0.06 p.	0.69	(0.20 p.	)	2.15	(1.27 p. )

Coverage ratio	126.24	(61.87 p. )	335.91	45.84 p.		165.07	34.12 p.

Number of employees (direct & indirect)	21,171	0.6%	14,116	12.6%		11,249	3.6%

Number of branches	1,877	0.9%	1,012	(0.7%	)	410	20.6%

January - March 2006	31

Information by principal segments

Brazil

Santander Banespa is one of the main franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the southeast of Brazil, the strategically key area for the Group. The Group has 1,877 branches in Brazil and 6.9 million individual customers.

The Brazilian economy slowed down a little during the second half of 2005, but ended the year with significant improvements in its fundamentals and good prospects for 2006. The central bank, after bringing inflation under control, began to reduce interest rates during the second half of 2005. The benchmark Selic rate was 16.7% in March 2006, 304 b.p. lower than the high reached in June 2005. The country risk index (EMBI Plus) was at an historic low.

The Group continues to focus on growth in retail businesses. IT integration, completed in April, will also help to make business more dynamic.

Lending rose 36% excluding the exchange rate impact. Particularly noteworthy was the growth in lending to individual customers (credit cards, loans linked to the payrolls, auto finance, etc), SMEs and companies which, overall, increased 33%. The market share in loans reached 5.8% (+19 b.p. in a year). Deposits (excluding REPOs) and mutual funds increased 23% (market share of 4.6%). The emphasis on growth in retail savings pushed up this segment’s market share in mutual funds to 8.2%.

Attributable income was 46.8% higher at EUR 198 million (+10.8% excluding the exchange rate impact).

As a result of the big impact of exchange rates, all the growth figures below are in local currency.

Commercial revenue increased 24.6%. The main positive factor at play was the strong growth in business volumes, while spreads, in a context of low interest rates, remained virtually flat.

Despite the lower return on wholesale inflation-linked bonds, which limits the growth in net interest income, it still rose 24.0%.

Net fees increased 29.5%, after rising for seven straight quarters, while operating expenses declined 5.8%.

Net operating income was 46.5% higher. The net impairment loss on loans increased 133.8%, because of the higher risk premium (the result of focusing the business model on segments and products with a higher return, but also with a greater risk). The increase in provisions, together with the higher corporate tax rate, reduced the growth in attributable income to 10.8% in local currency.

Retail Banking is the main component of revenue growth. Its net operating income increased 50.5% and income before taxes 17.7% (both in local currency).

The efficiency ratio was 46.8% (11.5 points better than in the first quarter of 2005), the recurrence ratio was 64.7% (+15.5 p.p.) and ROE reached 28.6%.

The NPL ratio stood at 2.76% and NPL coverage was 126%.

 (*) Exchange rate effect excluded: +46.5%

 (**) Exchange rate effect excluded: +10.8%

32	January - March 2006

Information by principal segments

Mexico

Santander Serfin is the third largest banking group in Mexico by business volume, with a market share in loans of 15.1%, 16.4% in deposits and mutual funds and 7.3% in pensions. The Group has 1,012 branches, 6.3 million customers (+870,000 since the end of 2004) and 3.0 million participants in pension funds.

The outlook for the Mexican economy in 2006 is very good, driven by investment and private consumption. The central bank’s control of inflation enabled it at the end of 2005 to begin to reduce interest rates. The short-term rate (28-day TIIE) was 7.6% at the end of March. The comfortable balance of payments situation and the high level of international reserves helped to achieve a stable exchange rate.

Following the strong development of the Group’s retail businesses in Mexico during 2005, the strategic focus in 2006 is on developing and linking customers, and profitable business growth. The two main engines for increasing the number of customers are the payrolls and credit cards.

Lending, (excluding IPAB, the former mortgage portfolio and restructured loans), increased 36% in local currency. This growth is based on the strong rise in strategically important products and segments (retail banking). Growth in consumer loans and credit cards was 59% higher year-on-year, which produced a gain of 0.4 points in the market share of these products over March 2005. Loans to SMEs and companies (excluding corporate banking clients) increased 20%.

Deposits excluding REPOs and mutual funds grew 22% excluding the exchange-rate impact. Of note was the 18%

rise in demand deposits. The gain in the total market share of these savings was 1.0 points over the last 12 months.

Attributable income was EUR 142 million, 42.1% more than in the first quarter of 2005 (+23.5% excluding the exchange rate impact). All the growth figures below exclude the exchange rate impact.

Commercial revenue increased 21.1%. Net interest income was up 22.3%, positively benefiting from the strong growth in business volumes and focusing lending on products and segments with a higher return (better mix of assets). The fall in interest rates (on average, from 9.4% to 8.0%) eroded spreads on bank savings. This reduction in short-term interest rates, however, fostered a rise in the net interest income from financial business because of the lower cost of financing.

Net fees and insurance grew 18.2%, and gains on financial transactions doubled.

The dynamism of revenues, coupled with the moderate rise in costs (+7.0%), pushed up net operating income by 44.5%.

The net impairment loss on loans doubled because of the change of business mix. As a result of this and the higher corporate tax rate, attributable income was 23.5% higher.

By segments, the net operating income of Retail Banking increased 58.4% and income before taxes grew 55.5% (both in local currency).

The efficiency ratio improved by 6.8 points to 44.2%, the recurrence ratio was 65.9% and ROE 24.1%. The nonperforming loans ratio of 0.69% and coverage of 336% continued to underline the high credit risk quality.

January - March 2006	33

Information by principal segments

Chile

Santander Chile is the largest financial group in the country and has the most solid and diversified banking franchise, as underscored by its market shares: 23.0% in loans, 22.6% in deposits and mutual funds and 11.8% in pensions. It has 410 branches, 2.2 million banking customers and 667,000 participants in pension funds.

The economic outlook continues to be very positive, with strong growth in 2006. Particularly noteworthy was the robust increase in investment, the main engine of economic growth. The central bank has gradually increased interest rates (the short-term benchmark rate rose from 2.25% at the end of 2004 to 4.75% in March 2006).

Santander Santiago continued to focus on increasing the number of customers and their degree of linkage, which should enable it to grow faster than the market in retail businesses, the most profitable. Lending increased 21% (+29% to individuals), while deposits (excluding REPOs) and mutual funds grew 17% year-on-year, excluding the exchange-rate impact.

Others countries

Puerto Rico

Santander Puerto Rico is one of the largest financial institutions in Puerto Rico. It has 139 branches and a market share of 10.3% in loans, 11.8% in deposits and 21.2% in mutual funds.

Since February 28, Puerto Rico’s figures include the assets and offices of Island Finance, the island’s second largest consumer

These rates produced a market share of 25.3% in lending to individuals (+1.0 points in the last 12 months; 0.5 points in consumer loans and via credit cards and 1.3 points in mortgages). Deposits and mutual funds increased their market share by 0.9 points.

Attributable income amounted to EUR 114 million, 61.0% more than in the first quarter of 2005 (+34.3% eliminating the exchange rate impact). The faster growth in the most profitable segments of retail banking produced a 19.7% rise in gross operating income (excluding the exchange rate impact), while costs increased moderately (+4.5%), despite the increased infrastructure.

By segments, and excluding the exchange rate impact, Retail Banking’s income before taxes increased 61.2%.

The ratios are very good: efficiency of 41.0%, 6.0 points better than in the first quarter of 2005, recurrence of 69.5%, ROE of 26.2%, non-performing loans of 2.15% and coverage of 165%.

(*)  Exchange rate effect excluded: +31.6%

(**)  Exchange rate effect excluded: +34.3%

finance company with 200,000 customers and 70 branches. This acquisition increases the Group’s presence in a segment of the market with a large potential for banking development.

The Group is focusing in 2006 on developing business with individual customers (consumer loans and mortgages) and companies. Lending increased 5% year-on-year (excluding Island Finance and exchange rate effect) and deposits (excluding REPOs) and mutual funds rose 3%. This market share, of deposits plus mutual funds, rose to 14.5%.

34	January - March 2006

Information by principal segments

Attributable income dropped 54.8% to EUR 7 million (-58.6% excluding the exchange rate impact). This decline was due to the high gains on financial transactions in the first quarter of 2005.

The efficiency ratio was 70.4%, the recurrence ratio 42.6% and ROE 6.3%. The ratio of non-performing loans was 1.74% and coverage 177%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 13.3% in loans and 11.3% in deposits. It has 256 branches and 2.3 million customers.

The positive external scenario, thanks to high oil prices, continued to greatly improve the public sector accounts. The economy will grow again in 2006 above its potential rate.

The main focus of management in 2006 is to maximise the profitability of business and boost recurrent revenues, through growth in lending, transactional deposits and fee-generating services. Lending rose 39% year-on-year (+77% to individual customers) and the aggregate of deposits (excluding REPOs) and mutual funds grew 30%.

Attributable income increased 26.5% to EUR 42 million (+25.0% excluding the exchange rate impact) because of the rise in commercial revenue and reduced loan-loss provisions.

The efficiency and recurrence ratios were 46.3% and 59.4%, respectively. ROE was 40.1%, the NPL ratio stood at 1.42% and coverage was 420%.

Colombia

The Group’s market shares in Colombia are 3.8% in loans and 2.7% in deposits and mutual funds.

Against a backdrop of economic and financial stability, the Group is focusing in 2006 on developing its franchise and business growth, particularly in the retail segments. Lending to individual customers and SMEs rose 49% and deposits and mutual funds 28% (excluding the exchange rate impact).

Attributable income was EUR 18 million, 21.9% more than in the first quarter of 2005 (+7.6% excluding the exchange rate impact). The credit risk quality indicators remained excellent (NPL ratio of 0.74% and coverage of 362%).

Argentina

The country’s economic indicators continued to be positive in 2006, although inflation is slightly higher. The Group’s markets shares are 8.8% in lending and 9.8% in deposits and mutual funds. It has 319 branches and 1.6 million customers.

The strategy in 2006 will continue to focus on completing the cleaning up of the local balance sheet (this was done in Spain in 2002) and developing customer business. During the first quarter government securities were sold for around US$130 million, and US$100 million of the US$250 million loan to the public sector was restructured as it was exchanged for bonds guaranteed by the Argentine government (Bogar 2020).

Lending to the private sector rose 78% and was very focused on SMEs and individuals, while deposits and mutual funds increased 14% (both excluding the exchange rate impact).

Attributable income amounted to EUR 39 million, three times higher than in the first quarter of 2005. The efficiency ratio improved by 5.2 points to 48.7% and the recurrence ratio was 93.8%. The NPL ratio and coverage were 1.41% and 269%, respectively.

Others

Uruguay’s attributable income was EUR 8 million and Peru’s was EUR 3 million.

Santander Private Banking

This unit’s attributable income was 36.3% higher at US$44 million. The efficiency ratio improved by 6.4 points to 38.0%.

This performance, within its strategy of growth in gross operating income (+21.2%), with contained costs, produced a 34.1% increase in net operating income and underscored the quality and recurrence of its earnings.

The main objectives in 2006 are to increased the volume of managed assets, which already stand at US$25,000 million, and provide customers with a consistently high quality service. In January the magazine Euromoney recognised Santander Private Banking as the third Best Private Bank in Latin America.

January - March 2006	35

Information by principal segments

Financial Management and Equity Stakes

Million euros

			Variation

	J-M 06	J-M 05	Amount	(%)

Income statement
Net interest income (w/o dividends)	(256)	(187)	(69)	37.0

Dividends	14	5	9	165.4

Net interest income	(241)	(181)	(60)	33.3

Inc. from companies accounted by equity method	126	133	(7)	(5.4)

Net fees	(4)	(24)	21	(85.1)

Insurance activity	0	(1)	1	—

Commercial revenue	(119)	(73)	(46)	62.8

Gains (losses) on financial transactions	(126)	(7)	(119)	—

Gross operating income	(245)	(80)	(165)	205.6

Income from non-financial services (net)
and other operating income	(2)	(3)	1	(35.4)

General administrative expenses	(111)	(92)	(19)	20.5

Personnel	(58)	(51)	(8)	15.2

Other administrative expenses	(53)	(42)	(11)	27.0

Depreciation and amortisation	(54)	(12)	(42)	350.1

Net operating income	(412)	(188)	(225)	119.7

Net loan loss provisions	(0)	13	(14)	—

Other results	(43)	(121)	79	(64.8)

Income before taxes	(455)	(296)	(159)	53.9

Net income from ordinary activity	(229)	(103)	(126)	122.4

Net consolidated income	(229)	(103)	(126)	122.4

Attributable income to the Group	(267)	(134)	(133)	98.9

Balance sheet
Trading portfolio (w/o loans)	1,256	572	683	119.4

Available-for-sale financial assets	42,534	14,318	28,216	197.1

Investments	2,933	3,640	(707)	(19.4)

Goodwill	14,012	15,369	(1,356)	(8.8)

Liquidity lent to the Group	53,001	42,232	10,770	25.5

Capital assigned to Group areas	29,315	23,466	5,849	24.9

Other assets	29,010	25,134	3,876	15.4

Total assets/liabilities & shareholders’ equity	172,061	124,730	47,331	37.9

Customer deposits*	617	2,084	(1,467)	(70.4)

Marketable debt securities*	62,202	40,107	22,096	55.1

Subordinated debt	14,612	13,699	912	6.7

Preferred securities	—	409	(409)	(100.0)

Other liabilities	56,223	34,441	21,782	63.2

Group capital and reserves	38,407	33,990	4,416	13.0

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	77,432	55,890	21,541	38.5

Total managed funds	172,061	124,730	47,331	37.9

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,492	1,283	209	16.3

36	January - March 2006

Information by secondary segments

Financial Management and Equity Stakes

This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 19 of this report. The cost of liquidity, via the transfer of funds to different businesses, is done at the short-term market rate, which was 2.47% in the first quarter of 2006 (2.09% in the same period of 2005).

•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

There were no significant developments during the first quarter. The main one in the same period of 2005 was the sale of 2.57% of The Royal Bank of Scotland for a capital gain of EUR 717 million, but with no impact on the bottom line as a fund of the same amount was established to cover possible contingencies.

Attributable income from industrial stakes was EUR 89 million, up from EUR 79 million in the first quarter of 2005. The difference was mainly due to the lower financing cost of the stakes and the smaller contribution from companies accounted for by the equity method following the sale in the second half of 2005 of the stake in Unión Fenosa.

On April 3, an arbitration court notified the relevant parties of its decision regarding the legal proceedings brought by Total against Santander as a result of its takeover bid of Cepsa shares in September 2003. The court accepted the case put forward by the Bank and ruled that the pact between Santander and Total was invalidated after the entry into effect of Law 26 of July 17, 2003. It rejected Total’s request for indemnity for moral damages and for the tax costs from the liquidation of Somaen Dos. The decision stipulated that Somaen Dos should be liquidated (so that 19.92% of the shares of Cepsa currently owned by this company will correspond to the Bank, and 8.31% of them to Total) and that Total has the right to exercise its option on 4.35% of Cepsa’s capital at a price below that of the market and indicated in the decision.

Following this decision, the Bank has 27.92% of Cepsa (assuming the liquidation in kind of the option rights on the aforementioned 4.35%) and capital gains for the whole of the stake, based on the market price of Cepsa’s shares and discounting the impact of the option of around EUR 1,300 million.

Some issues, such as possible damages specifically emanating from the lack of consultation prior to formulating the takeover bid, as well as the costs of the arbitration, remain to be resolved. While the decision is executed, the previously adopted cautionary measures affecting Cepsa’s stakes held via Somaen Dos remain in force, but not the 12.13% acquired via the takeover bid.

At the end of the first quarter, the unrealised capital gains in financial and industrial stakes were estimated at EUR 4,000 million.

•

Financial management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity of this subarea. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. The main units with exchange risk, except for Brazil, continued to be hedged during 2005 and in the first quarter of 2006.

The gains on financial transactions come from the cleaning up of the structural interest rate risk hedging portfolios.

This sub-area also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments.

Lastly, there are other negative items such as the amortisation of the initial excess of pension funds of the subsidiaries over the fluctuation band.

All of these factors mean that this sub-area’s overall contribution to earnings is normally negative.

This sub-area also recorded in the first quarter of 2005 the fund established for the same amount as the capital gains from the sale of the stake in The Royal Bank of Scotland.

January - March 2006	37

Information by secondary segments

Income statement and business volumes secondary segments

Million euros

	Operating busines areas		Retail Banking		Global Wholesale Banking		Asset Management and Insurance

	J-M 06	Var. (%)	J-M 06	Var. (%)	J-M 06	Var. (%)	J-M 06	Var. (%)

Income statement
Net interest income	3,134	23.5	2,910	22.1	256	34.1	(32)	(11.3)

Inc. from companies accounted by equity method	5	(38.0)	5	(29.2)	—	(100.0)	—	—

Net fees	1,753	21.7	1,420	19.4	153	37.9	180	27.9

Insurance activity	210	(2.1)	—	—	—	—	210	(2.1)

Commercial revenue	5,102	21.5	4,334	21.1	409	35.1	358	12.3

Gains (losses) on financial transactions	536	29.3	288	12.5	234	61.9	14	0.6

Gross operating income	5,638	22.2	4,622	20.5	644	43.8	372	11.8

Income from non-financial services (net)
and other operating income	72	1.7	80	3.9	(8)	19.6	(0)	—

General administrative expenses	(2,415)	8.3	(2,104)	7.6	(157)	15.7	(154)	11.4

Personnel	(1,455)	8.9	(1,274)	7.1	(97)	19.2	(84)	28.6

Other administrative expenses	(960)	7.5	(830)	8.4	(60)	10.3	(70)	(4.0)

Depreciation and amortisation	(227)	1.8	(207)	0.7	(15)	22.1	(5)	(4.7)

Net operating income	3,067	37.4	2,391	36.6	463	58.3	213	12.2

Net loan loss provisions	(500)	69.0	(445)	62.8	(55)	195.0	0	—

Other income	17	—	(16)	(63.1)	36	356.8	(4)	—

Income before taxes	2,584	35.2	1,930	34.5	445	57.7	209	7.5

Business volumes
Total assets	792,329	13.0	645,853	15.5	136,641	1.2	9,835	35.4

Loans and credits	450,694	18.5	419,860	18.7	30,672	18.1	162	(56.2)

Customer deposits	303,637	9.8	268,072	13.8	35,565	(13.2)	1	(97.2)

Retail Banking

The Group’s Retail Banking generated 82% of total gross operating income and 75% of income before taxes of the operating areas in the first quarter.

Gross operating income was 20.5% higher than in the first quarter of 2005 at EUR 4,622 million (+13.3% excluding the exchange rate impact). Strict control of operating costs, which declined 0.1% excluding the exchange rate impact, together with the rise in gross operating income, pushed up net operating income by 36.6% to EUR 2,391 million.

As a result, the efficiency ratio for all Retail Banking improved by 6.5 points to 48.0% (54.5% in the first quarter of 2005).

Income before taxes increased 34.5% to EUR 1,930 million, with a good performance in Continental Europe as well as in Abbey and Latin America.

Customer loans grew 19%, while deposits increased 14% in the year to March.

•

Retail Banking in Continental Europe continued its growth trends in volume and earnings. Net interest income rose 13.6%, net operating income increased 16.9% and income before taxes was up 16.8%. All units (Santander branch network, Banesto retail, Santander Consumer Finance, Portugal retail and Banif) grew at a brisk pace.

There were three main drivers: business growth (+25% in lending and +15% in deposits); the good management of prices in an environment of rising interest rates is neutralising the negative impact which, in the short term, rapid rises in interest rates tend to have on spreads and selective cost control. The efficiency ratio was only 41.6% (44.3% in the first quarter of 2005).

•

The most noteworthy feature of Abbey’s Retail Banking operations was the 77.9% rise in income before taxes, spurred by growth of 88.3% in net operating income. There were two elements to this increase. On the one hand, a rise of 15.0% in gross operating income because of the good performance of net interest income and commissions. On the other hand, a 12.5% reduction in

38	January - March 2006

Information by secondary segments

Retail Banking. Results

Million euros

	Gross operating income		Net operating income		Income before taxes

	J-M 06	Var. (%)	J-M 06	Var. (%)	J-M 06	Var. (%)

Continental Europe	2,169	11.8	1,292	16.9	1,079	16.8

o/w: Spain	1,610	11.0	957	16.9	816	16.3

Portugal	245	9.1	129	17.6	128	17.9

United Kingdom (Abbey)	832	15.0	368	88.3	278	77.9

Latin America	1,621	38.5	732	62.3	573	61.6

o/w: Brazil	629	47.5	269	99.5	179	56.0

Mexico	395	44.8	183	82.2	143	78.9

Chile	270	48.4	151	69.6	120	93.3

Total Retail Banking	4,622	20.5	2,391	36.6	1,930	34.5

operating costs. The combined effect was an improvement in the efficiency ratio from 74.5% in the first quarter of 2005 to 56.6% in the same period of this year.

•

The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the excellent results in net interest income and net fees and costs whose growth was below that of the region’s average inflation. This is reflected in a 45.5% rise in commercial revenue, 62.3% in net operating income and 61.6% in income before taxes, all in euros. The respective increases, excluding the exchange rate impact, were excellent at 21.5%, 35.3% and 36.0%.

The increasing proportion of customer business in all countries, due to the strong development of business in the last two quarters, was generally reflected in significant rises in commercial revenue, net operating income and income before taxes.

The table shows the favourable performance of the three main countries (Brazil, Mexico and Chile). Overall, gross operating income (in euros) grew 46.8%, a pace which reached 85.9% in net operating income and 72.2% in income before taxes. Excluding the exchange rate impact, the growth rates were 18.4%, 50.4% and 40.0% respectively.

Private banking generated income before taxes of EUR 59 million, 57.9% higher than in the first quarter of 2005 and largely thanks to the good performance of commercial revenue (+33.2%).

January - March 2006	39

Information by secondary segments

Global Wholesale Banking

This segment contributed 11% of gross operating income and 17% of income before taxes. The latter amounted to EUR 445 million, 57.7% more than in the first quarter of 2005. This was partly due to the performance of exchange rates.

The increasing contribution of value-added businesses with customers, the success of new investment banking and treasury projects and good results from own account operations were the main drivers.

Gross operating income increased 43.8% year-on-year. High value businesses (transactional banking, trade finance, custody, investment banking, equities and treasury for customers) registered sustained growth over the last quarters. Their year-on-year growth was 55.6% and they account for 55% of the area.

Operating costs grew 16.2%, well below the growth in gross operating income, due to the development of projects in Europe and Latin America, such as Santander Global Connect and Santander Global Markets, among others.

Net operating income was 58.3% higher, comfortably absorbing the rise in loan-loss provisions resulting from the greater lending during the quarter compared to a reduction in this item in 2005.

Global Wholesale Banking deepened the global focus of its business by increasing the number of globally managed customers and strengthening the area’s product management capacities. Its business model is structured in a double client-product vector.

The client vector of the Global Customer Relationship Model, which manages the main corporate and institutional clients, increased its perimeter with the addition of 66 new customers, mostly from Latin America (previously included in Retail Banking). The figures for 2005, including these clients, were drawn up again in order to make like-for-like comparisons with 2006.

Total gross operating income from the Global Customer Relationship Model was EUR 151 million in the first quarter, 16.7% higher that the first quarter of 2005.

The product vector consists of three large areas:

1) Corporate products. This embraces various corporate products: global cash management, trade finance, custody and basic financing. Gross operating income rose 24.9% year-on-year, with an increasing relative share from the first three items which together increased 33.5%.

2) Investment Banking. This covers corporate finance (M&A, ECM and DCM) and financing solutions (project finance and syndicated loans). Gross operating income increased 49.7% year-on-year, fuelled by the business performance of corporate finance .

In such activities, Santander acted as financial advisor in some of the main mergers and acquisitions (total value of EUR 30,000 million at the end of March). Of note among the operations during the first quarter was the advice provided to EDP-Energías de Portugal for the acquisition of Nuon in Spain.

Project finance operations totalled EUR 555 million. The financing of acquisitions amounted to EUR 1,138 million and the amount financed in syndicated loans was around EUR 680 million. The specialised magazine Euroweek awarded Santander its “Best Arranger of Spanish Loans 2005” prize.

3) Markets. This covers equities and treasuries. Overall, the area increased 54.0% its gross operating income, fuelled by customer revenues (+71.5%) and a positive contribution of own positions, 37.2% higher than the same quarter of 2005.

By businesses, gross operating income from equities was 49.7% higher, exploiting its leadership in brokerage in Spain (13.8% market share including Banesto Bolsa).

Global treasury enjoyed its best quarter of the last two years, both in business with customers (+78.8% year-on-year) as well as in operations in the various professional markets, particularly Brazil.

Europe’s gross operating income came more from the business segments with customers which almost doubled the income from the same quarter of 2005. Spain performed well in these segments: Santander Global Connect (retail customers) and Santander Global Markets (corporate and institutional customers). Portugal’s business with retail customers, via Santander Global Connect, continued to be strengthened.

In Latin America, the results from treasuries were very positive, both own account activity as well as revenues from business with customers (+81.8% y-o-y).

Brazil took advantage of the market’s situation to obtain excellent results in its proprietary treasury, to which must be added stronger business with customers. Mexico enjoyed good growth in sales to customers and a very good quarter in trading. We continued to be the leading fixed-income market maker and the leader in the Mexican Derivatives Exchange (MexDer). The sale of structured products via the network continued to be strengthened; the

40	January - March 2006

Information by secondary segments

response to the 18M campaign (fixed interest rate) was excellent. Argentina and Chile also produced good results. Of note, the launching of Santander Global Connect in the during the quarter.

Asset Management and Insurance

This segment accounted for 7% of the gross operating income of the Group’s areas in the first quarter of 2006 and 8% of income before taxes. The latter was 7.5% higher than in the same period of 2005 at EUR 209 million

Total revenues from mutual and pension funds and insurance activity, including that recorded by the distribution networks, amounted to EUR 979 million,16.8% more than in 2005. These revenues are of high quality and recurrence. Total managed assets in mutual and pension funds increased 17.8% to more than EUR 143,000 million and the liabilities from insurance contracts totalled EUR 45,000 million (+10%).

Asset Management. The global business of mutual and pension funds generated total fees in the first quarter for the Group of EUR 519 million, (+18.9% year-on-year), 90% generated in Spain and Latin America. Income before taxes, after deducting the fees paid to the distribution networks and operating costs, was EUR 101 million (+18.4% y-o-y). These results were the consequence of the efforts being made to further improve the mix of assets, with the introduction of innovative products with high spreads, in response to the need to meet the demands of our increasingly sophisticated customers.

In Spain, Santander Asset Management managed more than EUR 77,000 million in funds and investment

Lastly, New York generated higher gross operating income than in the first quarter of 2005. Of note was the joint strategy with Latin America and Madrid to sell products for hedge funds.

companies, making it the sector’s leader (market share of 25%, according to Inverco). Of note was the capturing of EUR 500 million in equity funds during the first quarter and the good reception given to the three portfolios of mutual funds (Elite, Premier and Banesto Selection). Also significant is the change in savers’ behaviour, as they are reducing positions in the most conservative products and seeking ones with greater value added. All of these factors enabled the Group to increase its average revenues from managed assets.

In alternative management, Optimal’s assets increased 35.3% to EUR 4,400 million, confirming investors’ strong interest in "free investment funds.” The approval last November of the new regulations for collective investment institutions, for the launch and establishment in Spain of this type of product, puts Santander Asset Management in a privileged position for beginning to offer these products to the retail segment. The Group remained the leader in real estate funds (market share of 50% in Spain). Santander is also the leader in individual pension plans (+14.1% y-o-y).

In Latin America, Santander Asset Management manages EUR 25,000 million of mutual funds, 48.4% more than in March 2005 (+23.3% excluding the exchange rate impact).Particularly noteworthy was the good pace of growth in Brazil, Mexico and Chile, the three main countries (more than 90% of the funds). Knowledge of local markets, together with exploiting global management capabilities and close cooperation with the distribution networks of each country,

January - March 2006	41

Information by secondary segments

Asset Management and Insurance. Income statement

Million euros	Gross operating income		Net operating income		Income before taxes

	J-M 06	Var. (%)	J-M 06	Var. (%)	J-M 06	Var. (%)

Mutual funds	80	27.7	53	27.9	53	27.2

Pension plans	86	18.0	48	10.8	48	10.2

Insurance	207	4.5	112	6.6	108	(1.1)

Total Asset Management and Insurance	372	11.8	213	12.2	209	7.5

continued to be the main drivers behind this good performance.

The volume of pension plans amounted to EUR 19,000 million at the end of March, 20.6% higher than a year earlier (excluding the exchange rate impact). The countries that registered the strongest growth were Chile (+21%), Argentina (+29%) and Colombia (+42%), all growths in local currency.

Insurance. Total revenues generated by the Group’s insurance companies (revenues plus commissions) amounted to EUR 460 million (+14.4% y-o-y). They were evenly distributed among the main areas: 34% in Continental Europe (19% in Spain), 45% in Abbey and 21% in Latin America. The total contribution to the Group, including income before taxes of the insurance subsidiaries (EUR 108 million) and commissions and fees for the network, was EUR 357 million (+20.1% year-on-year).

The Group’s insurance business is largely focused on distributing high value added products to individual customers via retail banking networks. This strategy, conducted by the Global Insurance Unit, aims to obtain new synergies in revenues and costs. Of note among its first measures were the centralisation of reinsurance management (more efficiency in the business and the management of global insurance risk), and the beginning of the merger of Santander Seguros and Banesto Seguros.

In Continental Europe, the merged company makes Santander one of the leaders in bankassurance in Spain, where its two key products, individual life-risk and household, have market shares of around 19% and 15%, respectively. Their joint contribution to the Group during the first quarter, including commissions and the income before taxes of the companies, increased 19% year-on-year to EUR 63 million, backed by a 16% rise in premium income. In Portugal, the premium income distributed was three times higher than in the first quarter of 2005, thanks to the strong drive in the distribution of capitalisation insurance plans, bringing its contribution to EUR 16 million, 23% higher. Santander Consumer’s various units increased their premium income by 30% year-on-year.

Abbey’s contribution amounted to EUR 124 million, 7% less than in the first quarter of 2005 because of the lower contribution from “closed books” business. Other areas performed better, particularly sales of investment products via branches and direct channels (+50%).

In Latin America, the Group continued to develop its strategy of growth in the distribution of insurance products via local banks. The total contribution to the Group was EUR 85 million (+22% y-o-y excluding the exchange rate impact). Business performed well, particularly in Chile and Mexico. A new general insurance company was created in Chile which will enable us to assume business which is currently outsourced.

42	January - March 2006

Corporate Governance

The bank published on April 7the Group’s 2005 Annual Report, the Annual Report on Corporate Governance and the reports of the Audit and Compliance Committee and the Appointments and Remuneration Committee.

These reports reflect the importance attached by Santander to transparency, one of the focal points of its corporate governance.

Deminor Rating, the European corporate governance rating agency, maintained in 2005 the 8/10 rating accorded to Santander. The rating is on a scale of 1 to 10, with 10 “highest standard” and 1 “lowest standard”. In Deminor’s view Santander has a high level of standards in corporate governance structure and functioning. The bank is one of the leading companies in Continental Europe in corporate governance and its standards of information for the public, and on the working of the Board are particularly good, according to Deminor Rating.

Deminor’s full report is available on the Group’s website (www.gruposantander.com).

Lastly, during March 2006 the Appointments and Remuneration Committee started a new self-evaluation process for the Board, which this year has a special section for assessing the Chairman, the CEO and other directors.

Corporate Social Responsibility

Relations with stakeholders (customers, shareholders, employees and society in general), as well as protection of the environment and, particularly, cooperation with universities have for many years been an important part of Santander’s strategy. The Group continues to make progress in the main lines of its corporate social responsibility policy.

Universities

At the end of March, Group Santander had signed 507 bilateral agreements with universities in Spain, Portugal and Latin America to support education and research.

The agreement signed with the University Cooperation Office was particularly important as it will enable more than 1,000 Latin American universities to use specific software to manage their research activities. This agreement is part of the support that Santander provides for the modernisation of university management.

Under the agreement with the University of Salamanca, 130 scholarships were granted to Latin American students for postgraduate studies.

The Universia network, which at the end of 2005 had 985 associated universities, inaugurated during the first quarter a new computer room at the University of Valladolid. Universia has installed 172 computer rooms in the 11 countries where it is present with 3,700 computers for students and teachers to navigate the net.

Humanitarian products and local programmes of social actions. The latest initiatives include:

•

The marketing in Spain since the end of 2005 of the Santander Solidarity Dividend mutual fund, which seeks to combine a good return with cooperation in projects for the benefit of the community. This fund achieved a high return in the first quarter of 2006 and ended it with EUR 35 million.

•

The delivery by Santander Banespa to the NGO “Doctores de la Alegría” of the proceeds from a marketing campaign to help poor children in hospitals in São Paulo, Rio de Janeiro and Arrecife. The bank will continue to cooperate with this NGO, to whom customers can transfer the points obtained from their credit card purchases.

•	The new cooperation measures of the Global Wholesale Banking and Risks divisions with the “Pequeño Deseo” Foundation and with Save the Children.

The environment

Grupo Santander City began 2006 with AENOR’s ISO 14.001 certificate for its system of environmental management. It is the largest corporate headquarters in Europe to attain this recognition.

AENOR audited Grupo Santander City, as part of the CSR activities developed by the Group.

The certificate highlights aspects such as the segregation of waste in order to facilitate its recycling, the system for saving and recycling paper and involving all employees in these commitments.

January - March 2006	43

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 1st floor

Avda de Cantabria, s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20

Fax: 34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda, 9-12. Santander (Spain)

Teléfono: 34 (942) 20 61 00

Operational Head Office:

Ciudad Grupo Santander.

Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

Item 4

Key consolidated data in 2006
			Variation
	Q1 ’06	Q1 ’05	Amount	%	2005
Balance sheet (million euros)
Total assets	814,738	703,770	110,968	15.8	809,107
Customer loans	451,397	380,554	70,844	18.6	435,829
Customer funds under management	698,652	600,048	98,604	16.4	680,887
Shareholders’ equity	37,295	33,338	3,957	11.9	35,841
Total managed funds	974,882	835,081	139,801	16.7	961,953

Capital and NPL ratios (%)
BIS ratio	12.84	12.97			12.94
Tier I	7.70	7.24			7.88
NPL ratio	0.86	1.05			0.89
NPL coverage	184.80	161.88			182.02

Income statement (million euros)
Net interest income (w/o dividends)	2,843	2,321	523	22.5	10,158
Commercial revenue	4,983	4,127	856	20.7	18,242
Gross operating income	5,393	4,535	858	18.9	19,807
Net operating income	2,655	2,045	610	29.8	9,285
Attributable income to the Group (ordinary)	1,493	1,185	308	26.0	5,212
Attributable income to the Group	1,493	1,185	308	26.0	6,220

Profitability and efficiency (%)
ROE	17.23	15.20			16.64	*
ROA	0.81	0.76			0.78	*
RORWA	1.57	1.48			1.51	*
Efficiency ratio (1)	50.29	54.78			52.55

(1).- (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254	6,254
Share price (euros)	12.05	9.39	11.15
Market capitalisation (million euros)	75,364	58,728	69,735
EPS (euro)	0.2390	0.1900	0.8351
Diluted EPS (euro)	0.238	0.1898	0.8320
Book value (euro)	5.96	5.33	5.73
Price / Book value (X)	2.02	1.76	1.95
P/E ratio (X)	12.60	12.35	13.35	*

Other data
Shareholders (number)	2,398,089	2,578,094	2,443,831
Number of employees	130,728	129,868	129,196
Continental Europe	44,309	44,714	43,763
United Kingdom (Abbey)	20,643	24,062	21,121
Latin America	64,284	59,809	62,850
Financial management and equity stakes	1,492	1,283	1,462
Number of branches	10,326	9,935	10,201
Continental Europe	5,444	5,241	5,389
United Kingdom (Abbey)	712	718	712
Latin America	4,170	3,976	4,100

(*) Over Group attributable ordinary income (not including extraordinary capital gains nor allowances.)

Note: The published information has not been audited. However, the preparation of the consolidation accounts has been done in accordance to general acceptable accounting criteria and principles.

Income statement
Million euros
			Variation
	Q1 ’06	Q1 ’05	Amount	%

Net interest income (w/o dividends)	2,843	2,321	523	22.5
Dividends	50	36	13	36.4
Net interest income	2,893	2,357	536	22.7
Income from companies accounted for by the equity method	131	141	(10)	(7.1)
Net fees	1,749	1,416	333	23.5
Insurance activity	210	214	(3)	(1.6)
Commercial revenue	4,983	4,127	856	20.7
Gains (losses) on financial transactions	410	408	2	0.6
Gross operating income	5,393	4,535	858	18.9
Income from non-financial services	119	111	8	7.2
Non-financial expenses	(26)	(35)	9	(25.4)
Other operating income	(23)	(9)	(14)	167.7
Operating costs	(2,807)	(2,557)	(251)	9.8
General administrative expenses	(2,526)	(2,321)	(205)	8.8
Personnel	(1,514)	(1,387)	(127)	9.2
Other administrative expenses	(1,012)	(935)	(78)	8.3
Depreciation and amortisation	(281)	(235)	(46)	19.4
Net operating income	2,655	2,045	610	29.8
Impairment loss on assets	(512)	(293)	(219)	74.7
Loans	(501)	(283)	(218)	77.0
Goodwill	—	—	—	—
Other assets	(12)	(10)	(1)	14.1
Other income	(14)	(137)	123	(89.4)
Income before taxes	2,128	1,615	514	31.8
Corporate income tax	(468)	(311)	(157)	50.3
Net income from ordinary activity	1,660	1,303	357	27.4
Net income from discontinued operations	(5)	0	(6)	—
Net consolidated income	1,655	1,304	351	26.9
Minority interests	162	119	43	36.1
Attributable income to the Group	1,493	1,185	308	26.0

Pro memoria:
Average total assets	817,676	689,568	128,108	18.6
Average shareholders’ equity	34,678	31,193	3,485	11.2

Quarterly
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06

Net interest income (w/o dividends)	2,321	2,411	2,623	2,803	2,843
Dividends	36	172	70	57	50
Net interest income	2,357	2,583	2,694	2,860	2,893
Income from companies accounted for by the equity method	141	189	153	136	131
Net fees	1,416	1,522	1,655	1,721	1,749
Insurance activity	214	183	215	203	210
Commercial revenue	4,127	4,477	4,717	4,920	4,983
Gains (losses) on financial transactions	408	461	313	384	410
Gross operating income	4,535	4,938	5,030	5,304	5,393
Income from non-financial services	111	112	76	127	119
Non-financial expenses	(35)	(42)	(16)	(30)	(26)
Other operating income	(9)	(32)	(27)	(36)	(23)
Operating costs	(2,557)	(2,608)	(2,677)	(2,881)	(2,807)
General administrative expenses	(2,321)	(2,373)	(2,438)	(2,569)	(2,526)
Personnel	(1,387)	(1,405)	(1,437)	(1,515)	(1,514)
Other administrative expenses	(935)	(969)	(1,001)	(1,053)	(1,012)
Depreciation and amortisation	(235)	(235)	(239)	(312)	(281)
Net operating income	2,045	2,368	2,387	2,484	2,655
Impairment loss on assets	(293)	(403)	(418)	(692)	(512)
Loans	(283)	(393)	(399)	(540)	(501)
Goodwill	—	—	—	—	—
Other assets	(10)	(10)	(19)	(152)	(12)
Other income	(137)	(108)	(137)	96	(14)
Income before taxes (ordinary)	1,615	1,856	1,832	1,888	2,128
Corporate income tax	(311)	(350)	(373)	(402)	(468)
Net income from ordinary activity	1,303	1,506	1,459	1,486	1,660
Net income from discontinued operations	0	0	(15)	0	(5)
Net consolidated income (ordinary)	1,304	1,507	1,445	1,486	1,655
Minority interests	119	141	118	152	162
Attributable income to the Group (ordinary)	1,185	1,366	1,327	1,334	1,493
Net extraordinary gains and writedowns	—	—	—	1,008	—
Attributable income to the Group	1,185	1,366	1,327	2,342	1,493

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1 ’06	Q1 ’05	31.03.06	31.12.05	31.03.05

US$	1.2019	1.3112	1.2104	1.1797	1.2964
Pound sterling	0.6860	0.6935	0.6964	0.6853	0.6885
Brazilian real	2.6350	3.4927	2.6459	2.7446	3.4692
New Mexican peso	12.7386	14.6605	13.2327	12.5845	14.5207
Chilean peso	632.7446	758.5727	637.2756	604.7732	760.9868
Venezuelan bolivar	2,580.7784	2,609.8758	2,599.0919	2,533.1698	2,783.7597
Argentine peso	3.7000	3.8470	3.7447	3.5907	3.7887

Net fees and insurance business
Million euros
			Variation
	Q1 ’06	Q1 ’05	Amount	%

Commissions for services	1,042	823	219	26.6
Credit and debit cards	164	134	30	22.2
Insurance	250	188	61	32.6
Account management	132	117	15	12.9
Commercial bills	55	54	1	1.7
Guarantees and other contingent liabilities	72	61	11	18.6
Other transactions	369	268	101	37.5
Mutual & pension funds	519	437	83	18.9
Securities services	188	157	31	19.9
Net fees	1,749	1,416	333	23.5
Insurance activity	210	214	(3)	(1.6)
Net fees and insurance business	1,959	1,630	330	20.2

Operating costs
Million euros
			Variation
	Q1 ’06	Q1 ’05	Amount	%

Personnel expenses	1,514	1,387	127	9.2
General expenses:	1,012	935	78	8.3
Information technology	99	115	(16)	(14.2)
Communications	98	87	11	12.7
Advertising	122	101	22	21.4
Buildings and premises	205	178	28	15.6
Printed and office material	29	28	1	4.6
Taxes (other than income tax)	57	36	21	58.9
Other expenses	402	390	12	3.0
Personnel and general expenses	2,526	2,321	205	8.8
Depreciation and amortisation	281	235	46	19.4
Total operating expenses	2,807	2,557	251	9.8

Net loan loss provisions
Million euros
			Variation
	Q1 ’06	Q1 ’05	Amount	%

Non performing loans	654	445	208	46.8
Country-risk	(9)	(28)	19	(68.9)
Recovery of written-off assets	(144)	(135)	(10)	7.1
Total	501	283	218	77.0

Balance sheet
Million euros
			Variation
	31.03.06	31.03.05	Amount	%	31.12.05
Assets
Cash on hand and deposits at central banks	12,089	10,205	1,884	18.5	16,086
Trading portfolio	153,965	127,677	26,287	20.6	154,208
Debt securities	75,559	58,664	16,894	28.8	81,742
Loans and credits	28,746	19,754	8,992	45.5	26,480
Equities	10,676	6,066	4,610	76.0	8,078
Other	38,984	43,193	(4,209)	(9.7)	37,908
Other financial assets at fair value	47,269	46,132	1,137	2.5	48,862
Loans and credits	6,446	5,483	963	17.6	6,431
Other	40,823	40,649	174	0.4	42,431
Available-for-sale financial assets	73,025	41,084	31,942	77.7	73,945
Debt securities	66,432	35,179	31,252	88.8	68,054
Equities	6,594	5,904	689	11.7	5,891
Loans	472,658	415,259	57,399	13.8	459,784
Deposits at credit institutions	46,440	49,107	(2,667)	(5.4)	47,066
Loans and credits	416,205	355,317	60,889	17.1	402,918
Other	10,012	10,835	(823)	(7.6)	9,801
Investments	3,076	3,817	(741)	(19.4)	3,031
Intangible assets and property and equipment	12,162	11,141	1,020	9.2	12,204
Goodwill	14,025	15,382	(1,357)	(8.8)	14,018
Other	26,470	33,073	(6,603)	(20.0)	26,968
Total assets	814,738	703,770	110,968	15.8	809,107

Liabilities and shareholders’ equity
Trading portfolio	112,684	104,454	8,229	7.9	112,466
Customer deposits	13,430	7,730	5,700	73.7	14,039
Marketable debt securities	17,247	14,810	2,437	16.5	19,821
Other	82,007	81,915	92	0.1	78,607
Other financial liabilities at fair value	13,314	11,543	1,771	15.3	11,810
Customer deposits	261	—	261	—	—
Marketable debt securities	13,052	11,543	1,509	13.1	11,810
Other	—	—	—	—	—
Financial liabilities at amortized cost	569,114	470,885	98,229	20.9	565,652
Due to central banks and credit institutions	105,255	65,614	39,641	60.4	116,659
Customer deposits	290,563	270,821	19,742	7.3	291,727
Marketable debt securities	130,401	95,983	34,419	35.9	117,209
Subordinated debt	28,984	27,335	1,649	6.0	28,763
Other financial liabilities	13,911	11,132	2,779	25.0	11,293
Insurance liabilities	44,569	40,516	4,052	10.0	44,672
Provisions	19,535	18,674	861	4.6	19,823
Other liability accounts	10,800	18,700	(7,900)	(42.2)	10,748
Preferred securities	1,293	1,641	(348)	(21.2)	1,309
Minority interests	2,944	2,283	661	28.9	2,848
Equity adjustments by valuation	3,191	1,735	1,456	83.9	3,077
Capital stock	3,127	3,127	—	—	3,127
Reserves	35,279	30,863	4,416	14.3	29,098
Income attributable to the Group	1,493	1,185	308	26.0	6,220
Less: dividends	(2,605)	(1,837)	(768)	41.8	(1,744)
Total liabilities and shareholders’ equity	814,738	703,770	110,968	15.8	809,107
Off-balance-sheet managed funds	160,144	131,311	28,834	22.0	152,846
Total managed funds	974,882	835,081	139,801	16.7	961,953

Balance sheet
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Assets
Cash on hand and deposits at central banks	10,205	9,404	9,207	16,086	12,089
Trading portfolio	127,677	132,622	155,522	154,208	153,965
Debt securities	58,664	62,881	74,247	81,742	75,559
Loans and credits	19,754	20,183	29,847	26,480	28,746
Equities	6,066	7,807	7,330	8,078	10,676
Other	43,193	41,751	44,099	37,908	38,984
Other financial assets at fair value	46,132	44,110	46,456	48,862	47,269
Loans and credits	5,483	5,772	5,866	6,431	6,446
Other	40,649	38,339	40,590	42,431	40,823
Available-for-sale financial assets	41,084	46,689	59,535	73,945	73,025
Debt securities	35,179	41,699	54,302	68,054	66,432
Equities	5,904	4,990	5,233	5,891	6,594
Loans	415,259	431,389	446,558	459,784	472,658
Deposits at credit institutions	49,107	46,756	50,544	47,066	46,440
Loans and credits	355,317	377,177	386,487	402,918	416,205
Other	10,835	7,455	9,527	9,801	10,012
Investments	3,817	3,979	3,011	3,031	3,076
Intangible assets and property and equipment	11,141	12,046	10,272	12,204	12,162
Goodwill	15,382	15,871	15,864	14,018	14,025
Other	33,073	34,196	35,151	26,968	26,470
Total assets	703,770	730,306	781,577	809,107	814,738

Liabilities and shareholders’ equity
Trading portfolio	104,454	104,856	120,811	112,466	112,684
Customer deposits	7,730	12,810	15,233	14,039	13,430
Marketable debt securities	14,810	12,380	13,956	19,821	17,247
Other	81,915	79,666	91,622	78,607	82,007
Other financial liabilities at fair value	11,543	11,892	12,507	11,810	13,314
Customer deposits	—	—	—	—	261
Marketable debt securities	11,543	11,892	12,507	11,810	13,052
Other	—	—	—	—	—
Financial liabilities at amortized cost	470,885	497,604	527,842	565,652	569,114
Due to central banks and credit institutions	65,614	71,774	88,374	116,659	105,255
Customer deposits	270,821	285,568	290,623	291,727	290,563
Marketable debt securities	95,983	98,484	106,303	117,209	130,401
Subordinated debt	27,335	29,557	29,304	28,763	28,984
Other financial liabilities	11,132	12,220	13,238	11,293	13,911
Insurance liabilities	40,516	43,862	44,099	44,672	44,569
Provisions	18,674	19,524	20,883	19,823	19,535
Other liability accounts	18,700	11,258	12,631	10,748	10,800
Preferred securities	1,641	1,759	1,589	1,309	1,293
Minority interests	2,283	2,462	2,628	2,848	2,944
Equity adjustments by valuation	1,735	3,004	3,089	3,077	3,191
Capital stock	3,127	3,127	3,127	3,127	3,127
Reserves	30,863	28,989	29,074	29,098	35,279
Income attributable to the Group	1,185	2,551	3,878	6,220	1,493
Less: dividends	(1,837)	(581)	(581)	(1,744)	(2,605)
Total liabilities and shareholders’ equity	703,770	730,306	781,577	809,107	814,738
Off-balance-sheet managed funds	131,311	139,249	149,920	152,846	160,144
Total managed funds	835,081	869,555	931,497	961,953	974,882

Customer loans
Million euros
Variation
	31.03.06	31.03.05	Amount	%	31.12.05

Public sector	5,465	5,760	(296)	(5.1)	5,243
Other residents	162,722	130,321	32,401	24.9	153,727
Secured loans	89,385	65,593	23,792	36.3	81,343
Other loans	73,337	64,728	8,609	13.3	72,384
Non-resident sector	290,952	251,668	39,285	15.6	284,468
Secured loans	175,682	162,396	13,287	8.2	174,117
Other loans	115,270	89,272	25,998	29.1	110,352
Gross loans and credits	459,139	387,749	71,390	18.4	443,439
Credit loss allowance	7,742	7,195	546	7.6	7,610
Net loans and credits	451,397	380,554	70,844	18.6	435,829
Pro memoria: Doubtful loans	4,362	4,498	(137)	(3.0)	4,356
Public sector	7	2	5	251.8	3
Other residents	1,033	907	126	13.9	1,027
Non-resident sector	3,321	3,589	(268)	(7.5)	3,326

Customer loans
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Public sector	5,760	5,474	5,803	5,243	5,465
Other residents	130,321	140,018	142,028	153,727	162,722
Secured loans	65,593	70,626	74,830	81,343	89,385
Other loans	64,728	69,391	67,198	72,384	73,337
Non-resident sector	251,668	264,980	281,844	284,468	290,952
Secured loans	162,396	167,637	168,223	174,117	175,682
Other loans	89,272	97,344	113,621	110,352	115,270
Gross loans and credits	387,749	410,472	429,674	443,439	459,139
Credit loss allowance	7,195	7,340	7,475	7,610	7,742
Net loans and credits	380,554	403,132	422,200	435,829	451,397
Pro memoria: Doubtful loans	4,498	4,289	4,371	4,356	4,362
Public sector	2	1	1	3	7
Other residents	907	982	1,001	1,027	1,033
Non-resident sector	3,589	3,306	3,369	3,326	3,321

Credit risk management (*)
Million euros
			Variation
	31.03.06	31.03.05	Amount	%	31.12.05

Non-performing loans	4,370	4,427	(57)	(1.3)	4,342
NPL ratio (%)	0.86	1.05	(0.19 p.)		0.89
Credit loss allowances	8,075	7,167	909	12.7	7,902
Specific	3,148	3,207	(59)	(1.8)	3,177
General-purpose	4,927	3,959	968	24.4	4,725
NPL coverage (%)	184.80	161.88	22.92 p.		182.02
Credit cost (%) **	0.30	0.22	0.08 p.		0.24

Ordinary non-performing and doubtful loans ***	3,120	2,987	133	4.5	3,132
NPL ratio (%) ***	0.62	0.71	(0.09 p.)		0.64
NPL coverage (%) ***	258.82	239.95	18.87 p.		252.28

(*) Excluding country-risk
(**).- Annualised net specific allowance / loans
(***) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Non-performing loans	4,427	4,328	4,375	4,342	4,370
NPL ratio (%)	1.05	0.98	0.93	0.89	0.86
Credit loss allowances	7,167	7,554	7,605	7,902	8,075
Specific	3,207	3,145	3,146	3,177	3,148
General-purpose	3,959	4,410	4,459	4,725	4,927
NPL coverage (%)	161.88	174.55	173.83	182.02	184.80
Credit cost (%) **	0.22	0.21	0.22	0.24	0.30

(*) Excluding country-risk
(**).- Annualised net specific allowance / loans

Nonperforming loans by quarter
Million euros
	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06

Balance at beginning of period	4,115	4,427	4,328	4,375	4,342
+ Net additions	496	367	442	433	509
- Write-offs	(183)	(466)	(395)	(467)	(480)
Balance at period-end	4,427	4,328	4,375	4,342	4,370

Customer funds under management
Million euros
			Variation
	31.03.06	31.03.05	Amount	%	31.12.05

Public sector	15,121	18,172	(3,051)	(16.8)	14,366
Other residents	83,180	76,924	6,256	8.1	83,392
Demand deposits	49,120	46,123	2,997	6.5	50,124
Time deposits	18,460	17,146	1,314	7.7	18,799
REPOs	15,600	13,655	1,945	14.2	14,470
Non-resident sector	205,954	183,455	22,499	12.3	208,008
Demand deposits	115,499	98,380	17,119	17.4	113,603
Time deposits	71,255	72,600	(1,344)	(1.9)	77,195
REPOs	16,365	9,818	6,546	66.7	14,366
Public Sector	2,835	2,658	178	6.7	2,844
Customer deposits	304,255	278,551	25,704	9.2	305,765
Debt securities	160,700	122,335	38,365	31.4	148,840
Subordinated debt	28,984	27,335	1,649	6.0	28,763
Insurance liabilities	44,569	40,516	4,052	10.0	44,672
On-balance-sheet customer funds	538,507	468,737	69,770	14.9	528,041
Mutual funds	114,174	99,043	15,130	15.3	109,480
Pension plans	29,190	22,709	6,481	28.5	28,619
Managed portfolios	16,781	9,559	7,222	75.6	14,746
Off-balance-sheet customer funds	160,144	131,311	28,834	22.0	152,846
Customer funds under management	698,652	600,048	98,604	16.4	680,887

Mutual funds
Million euros
			Variation
	31.03.06	31.03.05	Amount	%	31.12.05

Spain	77,463	71,243	6,220	8.7	75,126
Portugal	5,922	5,250	673	12.8	5,858
United Kingdom (Abbey)	5,904	5,785	118	2.0	5,999
Latin America	24,885	16,765	8,120	48.4	22,497
Total	114,174	99,043	15,130	15.3	109,480

Pension plans
Million euros
			Variation
	31.03.06	31.03.05	Amount	%	31.12.05

Spain	9,047	7,429	1,618	21.8	8,913
Portugal	1,032	986	47	4.7	1,011
Latin America	19,110	14,294	4,816	33.7	18,695
Total	29,190	22,709	6,481	28.5	28,619

Customer funds under management
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Public sector	18,172	14,555	17,613	14,366	15,121
Other residents	76,924	81,827	80,531	83,392	83,180
Demand deposits	46,123	48,454	47,536	50,124	49,120
Time deposits	17,146	18,436	18,140	18,799	18,460
REPOs	13,655	14,938	14,856	14,470	15,600
Non-resident sector	183,455	201,996	207,711	208,008	205,954
Demand deposits	98,380	111,965	111,402	113,603	115,499
Time deposits	72,600	74,746	77,870	77,195	71,255
REPOs	9,818	11,613	15,246	14,366	16,365
Public Sector	2,658	3,672	3,193	2,844	2,835
Customer deposits	278,551	298,379	305,856	305,765	304,255
Debt securities	122,335	122,756	132,765	148,840	160,700
Subordinated debt	27,335	29,557	29,304	28,763	28,984
Insurance liabilities	40,516	43,862	44,099	44,672	44,569
On-balance-sheet customer funds	468,737	494,553	512,024	528,041	538,507
Mutual funds	99,043	104,686	109,248	109,480	114,174
Pension plans	22,709	24,797	27,380	28,619	29,190
Managed portfolios	9,559	9,766	13,292	14,746	16,781
Off-balance-sheet customer funds	131,311	139,249	149,920	152,846	160,144
Customer funds under management	600,048	633,803	661,945	680,887	698,652

Mutual funds
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Spain	71,243	73,432	75,312	75,126	77,463
Portugal	5,250	5,371	5,681	5,858	5,922
United Kingdom (Abbey)	5,785	5,646	6,378	5,999	5,904
Latin America	16,765	20,237	21,878	22,497	24,885
Total	99,043	104,686	109,248	109,480	114,174

Pension plans
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Spain	7,429	7,611	8,298	8,913	9,047
Portugal	986	980	986	1,011	1,032
Latin America	14,294	16,205	18,096	18,695	19,110
Total	22,709	24,797	27,380	28,619	29,190

Shareholders’ equity and minority interests
Million euros
			Variation
	31.03.06	31.03.05	Amount	%	31.12.05

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	14,976	10,495	4,481	42.7	8,781
Treasury stock	(67)	(2)	(65)	—	(53)
On-balance-sheet shareholders’ equity	38,407	33,990	4,416	13.0	32,225
Net attributable income	1,493	1,185	308	26.0	6,220
Interim dividend distributed	(1,744)	(1,311)	(434)	33.1	(1,163)
Shareholders’ equity at period-end	38,156	33,865	4,291	12.7	37,283
Interim dividend not distributed	(861)	(527)	(334)	63.4	(1,442)
Shareholders’ equity	37,295	33,338	3,957	11.9	35,841
Valuation adjustments	3,191	1,735	1,456	83.9	3,077
Minority interests	2,944	2,283	661	28.9	2,848
Preferred securities	1,293	1,641	(348)	(21.2)	1,309
Preferred securities in subordinated debt	6,469	5,419	1,050	19.4	6,773
Shareholders’ equity and
minority interests	51,193	44,417	6,776	15.3	49,848

Computable capital and BIS ratio
Million euros
			Variation
	31.03.06	31.03.05	Amount	%	31.12.05

Computable basic capital	32,909	25,992	6,917	26.6	32,532
Computable supplementary capital	21,978	20,533	1,444	7.0	20,894
Computable capital	54,886	46,525	8,361	18.0	53,426
Risk-weighted assets	427,607	358,834	68,773	19.2	412,734
BIS ratio	12.84	12.97	(0.13)		12.94
Tier 1	7.70	7.24	0.46		7.88
Core capital	5.96	5.34	0.62		6.05
Cushion	20,678	17,818	2,859	16.0	20,407

Statement of changes in consolidated shareholders’ equity
Million euros
	Q1 ’06	Q1 ’05

Available-for-sale financial assets	481	(429)
Other financial liabilities at fair value	—	—
Cash flow hedges	(50)	(98)
Hedges of net investments in businesses abroad	33	(13)
Exchange differences	(349)	497
Long-term assets for sale	—	—
Net revenues recorded in shareholders’ equity	114	(42)
Net consolidated income (published)	1,655	1,304
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated income	1,655	1,304
Parent Bank	1,607	1,143
Minority interests	162	119
Total revenues and expenses	1,769	1,261

Operating areas
Million euros
			Variation
	Q1 ’06	Q1 ’05	Amount	%
Income statement
Net interest income	3,134	2,538	596	23.5
Income from companies accounted for by the equity method	5	7	(3)	(38.0)
Net fees	1,753	1,441	312	21.7
Insurance activity	210	214	(4)	(2.1)
Commercial revenue	5,102	4,200	901	21.5
Gains (losses) on financial transactions	536	415	122	29.3
Gross operating income	5,638	4,615	1,023	22.2
Income from non-financial services (net) and other operating income	72	71	1	1.7
General administrative expenses	(2,415)	(2,229)	(186)	8.3
Personnel	(1,455)	(1,336)	(119)	8.9
Other administrative expenses	(960)	(893)	(67)	7.5
Depreciation and amortisation	(227)	(223)	(4)	1.8
Net operating income	3,067	2,233	834	37.4
Net loan loss provisions	(500)	(296)	(204)	69.0
Other income	17	(26)	43	—
Income before taxes	2,584	1,911	673	35.2
Income from ordinary activity	1,889	1,406	483	34.3
Net consolidated income	1,884	1,407	477	33.9
Attributable income to the Group	1,760	1,319	441	33.4

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	450,694	380,180	70,513	18.5
Trading portfolio (w/o loans)	111,186	86,417	24,769	28.7
Available-for-sale financial assets	30,491	26,766	3,725	13.9
Due from credit institutions*	111,894	125,012	(13,118)	(10.5)
Intangible assets and property and equipment	11,063	10,378	684	6.6
Other assets	77,001	72,527	4,474	6.2
Total assets/liabilities & shareholders’ equity	792,329	701,281	91,048	13.0
Customer deposits*	303,637	276,467	27,171	9.8
Marketable debt securities*	98,498	82,228	16,269	19.8
Subordinated debt	14,372	13,635	736	5.4
Insurance liabilities	44,569	40,516	4,052	10.0
Due to credit institutions*	168,274	137,529	30,745	22.4
Other liabilities	133,665	127,439	6,226	4.9
Shareholders’ equity	29,315	23,466	5,849	24.9
Off-balance-sheet funds	160,144	131,311	28,834	22.0
Mutual funds	114,174	99,043	15,130	15.3
Pension funds	29,190	22,709	6,481	28.5
Managed portfolios	16,781	9,559	7,222	75.6
Customer funds under management	621,220	544,158	77,062	14.2
Total managed funds	952,474	832,592	119,882	14.4

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.82	23.13	1.69 p.
Efficiency ratio	45.24	51.62	(6.38 p.)
NPL ratio	0.83	1.02	(0.19 p.)
Coverage ratio	184.72	161.12	23.60 p.
Number of employees (direct & indirect)	129,236	128,585	651	0.51
Number of branches	10,326	9,935	391	3.94

Operating areas
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06
Income statement
Net interest income	2,538	2,729	2,883	3,085	3,134
Income from companies accounted for by the equity method	7	8	9	11	5
Net fees	1,441	1,526	1,647	1,719	1,753
Insurance activity	214	184	213	202	210
Commercial revenue	4,200	4,447	4,751	5,018	5,102
Gains (losses) on financial transactions	415	542	318	338	536
Gross operating income	4,615	4,989	5,069	5,356	5,638
Income from non-financial services (net) and other operating income	71	42	41	71	72
General administrative expenses	(2,229)	(2,300)	(2,339)	(2,479)	(2,415)
Personnel	(1,336)	(1,369)	(1,385)	(1,470)	(1,455)
Other administrative expenses	(893)	(930)	(955)	(1,009)	(960)
Depreciation and amortisation	(223)	(232)	(243)	(249)	(227)
Net operating income	2,233	2,500	2,528	2,699	3,067
Net loan loss provisions	(296)	(381)	(371)	(515)	(500)
Other income	(26)	(14)	(96)	(214)	17
Income before taxes	1,911	2,105	2,061	1,970	2,584
Income from ordinary activity	1,406	1,556	1,498	1,505	1,889
Net consolidated income	1,407	1,556	1,483	1,506	1,884
Attributable income to the Group	1,319	1,459	1,399	1,393	1,760

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	380,180	402,274	421,651	435,013	450,694
Trading portfolio (w/o loans)	86,417	101,578	110,350	116,173	111,186
Available-for-sale financial assets	26,766	28,211	29,182	28,931	30,491
Due from credit institutions*	125,012	104,780	110,256	107,127	111,894
Intangible assets and property and equipment	10,378	10,579	8,930	10,808	11,063
Other assets	72,527	70,801	73,917	80,323	77,001
Total assets/liabilities & shareholders’ equity	701,281	718,222	754,286	778,375	792,329
Customer deposits*	276,467	293,068	300,563	303,838	303,637
Marketable debt securities*	82,228	80,735	83,593	95,687	98,498
Subordinated debt	13,635	15,754	15,257	14,798	14,372
Insurance liabilities	40,516	43,862	44,086	44,672	44,569
Due to credit institutions*	137,529	133,271	162,781	173,311	168,274
Other liabilities	127,439	127,338	123,977	120,819	133,665
Shareholders’ equity	23,466	24,195	24,029	25,250	29,315
Off-balance-sheet funds	131,311	139,249	149,920	152,846	160,144
Mutual funds	99,043	104,686	109,248	109,480	114,174
Pension funds	22,709	24,797	27,380	28,619	29,190
Managed portfolios	9,559	9,766	13,292	14,746	16,781
Customer funds under management	544,158	572,667	593,419	611,841	621,220
Total managed funds	832,592	857,471	904,206	931,221	952,474

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.02	0.94	0.89	0.86	0.83
NPL coverage	161.12	172.81	174.32	182.33	184.72
Risk-weighted assets	322,356	344,784	357,051	377,143	397,901

Continental Europe
Million euros
			Variation
	Q1 ’06	Q1 ’05	Amount	%
Income statement
Net interest income	1,440	1,268	172	13.6
Income from companies accounted for by the equity method	2	5	(4)	(71.2)
Net fees	855	788	66	8.4
Insurance activity	33	31	2	7.1
Commercial revenue	2,329	2,092	237	11.3
Gains (losses) on financial transactions	229	151	79	52.2
Gross operating income	2,558	2,243	315	14.1
Income from non-financial services (net) and other operating income	83	72	11	15.1
General administrative expenses	(959)	(892)	(67)	7.5
Personnel	(654)	(620)	(34)	5.5
Other administrative expenses	(305)	(272)	(33)	12.1
Depreciation and amortisation	(125)	(120)	(5)	4.0
Net operating income	1,557	1,303	255	19.5
Net loan loss provisions	(228)	(179)	(49)	27.4
Other income	25	(10)	35	—
Income before taxes	1,355	1,114	241	21.6
Income from ordinary activity	951	786	165	21.0
Net consolidated income	945	786	159	20.3
Attributable income to the Group	898	753	145	19.2

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	223,323	181,341	41,982	23.2
Trading portfolio (w/o loans)	24,243	18,882	5,360	28.4
Available-for-sale financial assets	14,384	12,225	2,159	17.7
Due from credit institutions*	67,898	73,556	(5,659)	(7.7)
Intangible assets and property and equipment	4,655	3,990	665	16.7
Other assets	15,628	21,195	(5,567)	(26.3)
Total assets/liabilities & shareholders’ equity	350,131	311,190	38,941	12.5
Customer deposits*	127,670	122,945	4,724	3.8
Marketable debt securities*	31,112	23,489	7,623	32.5
Subordinated debt	2,251	2,037	214	10.5
Insurance liabilities	6,820	5,161	1,658	32.1
Due to credit institutions*	82,857	72,585	10,272	14.2
Other liabilities	82,675	71,405	11,270	15.8
Shareholders’ equity	16,748	13,568	3,180	23.4
Off-balance-sheet funds	101,227	88,812	12,415	14.0
Mutual funds	83,385	76,493	6,892	9.0
Pension funds	10,080	8,415	1,665	19.8
Managed portfolios	7,762	3,905	3,857	98.8
Customer funds under management	269,079	242,445	26,634	11.0
Total managed funds	451,357	400,002	51,355	12.8

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.23	22.99	(0.76 p.)
Efficiency ratio	40.09	43.03	(2.94 p.)
NPL ratio	0.76	0.83	(0.07 p.)
Coverage ratio	247.61	227.46	20.15 p.
Number of employees (direct & indirect)	44,309	44,714	(405)	(0.9)
Number of branches	5,444	5,241	203	3.9

Continental Europe
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06
Income statement
Net interest income	1,268	1,350	1,362	1,390	1,440
Income from companies accounted for by the equity method	5	4	7	9	2
Net fees	788	817	824	862	855
Insurance activity	31	30	28	26	33
Commercial revenue	2,092	2,201	2,221	2,288	2,329
Gains (losses) on financial transactions	151	146	64	144	229
Gross operating income	2,243	2,346	2,285	2,432	2,558
Income from non-financial services (net) and other operating income	72	65	63	81	83
General administrative expenses	(892)	(910)	(913)	(948)	(959)
Personnel	(620)	(630)	(620)	(640)	(654)
Other administrative expenses	(272)	(281)	(293)	(308)	(305)
Depreciation and amortisation	(120)	(127)	(127)	(118)	(125)
Net operating income	1,303	1,374	1,308	1,447	1,557
Net loan loss provisions	(179)	(249)	(206)	(316)	(228)
Other income	(10)	(9)	(8)	(45)	25
Income before taxes	1,114	1,117	1,094	1,085	1,355
Income from ordinary activity	786	808	770	779	951
Net consolidated income	786	809	756	780	945
Attributable income to the Group	753	773	730	724	898

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	181,341	193,284	198,529	210,299	223,323
Trading portfolio (w/o loans)	18,882	26,431	24,863	26,315	24,243
Available-for-sale financial assets	12,225	12,524	12,228	12,604	14,384
Due from credit institutions*	73,556	66,496	61,609	69,622	67,898
Intangible assets and property and equipment	3,990	4,032	4,094	4,219	4,655
Other assets	21,195	15,890	17,052	15,709	15,628
Total assets/liabilities & shareholders’ equity	311,190	318,658	318,374	338,767	350,131
Customer deposits*	122,945	123,857	124,862	127,356	127,670
Marketable debt securities*	23,489	25,269	26,268	27,011	31,112
Subordinated debt	2,037	2,618	1,962	2,241	2,251
Insurance liabilities	5,161	5,378	5,527	6,414	6,820
Due to credit institutions*	72,585	72,204	72,702	90,341	82,857
Other liabilities	71,405	75,994	73,521	70,527	82,675
Shareholders’ equity	13,568	13,338	13,532	14,878	16,748
Off-balance-sheet funds	88,812	91,541	95,052	97,141	101,227
Mutual funds	76,493	78,803	80,993	80,984	83,385
Pension funds	8,415	8,591	9,284	9,924	10,080
Managed portfolios	3,905	4,146	4,775	6,232	7,762
Customer funds under management	242,445	248,663	253,671	260,162	269,079
Total managed funds	400,002	410,199	413,426	435,908	451,357

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.83	0.79	0.77	0.76	0.76
NPL coverage	227.46	240.04	246.03	246.60	247.61
Risk-weighted assets	183,244	195,856	198,308	212,605	223,842

Santander Network
Million euros
			Variation
	Q1 ’06	Q1 ’05	Amount	%
Income statement
Net interest income	537	492	44	9.0
Income from companies accounted for by the equity method	—	—	—	—
Net fees	359	369	(10)	(2.8)
Insurance activity	—	—	—	—
Commercial revenue	896	862	34	4.0
Gains (losses) on financial transactions	71	40	31	76.5
Gross operating income	967	902	65	7.2
Income from non-financial services (net) and other operating income	2	1	1	42.6
General administrative expenses	(377)	(371)	(6)	1.6
Personnel	(289)	(285)	(4)	1.3
Other administrative expenses	(88)	(86)	(2)	2.5
Depreciation and amortisation	(58)	(59)	0	(0.5)
Net operating income	533	474	60	12.6
Net loan loss provisions	(65)	(48)	(18)	36.9
Other income	(4)	(3)	(1)	28.3
Income before taxes	464	423	41	9.8
Income from ordinary activity	334	305	29	9.7
Net consolidated income	334	305	29	9.7
Attributable income to the Group	334	305	30	9.7

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	92,777	77,356	15,421	19.9
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	2	1	2	281.5
Due from credit institutions*	94	94	(0)	(0.0)
Intangible assets and property and equipment	1,931	1,585	346	21.8
Other assets	761	833	(72)	(8.6)
Total assets/liabilities & shareholders’ equity	95,565	79,869	15,696	19.7
Customer deposits*	43,860	40,071	3,789	9.5
Marketable debt securities*	1	23	(22)	(95.9)
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	37	27	10	38.0
Other liabilities	45,004	34,142	10,861	31.8
Shareholders’ equity	6,664	5,606	1,058	18.9
Off-balance-sheet funds	55,320	50,065	5,256	10.5
Mutual funds	49,431	44,750	4,681	10.5
Pension funds	5,889	5,315	574	10.8
Managed portfolios	—	—	—	—
Customer funds under management	99,181	90,159	9,022	10.0
Total managed funds	150,886	129,934	20,952	16.1

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.80	22.31	(1.51 p.)
Efficiency ratio	43.51	46.91	(3.40 p.)
NPL ratio	0.56	0.60	(0.04 p.)
Coverage ratio	299.75	267.12	32.63 p.
Number of employees (direct & indirect)	19,027	19,315	(288)	(1.5)
Number of branches	2,681	2,576	105	4.1

Santander Network
Million euros

	Q1 ’05	Q2 ’05	Q3 ’05	Q4 ’05	Q1 ’06
Income statement
Net interest income	492	515	533	542	537
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	369	378	391	409	359
Insurance activity	—	—	—	—	—
Commercial revenue	862	892	924	951	896
Gains (losses) on financial transactions	40	86	29	42	71
Gross operating income	902	979	953	993	967
Income from non-financial services (net) and other operating income	1	1	2	(0)	2
General administrative expenses	(371)	(373)	(369)	(380)	(377)
Personnel	(285)	(285)	(279)	(285)	(289)
Other administrative expenses	(86)	(88)	(90)	(95)	(88)
Depreciation and amortisation	(59)	(60)	(61)	(56)	(58)
Net operating income	474	547	524	557	533
Net loan loss provisions	(48)	(87)	(71)	(100)	(65)
Other income	(3)	(5)	1	(4)	(4)
Income before taxes	423	454	454	453	464
Income from ordinary activity	305	327	327	327	334
Net consolidated income	305	327	327	327	334
Attributable income to the Group	305	327	327	326	334

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	77,356	81,675	83,751	88,659	92,777
Trading portfolio (w/o loans)	0	1	0	0	0
Available-for-sale financial assets	1	0	1	3	2
Due from credit institutions*	94	181	96	103	94
Intangible assets and property and equipment	1,585	1,629	1,652	1,675	1,931
Other assets	833	1,040	842	537	761
Total assets/liabilities & shareholders’ equity	79,869	84,525	86,341	90,977	95,565
Customer deposits*	40,071	40,887	41,009	44,122	43,860
Marketable debt securities*	23	5	3	2	1
Subordinated debt	0	0	0	0	0
Insurance liabilities	0	0	0	0	0
Due to credit institutions*	27	77	28	29	37
Other liabilities	34,142	37,791	39,325	40,447	45,004
Shareholders’ equity	5,606	5,765	5,976	6,377	6,664
Off-balance-sheet funds	50,065	51,210	52,569	53,504	55,320
Mutual funds	44,750	45,969	47,156	47,952	49,431
Pension funds	5,315	5,241	5,413	5,551	5,889
Managed portfolios	0	0	0	0	0
Customer funds under management	90,159	92,101	93,581	97,627	99,181
Total managed funds	129,934	135,735	138,910	144,481	150,886

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.60	0.59	0.59	0.59	0.56
NPL coverage	267.12	274.52	284.78	289.26	299.75
Risk-weighted assets	69,944	71,968	74,609	79,622	83,185

Spread	2.93	2.93	2.94	3.00	3.10
Spread loans	1.40	1.43	1.45	1.46	1.39
Spread deposits	1.53	1.50	1.49	1.54	1.71

Banesto
Million euros
			Variation
	Q1 ’06	Q1 ’05	Amount	%
Income statement
Net interest income	296	265	30	11.5
Income from companies accounted for by the equity method	0	0	(0)	(48.6)
Net fees	144	135	9	6.5
Insurance activity	8	7	1	11.6
Commercial revenue	448	408	40	9.8
Gains (losses) on financial transactions	34	30	4	15.0
Gross operating income	483	438	44	10.1
Income from non-financial services (net) and other operating income	75	63	11	17.8
General administrative expenses	(204)	(197)	(7)	3.5
Personnel	(151)	(146)	(6)	3.9
Other administrative expenses	(53)	(52)	(1)	2.3
Depreciation and amortisation	(26)	(25)	(1)	5.0
Net operating income	327	279	48	17.0
Net loan loss provisions	(44)	(39)	(6)	15.1
Other income	4	(6)	10	—
Income before taxes	287	235	52	22.1
Income from ordinary activity	194	159	35	22.1
Net consolidated income	194	159	35	22.1
Attributable income to the Group	148	126	21	16.9

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	49,502	39,042	10,460	26.8
Trading portfolio (w/o loans)	4,513	4,795	(283)	(5.9)
Available-for-sale financial assets	10,788	8,773	2,015	23.0
Due from credit institutions*	17,670	15,996	1,675	10.5
Intangible assets and property and equipment	1,565	1,462	103	7.1
Other assets	5,622	7,705	(2,083)	(27.0)
Total assets/liabilities & shareholders’ equity	89,661	77,773	11,887	15.3
Customer deposits*	37,076	28,266	8,810	31.2
Marketable debt securities*	19,385	14,385	5,000	34.8
Subordinated debt	1,580	1,570	10	0.6
Insurance liabilities	1,769	1,374	395	28.8
Due to credit institutions*	17,449	18,139	(690)	(3.8)
Other liabilities	9,382	11,308	(1,926)	(17.0)
Shareholders’ equity	3,019	2,731	288	10.6
Off-balance-sheet funds	15,991	13,308	2,683	20.2
Mutual funds	12,647	11,524	1,123	9.7
Pension funds	1,527	1,342	185	13.8
Managed portfolios	1,817	442	1,375	311.4
Customer funds under management	75,801	58,903	16,898	28.7
Total managed funds	105,652	91,081	14,570	16.0

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	20.42	19.36	1.06 p.
Efficiency ratio	40.02	43.09	(3.07 p.)
NPL ratio	0.46	0.57	(0.11 p.)
Coverage ratio	392.62	336.68	55.94 p.
Number of employees (direct & indirect)	10,563	11,034	(471)	(4.3)
Number of branches	1,705	1,685	20	1.2

Banesto
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	265	274	284	292	296
Income from companies accounted for by the equity method	0	0	(0)	1	0
Net fees	135	139	135	138	144
Insurance activity	7	8	7	7	8
Commercial revenue	408	421	425	438	448
Gains (losses) on financial transactions	30	26	23	24	34
Gross operating income	438	447	447	462	483
Income from non-financial services (net) and other operating income	63	57	54	72	75
General administrative expenses	(197)	(199)	(199)	(202)	(204)
Personnel	(146)	(148)	(147)	(150)	(151)
Other administrative expenses	(52)	(51)	(52)	(52)	(53)
Depreciation and amortisation	(25)	(27)	(27)	(24)	(26)
Net operating income	279	278	276	307	327
Net loan loss provisions	(39)	(35)	(34)	(43)	(44)
Other income	(6)	2	(9)	(9)	4
Income before taxes	235	245	232	255	287
Income from ordinary activity	159	170	151	168	194
Net consolidated income	159	170	151	168	194
Attributable income to the Group	126	133	126	113	148

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	39,042	43,233	44,950	47,851	49,502
Trading portfolio (w/o loans)	4,795	5,415	4,944	5,595	4,513
Available-for-sale financial assets	8,773	9,217	8,809	8,882	10,788
Due from credit institutions*	15,996	13,301	14,070	18,447	17,670
Intangible assets and property and equipment	1,462	1,499	1,542	1,568	1,565
Other assets	7,705	5,238	6,086	5,864	5,622
Total assets/liabilities & shareholders' equity	77,773	77,902	80,403	88,208	89,661
Customer deposits*	28,266	33,996	35,009	34,865	37,076
Marketable debt securities*	14,385	15,162	17,148	17,860	19,385
Subordinated debt	1,570	1,612	1,615	1,620	1,580
Insurance liabilities	1,374	1,363	1,357	1,832	1,769
Due to credit institutions*	18,139	14,750	14,365	20,539	17,449
Other liabilities	11,308	8,495	8,384	8,980	9,382
Shareholders' equity	2,731	2,523	2,524	2,511	3,019
Off-balance-sheet funds	13,308	13,613	14,285	15,054	15,991
Mutual funds	11,524	11,634	11,860	12,269	12,647
Pension funds	1,342	1,371	1,406	1,513	1,527
Managed portfolios	442	609	1,019	1,272	1,817
Customer funds under management	58,903	65,748	69,415	71,231	75,801
Total managed funds	91,081	91,515	94,688	103,262	105,652

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.57	0.54	0.49	0.49	0.46
NPL coverage	336.68	349.50	380.09	371.55	392.62
Risk-weighted assets	44,254	49,491	49,251	49,715	55,413

Spread (Retail Banking)	2.80	2.79	2.75	2.84	2.92
Spread loans	1.50	1.48	1.46	1.43	1.38
Spread deposits	1.30	1.31	1.29	1.41	1.54

Santander Consumer Finance
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	322	267	54	20.4
Income from companies accounted for by the equity method	1	1	0	47.5
Net fees	94	80	15	18.5
Insurance activity	—	—	—	—
Commercial revenue	417	348	70	20.0
Gains (losses) on financial transactions	12	11	1	6.9
Gross operating income	429	359	70	19.6
Income from non-financial services (net) and other operating income	10	10	(0)	(4.2)
General administrative expenses	(142)	(116)	(27)	22.9
Personnel	(65)	(57)	(9)	15.2
Other administrative expenses	(77)	(59)	(18)	30.3
Depreciation and amortisation	(14)	(13)	(1)	10.8
Net operating income	283	240	42	17.5
Net loan loss provisions	(94)	(75)	(19)	24.6
Other income	(4)	(7)	2	(33.5)
Income before taxes	184	159	26	16.3
Income from ordinary activity	127	107	20	18.3
Net consolidated income	127	107	20	18.3
Attributable income to the Group	126	107	19	17.3

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	32,457	24,689	7,768	31.5
Trading portfolio (w/o loans)	51	3	48	—
Available-for-sale financial assets	42	53	(11)	(21.1)
Due from credit institutions*	1,039	5,108	(4,069)	(79.7)
Intangible assets and property and equipment	479	358	121	33.9
Other assets	1,244	940	304	32.3
Total assets/liabilities & shareholders' equity	35,312	31,151	4,161	13.4
Customer deposits*	13,752	12,350	1,401	11.3
Marketable debt securities*	6,752	3,887	2,864	73.7
Subordinated debt	103	156	(53)	(34.1)
Insurance liabilities	—	—	—	—
Due to credit institutions*	11,932	12,955	(1,023)	(7.9)
Other liabilities	1,079	728	350	48.1
Shareholders' equity	1,696	1,075	621	57.8
Off-balance-sheet funds	343	255	88	34.7
Mutual funds	298	229	69	30.1
Pension funds	45	26	19	75.4
Managed portfolios	—	—	—	—
Customer funds under management	20,949	16,648	4,301	25.8
Total managed funds	35,656	31,406	4,249	13.5

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	30.11	44.24	(14.13 p.)
Efficiency ratio	35.01	33.96	1.05 p.
NPL ratio	2.41	2.36	0.05 p.
Coverage ratio	124.43	127.23	(2.80 p.)
Number of employees (direct & indirect)	5,747	5,264	483	9.2
Number of branches	276	256	20	7.8

Santander Consumer Finance
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	267	292	304	316	322
Income from companies accounted for by the equity method	1	1	1	2	1
Net fees	80	92	89	82	94
Insurance activity	—	—	—	—	—
Commercial revenue	348	385	394	399	417
Gains (losses) on financial transactions	11	8	14	25	12
Gross operating income	359	393	408	424	429
Income from non-financial services (net) and other operating income	10	9	10	9	10
General administrative expenses	(116)	(126)	(136)	(141)	(142)
Personnel	(57)	(60)	(63)	(64)	(65)
Other administrative expenses	(59)	(66)	(73)	(77)	(77)
Depreciation and amortisation	(13)	(13)	(13)	(11)	(14)
Net operating income	240	264	269	281	283
Net loan loss provisions	(75)	(91)	(92)	(114)	(94)
Other income	(7)	1	1	(1)	(4)
Income before taxes	159	174	178	165	184
Income from ordinary activity	107	122	123	115	127
Net consolidated income	107	122	123	115	127
Attributable income to the Group	107	122	123	115	126

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	24,689	26,770	28,046	29,535	32,457
Trading portfolio (w/o loans)	3	2	1	6	51
Available-for-sale financial assets	53	47	48	41	42
Due from credit institutions*	5,108	6,341	4,468	5,023	1,039
Intangible assets and property and equipment	358	360	355	376	479
Other assets	940	906	1,085	1,474	1,244
Total assets/liabilities & shareholders' equity	31,151	34,425	34,003	36,454	35,312
Customer deposits*	12,350	13,279	13,280	13,598	13,752
Marketable debt securities*	3,887	4,255	4,221	4,869	6,752
Subordinated debt	156	94	102	87	103
Insurance liabilities	0	0	0	0	0
Due to credit institutions*	12,955	14,502	14,122	15,053	11,932
Other liabilities	728	1,257	1,217	1,248	1,079
Shareholders' equity	1,075	1,039	1,062	1,600	1,696
Off-balance-sheet funds	255	270	298	315	343
Mutual funds	229	244	263	273	298
Pension funds	26	27	35	43	45
Managed portfolios	0	0	0	0	0
Customer funds under management	16,648	17,898	17,900	18,868	20,949
Total managed funds	31,406	34,696	34,301	36,770	35,656

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.36	2.18	2.28	2.40	2.41
NPL coverage	127.23	128.63	124.66	125.20	124.43
Risk-weighted assets	24,875	26,890	27,795	28,474	28,405

Spread loans	5.14	5.00	5.08	4.81	4.79

Portugal
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	163	156	7	4.6
Income from companies accounted for by the equity method	—	—	—	—
Net fees	94	74	20	27.6
Insurance activity	5	5	0	1.1
Commercial revenue	262	235	28	11.8
Gains (losses) on financial transactions	13	18	(5)	(27.1)
Gross operating income	276	253	23	9.0
Income from non-financial services (net) and other operating income	(3)	(2)	(0)	16.0
General administrative expenses	(108)	(106)	(1)	1.0
Personnel	(70)	(70)	(0)	0.6
Other administrative expenses	(37)	(36)	(1)	1.8
Depreciation and amortisation	(15)	(14)	(1)	10.8
Net operating income	150	130	20	15.1
Net loan loss provisions	3	(3)	6	—
Other income	(5)	1	(6)	—
Income before taxes	148	129	20	15.3
Income from ordinary activity	115	94	21	22.3
Net consolidated income	115	94	21	22.3
Attributable income to the Group	114	94	21	22.3

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	25,505	23,036	2,469	10.7
Trading portfolio (w/o loans)	883	566	317	55.9
Available-for-sale financial assets	2,292	2,465	(172)	(7.0)
Due from credit institutions*	19,677	10,172	9,505	93.4
Intangible assets and property and equipment	439	436	3	0.7
Other assets	3,750	2,975	775	26.0
Total assets/liabilities & shareholders' equity	52,546	39,650	12,896	32.5
Customer deposits*	11,669	11,444	225	2.0
Marketable debt securities*	3,372	3,968	(597)	(15.0)
Subordinated debt	532	311	221	71.2
Insurance liabilities	3,213	2,108	1,106	52.5
Due to credit institutions*	29,400	16,922	12,478	73.7
Other liabilities	2,256	3,003	(748)	(24.9)
Shareholders' equity	2,104	1,894	209	11.1
Off-balance-sheet funds	7,310	6,409	901	14.1
Mutual funds	5,922	5,250	673	12.8
Pension funds	1,032	986	47	4.7
Managed portfolios	355	174	182	104.5
Customer funds under management	26,096	24,240	1,856	7.7
Total managed funds	59,856	46,059	13,796	30.0

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.44	20.76	2.68 p.
Efficiency ratio	44.63	47.59	(2.96 p.)
NPL ratio	0.71	1.23	(0.52 p.)
Coverage ratio	258.04	182.44	75.60 p.
Number of employees (direct & indirect)	6,265	6,410	(145)	(2.3)
Number of branches	694	669	25	3.7

Portugal
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	156	170	153	162	163
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	74	73	83	74	94
Insurance activity	5	7	6	4	5
Commercial revenue	235	250	242	240	262
Gains (losses) on financial transactions	18	4	5	2	13
Gross operating income	253	254	247	242	276
Income from non-financial services (net) and other operating income	(2)	(2)	(2)	2	(3)
General administrative expenses	(106)	(109)	(108)	(109)	(108)
Personnel	(70)	(71)	(70)	(67)	(70)
Other administrative expenses	(36)	(38)	(38)	(42)	(37)
Depreciation and amortisation	(14)	(14)	(15)	(15)	(15)
Net operating income	130	128	122	119	150
Net loan loss provisions	(3)	(35)	(13)	(2)	3
Other income	1	(4)	2	(18)	(5)
Income before taxes	129	89	111	100	148
Income from ordinary activity	94	79	95	78	115
Net consolidated income	94	79	95	78	115
Attributable income to the Group	94	79	95	78	114

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	23,036	24,037	24,418	25,861	25,505
Trading portfolio (w/o loans)	566	903	977	826	883
Available-for-sale financial assets	2,465	1,907	2,111	2,482	2,292
Due from credit institutions*	10,172	11,346	9,413	10,023	19,677
Intangible assets and property and equipment	436	440	442	447	439
Other assets	2,975	3,161	3,345	3,653	3,750
Total assets/liabilities & shareholders' equity	39,650	41,796	40,705	43,293	52,546
Customer deposits*	11,444	13,097	12,583	12,809	11,669
Marketable debt securities*	3,968	3,193	3,163	3,294	3,372
Subordinated debt	311	246	245	533	532
Insurance liabilities	2,108	2,302	2,437	2,795	3,213
Due to credit institutions*	16,922	19,389	18,338	20,866	29,400
Other liabilities	3,003	1,995	2,356	1,520	2,256
Shareholders' equity	1,894	1,574	1,583	1,475	2,104
Off-balance-sheet funds	6,409	6,541	6,942	7,182	7,310
Mutual funds	5,250	5,371	5,681	5,858	5,922
Pension funds	986	980	986	1,011	1,032
Managed portfolios	174	189	276	312	355
Customer funds under management	24,240	25,378	25,370	26,613	26,096
Total managed funds	46,059	48,336	47,648	50,475	59,856

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.23	1.03	0.87	0.78	0.71
NPL coverage	182.44	216.93	244.38	243.19	258.04
Risk-weighted assets	22,156	21,569	22,320	22,960	22,891

Spread (Retail Banking)	2.94	2.95	2.92	2.84	2.85
Spread loans	1.86	1.84	1.78	1.72	1.66
Spread deposits	1.08	1.11	1.14	1.12	1.19

United Kingdom (Abbey)
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	465	422	44	10.4
Income from companies accounted for by the equity method	1	1	0	51.9
Net fees	253	214	39	18.1
Insurance activity	144	161	(17)	(10.8)
Commercial revenue	863	797	65	8.2
Gains (losses) on financial transactions	110	71	39	55.1
Gross operating income	973	868	104	12.0
Income from non-financial services (net) and other operating income	14	18	(4)	(24.6)
General administrative expenses	(531)	(598)	68	(11.3)
Personnel	(297)	(310)	12	(3.9)
Other administrative expenses	(233)	(289)	55	(19.2)
Depreciation and amortisation	(27)	(29)	2	(6.0)
Net operating income	429	260	169	65.2
Net loan loss provisions	(88)	(58)	(30)	52.0
Other income	(3)	19	(22)	—
Income before taxes	337	221	117	52.8
Income from ordinary activity	244	146	98	66.8
Net consolidated income	244	146	98	66.8
Attributable income to the Group	244	146	98	66.8

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	173,841	160,433	13,407	8.4
Trading portfolio (w/o loans)	61,735	50,461	11,274	22.3
Available-for-sale financial assets	20	15	5	33.5
Due from credit institutions*	16,575	29,953	(13,377)	(44.7)
Intangible assets and property and equipment	5,044	5,220	(176)	(3.4)
Other assets	42,529	39,803	2,727	6.9
Total assets/liabilities & shareholders' equity	299,744	285,885	13,859	4.8
Customer deposits*	109,039	103,285	5,755	5.6
Marketable debt securities*	61,049	53,156	7,893	14.8
Subordinated debt	11,045	10,824	221	2.0
Insurance liabilities	35,912	34,197	1,715	5.0
Due to credit institutions*	43,371	35,976	7,395	20.6
Other liabilities	36,240	46,183	(9,943)	(21.5)
Shareholders' equity	3,088	2,264	824	36.4
Off-balance-sheet funds	5,904	5,785	118	2.0
Mutual funds	5,904	5,785	118	2.0
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	222,949	207,247	15,702	7.6
Total managed funds	305,648	291,670	13,978	4.8

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	33.43	25.62	7.81 p.
Efficiency ratio	56.53	71.37	(14.84 p.)
NPL ratio	0.64	0.84	(0.20 p.)
Coverage ratio	79.32	71.81	7.51 p.
Number of employees (direct & indirect)	20,643	24,062	(3,419)	(14.2)
Number of branches	712	718	(6)	(0.8)

United Kingdom (Abbey)
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	422	467	492	510	465
Income from companies accounted for by the equity method	1	1	0	1	1
Net fees	214	221	262	261	253
Insurance activity	161	129	152	146	144
Commercial revenue	797	819	906	918	863
Gains (losses) on financial transactions	71	126	72	77	110
Gross operating income	868	945	978	995	973
Income from non-financial services (net) and other operating income	18	(1)	8	12	14
General administrative expenses	(598)	(575)	(555)	(570)	(531)
Personnel	(310)	(298)	(295)	(325)	(297)
Other administrative expenses	(289)	(277)	(259)	(245)	(233)
Depreciation and amortisation	(29)	(28)	(28)	(33)	(27)
Net operating income	260	341	404	404	429
Net loan loss provisions	(58)	(101)	(86)	(74)	(88)
Other income	19	41	4	12	(3)
Income before taxes	221	281	322	341	337
Income from ordinary activity	146	204	215	246	244
Net consolidated income	146	204	215	246	244
Attributable income to the Group	146	204	215	246	244

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	160,433	164,251	174,901	171,796	173,841
Trading portfolio (w/o loans)	50,461	55,216	62,668	64,014	61,735
Available-for-sale financial assets	15	23	22	18	20
Due from credit institutions*	29,953	15,252	20,670	13,070	16,575
Intangible assets and property and equipment	5,220	5,217	3,463	5,197	5,044
Other assets	39,803	41,539	42,459	47,420	42,529
Total assets/liabilities & shareholders' equity	285,885	281,498	304,184	301,515	299,744
Customer deposits*	103,285	109,379	112,237	110,776	109,039
Marketable debt securities*	53,156	51,076	51,988	62,462	61,049
Subordinated debt	10,824	12,295	12,026	11,428	11,045
Insurance liabilities	34,197	37,071	36,964	36,521	35,912
Due to credit institutions*	35,976	30,551	52,565	40,761	43,371
Other liabilities	46,183	38,839	36,160	37,259	36,240
Shareholders' equity	2,264	2,286	2,244	2,307	3,088
Off-balance-sheet funds	5,785	5,646	6,378	5,999	5,904
Mutual funds	5,785	5,646	6,378	5,999	5,904
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Customer funds under management	207,247	215,468	219,592	227,188	222,949
Total managed funds	291,670	287,144	310,562	307,514	305,648

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.84	0.80	0.74	0.67	0.64
NPL coverage	71.81	73.73	70.69	77.72	79.32
Risk-weighted assets	92,025	92,903	102,634	101,567	107,817

Spread (Retail Banking)	1.46	1.44	1.46	1.45	1.44
Spread loans	0.71	0.70	0.72	0.72	0.72
Spread deposits	0.75	0.74	0.74	0.73	0.72

United Kingdom (Abbey)
Million pound sterling
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	319	292	27	9.2
Income from companies accounted for by the equity method	1	0	0	50.2
Net fees	173	148	25	16.8
Insurance activity	99	112	(13)	(11.8)
Commercial revenue	592	553	39	7.0
Gains (losses) on financial transactions	75	49	26	53.4
Gross operating income	667	602	65	10.8
Income from non-financial services (net) and other operating income	9	13	(3)	(25.4)
General administrative expenses	(364)	(415)	51	(12.3)
Personnel	(204)	(215)	11	(5.0)
Other administrative expenses	(160)	(200)	40	(20.1)
Depreciation and amortisation	(18)	(20)	1	(7.0)
Net operating income	294	180	114	63.4
Net loan loss provisions	(61)	(40)	(20)	50.4
Other income	(2)	13	(16)	—
Income before taxes	231	153	78	51.2
Income from ordinary activity	167	101	66	65.0
Net consolidated income	167	101	66	65.0
Attributable income to the Group	167	101	66	65.0

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	121,063	110,458	10,604	9.6
Trading portfolio (w/o loans)	42,992	34,742	8,250	23.7
Available-for-sale financial assets	14	10	4	35.0
Due from credit institutions*	11,543	20,622	(9,079)	(44.0)
Intangible assets and property and equipment	3,513	3,594	(82)	(2.3)
Other assets	29,617	27,404	2,213	8.1
Total assets/liabilities & shareholders' equity	208,742	196,832	11,910	6.1
Customer deposits*	75,935	71,111	4,824	6.8
Marketable debt securities*	42,514	36,598	5,916	16.2
Subordinated debt	7,691	7,452	239	3.2
Insurance liabilities	25,009	23,545	1,464	6.2
Due to credit institutions*	30,203	24,770	5,434	21.9
Other liabilities	25,238	31,797	(6,559)	(20.6)
Shareholders' equity	2,151	1,559	592	38.0
Off-balance-sheet funds	4,111	3,983	128	3.2
Mutual funds	4,111	3,983	128	3.2
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	155,261	142,689	12,572	8.8
Total managed funds	212,853	200,815	12,038	6.0

(*).- Includes all stock of concept classified in the balance sheet

United Kingdom (Abbey)
Million pound sterling

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	292	317	336	347	319
Income from companies accounted for by the equity method	0	1	0	0	1
Net fees	148	150	179	178	173
Insurance activity	112	87	104	99	99
Commercial revenue	553	556	619	625	592
Gains (losses) on financial transactions	49	86	49	52	75
Gross operating income	602	642	669	677	667
Income from non-financial services (net) and other operating income	13	(1)	5	8	9
General administrative expenses	(415)	(390)	(379)	(388)	(364)
Personnel	(215)	(202)	(202)	(221)	(204)
Other administrative expenses	(200)	(188)	(177)	(167)	(160)
Depreciation and amortisation	(20)	(19)	(19)	(22)	(18)
Net operating income	180	232	276	275	294
Net loan loss provisions	(40)	(69)	(58)	(50)	(61)
Other income	13	28	3	8	(2)
Income before taxes	153	191	220	232	231
Income from ordinary activity	101	139	147	167	167
Net consolidated income	101	139	147	167	167
Attributable income to the Group	101	139	147	167	167

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	110,458	110,738	119,274	117,732	121,063
Trading portfolio (w/o loans)	34,742	37,226	42,736	43,869	42,992
Available-for-sale financial assets	10	15	15	12	14
Due from credit institutions*	20,622	10,283	14,096	8,957	11,543
Intangible assets and property and equipment	3,594	3,517	2,362	3,562	3,513
Other assets	27,404	28,006	28,955	32,497	29,617
Total assets/liabilities & shareholders' equity	196,832	189,786	207,438	206,628	208,742
Customer deposits*	71,111	73,743	76,540	75,915	75,935
Marketable debt securities*	36,598	34,435	35,453	42,806	42,514
Subordinated debt	7,452	8,290	8,201	7,831	7,691
Insurance liabilities	23,545	24,994	25,208	25,028	25,009
Due to credit institutions*	24,770	20,598	35,847	27,934	30,203
Other liabilities	31,797	26,185	24,660	25,533	25,238
Shareholders' equity	1,559	1,541	1,530	1,581	2,151
Off-balance-sheet funds	3,983	3,807	4,349	4,111	4,111
Mutual funds	3,983	3,807	4,349	4,111	4,111
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Customer funds under management	142,689	145,268	149,751	155,692	155,261
Total managed funds	200,815	193,592	211,788	210,739	212,853

(*).- Includes all stock of concept classified in the balance sheet

Latin America
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	1,230	849	380	44.8
Income from companies accounted for by the equity method	2	1	1	60.0
Net fees	645	438	207	47.3
Insurance activity	33	22	11	48.6
Commercial revenue	1,910	1,311	599	45.7
Gains (losses) on financial transactions	197	193	4	2.0
Gross operating income	2,107	1,504	603	40.1
Income from non-financial services (net) and other operating income	(25)	(20)	(5)	26.7
General administrative expenses	(925)	(739)	(187)	25.3
Personnel	(504)	(407)	(98)	24.0
Other administrative expenses	(421)	(332)	(89)	26.8
Depreciation and amortisation	(76)	(75)	(1)	1.3
Net operating income	1,081	671	410	61.2
Net loan loss provisions	(184)	(59)	(125)	210.7
Other income	(5)	(35)	30	(85.4)
Income before taxes	892	576	316	54.8
Income from ordinary activity	694	474	220	46.3
Net consolidated income	694	474	220	46.3
Attributable income to the Group	618	420	198	47.3

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	53,530	38,406	15,124	39.4
Trading portfolio (w/o loans)	25,209	17,074	8,135	47.6
Available-for-sale financial assets	16,087	14,526	1,561	10.7
Due from credit institutions*	27,421	21,503	5,918	27.5
Intangible assets and property and equipment	1,364	1,168	196	16.8
Other assets	18,844	11,530	7,315	63.4
Total assets/liabilities & shareholders' equity	142,455	104,207	38,248	36.7
Customer deposits*	66,929	50,237	16,691	33.2
Marketable debt securities*	6,337	5,583	754	13.5
Subordinated debt	1,077	775	301	38.9
Insurance liabilities	1,837	1,158	679	58.7
Due to credit institutions*	42,047	28,968	13,079	45.1
Other liabilities	14,751	9,852	4,899	49.7
Shareholders' equity	9,479	7,635	1,844	24.2
Off-balance-sheet funds	53,014	36,713	16,301	44.4
Mutual funds	24,885	16,765	8,120	48.4
Pension funds	19,110	14,294	4,816	33.7
Managed portfolios	9,018	5,654	3,364	59.5
Customer funds under management	129,193	94,466	34,727	36.8
Total managed funds	195,469	140,920	54,549	38.7

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	26.63	22.61	4.02 p.
Efficiency ratio	46.40	53.29	(6.89 p.)
NPL ratio	1.71	2.64	(0.93 p.)
Coverage ratio	183.37	160.86	22.51 p.
Number of employees (direct & indirect)	64,284	59,809	4,475	7.5
Number of branches	4,170	3,976	194	4.9

Latin America
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	849	912	1,029	1,185	1,230
Income from companies accounted for by the equity method	1	2	2	2	2
Net fees	438	489	561	596	645
Insurance activity	22	25	32	30	33
Commercial revenue	1,311	1,428	1,624	1,812	1,910
Gains (losses) on financial transactions	193	270	182	116	197
Gross operating income	1,504	1,698	1,806	1,929	2,107
Income from non-financial services (net) and other operating income	(20)	(21)	(30)	(21)	(25)
General administrative expenses	(739)	(814)	(872)	(961)	(925)
Personnel	(407)	(442)	(469)	(506)	(504)
Other administrative expenses	(332)	(372)	(403)	(455)	(421)
Depreciation and amortisation	(75)	(78)	(88)	(98)	(76)
Net operating income	671	785	817	849	1,081
Net loan loss provisions	(59)	(32)	(79)	(125)	(184)
Other income	(35)	(46)	(92)	(180)	(5)
Income before taxes	576	707	646	543	892
Income from ordinary activity	474	543	512	480	694
Net consolidated income	474	543	512	480	694
Attributable income to the Group	420	483	454	423	618

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	38,406	44,739	48,221	52,919	53,530
Trading portfolio (w/o loans)	17,074	19,931	22,820	25,844	25,209
Available-for-sale financial assets	14,526	15,664	16,932	16,308	16,087
Due from credit institutions*	21,503	23,031	27,977	24,436	27,421
Intangible assets and property and equipment	1,168	1,329	1,373	1,392	1,364
Other assets	11,530	13,372	14,405	17,194	18,844
Total assets/liabilities & shareholders' equity	104,207	118,067	131,727	138,093	142,455
Customer deposits*	50,237	59,831	63,465	65,706	66,929
Marketable debt securities*	5,583	4,391	5,338	6,213	6,337
Subordinated debt	775	840	1,268	1,130	1,077
Insurance liabilities	1,158	1,412	1,594	1,737	1,837
Due to credit institutions*	28,968	30,516	37,514	42,208	42,047
Other liabilities	9,852	12,505	14,296	13,033	14,751
Shareholders' equity	7,635	8,572	8,253	8,066	9,479
Off-balance-sheet funds	36,713	42,062	48,491	49,705	53,014
Mutual funds	16,765	20,237	21,878	22,497	24,885
Pension funds	14,294	16,205	18,096	18,695	19,110
Managed portfolios	5,654	5,620	8,517	8,514	9,018
Customer funds under management	94,466	108,537	120,156	124,492	129,193
Total managed funds	140,920	160,129	180,219	187,799	195,469

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.64	2.09	1.90	1.82	1.71
NPL coverage	160.86	182.04	185.01	186.50	183.37
Risk-weighted assets	47,086	56,025	56,109	62,972	66,242

Latin America
Million dollars
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	1,478	1,113	364	32.7
Income from companies accounted for by the equity method	3	2	1	46.6
Net fees	776	575	201	35.0
Insurance activity	40	29	11	36.2
Commercial revenue	2,296	1,719	577	33.6
Gains (losses) on financial transactions	237	253	(16)	(6.5)
Gross operating income	2,533	1,972	561	28.4
Income from non-financial services (net) and other operating income	(30)	(26)	(4)	16.1
General administrative expenses	(1,112)	(969)	(144)	14.8
Personnel	(606)	(533)	(73)	13.7
Other administrative expenses	(506)	(435)	(71)	16.2
Depreciation and amortisation	(91)	(98)	7	(7.2)
Net operating income	1,299	879	420	47.7
Net loan loss provisions	(221)	(78)	(144)	184.8
Other income	(6)	(46)	40	(86.6)
Income before taxes	1,072	756	316	41.9
Income from ordinary activity	834	622	212	34.1
Net consolidated income	834	622	212	34.1
Attributable income to the Group	743	551	193	35.0

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	64,792	49,790	15,003	30.1
Trading portfolio (w/o loans)	30,513	22,134	8,378	37.9
Available-for-sale financial assets	19,472	18,832	640	3.4
Due from credit institutions*	33,190	27,877	5,314	19.1
Intangible assets and property and equipment	1,651	1,514	137	9.0
Other assets	22,809	14,947	7,862	52.6
Total assets/liabilities & shareholders' equity	172,428	135,094	37,334	27.6
Customer deposits*	81,010	65,127	15,883	24.4
Marketable debt securities*	7,671	7,238	433	6.0
Subordinated debt	1,303	1,005	298	29.7
Insurance liabilities	2,223	1,501	722	48.1
Due to credit institutions*	50,893	37,554	13,339	35.5
Other liabilities	17,854	12,771	5,083	39.8
Shareholders' equity	11,473	9,897	1,576	15.9
Off-balance-sheet funds	64,168	47,595	16,573	34.8
Mutual funds	30,121	21,734	8,386	38.6
Pension funds	23,131	18,531	4,601	24.8
Managed portfolios	10,916	7,330	3,586	48.9
Customer funds under management	156,375	122,466	33,909	27.7
Total managed funds	236,595	182,689	53,907	29.5

(*).- Includes all stock of concept classified in the balance sheet

Latin America
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	1,113	1,149	1,258	1,423	1,478
Income from companies accounted for by the equity method	2	3	2	2	3
Net fees	575	616	686	714	776
Insurance activity	29	32	40	35	40
Commercial revenue	1,719	1,800	1,986	2,174	2,296
Gains (losses) on financial transactions	253	342	218	133	237
Gross operating income	1,972	2,142	2,205	2,307	2,533
Income from non-financial services (net) and other operating income	(26)	(27)	(37)	(25)	(30)
General administrative expenses	(969)	(1,027)	(1,064)	(1,151)	(1,112)
Personnel	(533)	(557)	(572)	(605)	(606)
Other administrative expenses	(435)	(469)	(492)	(546)	(506)
Depreciation and amortisation	(98)	(98)	(107)	(118)	(91)
Net operating income	879	991	997	1,014	1,299
Net loan loss provisions	(78)	(40)	(97)	(152)	(221)
Other income	(46)	(58)	(114)	(221)	(6)
Income before taxes	756	893	785	641	1,072
Income from ordinary activity	622	686	623	569	834
Net consolidated income	622	686	623	569	834
Attributable income to the Group	551	610	552	501	743

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	49,790	54,099	58,067	62,429	64,792
Trading portfolio (w/o loans)	22,134	24,101	27,480	30,488	30,513
Available-for-sale financial assets	18,832	18,941	20,390	19,239	19,472
Due from credit institutions*	27,877	27,849	33,690	28,827	33,190
Intangible assets and property and equipment	1,514	1,608	1,653	1,642	1,651
Other assets	14,947	16,169	17,347	20,284	22,809
Total assets/liabilities & shareholders' equity	135,094	142,766	158,626	162,909	172,428
Customer deposits*	65,127	72,348	76,424	77,513	81,010
Marketable debt securities*	7,238	5,309	6,428	7,330	7,671
Subordinated debt	1,005	1,016	1,527	1,333	1,303
Insurance liabilities	1,501	1,708	1,920	2,049	2,223
Due to credit institutions*	37,554	36,900	45,175	49,793	50,893
Other liabilities	12,771	15,121	17,215	15,375	17,854
Shareholders' equity	9,897	10,365	9,938	9,515	11,473
Off-balance-sheet funds	47,595	50,862	58,393	58,637	64,168
Mutual funds	21,734	24,471	26,346	26,539	30,121
Pension funds	18,531	19,595	21,791	22,054	23,131
Managed portfolios	7,330	6,796	10,256	10,044	10,916
Customer funds under management	122,466	131,243	144,692	146,863	156,375
Total managed funds	182,689	193,628	217,019	221,546	236,595

(*).- Includes all stock of concept classified in the balance sheet

Latin America. Results
Million euros
	Gross operating income		Net operating income		Attributable income to the Group
	Q1 '06	Var. (%)	Q1 '06	Var. (%)	Q1 '06	Var. (%)

Brazil	804	52.3	409	94.2	198	46.8
Mexico	512	42.0	267	66.3	142	42.1
Chile	332	43.6	194	57.8	114	61.0
Puerto Rico	69	(0.4)	21	(23.6)	7	(54.8)
Venezuela	107	(9.2)	49	(26.1)	42	26.5
Colombia	32	32.5	12	34.9	18	21.9
Argentina	125	48.9	63	70.7	39	241.4
Rest	60	53.4	25	172.4	22	49.9
Subtotal	2,042	40.4	1,040	61.8	582	47.2
Santander Private Banking	66	32.3	41	46.3	37	48.7
Total	2,107	40.1	1,081	61.2	618	47.3

Latin America. Results
Million dollars
	Gross operating income		Net operating income		Attributable income to the Group
	Q1 '06	Var. (%)	Q1 '06	Var. (%)	Q1 '06	Var. (%)

Brazil	967	39.6	492	78.0	238	34.6
Mexico	616	30.1	321	52.4	170	30.2
Chile	400	31.6	233	44.6	137	47.6
Puerto Rico	83	(8.7)	25	(30.0)	9	(58.6)
Venezuela	128	(16.8)	59	(32.2)	51	15.9
Colombia	39	21.4	15	23.7	22	11.7
Argentina	150	36.5	76	56.5	47	212.9
Rest	72	40.7	30	149.7	27	37.4
Subtotal	2,454	28.7	1,250	48.3	699	34.9
Santander Private Banking	79	21.2	49	34.1	44	36.3
Total	2,533	28.4	1,299	47.7	743	35.0

Brazil
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	467	284	183	64.3
Income from companies accounted for by the equity method	1	0	1	590.0
Net fees	239	139	100	71.6
Insurance activity	8	10	(1)	(13.3)
Commercial revenue	715	433	282	65.1
Gains (losses) on financial transactions	89	95	(6)	(6.1)
Gross operating income	804	528	276	52.3
Income from non-financial services (net) and other operating income	3	2	2	100.3
General administrative expenses	(369)	(283)	(86)	30.4
Personnel	(197)	(156)	(40)	25.8
Other administrative expenses	(173)	(127)	(46)	36.1
Depreciation and amortisation	(29)	(35)	7	(19.5)
Net operating income	409	211	199	94.2
Net loan loss provisions	(102)	(33)	(69)	210.0
Other income	(0)	16	(16)	—
Income before taxes	307	194	113	58.5
Income from ordinary activity	201	138	64	46.3
Net consolidated income	201	138	64	46.3
Attributable income to the Group	198	135	63	46.8

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	11,211	6,273	4,939	78.7
Trading portfolio (w/o loans)	8,375	3,206	5,169	161.2
Available-for-sale financial assets	6,307	5,275	1,032	19.6
Due from credit institutions*	8,005	5,572	2,433	43.7
Intangible assets and property and equipment	379	354	25	7.0
Other assets	9,318	4,463	4,855	108.8
Total assets/liabilities & shareholders' equity	43,595	25,143	18,453	73.4
Customer deposits*	11,554	7,155	4,399	61.5
Marketable debt securities*	939	499	440	88.2
Subordinated debt	404	—	404	—
Insurance liabilities	1,209	684	525	76.8
Due to credit institutions*	19,648	9,827	9,821	99.9
Other liabilities	6,911	4,622	2,289	49.5
Shareholders' equity	2,930	2,356	575	24.4
Off-balance-sheet funds	13,070	8,083	4,987	61.7
Mutual funds	12,456	7,681	4,775	62.2
Pension funds	—	—	—	—
Managed portfolios	614	403	212	52.5
Customer funds under management	27,177	16,421	10,755	65.5
Total managed funds	56,665	33,226	23,439	70.5

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.62	22.00	6.62 p.
Efficiency ratio	46.83	58.31	(11.48 p.)
NPL ratio	2.76	2.70	0.06 p.
Coverage ratio	126.24	188.11	(61.87 p.)
Number of employees (direct & indirect)	21,171	21,038	133	0.6
Number of branches	1,877	1,860	17	0.9

Brazil
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	284	292	359	445	467
Income from companies accounted for by the equity method	0	0	0	1	1
Net fees	139	164	199	214	239
Insurance activity	10	5	13	15	8
Commercial revenue	433	462	571	676	715
Gains (losses) on financial transactions	95	230	121	109	89
Gross operating income	528	691	693	785	804
Income from non-financial services (net) and other operating income	2	(1)	(2)	2	3
General administrative expenses	(283)	(314)	(340)	(376)	(369)
Personnel	(156)	(164)	(185)	(197)	(197)
Other administrative expenses	(127)	(150)	(155)	(179)	(173)
Depreciation and amortisation	(35)	(34)	(42)	(46)	(29)
Net operating income	211	342	308	364	409
Net loan loss provisions	(33)	(21)	(39)	(72)	(102)
Other income	16	(23)	(41)	(150)	(0)
Income before taxes	194	299	228	142	307
Income from ordinary activity	138	186	154	125	201
Net consolidated income	138	186	154	125	201
Attributable income to the Group	135	182	151	123	198

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	6,273	8,356	9,559	10,667	11,211
Trading portfolio (w/o loans)	3,206	3,184	3,335	5,048	8,375
Available-for-sale financial assets	5,275	5,752	5,971	5,942	6,307
Due from credit institutions*	5,572	7,203	10,691	6,932	8,005
Intangible assets and property and equipment	354	433	462	364	379
Other assets	4,463	5,141	5,983	8,560	9,318
Total assets/liabilities & shareholders' equity	25,143	30,070	36,002	37,513	43,595
Customer deposits*	7,155	9,427	10,441	11,041	11,554
Marketable debt securities*	499	550	438	688	939
Subordinated debt	—	—	408	420	404
Insurance liabilities	684	884	1,010	1,124	1,209
Due to credit institutions*	9,827	10,120	14,052	16,036	19,648
Other liabilities	4,622	6,274	7,015	6,062	6,911
Shareholders' equity	2,356	2,815	2,637	2,142	2,930
Off-balance-sheet funds	8,083	10,411	11,381	11,728	13,070
Mutual funds	7,681	9,912	10,815	11,151	12,456
Pension funds	—	—	—	—	—
Managed portfolios	403	499	565	577	614
Customer funds under management	16,421	21,272	23,678	25,001	27,177
Total managed funds	33,226	40,481	47,382	49,241	56,665

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.70	2.89	2.92	2.88	2.76
NPL coverage	188.11	164.62	147.80	138.52	126.24
Risk-weighted assets	10,025	14,186	13,606	14,979	16,811

Spread (Retail Banking)	17.49	17.06	17.83	18.33	20.17
Spread loans	14.68	14.15	15.12	15.87	17.71
Spread deposits	2.81	2.91	2.71	2.46	2.46

Brazil
Million dollars
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	562	373	189	50.6
Income from companies accounted for by the equity method	1	0	1	532.5
Net fees	287	183	105	57.3
Insurance activity	10	13	(3)	(20.5)
Commercial revenue	860	568	292	51.3
Gains (losses) on financial transactions	107	124	(17)	(13.9)
Gross operating income	967	692	274	39.6
Income from non-financial services (net) and other operating income	4	2	2	83.6
General administrative expenses	(444)	(371)	(73)	19.5
Personnel	(236)	(205)	(31)	15.3
Other administrative expenses	(208)	(167)	(41)	24.8
Depreciation and amortisation	(34)	(47)	12	(26.2)
Net operating income	492	276	216	78.0
Net loan loss provisions	(123)	(43)	(80)	184.1
Other income	(0)	21	(21)	—
Income before taxes	369	254	115	45.3
Income from ordinary activity	242	180	62	34.1
Net consolidated income	242	180	62	34.1
Attributable income to the Group	238	177	61	34.6

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	13,570	8,132	5,438	66.9
Trading portfolio (w/o loans)	10,137	4,156	5,981	143.9
Available-for-sale financial assets	7,634	6,839	795	11.6
Due from credit institutions*	9,690	7,224	2,466	34.1
Intangible assets and property and equipment	458	459	(1)	(0.1)
Other assets	11,278	5,785	5,493	94.9
Total assets/liabilities & shareholders' equity	52,768	32,595	20,173	61.9
Customer deposits*	13,985	9,276	4,709	50.8
Marketable debt securities*	1,137	647	490	75.7
Subordinated debt	489	—	489	—
Insurance liabilities	1,463	887	577	65.0
Due to credit institutions*	23,782	12,739	11,042	86.7
Other liabilities	8,365	5,992	2,373	39.6
Shareholders' equity	3,547	3,054	493	16.1
Off-balance-sheet funds	15,820	10,479	5,341	51.0
Mutual funds	15,077	9,957	5,119	51.4
Pension funds	—	—	—	—
Managed portfolios	743	522	221	42.4
Customer funds under management	32,895	21,289	11,606	54.5
Total managed funds	68,588	43,074	25,514	59.2

(*).- Includes all stock of concept classified in the balance sheet

Brazil
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	373	368	440	537	562
Income from companies accounted for by the equity method	0	1	0	1	1
Net fees	183	207	244	258	287
Insurance activity	13	6	16	18	10
Commercial revenue	568	582	700	813	860
Gains (losses) on financial transactions	124	292	146	128	107
Gross operating income	692	874	846	941	967
Income from non-financial services (net) and other operating income	2	(1)	(2)	2	4
General administrative expenses	(371)	(396)	(416)	(451)	(444)
Personnel	(205)	(206)	(226)	(236)	(236)
Other administrative expenses	(167)	(190)	(189)	(215)	(208)
Depreciation and amortisation	(47)	(43)	(52)	(55)	(34)
Net operating income	276	434	376	437	492
Net loan loss provisions	(43)	(26)	(48)	(88)	(123)
Other income	21	(29)	(52)	(186)	(0)
Income before taxes	254	379	276	164	369
Income from ordinary activity	180	236	187	147	242
Net consolidated income	180	236	187	147	242
Attributable income to the Group	177	231	183	144	238

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	8,132	10,104	11,511	12,584	13,570
Trading portfolio (w/o loans)	4,156	3,851	4,016	5,955	10,137
Available-for-sale financial assets	6,839	6,956	7,191	7,010	7,634
Due from credit institutions*	7,224	8,710	12,874	8,178	9,690
Intangible assets and property and equipment	459	524	557	430	458
Other assets	5,785	6,217	7,205	10,099	11,278
Total assets/liabilities & shareholders' equity	32,595	36,361	43,353	44,255	52,768
Customer deposits*	9,276	11,399	12,573	13,026	13,985
Marketable debt securities*	647	666	527	812	1,137
Subordinated debt	—	—	491	495	489
Insurance liabilities	887	1,069	1,217	1,326	1,463
Due to credit institutions*	12,739	12,237	16,922	18,918	23,782
Other liabilities	5,992	7,586	8,448	7,152	8,365
Shareholders' equity	3,054	3,404	3,175	2,527	3,547
Off-balance-sheet funds	10,479	12,589	13,704	13,835	15,820
Mutual funds	9,957	11,986	13,024	13,154	15,077
Pension funds	—	—	—	—	—
Managed portfolios	522	603	681	681	743
Customer funds under management	21,289	25,722	28,513	29,494	32,895
Total managed funds	43,074	48,949	57,058	58,090	68,588

(*).- Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	1,231	993	238	24.0
Income from companies accounted for by the equity method	2	0	2	420.6
Net fees	630	487	143	29.5
Insurance activity	22	33	(12)	(34.6)
Commercial revenue	1,885	1,513	371	24.5
Gains (losses) on financial transactions	234	331	(96)	(29.1)
Gross operating income	2,119	1,844	275	14.9
Income from non-financial services (net) and other operating income	8	6	3	51.1
General administrative expenses	(974)	(990)	16	(1.6)
Personnel	(518)	(546)	28	(5.1)
Other administrative expenses	(456)	(444)	(12)	2.7
Depreciation and amortisation	(75)	(124)	49	(39.2)
Net operating income	1,079	736	342	46.5
Net loan loss provisions	(269)	(115)	(154)	133.8
Other income	(0)	56	(56)	—
Income before taxes	810	677	133	19.6
Income from ordinary activity	531	481	50	10.4
Net consolidated income	531	481	50	10.4
Attributable income to the Group	522	471	51	10.8

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	29,664	21,761	7,904	36.3
Trading portfolio (w/o loans)	22,161	11,122	11,038	99.2
Available-for-sale financial assets	16,688	18,301	(1,613)	(8.8)
Due from credit institutions*	21,182	19,330	1,851	9.6
Intangible assets and property and equipment	1,002	1,228	(226)	(18.4)
Other assets	24,654	15,481	9,173	59.2
Total assets/liabilities & shareholders' equity	115,350	87,224	28,127	32.2
Customer deposits*	30,571	24,822	5,749	23.2
Marketable debt securities*	2,486	1,732	754	43.5
Subordinated debt	1,070	—	1,070	—
Insurance liabilities	3,198	2,372	826	34.8
Due to credit institutions*	51,987	34,090	17,897	52.5
Other liabilities	18,285	16,034	2,250	14.0
Shareholders' equity	7,754	8,173	(419)	(5.1)
Off-balance-sheet funds	34,582	28,042	6,540	23.3
Mutual funds	32,957	26,646	6,312	23.7
Pension funds	—	—	—	—
Managed portfolios	1,625	1,397	228	16.3
Customer funds under management	71,907	56,969	14,939	26.2
Total managed funds	149,933	115,266	34,667	30.1
(*).- Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	993	905	1,029	1,225	1,231
Income from companies accounted for by the equity method	0	2	1	2	2
Net fees	487	512	573	583	630
Insurance activity	33	15	38	42	22
Commercial revenue	1,513	1,434	1,642	1,852	1,885
Gains (losses) on financial transactions	331	737	327	274	234
Gross operating income	1,844	2,171	1,969	2,126	2,119
Income from non-financial services (net) and other operating income	6	(2)	(6)	5	8
General administrative expenses	(990)	(978)	(967)	(1,017)	(974)
Personnel	(546)	(508)	(528)	(532)	(518)
Other administrative expenses	(444)	(470)	(440)	(485)	(456)
Depreciation and amortisation	(124)	(106)	(121)	(124)	(75)
Net operating income	736	1,085	875	989	1,079
Net loan loss provisions	(115)	(63)	(114)	(205)	(269)
Other income	56	(78)	(129)	(445)	(0)
Income before taxes	677	945	632	339	810
Income from ordinary activity	481	586	428	317	531
Net consolidated income	481	586	428	317	531
Attributable income to the Group	471	574	420	311	522

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	21,761	23,690	25,550	29,278	29,664
Trading portfolio (w/o loans)	11,122	9,028	8,914	13,853	22,161
Available-for-sale financial assets	18,301	16,308	15,960	16,308	16,688
Due from credit institutions*	19,330	20,421	28,573	19,026	21,182
Intangible assets and property and equipment	1,228	1,227	1,236	999	1,002
Other assets	15,481	14,576	15,991	23,494	24,654
Total assets/liabilities & shareholders' equity	87,224	85,251	96,223	102,958	115,350
Customer deposits*	24,822	26,726	27,907	30,304	30,571
Marketable debt securities*	1,732	1,560	1,170	1,889	2,486
Subordinated debt	—	—	1,090	1,152	1,070
Insurance liabilities	2,372	2,506	2,701	3,084	3,198
Due to credit institutions*	34,090	28,691	37,558	44,012	51,987
Other liabilities	16,034	17,786	18,750	16,638	18,285
Shareholders' equity	8,173	7,982	7,048	5,878	7,754
Off-balance-sheet funds	28,042	29,515	30,417	32,188	34,582
Mutual funds	26,646	28,101	28,907	30,603	32,957
Pension funds	—	—	—	—	—
Managed portfolios	1,397	1,414	1,511	1,585	1,625
Customer funds under management	56,969	60,307	63,284	68,618	71,907
Total managed funds	115,266	114,766	126,640	135,146	149,933
(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	342	243	99	40.8
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	139	104	35	33.2
Insurance activity	6	2	4	184.5
Commercial revenue	487	349	137	39.4
Gains (losses) on financial transactions	26	12	14	119.7
Gross operating income	512	361	151	42.0
Income from non-financial services (net) and other operating income	(17)	(15)	(2)	12.8
General administrative expenses	(211)	(171)	(40)	23.1
Personnel	(108)	(87)	(20)	23.4
Other administrative expenses	(103)	(84)	(19)	22.9
Depreciation and amortisation	(17)	(14)	(3)	24.1
Net operating income	267	161	107	66.3
Net loan loss provisions	(30)	(13)	(17)	139.4
Other income	(12)	(10)	(2)	19.0
Income before taxes	225	138	87	63.2
Income from ordinary activity	188	135	54	39.9
Net consolidated income	188	135	54	39.9
Attributable income to the Group	142	100	42	42.1

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	13,153	10,710	2,443	22.8
Trading portfolio (w/o loans)	14,138	11,744	2,394	20.4
Available-for-sale financial assets	4,399	4,341	59	1.4
Due from credit institutions*	7,897	6,528	1,369	21.0
Intangible assets and property and equipment	315	284	32	11.2
Other assets	5,464	3,281	2,183	66.5
Total assets/liabilities & shareholders' equity	45,368	36,888	8,479	23.0
Customer deposits*	23,818	18,543	5,275	28.4
Marketable debt securities*	2,742	2,494	248	9.9
Subordinated debt	62	58	5	8.0
Insurance liabilities	70	47	24	50.3
Due to credit institutions*	11,982	11,550	432	3.7
Other liabilities	4,327	2,495	1,832	73.4
Shareholders' equity	2,366	1,701	664	39.0
Off-balance-sheet funds	10,942	7,414	3,528	47.6
Mutual funds	7,662	4,627	3,035	65.6
Pension funds	3,280	2,787	493	17.7
Managed portfolios	—	—	—	—
Customer funds under management	37,635	28,556	9,079	31.8
Total managed funds	56,310	44,303	12,007	27.1

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.11	24.53	(0.42 p.)
Efficiency ratio	44.23	51.02	(6.79 p.)
NPL ratio	0.69	0.89	(0.20 p.)
Coverage ratio	335.91	290.07	45.84 p.
Number of employees (direct & indirect)	14,116	12,539	1,577	12.6
Number of branches	1,012	1,019	(7)	(0.7)

Mexico
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	243	235	261	288	342
Income from companies accounted for by the equity method	0	—	—	—	—
Net fees	104	119	118	126	139
Insurance activity	2	7	5	3	6
Commercial revenue	349	361	383	417	487
Gains (losses) on financial transactions	12	8	33	11	26
Gross operating income	361	368	416	427	512
Income from non-financial services (net) and other operating income	(15)	(16)	(19)	(13)	(17)
General administrative expenses	(171)	(191)	(199)	(225)	(211)
Personnel	(87)	(95)	(95)	(98)	(108)
Other administrative expenses	(84)	(96)	(105)	(127)	(103)
Depreciation and amortisation	(14)	(15)	(16)	(21)	(17)
Net operating income	161	145	182	168	267
Net loan loss provisions	(13)	(12)	(9)	(15)	(30)
Other income	(10)	1	(28)	(18)	(12)
Income before taxes	138	134	145	135	225
Income from ordinary activity	135	126	127	128	188
Net consolidated income	135	126	127	128	188
Attributable income to the Group	100	90	93	94	142

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	10,710	12,235	12,750	13,238	13,153
Trading portfolio (w/o loans)	11,744	14,015	16,773	18,089	14,138
Available-for-sale financial assets	4,341	4,831	5,555	4,750	4,399
Due from credit institutions*	6,528	7,697	7,882	7,442	7,897
Intangible assets and property and equipment	284	311	318	338	315
Other assets	3,281	3,429	4,134	4,168	5,464
Total assets/liabilities & shareholders' equity	36,888	42,518	47,412	48,025	45,368
Customer deposits*	18,543	22,283	22,513	23,310	23,818
Marketable debt securities*	2,494	1,342	2,357	2,657	2,742
Subordinated debt	58	62	63	64	62
Insurance liabilities	47	54	60	67	70
Due to credit institutions*	11,550	14,050	16,787	16,585	11,982
Other liabilities	2,495	2,811	3,666	3,270	4,327
Shareholders' equity	1,701	1,915	1,966	2,071	2,366
Off-balance-sheet funds	7,414	8,795	9,383	10,088	10,942
Mutual funds	4,627	5,602	6,180	6,708	7,662
Pension funds	2,787	3,194	3,203	3,381	3,280
Managed portfolios	—	—	—	—	—
Customer funds under management	28,556	32,538	34,376	36,187	37,635
Total managed funds	44,303	51,313	56,795	58,113	56,310

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.89	0.89	0.85	0.89	0.69
NPL coverage	290.07	286.56	280.50	273.43	335.91
Risk-weighted assets	10,143	12,453	11,237	13,621	13,017

Spread (Retail Banking)	10.87	11.30	11.06	11.19	11.19
Spread loans	6.85	7.40	7.34	7.62	7.94
Spread deposits	4.02	3.90	3.72	3.57	3.25

Mexico
Million dollars
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	411	318	92	29.0
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	167	137	30	22.1
Insurance activity	7	3	4	160.8
Commercial revenue	585	458	127	27.7
Gains (losses) on financial transactions	31	15	16	101.3
Gross operating income	616	473	143	30.1
Income from non-financial services (net) and other operating income	(21)	(20)	(1)	3.4
General administrative expenses	(253)	(224)	(29)	12.9
Personnel	(129)	(114)	(15)	13.1
Other administrative expenses	(124)	(110)	(14)	12.6
Depreciation and amortisation	(20)	(18)	(2)	13.7
Net operating income	321	211	110	52.4
Net loan loss provisions	(36)	(16)	(20)	119.4
Other income	(14)	(13)	(1)	9.1
Income before taxes	271	181	90	49.5
Income from ordinary activity	226	176	50	28.2
Net consolidated income	226	176	50	28.2
Attributable income to the Group	170	131	40	30.2

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	15,921	13,885	2,036	14.7
Trading portfolio (w/o loans)	17,113	15,225	1,888	12.4
Available-for-sale financial assets	5,325	5,627	(302)	(5.4)
Due from credit institutions*	9,559	8,463	1,095	12.9
Intangible assets and property and equipment	382	368	14	3.8
Other assets	6,614	4,254	2,360	55.5
Total assets/liabilities & shareholders' equity	54,913	47,822	7,091	14.8
Customer deposits*	28,830	24,040	4,790	19.9
Marketable debt securities*	3,319	3,234	85	2.6
Subordinated debt	75	75	1	0.8
Insurance liabilities	85	61	24	40.3
Due to credit institutions*	14,503	14,973	(470)	(3.1)
Other liabilities	5,237	3,235	2,003	61.9
Shareholders' equity	2,863	2,206	658	29.8
Off-balance-sheet funds	13,244	9,612	3,633	37.8
Mutual funds	9,275	5,999	3,276	54.6
Pension funds	3,970	3,613	357	9.9
Managed portfolios	—	—	—	—
Customer funds under management	45,553	37,020	8,533	23.0
Total managed funds	68,157	57,434	10,724	18.7

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	318	295	318	345	411
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—
Net fees	137	150	143	150	167
Insurance activity	3	9	6	3	7
Commercial revenue	458	454	467	498	585
Gains (losses) on financial transactions	15	10	41	12	31
Gross operating income	473	464	508	510	616
Income from non-financial services (net) and other operating income	(20)	(21)	(23)	(15)	(21)
General administrative expenses	(224)	(241)	(243)	(270)	(253)
Personnel	(114)	(120)	(115)	(117)	(129)
Other administrative expenses	(110)	(122)	(128)	(153)	(124)
Depreciation and amortisation	(18)	(19)	(20)	(25)	(20)
Net operating income	211	182	222	200	321
Net loan loss provisions	(16)	(16)	(11)	(18)	(36)
Other income	(13)	1	(35)	(22)	(14)
Income before taxes	181	168	177	161	271
Income from ordinary activity	176	159	154	152	226
Net consolidated income	176	159	154	152	226
Attributable income to the Group	131	113	113	111	170

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	13,885	14,794	15,353	15,616	15,921
Trading portfolio (w/o loans)	15,225	16,947	20,198	21,340	17,113
Available-for-sale financial assets	5,627	5,842	6,689	5,603	5,325
Due from credit institutions*	8,463	9,308	9,492	8,780	9,559
Intangible assets and property and equipment	368	376	383	399	382
Other assets	4,254	4,147	4,979	4,917	6,614
Total assets/liabilities & shareholders' equity	47,822	51,413	57,093	56,655	54,913
Customer deposits*	24,040	26,945	27,110	27,499	28,830
Marketable debt securities*	3,234	1,623	2,839	3,135	3,319
Subordinated debt	75	76	76	75	75
Insurance liabilities	61	66	72	79	85
Due to credit institutions*	14,973	16,989	20,214	19,566	14,503
Other liabilities	3,235	3,399	4,415	3,858	5,237
Shareholders' equity	2,206	2,316	2,368	2,443	2,863
Off-balance-sheet funds	9,612	10,635	11,300	11,901	13,244
Mutual funds	5,999	6,773	7,442	7,913	9,275
Pension funds	3,613	3,862	3,857	3,988	3,970
Managed portfolios	—	—	—	—	—
Customer funds under management	37,020	39,344	41,396	42,690	45,553
Total managed funds	57,434	62,048	68,393	68,556	68,157

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	4,355	3,560	794	22.3
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	1,769	1,528	241	15.7
Insurance activity	75	30	45	147.2
Commercial revenue	6,199	5,119	1,080	21.1
Gains (losses) on financial transactions	327	171	155	90.9
Gross operating income	6,525	5,290	1,235	23.3
Income from non-financial services (net) and other operating income	(222)	(227)	5	(2.0)
General administrative expenses	(2,684)	(2,509)	(176)	7.0
Personnel	(1,372)	(1,280)	(92)	7.2
Other administrative expenses	(1,312)	(1,229)	(83)	6.8
Depreciation and amortisation	(214)	(199)	(16)	7.8
Net operating income	3,405	2,356	1,049	44.5
Net loan loss provisions	(381)	(183)	(198)	108.0
Other income	(153)	(148)	(5)	3.4
Income before taxes	2,870	2,025	846	41.8
Income from ordinary activity	2,397	1,972	425	21.5
Net consolidated income	2,397	1,972	425	21.5
Attributable income to the Group	1,805	1,462	343	23.5

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	174,052	155,519	18,533	11.9
Trading portfolio (w/o loans)	187,089	170,533	16,555	9.7
Available-for-sale financial assets	58,217	63,030	(4,812)	(7.6)
Due from credit institutions*	104,498	94,795	9,704	10.2
Intangible assets and property and equipment	4,173	4,119	54	1.3
Other assets	72,307	47,649	24,657	51.7
Total assets/liabilities & shareholders' equity	600,335	535,644	64,691	12.1
Customer deposits*	315,181	269,263	45,918	17.1
Marketable debt securities*	36,284	36,221	64	0.2
Subordinated debt	824	837	(13)	(1.6)
Insurance liabilities	929	678	251	37.0
Due to credit institutions*	158,555	167,709	(9,154)	(5.5)
Other liabilities	57,257	36,230	21,027	58.0
Shareholders' equity	31,305	24,706	6,599	26.7
Off-balance-sheet funds	144,795	107,658	37,138	34.5
Mutual funds	101,394	67,189	34,205	50.9
Pension funds	43,401	40,468	2,933	7.2
Managed portfolios	—	—	—	—
Customer funds under management	498,014	414,657	83,357	20.1
Total managed funds	745,131	643,302	101,829	15.8

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	3,560	3,228	3,403	3,702	4,355
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—
Net fees	1,528	1,643	1,530	1,607	1,769
Insurance activity	30	101	60	35	75
Commercial revenue	5,119	4,972	4,992	5,344	6,199
Gains (losses) on financial transactions	171	104	447	129	327
Gross operating income	5,290	5,076	5,439	5,473	6,525
Income from non-financial services (net) and other operating income	(227)	(228)	(243)	(159)	(222)
General administrative expenses	(2,509)	(2,646)	(2,602)	(2,900)	(2,684)
Personnel	(1,280)	(1,314)	(1,233)	(1,255)	(1,372)
Other administrative expenses	(1,229)	(1,332)	(1,369)	(1,644)	(1,312)
Depreciation and amortisation	(199)	(208)	(210)	(268)	(214)
Net operating income	2,356	1,993	2,383	2,147	3,405
Net loan loss provisions	(183)	(171)	(115)	(193)	(381)
Other income	(148)	16	(377)	(235)	(153)
Income before taxes	2,025	1,839	1,891	1,720	2,870
Income from ordinary activity	1,972	1,737	1,647	1,628	2,397
Net consolidated income	1,972	1,737	1,647	1,628	2,397
Attributable income to the Group	1,462	1,232	1,207	1,191	1,805

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	155,519	159,236	165,436	166,588	174,052
Trading portfolio (w/o loans)	170,533	182,410	217,641	227,644	187,089
Available-for-sale financial assets	63,030	62,877	72,078	59,771	58,217
Due from credit institutions*	94,795	100,184	102,275	93,656	104,498
Intangible assets and property and equipment	4,119	4,043	4,122	4,255	4,173
Other assets	47,649	44,632	53,645	52,455	72,307
Total assets/liabilities & shareholders' equity	535,644	553,383	615,196	604,369	600,335
Customer deposits*	269,263	290,021	292,122	293,349	315,181
Marketable debt securities*	36,221	17,470	30,589	33,441	36,284
Subordinated debt	837	813	814	804	824
Insurance liabilities	678	708	775	847	929
Due to credit institutions*	167,709	182,858	217,816	208,717	158,555
Other liabilities	36,230	36,587	47,568	41,152	57,257
Shareholders' equity	24,706	24,926	25,513	26,059	31,305
Off-balance-sheet funds	107,658	114,473	121,756	126,957	144,795
Mutual funds	67,189	72,905	80,192	84,413	101,394
Pension funds	40,468	41,568	41,564	42,544	43,401
Managed portfolios	—	—	—	—	—
Customer funds under management	414,657	423,484	446,056	455,398	498,014
Total managed funds	643,302	667,855	736,953	731,325	745,131

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	197	138	59	42.7
Income from companies accounted for by the equity method	0	0	0	33.7
Net fees	86	55	31	55.4
Insurance activity	8	4	4	86.3
Commercial revenue	291	198	93	47.2
Gains (losses) on financial transactions	42	34	8	22.2
Gross operating income	332	232	101	43.6
Income from non-financial services (net) and other operating income	(2)	(0)	(2)	—
General administrative expenses	(123)	(98)	(25)	25.9
Personnel	(74)	(57)	(17)	30.2
Other administrative expenses	(49)	(41)	(8)	20.0
Depreciation and amortisation	(13)	(11)	(2)	19.4
Net operating income	194	123	71	57.8
Net loan loss provisions	(36)	(21)	(15)	72.4
Other income	(1)	(2)	2	(77.8)
Income before taxes	157	99	58	58.1
Income from ordinary activity	132	81	52	64.0
Net consolidated income	132	81	52	64.0
Attributable income to the Group	114	71	43	61.0

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	15,253	10,539	4,715	44.7
Trading portfolio (w/o loans)	990	1,238	(249)	(20.1)
Available-for-sale financial assets	1,210	1,325	(115)	(8.7)
Due from credit institutions*	4,458	2,412	2,045	84.8
Intangible assets and property and equipment	318	257	61	23.9
Other assets	1,378	1,639	(261)	(15.9)
Total assets/liabilities & shareholders' equity	23,606	17,409	6,197	35.6
Customer deposits*	13,261	9,658	3,603	37.3
Marketable debt securities*	1,603	1,605	(2)	(0.1)
Subordinated debt	610	718	(108)	(15.0)
Insurance liabilities	47	30	17	55.6
Due to credit institutions*	5,288	3,162	2,126	67.2
Other liabilities	1,016	847	170	20.0
Shareholders' equity	1,781	1,390	391	28.1
Off-balance-sheet funds	10,509	7,165	3,344	46.7
Mutual funds	2,941	1,926	1,015	52.7
Pension funds	7,568	5,239	2,329	44.5
Managed portfolios	—	—	—	—
Customer funds under management	26,030	19,175	6,854	35.7
Total managed funds	34,115	24,575	9,541	38.8

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	26.20	21.11	5.09 p.
Efficiency ratio	41.01	47.01	(6.00 p.)
NPL ratio	2.15	3.42	(1.27 p.)
Coverage ratio	165.07	130.95	34.12 p.
Number of employees (direct & indirect)	11,249	10,856	393	3.6
Number of branches	410	340	70	20.6

Chile
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	138	199	210	235	197
Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	55	59	76	86	86
Insurance activity	4	5	7	7	8
Commercial revenue	198	264	293	328	291
Gains (losses) on financial transactions	34	8	1	(25)	42
Gross operating income	232	272	295	302	332
Income from non-financial services (net) and other operating income	(0)	(1)	(1)	(2)	(2)
General administrative expenses	(98)	(106)	(123)	(123)	(123)
Personnel	(57)	(68)	(72)	(75)	(74)
Other administrative expenses	(41)	(38)	(51)	(48)	(49)
Depreciation and amortisation	(11)	(11)	(14)	(13)	(13)
Net operating income	123	154	156	164	194
Net loan loss provisions	(21)	(17)	(29)	(36)	(36)
Other income	(2)	(17)	(5)	5	(1)
Income before taxes	99	120	122	133	157
Income from ordinary activity	81	99	102	115	132
Net consolidated income	81	99	102	115	132
Attributable income to the Group	71	86	84	97	114

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	10,539	12,077	13,710	14,967	15,253
Trading portfolio (w/o loans)	1,238	1,609	1,340	1,087	990
Available-for-sale financial assets	1,325	1,177	1,058	1,169	1,210
Due from credit institutions*	2,412	2,311	2,815	3,370	4,458
Intangible assets and property and equipment	257	285	313	352	318
Other assets	1,639	2,548	1,954	2,353	1,378
Total assets/liabilities & shareholders' equity	17,409	20,006	21,191	23,298	23,606
Customer deposits*	9,658	11,363	12,326	13,186	13,261
Marketable debt securities*	1,605	1,518	1,519	1,701	1,603
Subordinated debt	718	777	798	647	610
Insurance liabilities	30	35	41	46	47
Due to credit institutions*	3,162	3,718	3,782	4,838	5,288
Other liabilities	847	1,309	1,295	1,355	1,016
Shareholders' equity	1,390	1,287	1,431	1,525	1,781
Off-balance-sheet funds	7,165	8,155	9,844	10,038	10,509
Mutual funds	1,926	2,193	2,922	2,684	2,941
Pension funds	5,239	5,963	6,922	7,354	7,568
Managed portfolios	—	—	—	—	—
Customer funds under management	19,175	21,848	24,527	25,618	26,030
Total managed funds	24,575	28,161	31,035	33,335	34,115

(*).- Includes all stock of concept classified in the balance sheet
Other Information
NPL ratio	3.42	2.98	2.45	2.31	2.15
NPL coverage	130.95	141.12	160.75	165.57	165.07
Risk-weighted assets	10,460	11,858	12,997	13,730	14,403

Spread (Retail Banking)	5.79	6.01	5.87	5.45	5.71
Spread loans	4.73	5.01	4.89	4.50	4.68
Spread deposits	1.06	1.00	0.98	0.95	1.03

Chile
Million dollars
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	236	181	56	30.8
Income from companies accounted for by the equity method	0	0	0	22.5
Net fees	103	72	31	42.4
Insurance activity	10	6	4	70.7
Commercial revenue	350	259	91	34.9
Gains (losses) on financial transactions	50	45	5	12.0
Gross operating income	400	304	96	31.6
Income from non-financial services (net) and other operating income	(3)	(0)	(3)	—
General administrative expenses	(148)	(128)	(20)	15.4
Personnel	(89)	(75)	(14)	19.3
Other administrative expenses	(59)	(54)	(5)	10.0
Depreciation and amortisation	(16)	(14)	(1)	9.4
Net operating income	233	161	72	44.6
Net loan loss provisions	(43)	(27)	(16)	58.0
Other income	(1)	(3)	3	(79.7)
Income before taxes	189	130	59	44.9
Income from ordinary activity	159	106	53	50.4
Net consolidated income	159	106	53	50.4
Attributable income to the Group	137	93	44	47.6

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	18,462	13,662	4,800	35.1
Trading portfolio (w/o loans)	1,198	1,605	(407)	(25.4)
Available-for-sale financial assets	1,464	1,718	(253)	(14.7)
Due from credit institutions*	5,396	3,127	2,268	72.5
Intangible assets and property and equipment	385	333	52	15.7
Other assets	1,668	2,125	(456)	(21.5)
Total assets/liabilities & shareholders' equity	28,573	22,569	6,004	26.6
Customer deposits*	16,051	12,520	3,531	28.2
Marketable debt securities*	1,940	2,080	(140)	(6.7)
Subordinated debt	738	930	(192)	(20.6)
Insurance liabilities	57	39	18	45.3
Due to credit institutions*	6,401	4,099	2,301	56.1
Other liabilities	1,230	1,098	133	12.1
Shareholders' equity	2,156	1,802	354	19.6
Off-balance-sheet funds	12,720	9,289	3,431	36.9
Mutual funds	3,560	2,497	1,063	42.6
Pension funds	9,160	6,792	2,368	34.9
Managed portfolios	—	—	—	—
Customer funds under management	31,506	24,859	6,647	26.7
Total managed funds	41,293	31,858	9,435	29.6

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	181	252	258	282	236
Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	72	75	93	103	103
Insurance activity	6	7	8	8	10
Commercial revenue	259	334	359	394	350
Gains (losses) on financial transactions	45	10	1	(32)	50
Gross operating income	304	343	360	362	400
Income from non-financial services (net) and other operating income	(0)	(1)	(2)	(3)	(3)
General administrative expenses	(128)	(134)	(151)	(147)	(148)
Personnel	(75)	(86)	(88)	(90)	(89)
Other administrative expenses	(54)	(48)	(63)	(57)	(59)
Depreciation and amortisation	(14)	(14)	(17)	(16)	(16)
Net operating income	161	194	190	196	233
Net loan loss provisions	(27)	(21)	(35)	(44)	(43)
Other income	(3)	(22)	(6)	7	(1)
Income before taxes	130	151	149	160	189
Income from ordinary activity	106	126	125	137	159
Net consolidated income	106	126	125	137	159
Attributable income to the Group	93	109	102	117	137

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	13,662	14,603	16,510	17,657	18,462
Trading portfolio (w/o loans)	1,605	1,945	1,613	1,282	1,198
Available-for-sale financial assets	1,718	1,423	1,275	1,379	1,464
Due from credit institutions*	3,127	2,795	3,390	3,976	5,396
Intangible assets and property and equipment	333	345	377	416	385
Other assets	2,125	3,081	2,353	2,776	1,668
Total assets/liabilities & shareholders' equity	22,569	24,192	25,518	27,484	28,573
Customer deposits*	12,520	13,740	14,842	15,556	16,051
Marketable debt securities*	2,080	1,835	1,829	2,007	1,940
Subordinated debt	930	940	961	763	738
Insurance liabilities	39	42	49	54	57
Due to credit institutions*	4,099	4,495	4,554	5,707	6,401
Other liabilities	1,098	1,583	1,560	1,599	1,230
Shareholders' equity	1,802	1,556	1,723	1,799	2,156
Off-balance-sheet funds	9,289	9,861	11,854	11,841	12,720
Mutual funds	2,497	2,651	3,519	3,166	3,560
Pension funds	6,792	7,210	8,336	8,675	9,160
Managed portfolios	—	—	—	—	—
Customer funds under management	24,859	26,419	29,535	30,221	31,506
Total managed funds	31,858	34,053	37,372	39,326	41,293

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	124,389	104,489	19,901	19.0
Income from companies accounted for by the equity method	236	212	24	11.5
Net fees	54,134	41,761	12,373	29.6
Insurance activity	5,266	3,389	1,876	55.4
Commercial revenue	184,025	149,851	34,174	22.8
Gains (losses) on financial transactions	26,326	25,820	506	2.0
Gross operating income	210,351	175,671	34,680	19.7
Income from non-financial services (net) and other operating income	(1,571)	(30)	(1,542)	—
General administrative expenses	(77,928)	(74,194)	(3,734)	5.0
Personnel	(46,885)	(43,186)	(3,699)	8.6
Other administrative expenses	(31,042)	(31,007)	(35)	0.1
Depreciation and amortisation	(8,338)	(8,375)	37	(0.4)
Net operating income	122,514	93,072	29,442	31.6
Net loan loss provisions	(22,664)	(15,765)	(6,900)	43.8
Other income	(341)	(1,843)	1,502	(81.5)
Income before taxes	99,509	75,464	24,044	31.9
Income from ordinary activity	83,772	61,222	22,550	36.8
Net consolidated income	83,772	61,222	22,550	36.8
Attributable income to the Group	71,966	53,579	18,386	34.3

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	9,720,491	8,019,724	1,700,767	21.2
Trading portfolio (w/o loans)	630,682	942,293	(311,612)	(33.1)
Available-for-sale financial assets	770,924	1,008,181	(237,257)	(23.5)
Due from credit institutions*	2,840,775	1,835,677	1,005,098	54.8
Intangible assets and property and equipment	202,540	195,243	7,296	3.7
Other assets	878,377	1,247,144	(368,767)	(29.6)
Total assets/liabilities & shareholders' equity	15,043,789	13,248,263	1,795,526	13.6
Customer deposits*	8,450,860	7,349,417	1,101,443	15.0
Marketable debt securities*	1,021,467	1,221,174	(199,706)	(16.4)
Subordinated debt	388,742	546,030	(157,288)	(28.8)
Insurance liabilities	29,914	22,952	6,962	30.3
Due to credit institutions*	3,369,997	2,406,387	963,610	40.0
Other liabilities	647,682	644,249	3,433	0.5
Shareholders' equity	1,135,127	1,058,053	77,074	7.3
Off-balance-sheet funds	6,697,175	5,452,675	1,244,500	22.8
Mutual funds	1,874,516	1,465,991	408,525	27.9
Pension funds	4,822,659	3,986,684	835,975	21.0
Managed portfolios	—	—	—	—
Customer funds under management	16,588,158	14,592,248	1,995,910	13.7
Total managed funds	21,740,964	18,700,938	3,040,026	16.3

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	104,489	146,404	142,366	149,787	124,389
Income from companies accounted for by the equity method	212	93	(1)	54	236
Net fees	41,761	43,311	51,629	54,834	54,134
Insurance activity	3,389	3,965	4,654	4,300	5,266
Commercial revenue	149,851	193,772	198,648	208,974	184,025
Gains (losses) on financial transactions	25,820	5,658	(103)	(18,534)	26,326
Gross operating income	175,671	199,430	198,545	190,440	210,351
Income from non-financial services (net) and other operating income	(30)	(667)	(857)	(1,500)	(1,571)
General administrative expenses	(74,194)	(77,792)	(83,340)	(77,430)	(77,928)
Personnel	(43,186)	(50,126)	(48,480)	(47,537)	(46,885)
Other administrative expenses	(31,007)	(27,667)	(34,860)	(29,894)	(31,042)
Depreciation and amortisation	(8,375)	(8,258)	(9,497)	(8,153)	(8,338)
Net operating income	93,072	112,713	104,850	103,357	122,514
Net loan loss provisions	(15,765)	(12,492)	(19,594)	(23,498)	(22,664)
Other income	(1,843)	(12,545)	(3,298)	4,347	(341)
Income before taxes	75,464	87,676	81,958	84,205	99,509
Income from ordinary activity	61,222	72,979	68,674	72,631	83,772
Net consolidated income	61,222	72,979	68,674	72,631	83,772
Attributable income to the Group	53,579	63,016	56,327	61,649	71,966

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	8,019,724	8,462,628	8,745,938	9,051,808	9,720,491
Trading portfolio (w/o loans)	942,293	1,127,249	854,547	657,217	630,682
Available-for-sale financial assets	1,008,181	824,659	675,215	706,734	770,924
Due from credit institutions*	1,835,677	1,619,600	1,796,052	2,038,051	2,840,775
Intangible assets and property and equipment	195,243	199,641	199,645	213,014	202,540
Other assets	1,247,144	1,785,218	1,246,641	1,423,028	878,377
Total assets/liabilities & shareholders' equity	13,248,263	14,018,995	13,518,038	14,089,853	15,043,789
Customer deposits*	7,349,417	7,962,494	7,862,762	7,974,530	8,450,860
Marketable debt securities*	1,221,174	1,063,405	968,729	1,028,913	1,021,467
Subordinated debt	546,030	544,780	508,891	391,022	388,742
Insurance liabilities	22,952	24,365	25,889	27,794	29,914
Due to credit institutions*	2,406,387	2,605,076	2,412,686	2,925,791	3,369,997
Other liabilities	644,249	917,363	826,345	819,619	647,682
Shareholders' equity	1,058,053	901,513	912,737	922,184	1,135,127
Off-balance-sheet funds	5,452,675	5,714,556	6,279,882	6,070,542	6,697,175
Mutual funds	1,465,991	1,536,433	1,863,974	1,623,092	1,874,516
Pension funds	3,986,684	4,178,122	4,415,908	4,447,451	4,822,659
Managed portfolios	—	—	—	—	—
Customer funds under management	14,592,248	15,309,599	15,646,152	15,492,801	16,588,158
Total managed funds	18,700,938	19,733,551	19,797,920	20,160,396	21,740,964

(*).- Includes all stock of concept classified in the balance sheet

Financial Management and Equity Stakes
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income (w/o dividends)	(256)	(187)	(69)	37.0
Dividends	14	5	9	165.4
Net interest income	(241)	(181)	(60)	33.3
Income from companies accounted for by the equity method	126	133	(7)	(5.4)
Net fees	(4)	(24)	21	(85.1)
Insurance activity	0	(1)	1	—
Commercial revenue	(119)	(73)	(46)	62.8
Gains (losses) on financial transactions	(126)	(7)	(119)	—
Gross operating income	(245)	(80)	(165)	205.6
Income from non-financial services (net) and other operating income	(2)	(3)	1	(35.4)
General administrative expenses	(111)	(92)	(19)	20.5
Personnel	(58)	(51)	(8)	15.2
Other administrative expenses	(53)	(42)	(11)	27.0
Depreciation and amortisation	(54)	(12)	(42)	350.1
Net operating income	(412)	(188)	(225)	119.7
Net loan loss provisions	(0)	13	(14)	—
Other results	(43)	(121)	79	(64.8)
Income before taxes	(455)	(296)	(159)	53.9
Net income from ordinary activity	(229)	(103)	(126)	122.4
Net consolidated income	(229)	(103)	(126)	122.4
Attributable income to the Group	(267)	(134)	(133)	98.9

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Trading portfolio (w/o loans)	1,256	572	683	119.4
Available-for-sale financial assets	42,534	14,318	28,216	197.1
Investments	2,933	3,640	(707)	(19.4)
Goodwill	14,012	15,369	(1,356)	(8.8)
Liquidity lent to the Group	53,001	42,232	10,770	25.5
Capital assigned to Group areas	29,315	23,466	5,849	24.9
Other assets	29,010	25,134	3,876	15.4
Total assets/liabilities & shareholders' equity	172,061	124,730	47,331	37.9
Customer deposits*	617	2,084	(1,467)	(70.4)
Marketable debt securities*	62,202	40,107	22,096	55.1
Subordinated debt	14,612	13,699	912	6.7
Preferred securities	—	409	(409)	(100.0)
Other liabilities	56,223	34,441	21,782	63.2
Group capital and reserves	38,407	33,990	4,416	13.0
Off-balance-sheet funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	77,432	55,890	21,541	38.5
Total managed funds	172,061	124,730	47,331	37.9

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,492	1,283	209	16.3

Financial Management and Equity Stakes
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income (w/o dividends)	(186.5)	(234.6)	(206.7)	(238.0)	(255.6)
Dividends	5.3	88.3	17.5	13.1	14.1
Net interest income	(181)	(146)	(189)	(225)	(241)
Income from companies accounted for by the equity method	133	181	145	125	126
Net fees	(24)	(4)	8	1	(4)
Insurance activity	(1)	(1)	3	1	0
Commercial revenue	(73)	30	(33)	(98)	(119)
Gains (losses) on financial transactions	(7)	(81)	(6)	46	(126)
Gross operating income	(80)	(51)	(39)	(52)	(245)
Income from non-financial services (net) and other operating income	(3)	(5)	(7)	(10)	(2)
General administrative expenses	(92)	(74)	(98)	(90)	(111)
Personnel	(51)	(35)	(52)	(45)	(58)
Other administrative expenses	(42)	(39)	(46)	(45)	(53)
Depreciation and amortisation	(12)	(2)	3	(63)	(54)
Net operating income	(188)	(132)	(141)	(215)	(412)
Net loan loss provisions	13	(12)	(28)	(25)	(0)
Other results	(121)	(105)	(60)	158	(43)
Income before taxes	(296)	(249)	(229)	(82)	(455)
Net income from ordinary activity	(103)	(49)	(38)	(19)	(229)
Net consolidated income	(103)	(49)	(38)	(19)	(229)
Attributable income to the Group	(134)	(93)	(72)	(59)	(267)

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Trading portfolio (w/o loans)	572	1,349	393	1,276	1,256
Available-for-sale financial assets	14,318	18,478	30,353	45,014	42,534
Investments	3,640	3,796	2,816	2,811	2,933
Goodwill	15,369	15,858	15,852	14,006	14,012
Liquidity lent to the Group	42,232	42,516	41,586	39,508	53,001
Capital assigned to Group areas	23,466	24,195	24,029	25,250	29,315
Other assets	25,134	29,717	33,271	30,697	29,010
Total assets/liabilities & shareholders' equity	124,730	135,908	148,299	158,562	172,061
Customer deposits*	2,084	5,311	5,293	1,927	617
Marketable debt securities*	40,107	42,021	49,172	53,154	62,202
Subordinated debt	13,699	13,804	14,048	13,965	14,612
Preferred securities	409	438	249	—	—
Other liabilities	34,441	42,218	47,337	57,291	56,223
Group capital and reserves	33,990	32,116	32,201	32,225	38,407
Off-balance-sheet funds	—	—	—	—	—
Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Customer funds under management	55,890	61,135	68,525	69,046	77,432
Total managed funds	124,730	135,908	148,299	158,562	172,061

(*).- Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	36,478	39,644	44,120	35,591	29,706

Spain
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	1,027	893	134	15.0
Income from companies accounted for by the equity method	2	5	(4)	(71.2)
Net fees	688	656	32	4.9
Insurance activity	28	26	2	8.2
Commercial revenue	1,744	1,580	165	10.4
Gains (losses) on financial transactions	211	132	79	59.4
Gross operating income	1,955	1,712	243	14.2
Income from non-financial services (net) and other operating income	80	70	10	14.6
General administrative expenses	(740)	(694)	(45)	6.5
Personnel	(528)	(502)	(25)	5.1
Other administrative expenses	(212)	(192)	(20)	10.4
Depreciation and amortisation	(98)	(95)	(2)	2.5
Net operating income	1,198	993	206	20.7
Net loan loss provisions	(149)	(109)	(41)	37.3
Other income	32	(6)	38	—
Income before taxes	1,081	878	203	23.2
Income from ordinary activity	760	628	132	21.1
Net consolidated income	755	628	127	20.2
Attributable income to the Group	709	595	114	19.1

			Variation
	31.03.06	31.03.05	Amount	%
Balance sheet
Loans and credits*	170,661	138,744	31,918	23.0
Trading portfolio (w/o loans)	23,432	17,639	5,793	32.8
Available-for-sale financial assets	11,727	9,303	2,424	26.1
Due from credit institutions*	39,785	49,457	(9,672)	(19.6)
Intangible assets and property and equipment	4,003	3,463	540	15.6
Other assets	10,848	17,368	(6,520)	(37.5)
Total assets/liabilities & shareholders' equity	260,456	235,973	24,483	10.4
Customer deposits*	101,260	96,810	4,450	4.6
Marketable debt securities*	24,184	17,196	6,988	40.6
Subordinated debt	1,616	1,570	46	2.9
Insurance liabilities	3,607	3,054	553	18.1
Due to credit institutions*	37,091	40,191	(3,100)	(7.7)
Other liabilities	79,412	66,502	12,910	19.4
Shareholders' equity	13,288	10,651	2,636	24.8
Off-balance-sheet funds	93,917	82,403	11,514	14.0
Mutual funds	77,463	71,243	6,220	8.7
Pension funds	9,047	7,429	1,618	21.8
Managed portfolios	7,407	3,731	3,676	98.5
Customer funds under management	224,583	201,032	23,550	11.7
Total managed funds	354,373	318,376	35,997	11.3

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.95	23.25	(1.30 p.)
Efficiency ratio	40.10	43.60	(3.50 p.)
NPL ratio	0.56	0.61	(0.05 p.)
Coverage ratio	322.28	286.12	36.16 p.
Number of employees (direct & indirect)	33,599	33,785	(186)	(0.6)
Number of branches	4,556	4,403	153	3.5

Spain
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	893	943	957	978	1,027
Income from companies accounted for by the equity method	5	4	7	9	2
Net fees	656	681	677	732	688
Insurance activity	26	23	22	22	28
Commercial revenue	1,580	1,651	1,663	1,742	1,744
Gains (losses) on financial transactions	132	141	61	128	211
Gross operating income	1,712	1,792	1,724	1,870	1,955
Income from non-financial services (net) and other operating income	70	63	60	74	80
General administrative expenses	(694)	(701)	(701)	(729)	(740)
Personnel	(502)	(508)	(498)	(519)	(528)
Other administrative expenses	(192)	(194)	(204)	(210)	(212)
Depreciation and amortisation	(95)	(102)	(101)	(92)	(98)
Net operating income	993	1,052	981	1,123	1,198
Net loan loss provisions	(109)	(167)	(121)	(228)	(149)
Other income	(6)	(7)	(12)	(20)	32
Income before taxes	878	878	848	874	1,081
Income from ordinary activity	628	628	590	630	760
Net consolidated income	628	628	585	630	755
Attributable income to the Group	595	592	559	575	709

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Balance sheet
Loans and credits*	138,744	148,307	151,059	159,804	170,661
Trading portfolio (w/o loans)	17,639	25,525	23,874	25,382	23,432
Available-for-sale financial assets	9,303	10,263	9,771	9,799	11,727
Due from credit institutions*	49,457	44,193	43,541	49,671	39,785
Intangible assets and property and equipment	3,463	3,497	3,552	3,666	4,003
Other assets	17,368	12,049	12,666	11,113	10,848
Total assets/liabilities & shareholders' equity	235,973	243,835	244,463	259,435	260,456
Customer deposits*	96,810	95,335	97,544	99,509	101,260
Marketable debt securities*	17,196	18,162	20,223	20,434	24,184
Subordinated debt	1,570	2,279	1,615	1,620	1,616
Insurance liabilities	3,054	3,076	3,090	3,619	3,607
Due to credit institutions*	40,191	41,372	41,403	54,041	37,091
Other liabilities	66,502	72,927	69,800	67,979	79,412
Shareholders' equity	10,651	10,685	10,787	12,233	13,288
Off-balance-sheet funds	82,403	85,000	88,109	89,959	93,917
Mutual funds	71,243	73,432	75,312	75,126	77,463
Pension funds	7,429	7,611	8,298	8,913	9,047
Managed portfolios	3,731	3,957	4,499	5,920	7,407
Customer funds under management	201,032	203,851	210,582	215,140	224,583
Total managed funds	318,376	328,835	332,572	349,393	354,373

(*).- Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.61	0.59	0.58	0.57	0.56
NPL coverage	286.12	299.57	311.67	317.86	322.28

Retail Banking
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	2,910	2,383	527	22.1
Income from companies accounted for by the equity method	5	6	(2)	(29.2)
Net fees	1,420	1,189	231	19.4
Insurance activity	—	—	—	—
Commercial revenue	4,334	3,578	756	21.1
Gains (losses) on financial transactions	288	256	32	12.5
Gross operating income	4,622	3,834	788	20.5
Income from non-financial services (net) and other operating income	80	77	3	3.9
General administrative expenses	(2,104)	(1,955)	(149)	7.6
Personnel	(1,274)	(1,189)	(85)	7.1
Other administrative expenses	(830)	(766)	(64)	8.4
Depreciation and amortisation	(207)	(205)	(1)	0.7
Net operating income	2,391	1,751	640	36.6
Net loan loss provisions	(445)	(274)	(172)	62.8
Other income	(16)	(43)	27	(63.1)
Income before taxes	1,930	1,434	496	34.5

			Variation
	31.03.06	31.03.05	Amount	%
Business volumes
Total assets	645,853	558,987	86,866	15.5
Loans and credits	419,860	353,834	66,026	18.7
Customer deposits	268,072	235,474	32,598	13.8

Retail Banking
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	2,383	2,602	2,725	2,943	2,910
Income from companies accounted for by the equity method	6	8	9	11	5
Net fees	1,189	1,249	1,350	1,389	1,420
Insurance activity	—	—	—	—	—
Commercial revenue	3,578	3,859	4,083	4,344	4,334
Gains (losses) on financial transactions	256	284	220	167	288
Gross operating income	3,834	4,144	4,303	4,512	4,622
Income from non-financial services (net) and other operating income	77	45	49	79	80
General administrative expenses	(1,955)	(1,996)	(2,033)	(2,130)	(2,104)
Personnel	(1,189)	(1,209)	(1,217)	(1,286)	(1,274)
Other administrative expenses	(766)	(787)	(816)	(844)	(830)
Depreciation and amortisation	(205)	(214)	(223)	(227)	(207)
Net operating income	1,751	1,979	2,095	2,234	2,391
Net loan loss provisions	(274)	(395)	(368)	(458)	(445)
Other income	(43)	(19)	(99)	(204)	(16)
Income before taxes	1,434	1,565	1,628	1,572	1,930

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Business volumes
Total assets	558,987	576,810	606,883	624,040	645,853
Loans and credits	353,834	374,178	394,137	404,656	419,860
Customer deposits	235,474	258,893	264,528	268,226	268,072

Retail Banking Continental Europe
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	1,335	1,176	160	13.6
Income from companies accounted for by the equity method	2	5	(4)	(71.2)
Net fees	703	665	38	5.7
Insurance activity	—	—	—	—
Commercial revenue	2,040	1,846	194	10.5
Gains (losses) on financial transactions	129	94	36	38.0
Gross operating income	2,169	1,940	229	11.8
Income from non-financial services (net) and other operating income	84	72	11	15.5
General administrative expenses	(846)	(796)	(49)	6.2
Personnel	(587)	(562)	(25)	4.4
Other administrative expenses	(259)	(234)	(24)	10.4
Depreciation and amortisation	(115)	(111)	(4)	3.4
Net operating income	1,292	1,105	187	16.9
Net loan loss provisions	(203)	(168)	(35)	21.0
Other income	(10)	(14)	4	(25.5)
Income before taxes	1,079	923	155	16.8

Retail Banking Continental Europe
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	1,176	1,249	1,275	1,313	1,335
Income from companies accounted for by the equity method	5	4	7	9	2
Net fees	665	691	705	712	703
Insurance activity	—	—	—	—	—
Commercial revenue	1,846	1,944	1,986	2,034	2,040
Gains (losses) on financial transactions	94	118	62	84	129
Gross operating income	1,940	2,062	2,048	2,118	2,169
Income from non-financial services (net) and other operating income	72	65	63	81	84
General administrative expenses	(796)	(812)	(811)	(832)	(846)
Personnel	(562)	(569)	(560)	(569)	(587)
Other administrative expenses	(234)	(243)	(251)	(263)	(259)
Depreciation and amortisation	(111)	(116)	(117)	(108)	(115)
Net operating income	1,105	1,199	1,184	1,259	1,292
Net loan loss provisions	(168)	(255)	(209)	(265)	(203)
Other income	(14)	(7)	(6)	(34)	(10)
Income before taxes	923	936	969	960	1,079

Retail Banking Spain
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	940	817	123	15.1
Income from companies accounted for by the equity method	2	5	(4)	(71.2)
Net fees	554	544	10	1.7
Insurance activity	—	—	—	—
Commercial revenue	1,495	1,366	129	9.4
Gains (losses) on financial transactions	115	84	31	37.3
Gross operating income	1,610	1,450	160	11.0
Income from non-financial services (net) and other operating income	81	70	11	15.2
General administrative expenses	(645)	(614)	(31)	5.1
Personnel	(470)	(453)	(17)	3.8
Other administrative expenses	(174)	(161)	(14)	8.6
Depreciation and amortisation	(89)	(88)	(1)	1.5
Net operating income	957	819	138	16.9
Net loan loss provisions	(138)	(110)	(28)	25.3
Other income	(3)	(8)	4	(55.5)
Income before taxes	816	701	114	16.3

Retail Banking Spain
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	817	856	885	914	940
Income from companies accounted for by the equity method	5	4	7	9	2
Net fees	544	564	570	596	554
Insurance activity	—	—	—	—	—
Commercial revenue	1,366	1,425	1,461	1,519	1,495
Gains (losses) on financial transactions	84	122	68	77	115
Gross operating income	1,450	1,547	1,530	1,596	1,610
Income from non-financial services (net) and other operating income	70	63	60	75	81
General administrative expenses	(614)	(620)	(619)	(633)	(645)
Personnel	(453)	(456)	(448)	(458)	(470)
Other administrative expenses	(161)	(164)	(171)	(174)	(174)
Depreciation and amortisation	(88)	(92)	(92)	(84)	(89)
Net operating income	819	898	879	955	957
Net loan loss provisions	(110)	(157)	(130)	(183)	(138)
Other income	(8)	(6)	(10)	(9)	(3)
Income before taxes	701	736	739	763	816

Retail Banking Portugal
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	155	148	7	4.8
Income from companies accounted for by the equity method	—	—	—	—
Net fees	81	65	16	23.8
Insurance activity	—	—	—	—
Commercial revenue	236	213	23	10.7
Gains (losses) on financial transactions	9	11	(2)	(21.3)
Gross operating income	245	224	20	9.1
Income from non-financial services (net) and other operating income	(3)	(2)	(0)	16.7
General administrative expenses	(98)	(99)	1	(0.9)
Personnel	(66)	(66)	(1)	0.8
Other administrative expenses	(32)	(33)	1	(4.1)
Depreciation and amortisation	(15)	(13)	(2)	11.5
Net operating income	129	110	19	17.6
Net loan loss provisions	3	(3)	6	—
Other income	(5)	1	(6)	—
Income before taxes	128	109	19	17.9

Retail Banking Portugal
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	148	164	150	158	155
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	65	65	73	62	81
Insurance activity	—	—	—	—	—
Commercial revenue	213	230	223	220	236
Gains (losses) on financial transactions	11	(5)	(5)	(8)	9
Gross operating income	224	225	218	213	245
Income from non-financial services (net) and other operating income	(2)	(2)	(2)	2	(3)
General administrative expenses	(99)	(101)	(97)	(98)	(98)
Personnel	(66)	(67)	(63)	(61)	(66)
Other administrative expenses	(33)	(34)	(34)	(37)	(32)
Depreciation and amortisation	(13)	(14)	(14)	(15)	(15)
Net operating income	110	108	105	102	129
Net loan loss provisions	(3)	(35)	(13)	(2)	3
Other income	1	(4)	2	(18)	(5)
Income before taxes	109	69	94	82	128

Other information
Spread	2.94	2.95	2.92	2.84	2.85
Spread loans	1.86	1.84	1.78	1.72	1.66
Spread deposits	1.08	1.11	1.14	1.12	1.19

Retail Banking United Kingdom (Abbey)
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	503	462	41	8.8
Income from companies accounted for by the equity method	1	1	0	51.9
Net fees	221	190	31	16.2
Insurance activity	—	—	—	—
Commercial revenue	725	653	72	11.0
Gains (losses) on financial transactions	108	71	37	51.9
Gross operating income	832	724	109	15.0
Income from non-financial services (net) and other operating income	14	18	(4)	(24.6)
General administrative expenses	(452)	(520)	68	(13.0)
Personnel	(260)	(280)	20	(7.0)
Other administrative expenses	(192)	(241)	48	(20.1)
Depreciation and amortisation	(26)	(27)	1	(1.9)
Net operating income	368	195	172	88.3
Net loan loss provisions	(88)	(58)	(30)	52.0
Other income	(1)	19	(20)	—
Income before taxes	278	156	122	77.9

Retail Banking United Kingdom (Abbey)
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	462	512	531	553	503
Income from companies accounted for by the equity method	1	1	0	1	1
Net fees	190	198	216	221	221
Insurance activity	—	—	—	—	—
Commercial revenue	653	711	747	775	725
Gains (losses) on financial transactions	71	123	74	78	108
Gross operating income	724	835	821	852	832
Income from non-financial services (net) and other operating income	18	(1)	8	12	14
General administrative expenses	(520)	(476)	(465)	(464)	(452)
Personnel	(280)	(262)	(256)	(284)	(260)
Other administrative expenses	(241)	(214)	(209)	(180)	(192)
Depreciation and amortisation	(27)	(29)	(27)	(32)	(26)
Net operating income	195	329	336	368	368
Net loan loss provisions	(58)	(101)	(86)	(74)	(88)
Other income	19	41	4	11	(1)
Income before taxes	156	270	255	305	278

Other information
Spread	1.46	1.44	1.46	1.45	1.44
Spread loans	0.71	0.70	0.72	0.72	0.72
Spread deposits	0.75	0.74	0.74	0.73	0.72

Retail Banking United Kingdom (Abbey)
Million pound sterling
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	345	321	24	7.6
Income from companies accounted for by the equity method	1	0	0	50.2
Net fees	152	132	20	15.0
Insurance activity	—	—	—	—
Commercial revenue	497	453	44	9.8
Gains (losses) on financial transactions	74	49	25	50.3
Gross operating income	571	502	69	13.8
Income from non-financial services (net) and other operating income	9	13	(3)	(25.4)
General administrative expenses	(310)	(361)	50	(14.0)
Personnel	(178)	(194)	16	(8.0)
Other administrative expenses	(132)	(167)	35	(20.9)
Depreciation and amortisation	(18)	(19)	1	(2.9)
Net operating income	252	135	117	86.3
Net loan loss provisions	(61)	(40)	(20)	50.4
Other income	(1)	13	(14)	—
Income before taxes	191	108	82	76.0

Retail Banking United Kingdom (Abbey)
Million pound sterling

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	321	348	363	376	345
Income from companies accounted for by the equity method	0	1	0	0	1
Net fees	132	135	148	150	152
Insurance activity	—	—	—	—	—
Commercial revenue	453	483	511	527	497
Gains (losses) on financial transactions	49	84	50	53	74
Gross operating income	502	567	561	580	571
Income from non-financial services (net) and other operating income	13	(1)	5	8	9
General administrative expenses	(361)	(323)	(318)	(315)	(310)
Personnel	(194)	(177)	(175)	(193)	(178)
Other administrative expenses	(167)	(145)	(143)	(122)	(132)
Depreciation and amortisation	(19)	(19)	(18)	(22)	(18)
Net operating income	135	224	230	250	252
Net loan loss provisions	(40)	(69)	(58)	(50)	(61)
Other income	13	28	3	8	(1)
Income before taxes	108	184	174	208	191

Retail Banking Latin America
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	1,072	745	327	43.8
Income from companies accounted for by the equity method	2	0	2	389.6
Net fees	495	333	162	48.7
Insurance activity	—	—	—	—
Commercial revenue	1,570	1,079	491	45.5
Gains (losses) on financial transactions	51	91	(40)	(44.2)
Gross operating income	1,621	1,170	450	38.5
Income from non-financial services (net) and other operating income	(17)	(13)	(4)	27.9
General administrative expenses	(806)	(639)	(167)	26.2
Personnel	(427)	(348)	(80)	22.9
Other administrative expenses	(379)	(291)	(88)	30.2
Depreciation and amortisation	(66)	(68)	2	(2.7)
Net operating income	732	451	281	62.3
Net loan loss provisions	(154)	(48)	(106)	221.4
Other income	(4)	(48)	44	(91.2)
Income before taxes	573	355	218	61.6

Retail Banking Latin America
Million euros
	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	745	841	919	1,078	1,072
Income from companies accounted for by the equity method	0	3	2	2	2
Net fees	333	360	429	457	495
Insurance activity	—	—	—	—	—
Commercial revenue	1,079	1,204	1,349	1,536	1,570
Gains (losses) on financial transactions	91	43	84	5	51
Gross operating income	1,170	1,247	1,433	1,541	1,621
Income from non-financial services (net) and other operating income	(13)	(19)	(23)	(14)	(17)
General administrative expenses	(639)	(709)	(757)	(834)	(806)
Personnel	(348)	(379)	(401)	(433)	(427)
Other administrative expenses	(291)	(330)	(356)	(401)	(379)
Depreciation and amortisation	(68)	(69)	(80)	(86)	(66)
Net operating income	451	451	575	608	732
Net loan loss provisions	(48)	(39)	(73)	(119)	(154)
Other income	(48)	(53)	(97)	(182)	(4)
Income before taxes	355	359	405	306	573

Retail Banking Latin America
Million dollars
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	1,289	977	311	31.8
Income from companies accounted for by the equity method	3	1	2	348.8
Net fees	595	437	159	36.3
Insurance activity	—	—	—	—
Commercial revenue	1,887	1,415	472	33.3
Gains (losses) on financial transactions	61	120	(59)	(48.9)
Gross operating income	1,948	1,535	413	26.9
Income from non-financial services (net) and other operating income	(21)	(18)	(3)	17.2
General administrative expenses	(969)	(838)	(131)	15.7
Personnel	(514)	(456)	(58)	12.6
Other administrative expenses	(455)	(382)	(74)	19.3
Depreciation and amortisation	(79)	(89)	10	(10.8)
Net operating income	879	591	288	48.8
Net loan loss provisions	(186)	(63)	(123)	194.6
Other income	(5)	(63)	58	(91.9)
Income before taxes	689	465	224	48.1

Retail Banking Latin America
Million dollars
	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	977	1,060	1,123	1,294	1,289
Income from companies accounted for by the equity method	1	4	2	2	3
Net fees	437	454	525	547	595
Insurance activity	—	—	—	—	—
Commercial revenue	1,415	1,518	1,650	1,844	1,887
Gains (losses) on financial transactions	120	53	103	3	61
Gross operating income	1,535	1,572	1,753	1,847	1,948
Income from non-financial services (net) and other operating income	(18)	(24)	(28)	(16)	(21)
General administrative expenses	(838)	(894)	(924)	(999)	(969)
Personnel	(456)	(478)	(489)	(518)	(514)
Other administrative expenses	(382)	(416)	(435)	(481)	(455)
Depreciation and amortisation	(89)	(87)	(97)	(103)	(79)
Net operating income	591	567	704	729	879
Net loan loss provisions	(63)	(49)	(90)	(145)	(186)
Other income	(63)	(67)	(120)	(223)	(5)
Income before taxes	465	452	494	361	689

Retail Banking Brazil
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	398	265	133	50.0
Income from companies accounted for by the equity method	1	0	1	590.0
Net fees	204	121	84	69.3
Insurance activity	—	—	—	—
Commercial revenue	603	386	217	56.2
Gains (losses) on financial transactions	26	41	(14)	(35.1)
Gross operating income	629	427	203	47.5
Income from non-financial services (net) and other operating income	4	2	2	110.0
General administrative expenses	(339)	(260)	(79)	30.3
Personnel	(174)	(144)	(30)	21.0
Other administrative expenses	(165)	(116)	(49)	41.8
Depreciation and amortisation	(26)	(34)	8	(24.3)
Net operating income	269	135	134	99.5
Net loan loss provisions	(91)	(24)	(68)	285.7
Other income	1	3	(2)	(66.6)
Income before taxes	179	115	64	56.0

Retail Banking Brazil
Million euros
	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	265	286	322	401	398
Income from companies accounted for by the equity method	0	0	0	1	1
Net fees	121	135	179	188	204
Insurance activity	—	—	—	—	—
Commercial revenue	386	422	501	590	603
Gains (losses) on financial transactions	41	53	91	37	26
Gross operating income	427	475	592	626	629
Income from non-financial services (net) and other operating income	2	(4)	(1)	2	4
General administrative expenses	(260)	(288)	(314)	(350)	(339)
Personnel	(144)	(148)	(171)	(184)	(174)
Other administrative expenses	(116)	(139)	(144)	(166)	(165)
Depreciation and amortisation	(34)	(32)	(40)	(43)	(26)
Net operating income	135	151	236	235	269
Net loan loss provisions	(24)	(17)	(35)	(68)	(91)
Other income	3	(30)	(50)	(150)	1
Income before taxes	115	105	151	17	179

Other information
Spread	17.49	17.06	17.83	18.33	20.17
Spread loans	14.68	14.15	15.12	15.87	17.71
Spread deposits	2.81	2.91	2.71	2.46	2.46

Retail Banking Brazil
Million dollars
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	478	348	130	37.5
Income from companies accounted for by the equity method	1	0	1	532.5
Net fees	245	158	87	55.2
Insurance activity	—	—	—	—
Commercial revenue	725	506	218	43.2
Gains (losses) on financial transactions	32	53	(22)	(40.5)
Gross operating income	756	559	197	35.2
Income from non-financial services (net) and other operating income	5	2	2	92.4
General administrative expenses	(407)	(341)	(66)	19.5
Personnel	(209)	(188)	(21)	10.9
Other administrative expenses	(198)	(153)	(46)	30.0
Depreciation and amortisation	(31)	(45)	14	(30.6)
Net operating income	323	177	146	82.9
Net loan loss provisions	(110)	(31)	(79)	253.6
Other income	1	5	(3)	(69.4)
Income before taxes	215	150	65	43.0

Retail Banking Brazil
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	348	360	393	483	478
Income from companies accounted for by the equity method	0	1	0	1	1
Net fees	158	171	220	226	245
Insurance activity	—	—	—	—	—
Commercial revenue	506	532	613	710	725
Gains (losses) on financial transactions	53	67	113	42	32
Gross operating income	559	599	726	752	756
Income from non-financial services (net) and other operating income	2	(5)	(2)	3	5
General administrative expenses	(341)	(363)	(384)	(420)	(407)
Personnel	(188)	(187)	(209)	(220)	(209)
Other administrative expenses	(153)	(176)	(175)	(200)	(198)
Depreciation and amortisation	(45)	(40)	(49)	(51)	(31)
Net operating income	177	191	291	283	323
Net loan loss provisions	(31)	(21)	(44)	(83)	(110)
Other income	5	(38)	(63)	(185)	1
Income before taxes	150	131	185	15	215

Retail Banking Brazil
Million brazilian real
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	1,049	927	122	13.2
Income from companies accounted for by the equity method	2	0	2	420.6
Net fees	538	421	117	27.7
Insurance activity	—	—	—	—
Commercial revenue	1,588	1,348	240	17.8
Gains (losses) on financial transactions	70	142	(73)	(51.0)
Gross operating income	1,658	1,490	168	11.3
Income from non-financial services (net) and other operating income	10	7	4	58.4
General administrative expenses	(893)	(908)	15	(1.7)
Personnel	(458)	(501)	44	(8.7)
Other administrative expenses	(435)	(407)	(28)	7.0
Depreciation and amortisation	(68)	(119)	51	(42.9)
Net operating income	708	471	238	50.5
Net loan loss provisions	(240)	(83)	(158)	191.0
Other income	3	12	(9)	(74.8)
Income before taxes	471	400	71	17.7

Retail Banking Brazil
Million brazilian real

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	927	888	916	1,098	1,049
Income from companies accounted for by the equity method	0	2	1	2	2
Net fees	421	422	518	513	538
Insurance activity	—	—	—	—	—
Commercial revenue	1,348	1,312	1,435	1,613	1,588
Gains (losses) on financial transactions	142	166	270	87	70
Gross operating income	1,490	1,478	1,704	1,700	1,658
Income from non-financial services (net) and other operating income	7	(13)	(4)	6	10
General administrative expenses	(908)	(895)	(894)	(948)	(893)
Personnel	(501)	(459)	(487)	(497)	(458)
Other administrative expenses	(407)	(436)	(408)	(452)	(435)
Depreciation and amortisation	(119)	(98)	(114)	(115)	(68)
Net operating income	471	471	692	643	708
Net loan loss provisions	(83)	(51)	(104)	(195)	(240)
Other income	12	(98)	(153)	(442)	3
Income before taxes	400	322	435	7	471

Retail Banking Mexico
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	283	189	93	49.4
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	104	75	29	38.5
Insurance activity	—	—	—	—
Commercial revenue	387	264	122	46.3
Gains (losses) on financial transactions	8	8	(0)	(1.9)
Gross operating income	395	273	122	44.8
Income from non-financial services (net) and other operating income	(11)	(10)	(1)	11.3
General administrative expenses	(186)	(150)	(36)	24.0
Personnel	(92)	(75)	(17)	22.6
Other administrative expenses	(94)	(75)	(19)	25.3
Depreciation and amortisation	(15)	(12)	(3)	22.7
Net operating income	183	100	82	82.2
Net loan loss provisions	(25)	(9)	(16)	176.8
Other income	(14)	(11)	(3)	28.4
Income before taxes	143	80	63	78.9

Retail Banking Mexico
Million euros
	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	189	214	230	268	283
Income from companies accounted for by the equity method	0	—	—	—	—
Net fees	75	81	80	90	104
Insurance activity	—	—	—	—	—
Commercial revenue	264	296	310	358	387
Gains (losses) on financial transactions	8	(23)	5	(14)	8
Gross operating income	273	273	315	345	395
Income from non-financial services (net) and other operating income	(10)	(11)	(13)	(7)	(11)
General administrative expenses	(150)	(167)	(173)	(198)	(186)
Personnel	(75)	(82)	(79)	(83)	(92)
Other administrative expenses	(75)	(86)	(93)	(115)	(94)
Depreciation and amortisation	(12)	(14)	(15)	(19)	(15)
Net operating income	100	81	114	121	183
Net loan loss provisions	(9)	(10)	(9)	(12)	(25)
Other income	(11)	1	(28)	(19)	(14)
Income before taxes	80	72	78	91	143

Other information
Spread	10.87	11.30	11.06	11.19	11.19
Spread loans	6.85	7.40	7.34	7.62	7.94
Spread deposits	4.02	3.90	3.72	3.57	3.25

Retail Banking Mexico
Million dollars
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	340	248	92	37.0
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	125	98	27	26.9
Insurance activity	—	—	—	—
Commercial revenue	465	347	118	34.1
Gains (losses) on financial transactions	10	11	(1)	(10.1)
Gross operating income	475	357	117	32.8
Income from non-financial services (net) and other operating income	(14)	(13)	(0)	2.0
General administrative expenses	(223)	(197)	(27)	13.6
Personnel	(111)	(98)	(12)	12.4
Other administrative expenses	(113)	(98)	(15)	14.8
Depreciation and amortisation	(18)	(16)	(2)	12.5
Net operating income	219	131	88	67.0
Net loan loss provisions	(30)	(12)	(18)	153.7
Other income	(17)	(15)	(3)	17.7
Income before taxes	172	105	67	64.0

Retail Banking Mexico
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	248	270	281	322	340
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—
Net fees	98	103	97	108	125
Insurance activity	—	—	—	—	—
Commercial revenue	347	373	378	430	465
Gains (losses) on financial transactions	11	(29)	7	(17)	10
Gross operating income	357	344	385	413	475
Income from non-financial services (net) and other operating income	(13)	(14)	(16)	(8)	(14)
General administrative expenses	(197)	(211)	(211)	(237)	(223)
Personnel	(98)	(103)	(97)	(99)	(111)
Other administrative expenses	(98)	(108)	(114)	(139)	(113)
Depreciation and amortisation	(16)	(17)	(18)	(23)	(18)
Net operating income	131	102	140	146	219
Net loan loss provisions	(12)	(13)	(11)	(15)	(30)
Other income	(15)	1	(35)	(23)	(17)
Income before taxes	105	90	94	109	172

Retail Banking Mexico
Million new mexican peso
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	3,601	2,773	827	29.8
Income from companies accounted for by the equity method	—	0	(0)	(100.0)
Net fees	1,325	1,101	224	20.3
Insurance activity	—	—	—	—
Commercial revenue	4,925	3,874	1,051	27.1
Gains (losses) on financial transactions	105	123	(18)	(14.7)
Gross operating income	5,030	3,997	1,033	25.8
Income from non-financial services (net) and other operating income	(144)	(149)	5	(3.3)
General administrative expenses	(2,368)	(2,198)	(169)	7.7
Personnel	(1,172)	(1,100)	(72)	6.6
Other administrative expenses	(1,196)	(1,099)	(97)	8.9
Depreciation and amortisation	(192)	(180)	(12)	6.7
Net operating income	2,326	1,469	857	58.3
Net loan loss provisions	(320)	(133)	(187)	140.5
Other income	(181)	(162)	(19)	11.6
Income before taxes	1,825	1,174	651	55.4

Retail Banking Mexico
Million new mexican peso
	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	2,773	2,964	3,008	3,461	3,601
Income from companies accounted for by the equity method	0	(0)	(0)	(0)	—
Net fees	1,101	1,125	1,033	1,154	1,325
Insurance activity	—	—	—	—	—
Commercial revenue	3,874	4,089	4,041	4,615	4,925
Gains (losses) on financial transactions	123	(327)	76	(182)	105
Gross operating income	3,997	3,762	4,117	4,433	5,030
Income from non-financial services (net) and other operating income	(149)	(148)	(170)	(81)	(144)
General administrative expenses	(2,198)	(2,313)	(2,254)	(2,546)	(2,368)
Personnel	(1,100)	(1,131)	(1,031)	(1,056)	(1,172)
Other administrative expenses	(1,099)	(1,183)	(1,223)	(1,489)	(1,196)
Depreciation and amortisation	(180)	(190)	(191)	(242)	(192)
Net operating income	1,469	1,110	1,502	1,564	2,326
Net loan loss provisions	(133)	(140)	(113)	(156)	(320)
Other income	(162)	17	(381)	(243)	(181)
Income before taxes	1,174	987	1,008	1,165	1,825

Retail Banking Chile
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	193	129	64	50.1
Income from companies accounted for by the equity method	0	0	0	33.7
Net fees	63	40	23	56.9
Insurance activity	—	—	—	—
Commercial revenue	257	170	88	51.7
Gains (losses) on financial transactions	13	12	0	2.8
Gross operating income	270	182	88	48.4
Income from non-financial services (net) and other operating income	(3)	(0)	(3)	—
General administrative expenses	(105)	(84)	(22)	26.0
Personnel	(65)	(49)	(15)	30.8
Other administrative expenses	(41)	(34)	(7)	19.2
Depreciation and amortisation	(11)	(9)	(2)	19.5
Net operating income	151	89	62	69.6
Net loan loss provisions	(30)	(24)	(6)	24.7
Other income	(0)	(3)	2	(80.5)
Income before taxes	120	62	58	93.3

Retail Banking Chile
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	129	177	194	217	193
Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	40	44	59	62	63
Insurance activity	—	—	—	—	—
Commercial revenue	170	221	253	279	257
Gains (losses) on financial transactions	12	2	(18)	(30)	13
Gross operating income	182	223	235	249	270
Income from non-financial services (net) and other operating income	(0)	(1)	(2)	(2)	(3)
General administrative expenses	(84)	(92)	(106)	(103)	(105)
Personnel	(49)	(60)	(62)	(64)	(65)
Other administrative expenses	(34)	(32)	(43)	(39)	(41)
Depreciation and amortisation	(9)	(10)	(12)	(11)	(11)
Net operating income	89	120	116	132	151
Net loan loss provisions	(24)	(18)	(29)	(34)	(30)
Other income	(3)	(17)	(5)	5	(0)
Income before taxes	62	85	81	104	120

Other information
Spread	5.79	6.01	5.87	5.45	5.71
Spread loans	4.73	5.01	4.89	4.50	4.68
Spread deposits	1.06	1.00	0.98	0.95	1.03

Retail Banking Chile
Million dollars
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	232	169	63	37.6
Income from companies accounted for by the equity method	0	0	0	22.5
Net fees	76	53	23	43.8
Insurance activity	—	—	—	—
Commercial revenue	309	222	87	39.0
Gains (losses) on financial transactions	15	16	(1)	(5.8)
Gross operating income	324	238	86	36.0
Income from non-financial services (net) and other operating income	(3)	(0)	(3)	—
General administrative expenses	(127)	(110)	(17)	15.5
Personnel	(78)	(65)	(13)	19.8
Other administrative expenses	(49)	(45)	(4)	9.3
Depreciation and amortisation	(13)	(12)	(1)	9.5
Net operating income	181	116	65	55.5
Net loan loss provisions	(36)	(32)	(5)	14.3
Other income	(1)	(3)	3	(82.1)
Income before taxes	144	81	63	77.1

Retail Banking Chile
Million dollars

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	169	223	237	260	232
Income from companies accounted for by the equity method	0	0	0	0	0
Net fees	53	56	73	75	76
Insurance activity	—	—	—	—	—
Commercial revenue	222	280	310	335	309
Gains (losses) on financial transactions	16	2	(23)	(37)	15
Gross operating income	238	282	287	298	324
Income from non-financial services (net) and other operating income	(0)	(2)	(2)	(3)	(3)
General administrative expenses	(110)	(116)	(129)	(124)	(127)
Personnel	(65)	(76)	(76)	(77)	(78)
Other administrative expenses	(45)	(40)	(53)	(47)	(49)
Depreciation and amortisation	(12)	(12)	(15)	(13)	(13)
Net operating income	116	152	141	159	181
Net loan loss provisions	(32)	(22)	(35)	(41)	(36)
Other income	(3)	(22)	(6)	7	(1)
Income before taxes	81	108	99	125	144

Retail Banking Chile
Million chilean peso
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	122,307	97,709	24,599	25.2
Income from companies accounted for by the equity method	236	212	24	11.5
Net fees	40,177	30,697	9,480	30.9
Insurance activity	—	—	—	—
Commercial revenue	162,720	128,617	34,103	26.5
Gains (losses) on financial transactions	7,937	9,258	(1,321)	(14.3)
Gross operating income	170,657	137,875	32,782	23.8
Income from non-financial services (net) and other operating income	(1,601)	(4)	(1,597)	—
General administrative expenses	(66,629)	(63,379)	(3,251)	5.1
Personnel	(40,890)	(37,492)	(3,398)	9.1
Other administrative expenses	(25,739)	(25,886)	147	(0.6)
Depreciation and amortisation	(7,089)	(7,111)	22	(0.3)
Net operating income	95,339	67,382	27,957	41.5
Net loan loss provisions	(19,107)	(18,365)	(741)	4.0
Other income	(313)	(1,922)	1,608	(83.7)
Income before taxes	75,919	47,095	28,824	61.2

Retail Banking Chile
Million chilean peso

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	97,709	129,756	131,078	138,262	122,307
Income from companies accounted for by the equity method	212	93	(1)	54	236
Net fees	30,697	32,557	40,286	39,623	40,177
Insurance activity	—	—	—	—	—
Commercial revenue	128,617	162,406	171,363	177,938	162,720
Gains (losses) on financial transactions	9,258	1,187	(13,206)	(20,585)	7,937
Gross operating income	137,875	163,593	158,157	157,354	170,657
Income from non-financial services (net) and other operating income	(4)	(1,101)	(1,161)	(1,656)	(1,601)
General administrative expenses	(63,379)	(67,186)	(71,248)	(64,967)	(66,629)
Personnel	(37,492)	(43,893)	(41,829)	(40,422)	(40,890)
Other administrative expenses	(25,886)	(23,293)	(29,419)	(24,545)	(25,739)
Depreciation and amortisation	(7,111)	(7,203)	(8,164)	(6,815)	(7,089)
Net operating income	67,382	88,103	77,584	83,915	95,339
Net loan loss provisions	(18,365)	(12,908)	(19,644)	(21,772)	(19,107)
Other income	(1,922)	(12,763)	(3,348)	4,370	(313)
Income before taxes	47,095	62,431	54,592	66,513	75,919

Global Wholesale Banking
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	256	191	65	34.1
Income from companies accounted for by the equity method	—	1	(1)	(100.0)
Net fees	153	111	42	37.9
Insurance activity	—	—	—	—
Commercial revenue	409	303	106	35.1
Gains (losses) on financial transactions	234	145	90	61.9
Gross operating income	644	448	196	43.8
Income from non-financial services (net) and other operating income	(8)	(7)	(1)	19.6
General administrative expenses	(157)	(136)	(21)	15.7
Personnel	(97)	(82)	(16)	19.2
Other administrative expenses	(60)	(54)	(6)	10.3
Depreciation and amortisation	(15)	(13)	(3)	22.1
Net operating income	463	293	171	58.3
Net loan loss provisions	(55)	(19)	(36)	195.0
Other income	36	8	28	356.8
Income before taxes	445	282	163	57.7

			Variation
	31.03.06	31.03.05	Amount	%
Business volumes
Total assets	136,641	135,028	1,613	1.2
Loans and credits	30,672	25,977	4,695	18.1
Customer deposits	35,565	40,969	(5,403)	(13.2)

Global Wholesale Banking
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	191	164	192	181	256
Income from companies accounted for by the equity method	1	(1)	—	—	—
Net fees	111	128	116	134	153
Insurance activity	—	—	—	—	—
Commercial revenue	303	291	308	314	409
Gains (losses) on financial transactions	145	249	94	166	234
Gross operating income	448	541	402	481	644
Income from non-financial services (net) and other operating income	(7)	(2)	(8)	(8)	(8)
General administrative expenses	(136)	(142)	(143)	(150)	(157)
Personnel	(82)	(87)	(85)	(97)	(97)
Other administrative expenses	(54)	(55)	(58)	(52)	(60)
Depreciation and amortisation	(13)	(15)	(14)	(17)	(15)
Net operating income	293	381	237	306	463
Net loan loss provisions	(19)	10	(3)	(57)	(55)
Other income	8	4	7	(8)	36
Income before taxes	282	395	242	240	445

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Business volumes
Total assets	135,028	133,326	138,907	145,163	136,641
Loans and credits	25,977	27,847	27,264	30,163	30,672
Customer deposits	40,969	34,152	36,017	35,592	35,565

Asset Management and Insurance
Million euros
			Variation
	Q1 '06	Q1 '05	Amount	%
Income statement
Net interest income	(32)	(36)	4	(11.3)
Income from companies accounted for by the equity method	—	—	—	—
Net fees	180	141	39	27.9
Insurance activity	210	214	(4)	(2.1)
Commercial revenue	358	319	39	12.3
Gains (losses) on financial transactions	14	14	0	0.6
Gross operating income	372	333	39	11.8
Income from non-financial services (net) and other operating income	(0)	0	(1)	—
General administrative expenses	(154)	(138)	(16)	11.4
Personnel	(84)	(65)	(19)	28.6
Other administrative expenses	(70)	(73)	3	(4.0)
Depreciation and amortisation	(5)	(5)	0	(4.7)
Net operating income	213	190	23	12.2
Net loan loss provisions	0	(4)	4	—
Other income	(4)	9	(13)	—
Income before taxes	209	194	15	7.5

			Variation
	31.03.06	31.03.05	Amount	%
Business volumes
Total assets	9,835	7,266	2,570	35.4
Loans and credits	162	369	(207)	(56.2)
Customer deposits	1	24	(24)	(97.2)

Asset Management and Insurance
Million euros

	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06
Income statement
Net interest income	(36)	(37)	(34)	(39)	(32)
Income from companies accounted for by the equity method	—	—	—	—	—
Net fees	141	149	181	196	180
Insurance activity	214	184	213	202	210
Commercial revenue	319	296	360	360	358
Gains (losses) on financial transactions	14	9	5	4	14
Gross operating income	333	305	365	364	372
Income from non-financial services (net) and other operating income	0	(0)	0	(0)	(0)
General administrative expenses	(138)	(161)	(163)	(200)	(154)
Personnel	(65)	(73)	(82)	(87)	(84)
Other administrative expenses	(73)	(88)	(81)	(113)	(70)
Depreciation and amortisation	(5)	(4)	(6)	(4)	(5)
Net operating income	190	140	196	159	213
Net loan loss provisions	(4)	4	0	0	0
Other income	9	1	(5)	(1)	(4)
Income before taxes	194	144	191	158	209

	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06
Business volumes
Total assets	7,266	8,087	8,496	9,172	9,835
Loans and credits	369	249	251	194	162
Customer deposits	24	23	18	21	1

NPL ratio
%
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Continental Europe	0.83	0.79	0.77	0.76	0.76
Santander Netwok	0.60	0.59	0.59	0.59	0.56
Banesto	0.57	0.54	0.49	0.49	0.46
Santander Consumer	2.36	2.18	2.28	2.40	2.41
Portugal	1.23	1.03	0.87	0.78	0.71
United Kingdom (Abbey)	0.84	0.80	0.74	0.67	0.64
Latin America	2.64	2.09	1.90	1.82	1.71
Brazil	2.70	2.89	2.92	2.88	2.76
Mexico	0.89	0.89	0.85	0.89	0.69
Chile	3.42	2.98	2.45	2.31	2.15
Operating Areas	1.02	0.94	0.89	0.86	0.83

Spain	0.61	0.59	0.58	0.57	0.56

NPL coverage
%
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Continental Europe	227.46	240.04	246.03	246.60	247.61
Santander Netwok	267.12	274.52	284.78	289.26	299.75
Banesto	336.68	349.50	380.09	371.55	392.62
Santander Consumer	127.23	128.63	124.66	125.20	124.43
Portugal	182.44	216.93	244.38	243.19	258.04
United Kingdom (Abbey)	71.81	73.73	70.69	77.72	79.32
Latin America	160.86	182.04	185.01	186.50	183.37
Brazil	188.11	164.62	147.80	138.52	126.24
Mexico	290.07	286.56	280.50	273.43	335.91
Chile	130.95	141.12	160.75	165.57	165.07
Operating Areas	161.12	172.81	174.32	182.33	184.72

Spain	286.12	299.57	311.67	317.86	322.28

Spreads loans and deposits
%
	Q1 '05	Q2 '05	Q3 '05	Q4 '05	Q1 '06

Santander Network
Spread loans	1.40	1.43	1.45	1.46	1.39
Spread deposits	1.53	1.50	1.49	1.54	1.71
SUM	2.93	2.93	2.94	3.00	3.10

Retail Banking Banesto
Spread loans	1.50	1.48	1.46	1.43	1.38
Spread deposits	1.30	1.31	1.29	1.41	1.54
SUM	2.80	2.79	2.75	2.84	2.92

Santander Consumer Finance
Spread loans	5.14	5.00	5.08	4.81	4.79

Retail Banking Portugal
Spread loans	1.86	1.84	1.78	1.72	1.66
Spread deposits	1.08	1.11	1.14	1.12	1.19
SUM	2.94	2.95	2.92	2.84	2.85

Retail Banking Abbey
Spread loans	0.71	0.70	0.72	0.72	0.72
Spread deposits	0.75	0.74	0.74	0.73	0.72
SUM	1.46	1.44	1.46	1.45	1.44

Retail Banking Brazil
Spread loans	14.68	14.15	15.12	15.87	17.71
Spread deposits	2.81	2.91	2.71	2.46	2.46
SUM	17.49	17.06	17.83	18.33	20.17

Retail Banking Mexico
Spread loans	6.85	7.40	7.34	7.62	7.94
Spread deposits	4.02	3.90	3.72	3.57	3.25
SUM	10.87	11.30	11.06	11.19	11.19

Retail Banking Chile
Spread loans	4.73	5.01	4.89	4.50	4.68
Spread deposits	1.06	1.00	0.98	0.95	1.03
SUM	5.79	6.01	5.87	5.45	5.71

Risk-weighted assets
Million euros
	31.03.05	30.06.05	30.09.05	31.12.05	31.03.06

Continental Europe	183,244	195,856	198,308	212,605	223,842
Santander Netwok	69,944	71,968	74,609	79,622	83,185
Banesto	44,254	49,491	49,251	49,715	55,413
Santander Consumer	24,875	26,890	27,795	28,474	28,405
Portugal	22,156	21,569	22,320	22,960	22,891
United Kingdom (Abbey)	92,025	92,903	102,634	101,567	107,817
Latin America	47,086	56,025	56,109	62,972	66,242
Brazil	10,025	14,186	13,606	14,979	16,811
Mexico	10,143	12,453	11,237	13,621	13,017
Chile	10,460	11,858	12,997	13,730	14,403
Operating Areas	322,356	344,784	357,051	377,143	397,901
Financial management and equity stakes	36,478	39,644	44,120	35,591	29,706
Total	358,834	384,428	401,171	412,734	427,607

Abbey

January to March
2006

London, 28 April 2006

Item 5

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. (“Santander”) (SAN.MC, STD.N).  Santander
is one of largest banks in the world by market capitalisation.  Founded in 1857, Santander has 66 million customers, over 10,000 offices and a presence in over 40 countries.  It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal, where it is the 3rd largest banking group.  Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.
Santander obtained a secondary listing of its ordinary shares on the London Stock Exchange in 2005 and Abbey continues to have its preference shares listed on the London Stock Exchange.  Nothing in this presentation constitutes or should be construed as constituting a profit forecast.
Abbey and Santander both caution that this presentation may contain forward-looking statements.  The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US
Securities and Exchange Commission.  Such forward looking statements are found in various places throughout this presentation.  Words such as
“believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward looking statements include, without limitation, statements concerning  our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance.  We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the
foregoing.   The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to
Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

Disclaimer

Contents

Business flows

Financials

Conclusions

Appendix

3

Market environment

Annual GDP growth (%)

3.4%
3.7%
3.0%
2.6%
2.0%
1.6%
1.8%
1.8%
2.0%
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Interest rates (%, quarterly average)

3.92%
4.25%
4.67%
4.75%
4.75%
4.75%
4.58%
4.50%
4.50%
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Annual CPI inflation rate (%)

1.3%
1.4%
1.2%
1.4%
1.7%
1.9%
2.4%
2.1%
2.0%
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

GBP : Euro exchange rates (end period)

1.50
1.49
1.46
1.41
1.45
1.48
1.47
1.46
1.44
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

▢ - Abbey estimate

Abbey Santander

UK economic fundamentals show relatively benign conditions

4

Unemployment rate (%, ILO)

Sep-02
Jan-04

Source – Office for National Statistics

Retail sales growth (3m/3m,%)

2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05

Source – Office for National Statistics

Abbey Santander

Recent experience of increasing unemployment and weaker
retail sales growth

5

House purchase and remortgage approvals (number of approvals (000s))

140
110
Jan-04
Jul-04
Jan-05
Jul-05

Source – Bank of England

Annual house price growth (%)

End 2005 : 3.2%
End 2006 : 2.0%

Source – Office of the Deputy Prime Minister

Abbey
Santander

House purchase activity has been strong, almost back to the
level at the start of 2004 with house price rises at their highest since June 2004

Debt to income ratios have continued to rise, but annual debt growth slowed during 2005 and affordability has improved

6

Total retail lending market stock
969
1,001
1,033
1,060
1,079
1,106
1,133
1,160
1,181
14.9
15.0
14.4
13.2
12.0
11.1
10.3
10.3
10.3
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Mortgage lending market stock
800
827
854
877
893
917
942
967
988
15.0
15.1
14.6
13.0
11.7
10.8
10.2
10.4
10.7
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Consumer lending market stock
169
174
179
183
186
189
191
193
193
14.3
14.2
13.8
14.0
13.7
12.6
11.0
9.5
8.4
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
- Actual market size (£bn)
- Abbey estimated market size (£bn)
- Annual growth rates (%)

Abbey Santander

The growth in consumer debt experienced over recent years
slowed in 2005

7

Retail deposits (incl. current accounts)
822
844
860
877
896
920
939
957
976
9.7
9.5
9.2
8.3
9.1
9.0
9.2
9.1
8.9
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Retail funds under management*
228
236
243
251
265
279
293
308
22.0
19.0
16.0
13.0
16.0
18.0
21.0
23.0
Q1 '04
Q2 '04
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05

Source – Investment Managers Association

- Actual market size (£bn)   - Abbey estimated market size (£bn)   - Annual growth rates (%)

Abbey   Santander

Growth of retail funds under management exceeded growth
in other retail deposits

* Note: The Investment Management Association only publishes retail funds under management figures on an annual basis. The quarterly movements in the above graph have been calculated by Abbey assuming a constant growth rate in total balances through 2004 and 2005.

8

Contents

Market environment

Business flows

Financials

Conclusions

Appendix

9

2005 Abbey figures

leading player in the UK retail banking
industry…

…with a well established mortgage
business …

outstanding residential mortgages of £93.9 billion,
making it the second largest residential mortgage
lender

estimated 9.7% of market share

…and showing potential in other product
areas…

3.7% share of deposit flows in 2005, with over 6% of
total deposit stock

2.2% of share of investment new business up from
1.7% in 2004

… to an attractive customer franchise

Abbey has 18 million customers with a strong
presence in the “greater than £35k” customer salary
band

6.4 million customer hold more than 1 product

Abbey franchise

Abbey is a key retail participant in the UK banking industry

10

residential mortgage stock

£93.9bn

residential mortgage stock share

9.7%

UPL stock

£3.2bn

customer deposit stock

£62.2bn

life funds under management

£26.9m

net attributable profit

£420m

customers

18 million

branches

712

employees

20,642

ATMs

2,505

Revenue / cost jaws (2005)

2005
cost:income
Abbey
14%
60.4%
Competitor 1
10%
45.9%
Competitor 2
9%
45.6%
Competitor 3
5%
68.7%
Competitor 4
4%
44.4%
Competitor 5
4%
49.3%
Competitor 6
1%
47.8%
average PFS
cost:income
of < 50%

Abbey Santander

Abbey reduced its efficiency ratio in 2005 but still scope to improve

* Note: PFS results for peer group were calculated by Abbey based on reported financials.

11

16.15m
2.56m
Abbey
Rest of PFS
15.82m
0.327m
2.19m
= 18.34m

Abbey
Santander

Abbey’s customer franchise is large but underdeveloped

by internal definitions, 13.5 million customers are “active”

6.4 million customers hold more than 1 product

overlaps between entities is low so cannibalisation across brands is minimal activity

attractive regional customer profile, particularly strong in the more affluent South broad split of customers by age group with highest representation in 30-49 bracket customer relationships across all income segments but strong in the greater than £35k bands franchise characteristics suggest potential to improve

12

2005: definition and preparation
2006: renewal of supporting infrastructure
J-06
J-07
Q1
• Intranet SAN
• Renewal PCs
• Single Telephony Platform
Single customer database portal
Cash & personal accounts
Credit cards
Payments
UPLs and Mortgages

Abbey
Santander

Improvement in technology and MIS

quarter one progress in line with expectations

once completed, the branch MIS system will allow improvements in sales productivity daily new business volumes and prices by branch

branch balance sheet

next steps in sales productivity improvements (Q2 and Q3 2006):

implementation of commercial agenda

extending branch MIS capability to other channels

13

Consumer lending - stock

Secured lending - stock

Secured lending - gross lending

Secured lending - net lending

Unsecured lending - stock

Deposit stock

Deposit flows

Investments new business - APE

Protection new business - APE

...with a steady improvement in market shares

14

We continue to expand our product offering and recently
announced the introduction of Abbey’s credit card business

Abbey’s credit card business:

Abbey had only been achieving a 20% share of the credit card portfolio value and wanted to improve on this

Credit cards are a strategic core product within Santander

Under the new arrangement:

Abbey will be setting up its own operations in the UK, drawing on the expertise of Santander's global card division

Launch date is expected in the first quarter of 2007 - the new card will be one of the first products to run on Partenon

Under a transitional arrangement, MBNA will continue to operate and administer all Abbey-
branded cards until early 2007

15

Total residential mortgage gross lending (£ bn)

43%
4.9
6.6
8.1
8.0
7.0
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Residential mortgage net lending and stock (£ bn)

Stock
5%
90.3
91.0
92.5
93.9
95.2
(0.6)
0.7
1.5
1.4
1.4
Stock
Net lending

Total residential mortgage repayments (£ bn)

2%
5.5
5.9
6.5
6.7
5.6
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Abbey
Santander

Mortgage performance

Mortgage spread (%)

overall mortgage spread is slightly better than the
same period last year

new business pricing remains competitive, leading
to some limited downward pressure

16

Total UPL gross lending (£m)
36%
504
467
614
531
685
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Total UPL net lending (£m)
204%
74
32
180
99
225
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Total UPL stock (£bn)
21%
2.9
2.9
3.1
3.2
3.5
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Abbey
Santander

UPL growth from a low base

UPL spread (%)

growth in the UPL book is helping to support overall
asset spreads

new business margin through direct channels has
improved in Quarter 1 2006

17

Total savings flow (excl. current accounts) (£m)

344%
246
958
623
467
1,093
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Total customer deposit stock (£bn)

6%
59.9
60.9
61.7
62.2
63.5
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Total Abbey-branded current account flows (£m)

215%
68
20
128
110
214
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Abbey Santander

Strong current account growth, with savings growth
benefiting from a buoyant market

Liability spread (%)

overall deposit spreads in Quarter 1 2006 were
slightly lower

some signs of margin pressures easing in e-
channels

expect some further deterioration

18

Bank account openings (000)

10%
96
96
101
93
106
5
5
8
17
20
91
92
93
76
86
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Other
Switcher

Switcher account openings (000)

300%
Switcher accounts are of a higher quality, offering greater value
5
5
8
17
20
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06

Investment new business - API (£m)

63%
227
479
426
452
371
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06

Protection new business - APE (£m)

2%
19
21
22
20
19
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06

Abbey Santander

Other new business flows robust

19

Contents

Market environment

Business flows

Conclusions

Appendix

Financials

20

Quarter 1 2006 results themes

Profit and loss (versus Quarter 1 2005 unless otherwise stated)

income before taxes up over 50%

net interest income up 9%, but lower than Quarter 4 2005 driven by seasonality in the current quarter and disposals of leasing assets in 2005 ordinary income up 11%

further cost reduction from Quarter 4 2005 levels

provisions higher than 2005 quarterly average driven by maturing / growth of
UPL book

21

2006 profit and loss

£m

Q1 '06 v

Q1 '05

Q1

Q2

Q3

Q4

Q1

Change

£m

£m

£m

£m

£m

%

Net interest income

292

317

336

347

319

9%

Net Fees

148

150

179

178

173

17%

Insurance activities

112

87

104

99

99

(11%)

Earnings from financial operations

49

86

49

52

75

53%

Ordinary income

602

642

669

677

667

11%

Non-financial services

7

5

5

8

9

34%

Other operating income

6

(6)

0

0

0

(100%)

Total operating expenses

(435)

(409)

(398)

(410)

(383)

(12%)

Operating income

180

232

276

275

294

63%

Writeoffs, provisions and decline in value of assets

(40)

(69)

(58)

(50)

(61)

51%

Earnings from Group transactions

13

20

3

27

0

(100%)

Other income

0

8

0

(19)

(2)

-

Income before taxes

153

191

220

232

231

51%

Taxation expense

(52)

(53)

(73)

(65)

(64)

24%

Net attributable income

101

139

147

167

167

65%

2005

2006

22

Net interest income £m
+9%
292
317
336
347
319
8
32
40
46
22
284
285
296
301
297
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Core retail products
Other

Abbey Santander

Net interest income affected by seasonality and disposal
of leasing businesses in 2005

23

Net fee income (£m)
+17%
148
150
179
178
173
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Abbey
Santander

Fee income and stable insurance income underpinned a
solid overall income result

24

Total operating expenses (£m)
(12%)
435
409
398
410
382
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06

Full time equivalent (FTE)*
(16%)
23,962
22,267
20,950
20,642
20,044
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06

Abbey Santander

Costs reduction continuing with employment costs
impacted by salary inflation in Quarter 1 2006

* FTE represents closing total Abbey FTE each period

25

Mortgages – NPL's as % of asset (3 months +)

%
0.59
0.63
0.67
0.65
0.63
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Average indexed mortgage LTV (%)

45%
45%
46%
45%
45%
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

UPLs – NPL's as % of asset (3 months +)

%
1.74
1.66
1.56
1.70
1.73
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Average new business mortgage LTV (%)

59%
60%
60%
59%
60%
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06

Abbey Santander

Credit quality remaining strong

26

Contents

Market environment

Business flows

Financials

Conclusions

Appendix

27

Abbey summary

potential for
growth

management tools
are being
implemented

Partenon is key
enabler

low risk

on track

Abbey’s franchise strength is under-leveraged

UK PFS sector earnings growing

aiming for 5% revenue growth in 2006 with further cost reduction will take time for benefits to feed through to the P&L

focus on sales productivity across all channels

MIS systems at the branch level for the first time

return to growth in core markets, attack areas where Abbey is under-
represented

cost reduction continuing ahead of Partenon - further reduction of
2,000 roles in 2006

first milestones delilvered – more due in 2006

key to step changes in productivity and efficiency, and product capability

scope to broaden PFS risk appetite from low base

capital ratios strong

ordinary income up 11% versus Quarter 1 2005

further cost reduction from Q4 2005 levels

performance in Quarter 1 2006 in line with expectations

28

Contents

Market environment

Business flows

Financials

Conclusions

Appendix

29

Balance sheet

United Kingdom (Abbey)

£ m

Variation

31.03.06

31.03.05

Amount

%

Balance sheet

Loans and credits

121,063

110,458

10,604

9.6

Trading portfolio (w/o loans)

42,992

34,742

8,250

23.7

Available-for-sale financial assets

14

10

4

35.0

Due from credit institutions*

11,543

20,622

(9,079)

(44.0)

Intangible assets and property and equipment

3,513

3,594

(82)

(2.3)

Other assets

29,617

27,404

2,213

8.1

Total assets/liabilities & shareholders' equity

208,742

196,832

11,910

6.1

Customer deposits*

75,935

71,111

4,824

6.8

Marketable debt securities*

42,514

36,598

5,916

16.2

Subordinated debt

7,691

7,452

239

3.2

Insurance liabilities

25,009

23,545

1,464

6.2

Due to credit institutions*

30,203

24,770

5,434

21.9

Other liabilities

25,238

31,797

(6,559)

(20.6)

Shareholders' equity

2,151

1,559

592

38.0

Off-balance-sheet funds

4,111

3,983

128

3.2

   Mutual funds

4,111

3,983

128

3.2

   Pension funds

—

—

—

—

   Managed portfolios

—

—

—

—

Customer funds under management

155,261

142,689

12,572

8.8

Total managed funds

212,853

200,815

12,038

6.0

30

Investor Relations

Abbey House

Level 5

2 Triton Square

Regents Place

London NW1 3AN

e-mail: ir@abbey.com

www.abbey.com

Israel Santos

Tel. +44 (0) 20 7756 4181

Bruce Rush

Tel. +44 (0) 20 7756 4275

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 1st floor

Avda de Cantabria, s/n

28660 Boadilla del Monte, Madrid (Spain)

Tel.: +34 91 259 65 14 - +34 91 259 65 20

Fax: +34 91 257 02 45

e-mail: investor@gruposantander.com

www.gruposantander.com

Item 6

Argentina
1Q06 Results

Buenos Aires, April 28 2006

Santander and Banco Río caution that this presentation contains forward looking statements within the meaning of the
US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to:
(1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. Such information is referred to the consolidated perimeter of all the businesses that the Santander Group has in Argentina, and is presented pursuant to the criteria used at group level by Santander in Spain. Thus, the figures may be different from those which would be obtained when presenting Banco Río financial statements on individual basis and pursuant to Argentinean accounting principles.

Agenda

Economy: Argentina begins in 2006 its 4    high growth
consecutive year.

Financial System: it recovers from the crisis and heads
towards normalization.

Strengthening of the Franchise

Balance sheet quality

Market share gains in core products and businesses

Solid results in 1Q’06

Income from clients grow 60%

Gross operating income increases 62%

Cost / Income 49% and Fees/Expenses 89%

th

GDP (% Real Annual Growth )
9,0
8,8
7,0
5,0
2004
2005
2006 (e)
2007 (e)

Short Term interest rates (Average, %)
11,6
-0,4
-3,4
Real Rate
7,0
5,0
2,7
-7,3
-6,0
2004
2005
2006 (e)
2007 (e)

Inflation, %
6,1
12,3
13,0
12,0
2004
2005
2006 (e)
2007 (e)

Exchange Rate (average)
2,9
2,9
3,1
3,2
2004
2005
2006 (e)
2007 (e)

BANCO RIO

Santander

Macroeconomic Scenario

Argentina keeps high growth rates with unseen-before fiscal results for the country. The exchange rate remains stable against the dollar, although inflation is starting to become as something to be worried about.

Opportunity to take advantage from the growth scenario

Macroeconomic Scenario

Strong Growth of the economy; the GDP accumulates a 29% growth during the last 3 years. There are no signs of deceleration. The main drivers of the economic expansion are private consumption, investments and exports. A favorable international context helps.

Less external vulnerability; (i) strong twin surpluses (fiscal and commercial), (ii) floating exchange rate, (iii) important public and private debt reduction, with a new profile of manageable maturities, (iv) Central
Bank reserves accumulation.

Risk factors; (i) inflation, (ii) a sharp drop in commodities prices, (iii) lack of investments in utilities, specially the energy sector.

Agenda

Solid results in 1Q’06

Financial System: it recovers from the crisis and heads
towards normalization.

Strengthening of the Franchise

Balance sheet quality

Market share gains in core products and businesses

Income from clients grow 60%

Gross operating income increases 62%

Cost / Income 49% and Fees/Expenses 89%

Economy: Argentina begins in 2006 its 4th high growth

consecutive year.

Banking savings (Deposits + MF))

26
28
28
32
35
37
39
15,6
22,1
7,0
14,0
25,7
21,7
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar. 06

Deposits

Individuals sight 25%
Companies sight 23%
Term deposits 16%
Us$ dep. 44%
Remunerated CA 1%
25
26
26
30
32
33
34
15,4
19,0
5,9
13,1
21,5
16,4
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar. 06

Mutual funds

1.4
2,1
1,8
2,6
3,3
3,6
4,8
22,4
80,4
22,9
25,6
87,3
81,4
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar. 06

Volume *Interannual Variation %*

BANCO RIO Santander

Constant US$ Bn Mar 06

Strong growth in all savings products. Deposits, transactional and mutual funds growing at high rates

Financial System: Savings Growth

Private Sector loans
12
12
13
15
17
19
20,5
-19.1
-5,0
18,0
28,1
29,0
38,9
Individuals loans
Consumer 63%
Mortgages 2.7%
5,0
5,0
5,5
6,3
7,0
7,8
8,5
-20,7
-6,1
11,2
24,5
25,8
35,5
Companies loans
5,6
6,5
7,8
8,5
10,2
11,2
12,0
-26,9
10,2
39,0
30,8
31,2
41,4
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar. 06
Volume
Interannual Variation %

BANCO RIO

Santander

Credit keeps on accelerating since post-crisis low levels. Individuals financing and small & middle companies growing at high rates.

Financial System: Loans Growth

Constant US$ Bn Mar 06

Private Sector loans / GDP
174
117
111
10.2
USA
Germany
Spain
Argentina

P. Sector loans / GDP - [Argentina], %
20.4
24.8
21.7
11.9
8.7
9.1
10.2
15.0
95
99
00
01
02
03
04
05
08(e)

BANCO RIO
Santander

Potential for “Bankarization”

Argentina has a high “bankarization” potential as an opportunity. It is still far below its historical rates.

Source: World Bank, Moody’s

In the next 30 months, the loans volume is expected to duplicate

Strong growth in loans and savings; volumes are still low compared to GDP.

Back to positive results; us$0.6 bill in 2005 (ROE 8%) or us$ 1.8 before balance sheet “clean-up” (ROE 21%). The system takes advantage of the negative real rate of deposits to clean up its balance.

Public  risk reduction; the percentage of public assets is reduced from 45% to
35%; the book and market value gap is reduced.

Improvements in Private risk; the participation of private assets grows from 20%
to 29%. Non performing loans reach historical minimums (7,6%), with 100%
coverage with provisions.

Injunctions clean-up advances; 50% already amortized. Still US$1.6 bill to clean up that will affect mainly in 2006 and 2007.

Equity value improvements; the market value of equity reaches US$ 6 bill, wich implies a 10% BIS ratio.

Return to the ADR´s market of an Argentine bank in the first quarter.

Financial System

Important advances in the balance sheet clean-up

Strong growth “bankarization” potential

Agenda

Economy: Argentina begins in 2006 its 4th high growth
consecutive year.

Financial System: it recovers from the crisis and heads
towards normalization.

Strengthening of the Franchise

Balance sheet quality

Market share gains in core products and businesses

Solid results in 1Q’06

Income from clients grow 60%

Gross operating income increases 62%

Cost / Income 49% and Fees/Expenses 89%

Our franchise

Assets: 4.139

Private Sector loans: 1.820

Banking savings: 3.790

Pension funds: 4.835

Net income (1Q06): 51,3

Mill US$, 31/03/06

Branches: 210 banking branches, 80 for pensions

ATM´s: 603

Clients (Mill.): 1,5 millions of banking clients and
2,4 millions affiliated to pension funds

Strategy: keys to strengthen the franchise

Optimize the
balance sheet
quality

Renewed focus in
efficiency and
service to clients

Grow with profitability

Achieving a better balance sheet structure than before the crisis

Strategy

Liquid assets*

Structural Public Risk

In pesos

In dollars

Private Sector Loans

NPL

Injunctions

Fixed Assets

Central Bank

Deposits

Sight

Term & institutional

Rescheduled

Lines & Corp. Bonds (US$)

Other (no cost)

Net Worth

2000

2002

Mar.06

11.9

36.6

0.5

36.1

45.4

2.2

-

    3.9

100.0

-

66.5

18.5

48.0

-

19.4

1.5

  12.6

100.0

7.5

57.9

26.4

31.5

16.1

9.6

4.1

    4.8

100.0

9.2

39.9

8.9

17.5

13.5

38.4

4.3

   8.2

100.0

22.4

23.9

21.5

2.4

44.7

0.6

3.5

    5.0

100.0

-

79.3

39.8

39.5

-

4.7

7.4

   8.6

100.0

Balance Sheet clean-up since
2002:

Local criteria

* Cash + Trading + Central Bank Notes

Subordinate debt capitalization
for US$ 527MM.

Public Risk exposure reduced
by  US$ 1.200 MM in bonds and
US$ 440 MM in loans

US$ 550 MM in external liabilities
pre-cancellation.

Central Bank’s liabilities pre-
cancellation of US$ 569 MM

Total private risk clean-up, post-
crisis. Currently NPL are 1,1%/
private risk,  231% coverage of
NPL with allowances.

Adjustable
Free Rated
US$
Public Sector Inflation Adjusted
Trading notes & Lebacs
Cash $
Private Sector
Cash US$
Private Sector US$
Public Sector US$
Injunctions
Fixed Assets
Adjustable TD
Non remunerated sight deposits
Remunerated sight deposits
Term Deposits
Other Liabilities (no cost)
Deposits US$
Bonds and Ext lines
Other Liabilities US$ (no cost)
Equity

BANCO RIO
Santander

Strategy

The cleaned-up balance sheet structure

23%

925

113

390

1.526

46

198

146

225

306

91

MM US$

%

MM US$

%

100%

3.965

100%

3.965

34%

21%

8%

5%

8%

10%

1.340

833

335

181

335

384

5%

180

7%

294

3%

10%

38%

1%

5%

4%

6%

8%

2%

Figures in US$ MM

Local criteria

2%

83

11%
10%
9%
8%
7%
Commercial Bkg Business
Global Business
10.8%
10.5%
9.9%
9.6%
9.4%
9.0%
8.7%
8.5%
8.3%
8.8%
8.5%
8.3%
8.3%
7.5%
Jun02
Dic03
Jun04
Dic04
Jun05
Dic05
Mar06

BANCO RIO

Santander

Strategy                     Banco RIO focuses on organic growth. Based on its franchise, Banco RIO takes advantage from the crisis to achieve the leading position in the new financial system

12M

Share

36M

Sight deposits

9,2%

Retail loans

11,1%

Credit & Debit

Cards (consumption)

15,9%

Middle Market loans

8,8%

Saving accounts

10,7%

Cash Management

14,5%

Time deposits +
Mutual funds

9,3%

Fee income

10,9%

Payroll accounts

6,9%

+0,7

+4,1

+2,4

+5,6

+0,8

+0,1

-0.5

+2,8

+1,8

Core Business

Commercial Bkg.

Business

10,8%

+2,9

  %

-0,3

+3,2

+0,9

+3,0

+0,4

+0,0

-1.2

+1,6

-0,2

+1,3

Commercial Bkg.: service income, small and middle
market companies loans, float, mortgage + pledge +
personal loans, credit and debit cards, payroll accounts,
Cash Management, time deposits + mutual funds

Global Business: Loans + Deposits + Mutual funds

Savings Volume (Deposits + Mutual Funds)

3.275
3.226
3.553
3.697
3.768
27,7
31,1
37,5
31,6
15,0
03.31.05
06.30.05
09.30.05
12.31.05
03.31.06
Savings Volume
Inter-annual variation, %

BANCO RIO

Santander

Good evolution in Global Business: Savings

* At average constant exchange rate 31.03.06

** Includes Current Accounts and Savings Accounts

Commercial Bkg.       35,7%

Rest                                          -7,5%

Commercial Banking savings grow 35,8%. Dependence on
institutional clients is reduced.

Volume

Mill US$

Inter-annual Rate %

Sight**

Term

Mutual F.

Total

1.715

1.348

705

14,6%

4,5%

25,2%

3.768

15.0%

Total

31,9%

33,2%

37,6%

35.7%

Comm. Bkg.

Billon. US$ Constant*

Credit Volume- Private Sector

1.808
1.649
1.379
1.187
1.009
79,2
72,6
57,4
32,3
25,5
03.31.05
06.30.05
09.30.05
12.31.05
03.31.06
Credit Volume
Inter-annual variation, %

BANCO RIO
Santander

Volumen

Mill US$

Inter-annual

Rate, %

Individuals

Retail**

Mortgages

Small &M. Mkt firms

Companies

Commercial Banking

Inst +Corp + Other

Total

529

339

898

482

173

255

1.326

146%

34%

81%

81%

136%

1.808

89%

79%

56%

Commercial Banking credit grows 89%

** Includes Credit & Debit cards

Good evolution in Global Business: Credit

* At average constant exchange rate 31.03.06

Billon. US$ Constant*

Billon. US$ Constant*

Agenda

Economy: Argentina begins in 2006 its 4th high growth
consecutive year.

Financial System: it recovers from the crisis and heads
towards normalization.

Strengthening of the Franchise

Balance sheet quality

Market share gains in core products and businesses

Solid results in 1Q’06

Income from clients grow 60%

Gross operating income increases 62%

Cost / Income 49% and Fees/Expenses 89%

14
27
10
38
11
38
6
43
4
49
1Q05
2Q05
3Q05
4Q05
1Q06
IM clients
IM not clients

BANCO RIO
Santander

Results: Interest Margin

Millions of Constant US$*

1Q05

1Q06

Var. 06 / 05%

IM clients

IM no clients

IM Total

* Average exchange rate of 1Q06

Interest Margin (NIM)

27

14

49

4

85,3

-73,3

40

53

31,2

Maintained growth in margin with clients, but still under fee income levels. Looking forward: Noticeable income growth opportunity for margin recomposition.

Credit Spread

Commercial Banking
4,5
4,4
4,4
3,9
3,2
4,4
3,1
3,1
3,0
2,5
Total Credit
1Q05
2Q05
3Q05
4Q05
1Q06

Spread del Ahorro Bancario

Commercial Banking
2,9
3,6
4,1
4,7
5,5
2,5
2,9
3,1
3,6
4,2
Total Savings
1Q05
2Q05
3Q05
4Q05
1Q06

BANCO RIO
Santander

Results: Spreads

The assets and liabilities spreads are influenced by the high systemic liquidity.
Based on its position in transactional deposits, Banco Rio increases its liabilities’
margin.

Fees

45
48
53
59
66
8
8
10
13
17
37
40
42
47
49
1Q05
2Q05
3Q05
4Q05
1Q06
Banking Fees
Pensions
Total

Main Items

BANCO RIO
Santander

Results: Fee income

96,3% increase in Pensions explained by the growth in collection produced by the amount of clients and higher contributions per client. Fees income allow an 89% coverage of expenses.

Million US$ Constant*

1Q05

1Q06

Var, %

Interannual

Account Management

14,2

39,3

Forex

Mutual Funds

Debit & Credit cards

Brokerage

Banking Fees

49,3

54,6

Pensions

Total Fees

65,9

45,6

* Average exchange Rate 1Q06

Foreign Trade Services

Insurances

Cash Management

Rest

10,2

2,9

8,9

2,7

1,7

23,6

1,4

12,9

44,7

8,9

1,7

159,5

0,6

2,6

24,1

2,1

8,2

64,3

5,0

3,6

43,2

2,5

1,6

3,4

16,6

8,4

96,3

36,8

45,2

-64,9

76
71
53
61
63
2
3
2
5
4
52
59
61
71
68
1Q05
2Q05
3Q05
4Q05
1Q06
GAE
Amortizations
Total

BANCO RIO
Santander

Expenses

Growth in expenses is below growth in fee income (+46%) and margin with clients
(+85%). Expected expenses growth for 2006 barely over 20%.

1T05

1T06

Var. 06 / 05, %

G. A. Expenses

Amortizations

GAE + Amort.

52

2

53

68

4

31,1

128,9

71

33,9

Constant* US$ MI

* To average exchange rate 1Q06

Net Operating Income

46
48
50
37
75
1Q05
2Q05
3Q05
4Q05
1Q06

BANCO RIO
Santander

Results: Net Operating Income

Net operating income improves, qualitatively and quantitatively, as a result of increased activity with clients and the growth in credit and savings.

1Q05

1Q06

Var.

06 / 05,%

Net Operating Income

Net Loan-Losses Provisions

Net O.I. after provisions

46

75

2

-11

63

-122

35

78

120

Constant* US$ MI

* To average exchange rate 1Q06

Net Loan-Losses Provisions

Constant* US$ Ml
11
7
10
2
-11
1Q05
2Q05
3Q05
4Q05
1Q06

NPL & Coverage, %

(Local criteria)
3,2
231,2
112,3
1,1
03.31.05
03.31.06
Coverage
Non performing loans (private sector)

BANCO RIO
Santander

Results: Provisions

Significant improvement in assets’ quality and their coverage with provisions. The risk premiums are in the minimum historical levels. Non performing loans to private sector is 1,1% (0,8% considering also loans to public sector).

* To average exchange rate 1Q06

Cost to Income*, %
52,1
57,1
55,5
64,6
49,0
1Q05
2Q05
3Q05
4Q05
1Q06

Fees / Expenses*, %
82,7
75,4
80,7
76,6
89,6
1Q05
2Q05
3Q05
4Q05
1Q06

BANCO RIO
Santander

Ratios

Despite net interest income has not recovered to normal levels, the cost to income ratio is below 50%. The coverage of expenses with fee income improves to 89.6%.

Opportunity to reach additional improvements in cost to income as long as the intermediation business continues recovering

*Includes Amortizations

*Includes Amortizations

Conclusions

Economy with high growth rates & lower external vulnerability.

Notable differentiation in quality of balance sheet after the clean up measures taken in 2005.

The franchise in the highest position, gaining 1.3% annually in retail banking market share.

Solid results in 1Q06

Growth in revenues from clients doubles growth in
expenses.

The recovery of credit and savings toward historical levels will foster furthermore the results (*).

(*) Banco RIO does not foresee the possibility of dividend payments until 2008, since the results of coming years will be used to strengthen the Bank’s capital ratios.

Income Statement 1Q06

1Q06

1Q05

Var %*

Var%

Current

Net Interest Income

53

40

31%

25%

Retail Banking

37

18

108%

99%

Global Wholesale Banking

15

6

164%

153%

Asset Management & Insurance

1

1

-4%

-8%

Corporate Activities

(0)

16

-100%

-100%

Net Fees

65

45

45%

39%

Insurance Activities

14

8

69%

62%

ROF

18

11

64%

47%

Gross Operating Income

150

105

42%

36%

OREX

(1)

(4)

-84%

-85%

General Adm. Expenses

(68)

(52)

31%

26%

Amortizations

(4)

(2)

129%

124%

Net Operating Income

78

48

63%

55%

Net Loan-Losses Provisions

2

(11)

-122%

-121%

Others

(12)

(15)

-19%

-23%

IBT

66

21

217%

204%

IBT (Current US$)

66

22

204%

192%

Net Consolidated Income

51

19

177%

165%

Attributable Income

46

15

211%

198%

Pro-memoria

Clients IM

50

27

89%

80%

Non clients IM

3

14

-79%

-80%

Constant US$ MI

Quarterly Income Statement 1Q06

1Q05

2Q05

3Q05

4Q05

1Q06

Net Interest Income

40

47

49

49

53

Clients

27

38

38

43

50

Non Clients

14

10

11

6

3

Net Fees

45

48

53

60

66

Insurance activities

8

9

10

6

14

ROF

11

7

7

5

18

Gross Operating Income

105

111

118

120

150

OREX

(4)

1

(2)

(1)

(1)

General Adm. Expenses

(53)

(61)

(63)

(72)

(70)

Amortizations

(2)

(3)

(2)

(6)

(4)

Net Operating Income

46

48

50

41

75

Net Loan-Losses Provisions

(11)

11

7

10

2

Others

(15)

(12)

(22)

(21)

(12)

IBT

21

47

35

30

66

IBT (Current US$)

22

49

37

31

66

Net Consolidated Income

19

37

27

20

51

Attributable Income

15

32

26

20

46

Clients

27

38

38

43

50

Non Clients

14

10

11

6

3

Constant US$ MI

Pro-memoria

Chile
Results 1Q 2006

Santiago de Chile, April 28, 2006

Item 7

Santander and Banco Santander Santander Chile caution that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles

Important information

2

Agenda

Economy continues to perform strongly.  Banking industry
with good opportunities for growth and expansion of
penetration levels

Solid 1Q 2006 results reflect our strong competitive
advantages and unique banking franchise

Client generated operating income grows 24.8%

Net operating income increases 28.1%

ROE reached 26.4% and the efficiency ratio improves to 41.2%

3

GDP (Annual Growth, %)

6.1
6.3
5.5
5.2
2004
2005
2006 (f)
2007 (f)

Short-term interest rates (Avg. %)

1.9
3.5
5.0
5.3
2004
2005
2006 (f)
2007 (f)

Inflation, %

2.4
3.7
3.3
3.0
2004
2005
2006 (f)
2007 (f)

Exchange rate Ch$ per USD (Avg.)

610
558
560
570
2004
2005
2006 (f)
2007 (f)

Chile

Santander

Macroeconomic scenario

Chilean economy continues to perform well

Source: Banco Central & Grupo Santander Chile forecast

4

<

Macroeconomic scenario

Positive economic outlook

Solid fundamentals: high growth, low interest and inflation rates, fiscal surplus, balanced current account and high savings rate

Stability: fiscal and monetary policy based on transparent rules and policies

Open economy: (average tariff < 2%); Free trade agreements with USA,
Europe, China, Canada, Korea and New Zealand. Talks with India and
Japan

Some risk factors:  deceleration of the world economy; unexpected downward shifts in prices of commodities; overheating of local economy

Healthy environment for banks

5

Political situation

Institutional and political stability

Low risk scenario forecast for 2006-2008

Generate conditions so that Chile can effectively reform certain microeconomic issues in order to sustain high GDP growth levels

Improve employment creation

Improve public education, at the elementary and high school level

6

Political and institutional situation is stable. New cabinet well received by the market

Main challenges of the new Administration:

Customer funds (Deposits + Funds) | Deposits | Assets under management

57
62
68
73
80
83
87
20.0
17.5
19.3
0.0
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar- 06
48
50
54
59
64
70
72
1.3
13.1
18.6
20.5
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar-06
9
11
14
13
16
13
15
57.0
13.3
14.4
6.7
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar-06
Volume
Annual growth, %

Chile

Santander

Banking system: Customer funds

Constant US$ billion as of 1Q 2006

Healthy growth of deposits and assets managed

Source: Superintendencia de Bancos

7

89
85
75
68
18.4
16.0
11.6
3.2
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

29
28
26
24
21
19
17
25.2
22.3
23.0
13.8
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar- 06

59
58
55
51
48
46
45
15.2
13.2
6.5
-0.6
Sep. 03
Dic. 03
Mar. 04
Jun. 04
Sep. 04
Dic. 04
Mar. 05
Jun. 05
Sep. 05
Dic. 05
Mar- 06

Volume
Annual growth, %

Chile

Santander

Banking system: Loan growth

Loans to individuals growing above 20% per annum

Constant US$ billion as of 1Q 2006

Source: Superintendencia de Bancos

8

64
70
79
115
157
169
1997
2001
2005
EU-12
UK
US
CHILE

Chile

Santander

Source: Bancos Centrales, EIU & FED.

Banking penetration

High potential to increase bank penetration levels...

Loans / GDP, %

9

Loans to individuals* / GDP, %
96
88
53
23
UK
US
EU-12
Chile

Loans to individuals* / Total loans
61
52
46
33
UK
US
EU-12
Chile

Household debt** / Disposable income
51%
118%
Chile
Developed markets

Chile
Santander

*    Consumer + mortgage.  Source: Superintendencia de Bancos, Bancos Centrales & European Intelligence

     Unit. Figures as of Dec. 2005 except USA 09/2005

**  Source: Banco Central de Chile, Informe de Estabilidad Financiera, 2° Semestre 2005

Banking penetration

… especially in retail banking

10

Conclusions: Economy and financial system

11

Economy growing 5.5% with inflation under control

Growth driven by expansion of private investment and consumption

Strong marco fundamental, low country risk and political stability are the pillars for further growth in the banking sector and increased penetration levels of financial services

Financial system growing at a rate greater than 2x GDP, especially in retail banking that is growing 20% per year

Accelerating bank penetration levels in retail banking with space for further growth

Agenda

Economy continues to perform strongly.  Banking industry
with good opportunities for growth and expansion of
penetration levels

Solid 1Q 2006 results reflect our strong competitive
advantages and unique banking franchise

12

Economy continues to perform strongly.  Banking industry
with good opportunities for growth and expansion of
penetration levels

Solid 1Q 2006 results reflect our strong competitive
advantages and unique banking franchise

   Client generated operating income grows 24.8%

Net operating income increases 28.1%

ROE reached 26.4% and the efficiency ratio improves to 41.2%

Our franchise

Santander Chile: the largest financial franchise

Santander is leader in profitability, size and eficiency

US$ billion as of 1Q 2006

13

Rank

1

1

1

1

1

1

1

Amount

US$ 28,500

US$ 19,140

US$ 19,900

US$ 162

376

1,430

2.7 mn.

Assets

Loans

Customer funds

Net income (1Q 06)

Branches

ATMs

Clients

Clients with a Credit
Card (%)

Clients with

Checking (%)

Cross-sold* (%)

Largest client base with ample room for cross-selling

* Clients with checking and that use 3 or more products

% over Active Clients in Retail Banking, 03.31.06

Client base

14

Strengthening our leadership in retail banking

Santander Chile: Strategic Focus 2006-2008

Strategy

15

1.

2.

3.

4.

Growth above competition in retail banking

Increase client base and cross-selling by improving client
services and expanding distribution network

Improve efficiency through gains in productivity and cost control in order to help finance investments in retail

Proactive management of asset quality in order to balance growth in retail banking with normalization of provision expense levels

Customer Funds (Deposits + Mutual funds)

15
16
17
18
18
20
25.0
25.8
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06
Customer funds
Annual growth, %

Chile

Santander

Volume

Bn US$

Annual

growth, %

Sight

3.5

1.4%

Time deposits

12.7

36.0%

Mutual funds

3.6

23.1%

Total

19.9

25.8%

Good growth of business volumes: Customer funds

Strategy: Growth above competition in retail banking

Constant US$ billion as of 1Q 2006

16

Loan Volume

15.4
16.2
16.9
17.3
17.9
19.1
9.4
18.0
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06
Loan Volume
Annual Growth %

Chile

Volume

Bn US$

Annual

Change, %

Individuals

8.3

23.4%

Consumer

2.1

28.4%

Mortgage

4.5

26.2%

SMEs

2.8

30.7%

Retail

11.2

25.2%

Middle market

4.1

14.3%

Corporate

3.3

3.8%

Institutional

0.3

16.6%

Other

0.1

--

Total

19.1

18.0%

Good growth of business volumes: Loans

Strategy: Growth above competition in retail banking

Constant US$ billion as of 1Q 2006

17

Gaining market share in key products

Source: Superintendencia de Bancos

Market share as of 03.31.06, % and YoY change in basis points

Strategy: Growth above competition in retail banking

18

Share %

Chg. bp

Individuals

25.3

+77

Consumer

25.8

+60

Mortgage

25.0

+86

Corporate & Middle market

21.9

-52

Commercial

21.9

-48

Foreign trade

21.1

+19

Total Loans

23.2

+10

Sight Deposits

23.7

+16

Time Deposits

21.8

+198

Loan Spread

Retail
5.1
5.1
5.2
5.1
4.8
5.1
4.1
4.1
4.2
4.3
4.1
4.3
Total Loan
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

Deposit Spread

Retail
1.5
1.5
1.5
1.5
1.5
1.6
0.9
1.1
1.0
0.9
1.0
1.0
Total Deposits
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06

Chile
Santander

Better asset mix improves spreads

Strategy: Growth above competition in retail banking

19

2,042
11.9%
2,286
Mar-05
Mar-06

217
29.0%
280
Mar-05
Mar-06

195
44.2%
281
Mar-05
Mar-06

40
16.7%
46
Mar-05
Mar-06

Chile

Santander

Client base growing at a rapid pace, focus on cross-selling

Clients in ths.; Annual chg. 1Q 06/05, %

Strategy: Increase client base and cross-selling

TOTAL CLIENTS

CROSS-SOLD CLIENTS W/ CHEKCING*

*Clients that use 4 or more products incluiding checking (excludes Santander Banefe)

** Santander Banefe: clients that use 2 or more products incluiding a transactional product

CROSS-SOLD BANEFE**

CROSS-SOLD SMEs*

20

Fees

83
86
102
108
107
14
13
13
16
16
69
72
89
92
91
1Q05
2Q05
3Q05
4Q05
1Q06
Bank fees
Pension
Total

Products

Chile
Santander

1T05

1T06

Annual

Chg. %

Checking accounts

18

23

29.9%

Credit cards

16

22

36.9%

Foreign trade

11

16

42.4%

Insurance brokerage

9

12

34.7%

Mutual funds

8

9

10.7%

Cash Management

5

5

-7.5%

Other

3

5

91.2%

Total Bank Fees

69

91

31.6%

Pension

14

16

17.1%

Total Fees

83

107

29.1%

Larger and more profitable client base drives fee growth

Strategy: Increase client base and cross-selling

21

Total
Mark-to-market & trading
Non-Client net in. income
53
77
53
24
48
49
4
11
66
53
0
59
-35
51
-2
1Q05
2Q05
3Q05
4Q05
1Q06

3.28%
2.84%
2.97%
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
Yield 10 yr. bond

-0.68%
-0.33%
1Q05
2Q05
3Q05
4Q05
1Q06
Quarterly inflation

Chile

Evolution of market related income in line with
movements in long-term rates and quarterly inflation

Market related income, US$ million, Constant exchange rate, Avg. 1Q06

1Q05

1Q06

Chg. 06 / 05, %

Non-Client Net int. income

4

-2

-151.9%

Mark-to-market & trading

49

51

3.4%

Market related income

53

48

-9.3%

22

Net int. Income clients
Client fees
Total
281
301
317
337
350
86
89
98
111
111
195
213
218
226
239
1Q05
2Q05
3Q05
4Q05
1Q06

Chile

Clients

1Q05

1Q06

Chg.06 / 05, %

Net int. income

195

239

22.8%

Fees

86

111

29.3%

Client core revenue

281

350

24.8%

Client Core Revenue

Strong growth of retail banking drives client margins

* Includes Client generated net interest income and fees

Positive results

Core client revenue*, US$ million, Constant exchange rate, Avg. 1Q06

23

159
165
178
164
167
16
16
18
15
16
143
150
160
149
151
1Q05
2Q05
3Q05
4Q05
1Q06
Personnel & Adm.
Amortizations
Total

Chile

Santander

Costs under control. Growing efficiently

Efficiency ratio reaches 41.2% in 1Q 06, improving 570 bp in 12 mths.

1Q05

1Q06

Chg. 06 / 05, %

Personnel & Adm.

143

151

5.5%

Amortizations

16

16

2.4%

Total

159

167

5.2%

Operating Expenses

Strategy: Improve efficiency

Total costs, US$ million, Constant exchange rate, Avg. 1Q06

24

315
316
327
335
352
361
+45 (14.2%)
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06

1.190
1.187
1.225
1.322
1.422
1.395
+208 (17.5%)
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06

Chile

Santander

ATMs

BRANCHES

Expanding our distribution network

Strategy: Improve efficiency

25

Provision Expense US$ million & % of loans

NPLs and Coverage ratio, %

3.7
2.3
131
165
31.03.05
31.03.06
NPLs
Coverage

Chile

Santander

Positive evolution of NPLs

Increase in provisions in line with retail growth

Strategy: Proactive management of asset quality

Provision expense, US$ million, Constant exchange rate, Avg. 1Q06

26

Net operating income before provision expense
179
217
202
199
235
1Q05
2Q05
3Q05
4Q05
1Q06

Chile
Santander

Leadership in retail and cost control drives 28.1%
increase in net operating income

1Q05

1Q06

Chg. 06 / 05, %

Net op. income before prov.

179

235

31.2%

Prov. Expense

-30

-44

46.5%

Net op. income

149

191

28.1%

Positive results: Net operating income

Net operating income, US$ million, Constant exchange rate, Avg. 1Q06

27

ROE, %
20.7
24.2
25.2
25.9
26.4
1T05
2T05
3T05
4T05
1T06

Efficiency, %
46.9
43.1
46.7
44.9
41.2
1Q05
2Q05
3Q05
4Q05
1Q06

Fees / Costs, %
58.1
57.3
63.7
72.4
71.2
1Q05
2Q05
3Q05
4Q05
1Q06

Chile
Santander

Leaders in profitability, efficiency and fee growth

Positive results: Ratios

28

Conclusions

Economy continues to perfrom strongly.  Banking industry
with good opportunities for growth and expansion of
penetration levels

Solid 1Q 2006 results reflect our strong competitive
advantages and unique banking franchise

29

Client generated operating income grows 24.8%

Net operating income increases 28.1%

ROE reached 26.4% and the efficiency ratio improves to 41.2%

Annexes

30

Income statement

31

US$ mn constant exchange rate =

avg. 1Q 06

1Q 05

1Q 06

Var. % 1Q 06

/ 1Q 05

% Chg. Period-end US$

1Q 06 / 1Q 05

Net interest income

199

237

19.0%

30.8%

Clients

195

239

22.8%

35.0%

Non-Client

4

-2

-151.9%

-157.0%

Provisions

-30

-44

46.5%

61.0%

Fees

83

107

29.1%

41.9%

Core revenue

282

344

22.0%

34.0%

Client

281

350

24.8%

37.2%

Non-Client

2

-6

-477.2%

-525.8%

Core revenue net of provisions

252

300

19.1%

30.8%

Client

243

307

26.2%

38.8%

Non-Client

9

-7

-177.6%

-187.3%

Insurance act.

6

10

54.2%

69.4%

Inv. in other companies

0

0

8.1%

18.7%

Mark-to-market & trading

49

51

3.4%

13.6%

Operating income net of provisions

308

361

17.3%

28.9%

Other op.income, net

0

-3

5428.7%

5975.4%

Personnel & Adm. expenses

-143

-151

5.5%

15.9%

Personnel

-83

-90

7.8%

18.5%

Adm. expenses

-59

-61

2.2%

12.3%

Amortizations

-16

-16

2.4%

12.5%

Net. operating income

149

191

28.1%

40.8%

Other results

-4

5

-237.8%

-251.4%

Net income before taxes

146

196

34.5%

47.8%

Income tax

-27

-34

25.4%

37.8%

Net income

119

162

36.6%

50.1%

Income statement

32

US$ mn constant exchange

rate = avg. 1Q 06

1Q 05

2Q 05

3Q 05

4Q 05

1Q 06

Var. % 1Q 06 /

1Q 05

% Chg. Period-end US$

1Q 06 / 1Q 05

Net interest income

199

279

271

285

237

19.0%

30.8%

Clients

195

213

218

226

239

22.8%

35.0%

Non-Client

4

66

53

59

-2

-151.9%

-157.0%

Provisions

-30

-24

-37

-45

-44

46.5%

61.0%

Fees

83

86

102

108

107

29.1%

41.9%

Core revenue

282

365

373

393

344

22.0%

34.0%

Client

281

301

317

337

350

24.8%

37.2%

Non-Client

2

64

57

56

-6

-477.2%

-525.8%

Core revenue net of provisions

252

341

336

349

300

19.1%

30.8%

Client

243

277

280

297

307

26.2%

38.8%

Non-Client

9

64

56

52

-7

-177.6%

-187.3%

Insurance act.

6

8

9

8

10

54.2%

69.4%

Inv. in other companies

0

0

0

0

0

8.1%

18.7%

Mark-to-market & trading

49

11

0

-35

51

3.4%

13.6%

Op. net of provisions

308

359

345

322

361

17.3%

28.9%

Other op.income, net

0

-1

-2

-3

-3

5428.7%

5975.4%

Personnel & Adm. expenses

-143

-150

-160

-149

-151

5.5%

15.9%

Personnel

-83

-96

-93

-92

-90

7.8%

18.5%

Adm. expenses

-59

-53

-67

-57

-61

2.2%

12.3%

Amortizations

-16

-16

-18

-15

-16

2.4%

12.5%

Net. operating income

149

193

165

154

191

28.1%

40.8%

Other results

-4

-24

-6

8

5

-237.8%

-251.4%

Net income before taxes

146

169

159

163

196

34.5%

47.8%

Income tax

-27

-28

-26

-22

-34

25.4%

37.8%

Net income

119

141

133

140

162

36.6%

50.1%

ASSETS	31-Mar 2006 US$ million	31-Dec 2005 US$ million	31-Mar 2005 US$ million	% Change March 2006 / 2005	% Change March 2006 / Dec. 2005
Cash and due from banks					
Noninterest bearing	658	1,926	1,425	(53.8%)	(65.8%)
Interbank deposits-interest bearing	1,842	401	1,122	64.1%	359.3%
Total cash and due from banks	2,500	2,327	2,548	(1.9%)	7.4%
Financial investments					
Government securities	932	874	1,470	(36.6%)	6.6%
Investments purchased under agreements to resell	63	44	49	29.0%	42.9%
Other financial investments	1,667	1,282	805	107.2%	30.0%
Investment collateral under agreements to repurchase	187	173	995	(81.2%)	8.2%
Total financial investments	2,849	2,373	3,318	(14.1%)	20.0%
Loans, net					
Commercial loans	7,519	6,943	6,301	19.3%	8.3%
Consumer loans	2,812	2,644	2,196	28.0%	6.3%
Mortgage loans (Financed with mortgage bonds)	1,112	1,206	1,540	(27.8%)	(7.8%)
Foreign trade loans	1,120	972	1,118	0.2%	15.2%
Interbank loans	372	370	334	11.4%	0.6%
Leasing	1,320	1,261	1,019	29.6%	4.7%
Other outstanding loans	4,177	3,906	2,913	43.4%	6.9%
Past due loans	191	202	238	(19.9%)	(5.8%)
Contingent loans	1,773	1,766	1,651	7.4%	0.4%
Reserves	(283)	(281)	(331)	(14.3%)	0.8%
Total loans, net	20,111	18,988	16,978	18.5%	5.9%
Other assets					
Bank premises and equipment	417	420	395	5.5%	(0.8%)
Foreclosed assets	26	34	50	(47.6%)	(23.0%)
Investments in other companies	13	13	9	32.9%	(1.4%)
Assets to be leased	46	61	27	72.4%	(24.2%)
Other	979	661	1,108	(11.6%)	48.1%
Total other assets	1,481	1,189	1,589	(6.8%)	24.5%
TOTAL ASSETS	26,941	24,877	24,433	10.3%	8.3%

Chile

Santander

Balance Sheet: Banco Santander Santiago*

* Expressed in US$ bn
using avg. Exchange rate
as of 1Q 2006. Only
considers Banco
Santander Chile and its
subsidiaries

33

LIABILITIES AND SHAREHOLDERS' EQUITY	31-Mar 2006 US$ million	31-Dec 2005 US$ million	31-Mar 2005 US$ million	% Change March 2006 / 2005	% Change March 2006 / Dec. 2005
Deposits					
Current accounts	2,814	2,765	2,559	10.0%	1.8%
Bankers drafts and other deposits	1,399	1,354	2,214	(36.8%)	3.3%
Total non-interest bearing deposits	4,213	4,120	4,772	(11.7%)	2.3%
Savings accounts and time deposits	11,898	11,220	8,745	36.1%	6.1%
Total deposits	16,111	15,339	13,518	19.2%	5.0%
Other interest bearing liabilities					
Banco Central de Chile borrowings					
Credit lines for renegotiation of loans	12	13	16	(26.6%)	(8.0%)
Other Banco Central borrowings	236	329	409	(42.3%)	(28.2%)
Total Banco Central borrowings	248	342	425	(41.7%)	(27.5%)
Investments sold under agreements to repurchase	183	95	900	(79.7%)	93.8%
Mortgage finance bonds	1,180	1,271	1,636	(27.8%)	(7.1%)
Other borrowings					
Bonds	851	789	692	23.1%	7.9%
Subordinated bonds	742	733	1,046	(29.0%)	1.3%
Borrowings from domestic financial institutions	0	5	1	(100.0%)	(100.0%)
Foreign borrowings	2,940	2,086	1,576	86.5%	40.9%
Other obligations	90	80	83	8.4%	12.7%
Total other borrowings	4,624	3,692	3,398	36.1%	25.2%
Total other interest bearing liabilities	6,235	5,399	6,359	(1.9%)	15.5%
Other liabilities					
Contingent liabilities	1,775	1,769	1,653	7.4%	0.4%
Other	629	312	859	(26.9%)	101.5%
Minority interest	3	3	3	15.3%	3.7%
Total other liabilities	2,407	2,084	2,515	(4.3%)	15.5%
Shareholders' equity					
Capital and reserves	2,065	1,600	1,939	6.5%	29.1%
Income for the year	122	455	102	19.4%	(73.1%)
Total shareholders' equity	2,187	2,055	2,042	7.1%	6.4%
TOTAL LIABILITIES AND SHARENOLDER'S EQUITY	26,941	24,877	24,433	10.3%	8.3%

Chile

Santander

Balance Sheet: Banco Santander Santiago*

* Expressed in US$ bn
using avg. Exchange rate
as of 1Q 2006. Only
considers Banco
Santander Chile and its
subsidiaries

34

Item 8

Brazil -

1Q06 Results

São Paulo, 28 April 2006

1

Santander Banespa and Santander Central Hispano caution that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1)
general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4)
technological developments; and (5) changes in the financial position or Loans worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the
United States of America, could adversely affect our business and financial performance.

2

Obs.: On the publication date of this document, the information herein contained was in the process of benig audited, and may thus be subject to modification. Nevertheless, the consolidated accounts were drawn up according to generally accepted accounting principles and criteria. The information related to Santander Banespa is provided in Spanish GAAP, except where otherwise indicated.

The figures in this presentation were converted at an average US$ during 1Q06 of 2.1924 (for results and average balance) and US$ end-of-period 1Q06 of 2.1860 (for final account balances)

Economic dynamism unchanged. Financial market still has untapped potential for growth and increase in penetration of banking services

Quarter of strong customer business growth

Customer revenue up 30% in 12 months

Loans up 36% with spreads maintained and gains in market

share

Solid 1Q06 results confirm the healthy development in the retail segment

Operating margin up 47%

Income before taxes up 20%

More optimistic vision for growth in 2006

3

GDP (% of real annual growth)

4.9
2.3
4.1
3.6
2004
2005
2006e
2007e

Average Interest Rate - SELIC (%)

17.8
18.0
14.5
12.5
2004
2005
2006e
2007e

Inflation (IPCA) %

7.6
5.7
4.5
4.5
2004
2005
2006e
2007e

FX Rate – Average during thePeriod

2.9
2.4
2.1
2.2
2004
2005
2006e
2007e

Santander Banespa

Santander

Macroeconomic scenario

Stable growth and falling interest rates

Sources: The Brazilian Central Bank (BCB) and Banco Santander Banespa Investment estimates

4

The positive outlook for the economy remains unchanged

         Economic growth expected to accelerate in 2006, 4.1% vs. 2.3% in 2005

         Appreciation of the real should help inflation converge to the established target , efficient monetary policy

         Interest rates expected to continue to fall in 2006

         Comfortable external accounts – estimated trade surplus of US$ 40 billion in
          2006

         Strong external deleverage: accumulation of reserves and total payment of IMF debt

         Fiscal Austerity – high primary surplus. Target of 4.25% of GDP in 2006 should be met

         Country risk falling (239 bps). Investment grade on the horizon

5

Savings (Deposits + Mutual Funds)
434
471
514
553
626
21,8%
18,6%
21,7%
Mar. 04
Jun. 04
Set. 04
Dez. 04
Mar. 05
Jun. 05
Set. 05
Dez. 05
Mar. 06
Deposits
171
190
210
223
242
22,9%
6,1%
15,1%
94
101
107
108
113
77
89
103
115
129
Mar. 04
Jun. 04
Set. 04
Dez. 04
Mar. 05
Jun. 05
Set. 05
Dez. 05
Mar. 06
Time
Demand + Savings
Mutual Funds
34,8%
263
281
304
330
384
15,8%
26,3%
Mar. 04
Jun. 04
Set. 04
Dez. 04
Mar. 05
Jun. 05
Set. 05
Dez. 05
Mar. 06
Volume
Y-o-Y Variation

Santander Banespa
Santander

Source: The Brazilian Central Bank (BCB)

Financial System: Savings growth dynamics

Acceleration in growth led by mutual funds and time deposits

Billions of US$ at a constant FX rate

6

Total Loans
195
217
239
258
285
11,6%
22,5%
19,6%
Mar. 04
Jun. 04
Set. 04
Dez. 04
Mar. 05
Jun. 05
Set. 05
Dez. 05
Mar. 06
Loans to Individuals (unrestricted)¹
43
49
57
68
76
17,9%
33,8%
33,1%
Mar. 04
Jun. 04
Set. 04
Dez. 04
Mar. 05
Jun. 05
Set. 05
Dez. 05
Mar. 06
Commercial Loans
106
116
123
128
140
3,5%
15,7%
13,9%
Mar. 04
Jun. 04
Set. 04
Dez. 04
Mar. 05
Jun. 05
Set. 05
Dez. 05
Mar. 06
Volume
Y-o-Y Variation

Santander Banespa Santander

Financial System: Loans growth dynamics

Loan growth driven by the individual segment

Billions of US$ at a constant FX rate

Source: The Brazilian Central Bank (BCB)

1) Does not include compulsory lending

7

Loans / GDP (%)

174
117
111
31
EU
Germany
Spain
Brazil

Loans / GDP – Brazil (%)

30.1
29.3
29.1
27.7
28.2
26.9
28.3
31.4
1998
1999
2000
2001
2002
2003
2004
2005

Santander Banespa
Santander

Potential for Banking Build Out

Modest penetration rate in terms of loans / GDP suggests there is potential for both banking build out and business expansion

Sources: World Bank, Moody’s and the BCB

8

Conclusions

Favorable conditions for growth in banking business:

Growth in the financial system is taking place gradually and in a generalized way (loans, savings, individual and the retail business…)

solid macroeconomic fundamentals

improvement in real income and employment

falling interest rates

low penetration of credit in the economy

9

Brazil’s healthy economic development and favorable

fundamentals led to an appreciation of local banks’

market cap

Development of Market Cap.

12 months

YTD (Jan-Mar 06)

Brazilian Banks

R$

US$

IBOVESPA

R$

US$

P/E

2006

2007

P/BV

65%

94%

36%

61%

18%

25%

14%

21%

11.5

11.7

3.4

10

Economic dynamism unchanged. Financial market still has untapped potential for growth and increase in penetration of banking services

Quarter of strong customer business growth

Customer revenue up 30% in 12 months

Loans up 36% with spreads maintained and gains in market

share

Solid 1Q06 results confirm the healthy development in the retail segment

Operating margin up 47%

Income before taxes up 20%

More optimsitic vision for growth in 2006

11

Our Franchise

Santander Banespa is the fourth largest private bank in Brazil and one of the leading financial institutions in the state of São Paulo

Millions of US$ as of 31/03/06

Assets: 44,677

Loans: 14,095

Savings: 29,899

Net Income (1Q06): 242

Branches: 1,877

ATMs: 7,156

Clients (MM): 6.9

Concentration in the south and southeast of

the country

12

Management highlights for 2006

In 2006 Santander Banespa’s management will be focusing on:

Increasing the bank’s individual customer base

The F1 – program, designed to consolidate the loyalty of public sector

Consolidation of SMEs as a leverage for sustainable growth

Stimulating global synergies in the Group’s Wholesale Banking activities

Improving the bank’s brand positioning and quality of service employees in the state of São Paulo

Increasing the number of clients

Increasing the penetration of the “basic offer” of products

13

Clients with basic product offering* generate 2.2x more revenue than clients without…

Revenue

100%
220%
Clients w/out basic product offering
Clients with basic product offering

… and increase loyalty

Churn

100%
48%
Clients w/out basic product offering
Clients with basic product offering

Santander Banespa
Santander

Clients with penetration of basic product offering* ensure
higher profitability and establish longer-lasting relationships

* Already use the “basic offer” of products and services

14

banespa

banespa

SuperOffice Banespa
banespa

RendeMais
Servidor Público
Santander Banespa

PROMOÇÃO
CONTA DE AMIGO
Santander Banespa

Santander Banespa
Santander

The F1 Program is designed to ensure the loyalty of  public
sector employees in the state of São Paulo

F1 Program underway

Offer of differentiated products and
communication channels

650 specialized managers / 300
branches / support team of 100
personnel

Implementation of A+ and
modernization of branches

Commercial activities for different
groups, offering exclusive products

SuperCrédito SP, RendeMais SP,
SuperOffice, SuperCasa and the
Platinum Card

Promotional activities

Superlinha (customer call center)
dedicated to the segment

15

Business growth[1] Y-o-Y
Billions of US$ at a constant FX rate
CAGR: 26.5%
29.0%
27.5
28.8
30.2
32.6
34.1
36.6
38.8
41.6
44.0
7.9
8.9
9.4
9.8
10.4
11.4
12.2
13.6
14.1
19.6
20.0
20.8
22.6
23.7
25.2
26.6
28.0
29.9
Mar.04
Jun.04
Sep.04
Dec.04
Mar.05
Jun.05
Sept.05
Dec.05
Mar.06
Savings
Loans

Santander Banespa
Santander

Business dynamics…

Another quarter of strong growth both in loans and savings

1. Total Business: Loans + Deposits + Mutual Funds – Average Balances.

16

Savings (Deposits + Mutual Funds)

22.6
23.7
25.2
26.6
28.0
29.9
27.0%
26.2%
Dec. 04
Mar. 05
Jun. 05
Sep. 05
Dec. 05
Mar. 06
Savings
Y-o-Y variation %

Santander Banespa
Santander

Business dynamics…

Growth of funds reflects the success of the retail strategy based on product innovation (Multi-Return Funds)

Billions of US$ at a constant FX rate

Volume
billion US$

% Var. 06/05

Core Deposits

Time Deposits

Mutual Funds

Retail Funds

Total

4.1

9.9

15.9

9.3

29.9

6.6%

35.9%

26.5%

19.7%

26.2%

17

Loans

14.1
13.6
12.2
11.4
10.4
9.8
36.8%
35.9%
Dec. 04
Mar. 05
Jun. 05
Sep. 05
Dec. 05
Mar. 06
Loans
Y-o-Y variation %

Santander Banespa
Santander

Business dynamics…

Loans growth concentrated in businesses with wider spreads –
Individual and SMEs

Billions of US$ at a constant FX rate

Volume
billion US$

% Var. 06/05

Individual

Unrestricted

Individual

SMEs

Companies

4.9

4.1

1.1

1.5

26.4%

35.1%

46.7%

16.0%

18

1

4.7

26.3%

1.9

161%

14.1

35.9%

Corporate

Others

Total

1) Does not include compulsory lending

Consumer Credit

Millions of US$ at a constant FX rate

37%
2,216
2,407
2,598
2,835
3,034
1,013
1,112
1,169
1,241
1,320
111
110
116
125
149
1,092
1,186
1,313
1,469
1,565
30%
35%
43%
1Q05
2Q05
3Q05
4Q05
1Q06
Auto loans
Credit Cards
Personal loans¹

Santander Banespa Santander

1) Includes payroll loans

Expansion of external auto
financing channel

Personal loans, driven by
strong growth of payroll loans

Credit Cards - Opportunity for

penetration within the existing

customer base and growth
among non-customers

Retail Highlights

Consumer financing growing at a fast pace

19

Market Share

Share (%)

Var. 12M

Total Loans

5,8%

+0,2

- Consumer Loans

5,4%

+0,2

- Payroll

3,4%

+1,1

- Auto loans

6,6%

+0,4

- Credit Card

3,7%

+0,1

- Personal loans

6,3%

-0,4

- Commercial loans (unrestricted)

5,7%

+0,5

Deposits + Funds

4,6%

+0,3

Pension Funds

3,9%

+0,3

Business¹

5,0%

+0,1

Market share gains in loans, deposits and funds

Market Shares dynamics

20

Source: The Brazilian Central Bank (BCB). Total loan and savings as of January 2006. Other loans as of March.

1) Loans + Deposits + Funds

Economic dynamism unchanged. Financial market still has untapped potential for growth and increase in penetration of banking services

Quarter of strong customer business growth

Customer revenue up 30% in 12 months

Loans up 36% with spreads maintained and gains in market

share

Solid 1Q06 results confirm the healthy commercial development

Operating margin up 47%

Income before tax up 20%

More optimistic vision for growth in 2006

21

Strong business performance and increase in revenues
were the main drivers behind the growth in quarterly results

Net Profit: US$ 242 million²

Commercial Revenues

Revenues¹

Net Operating Income

Income before taxes

25%

15%

47%

20%

2.8%

126.2%

46.8%

28.6%

NPL

Coverage

Efficiency

ROE

1.     Revenues = Gross Operating Income

2.     Which represents growth rates of: 10.8% in reais, 34.5% in USD and 46.8% in EUROS

22

Development of results
1Q06 / 1Q05

Performance Indicators

Mar./2006

453
413
470
559
561
32
13
13
421
438
511
546
548
-26
-42
1Q05
2Q05
3Q05
4Q05
1Q06
Customers
Non-customers

Santander Banespa
Santander

Results: Net Interest Income

Strong growth in net interest income, driven by sequential increases in customer revenues

Millions of US$ at a constant FX rate

% Var.
06/05

1Q06

1Q05

Customer

Non-Customer

421

32

548

13

30%

-59%

Net Interest Income

453

562

24%

23

Loans Spread – Retail Banking[1]

14,7
14,2
15,1
15,9
17,7
1Q05
2Q05
3Q05
4Q05
1Q06

Savings Spread – Retail Banking

2,8
2,9
2,7
2,5
2,5
1Q05
2Q05
3Q05
4Q05
1Q06

Santander Banespa
Santander

Growth in loans spreads favored income.  Savings spreads affected by the start of the reduction in domestic interest rates

Results: Spreads

1) The spread in 1Q06 is not based on the same criteria as in 2005, when the wholesale banking segment was included in the calculation.  The spread in 1Q06 is solely for the retail bank and can only be directly compared with 16.9% in 4Q05.

24

Net Fees

222
234
261
266
287
1Q05
2Q05
3Q05
4Q05
1Q06

Core businesses

Santander Banespa
Santander

Results: Net Fees

Net fees rose 29% in the year driven by mutual funds, credit cards, insurance and capital markets.  Opportunity for increases in the current account segment.

Millions of US$ at a constant FX rate

% Var.

1Q05

1Q06

06/05

Current Account

70

78

10.3%

Mutual Funds

43

66

52.3%

Foreign Trade

16

17

5.9%

Credit Cards

15

20

32.8%

Insurance

30

35

15.9%

Others

48

71

47.9%

Total Net Fees

222

287

29.5%

25

508
494
496
521
478
57
48
55
57
34
451
446
441
464
444
1Q05
2Q05
3Q05
4Q05
1Q06
Admin. Expenses
Amortizations

Santander Banespa
Santander

Results: Administrative expenses and Amortization

The technological integration finalized in April 2006 will allow growth on a stable expense base*, which was already reflected in 1Q06

* Nominal growth rates in line with inflation

Millions of US$ at a constant FX rate

% Var.

1Q05

1Q06

06/05

Admin. Expenses

451

444

-1.6%

Amortizations

57

34

-39.2%

Admin. Expenses +
Amortizations

508

478

-5.8%

26

466[1]
283
346
357
369
1Q05
2Q05
3Q05
4Q05
1Q06

Santander Banespa
Santander

Results: Net Operating Margin

The Strong growth in revenues has absorbed the higher-than-expected loan cost, resulting in an increase in an Net Operating Margin of 30%

Millions of US$ MM at a constant FX rate

1)

Includes the sale of AES Tiete

2)

Includes country risk and recovered bad debt

3)

The quartely provision includes a non-recurring item of US$ 10 million in the corporate portfolio

NA Not available

% Var

1Q05

1Q06

06/05

Operating Margin

336

492

46.5%

Provisions

-53

-123

133.8%

Specific

-83

-167

101.7%

Generic

34

27

-21.8%

Others 2

-4

17

NA

Net Operating
Margin

283

369

30.3%

3

27

NPL and Risk Premium Ratios

2,7%
2,9%
2,9%
3,0%
3,5%
2,8%
2,9%
1,2%
1,9%
2,0%
1T05
2T05
3T05
4T05
1T06
Risk Premium
NPL

NPL Coverage

188%
165%
148%
139%
126%
1T05
2T05
3T05
4T05
1T06

Highlights

Santander Banespa
Santander

Results: Asset Quality

Quality of loan portfolio still high

28

Risk premium rises in line with the

expansion of the bank’s loan portfolio,

particularly in the individual and SME

segments.

Program to be taken currently underway

to streamline the process of debt

recovery.

Stable NPL.

Efficiency* (%)
58.3
48.5
53.0
51.6
46.8
1Q05
2Q05
3Q05
4Q05
1Q06

Fees Coverage Index Over Expenses (%)
49.2
52.4
59.2
57.3
64.7
1Q05
2Q05
3Q05
4Q05
1Q06

Santander Banespa
Santander

Indicators

Significant improvement in both efficiency and fees coverage index over expenses

*) Includes amortizations.

29

30

Economic dynamism unchanged. Financial market still has untapped potential for growth and increase in penetration of banking services

Quarter of strong customer business growth

Customer revenue up 30% in 12 months

Loans up 36% with spreads maintained and gains in market

share

Solid 1Q06 results confirm the healthy commercial development

Operating margin up 47%

Income before taxes up 20%

More optimistic vision for growth in 2006

Outlook for 2006

More optimistic vision in terms of the growth expected in 2006

Initial Projection for 2006

Current Projection

Activity

> 20%

25% - 30%

Customer related

revenue

Non-customer

related revenue

General admin.

expenses

Loan loss

provisions

> 15%

ROF less than in 2005

In local currency < inflation

Rising risk premiums, in line with

the change in mix

> 20%

31

Economic dynamism unchanged. Financial market still has untapped potential for growth and increase in penetration of banking services

Quarter of strong customer business growth

Solid 1Q06 results confirm the healthy commercial development

More optimistic vision for growth in 2006

Annexes

Total results

Retail bank results

Balance sheet

Ratings

Awards

32

Income Statement

33

Million of US$ Current

1Q 06

1Q 05

Absolute

%

Net interest income

562

373

189

50,6

Income from companies accounted for by the equity method

1

0

1

532,5

Net fees

287

183

105

57,3

Insurance activity

10

13

(3)

(20,5)

Commercial revenue

860

568

292

51,3

Gains (losses) on financial transactions

107

124

(17)

(13,9)

Gross operating income

967

692

274

39,6

Income from non-financial services (net) and other operations

4

2

2

83,6

General administrative expenses

(444)

(371)

(73)

19,5

Personnel

(236)

(205)

(31)

15,3

Other administrative expenses

(208)

(167)

(41)

24,8

Depreciation and amortization

(34)

(47)

12

(26,2)

Net operating income

492

276

216

78,0

Net loan-losses provisions

(123)

(43)

(80)

184,1

Other income

(0)

21

(21)

—

Income before taxes

369

254

115

45,3

Net income from ordinary activities

242

180

62

34,1

Net consolidated income

242

180

62

34,1

Attributable income to the Group

238

177

61

34,6

YoY

34

1Q 06

1Q 05

Absolute

%

Net interest income

1.231

993

238

24,0

Income from companies accounted for by the equity method

2

0

2

420,6

Net fees

630

487

143

29,5

Insurance activity

22

33

(12)

(34,6)

Commercial revenue

1.885

2

371

24,5

Gains (losses) on financial transactions

234

331

(96)

(29,1)

Gross operating income

2.119

2

275

14,9

Income from non-financial services (net) and other operations

8.000

6

3

51,1

General administrative expenses

(974)

(990)

16

(1,6)

Personnel

(518)

(546)

28

(5,1)

Other administrative expenses

(456)

(444)

(12)

2,7

Depreciation and amortization

(75)

(124)

49

(39,2)

Net operating income

1.079

736

342

46,5

Net loan-losses provisions

(269)

(115.0)

(154)

133,8

Other income

0

56

(56)

—

Income before taxes

810

677

133

19,6

Net income from ordinary activities

531

481

50

10,4

Net consolidated income

531

481

50

10,4

Attributable income to the Group

522

471

51

10,8

YoY

Income Statement

R$ MM

1Q 06

1Q 05

Absolute

%

Net interest income

467

284

183

64,3

Income from companies accounted for by the equity method

1

0

1

590,0

Net fees

239

139

100

71,6

Insurance activity

8

10

(1)

(13,3)

Commercial revenue

715

433

282

65,1

Gains (losses) on financial transactions

89

95

(6)

(6,1)

Gross operating income

804

528

276

52,3

Income from non-financial services (net) and other operations

3

2

2

100,3

General administrative expenses

(369)

(283)

(86)

30,4

Personnel

(197)

(156)

(40)

25,8

Other administrative expenses

(173)

(127)

(46)

36,1

Depreciation and amortization

(29)

(35)

7

(19,5)

Net operating income

409

211

199

94,2

Net loan-losses provisions

(102)

(33)

(69)

210,0

Other income

0

16

(16)

—

Income before taxes

307

194

113

58,5

Net income from ordinary activities

201

138

64

46,3

Net consolidated income

201

138

64

46,3

Attributable income to the Group

198

135

63

46,8

YoY

35

Income Statement

Million of Eur Current

Income Statement – Commercial Bank

Million of US$ Current

1Q 06

1Q 05

Absolute

%

Net interest income

478

348

130

37,5

Income from companies accounted for by the equity method

1

0

1

532,5

Net fees

245

158

87

55,2

Insurance activity

—

—

—

—

Commercial revenue

725

506

218

43,2

Gains (losses) on financial transactions

32

53

(22)

(40,5)

Gross operating income

756

559

197

35,2

Income from non-financial services (net) and other operations

5

2

2

92,4

General administrative expenses

(407)

(341)

(66)

19,5

Personnel

(209)

(188)

(21)

10,9

Other administrative expenses

(198)

(153)

(46)

30,0

Depreciation and amortization

(31)

(45)

14

(30,6)

Net operating income

323

177

146

82,9

Net loan-losses provisions

(110)

(31)

(79)

253,6

Other income

1

5

(3)

(69,4)

Income before taxes

215

150

65

43,0

YoY

36

Income Statement – Commercial Bank

R$ MM

1Q 06

1Q 05

Absolute

%

Net interest income

1.049

927

122

13,2

Income from companies accounted for by the equity method

2

0

2

420,6

Net fees

538

421

117

27,7

Insurance activity

—

—

—

—

Commercial revenue

1.588

1.348

240

17,8

Gains (losses) on financial transactions

70

142

(73)

(51,0)

Gross operating income

1.658

1.490

168

11,3

Income from non-financial services (net) and other operations

10

7

4

58,4

General administrative expenses

(893)

(908)

15

(1,7)

Personnel

(458)

(501)

44

(8,7)

Other administrative expenses

(435)

(407)

(28)

7,0

Depreciation and amortization

(68)

(119)

51

(42,9)

Net operating income

708

471

238

50,5

Net loan-losses provisions

(240)

(83)

(158)

191,0

Other income

3

12

(9)

(74,8)

Income before taxes

471

400

71

17,7

YoY

37

Income Statement – Commercial Bank

Million of Eur Current

1Q 06

1Q 05

Absolute

%

Net interest income

398

265

133

50,0

Income from companies accounted for by the equity method

1

0

1

590,0

Net fees

204

121

84

69,3

Insurance activity

—

—

—

—

Commercial revenue

603

386

217

56,2

Gains (losses) on financial transactions

26

41

(14)

(35,1)

Gross operating income

629

427

203

47,5

Income from non-financial services (net) and other operations

4

2

2

110,0

General administrative expenses

(339)

(260)

(79)

30,3

Personnel

(174)

(144)

(30)

21,0

Other administrative expenses

(165)

(116)

(49)

41,8

Depreciation and amortization

(26)

(34)

8

(24,3)

Net operating income

269

135

134

99,5

Net loan-losses provisions

(91)

(24)

(68)

285,7

Other income

1

3

(2)

(66,6)

Income before taxes

179

115

64

56,0

YoY

38

Balance Sheet

Million of US$ Current

31.03.06

31.03.05

Absolute

%

Balance

Loans and credits*

13.570

8.132

5.438

66,9

Trading portfolio

10.137

4.156

5.981

143,9

Avaiable-for-sale financial assets

7.634

6.839

795

11,6

Due from credit institutions*

9.690

7.224

2.466

34,1

Intangible assets and property and equipment

458

459

(1)

(0,1)

Other assets

11.278

5.785

5.493

94,9

Total assets / liabilities and Shareholders' equity

52.768

32.595

20.173

61,9

Customer deposits*

13.985

9.276

4.709

50,8

Marketable debt securities*

1.137

647

490

75,7

Subordinated debt

489

—

489

—

Insurance liabilities

1.463

887

577

65,0

Due to credit institutions

23.782

12.739

11.042

86,7

Other liabilities

8.365

5.992

2.373

39,6

Shareholders' equity

3.547

3.054

493

16,1

Off-balance-sheet funds

15.820

10.479

5.341

51,0

Mutual funds

15.077

9.957

5.119

51,4

Pension funds

—

—

—

—

Managed portfolios

743

522

221

42,4

Total customer's funds under management

32.895

21.289

11.606

54,5

Total managed funds

68.588

43.074

25.514

59,2

YoY

39

(*) Includes all the outstanding balances using this concept

31.03.06

31.03.05

Absolute

%

Balance

Loans and credits*

29.664

21.761

7.904

36,3

Trading portfolio

22.161

11.122

11.038

99,2

Avaiable-for-sale financial assets

16.688

18.301

(1.613)

(8,8)

Due from credit institutions*

21.182

19.330

1.851

9,6

Intangible assets and property and equipment

1.002

1.228

(226)

(18,4)

Other assets

24.654

15.481

9.173

59,2

Total assets / liabilities and Shareholders' equity

115.350

87.224

28.127

32,2

Customer deposits*

30.571

24.822

5.749

23,2

Marketable debt securities*

2.486

1.732

754

43,5

Subordinated debt

1.07

—

1.070

—

Insurance liabilities

3.198

2.372

826

34,8

Due to credit institutions

51.987

34.090

17.897

52,5

Other liabilities

18.285

16.034

2.250

14,0

Shareholders' equity

7.754

8.173

(419)

(5,1)

Off-balance-sheet funds

34.582

28.042

6.540

23,3

Mutual funds

32.957

26.646

6.312

23,7

Pension funds

—

—

—

—

Managed portfolios

1.625

1.397

228

16,3

Total customer's funds under management

71.907

56.969

14.939

26,2

Total managed funds

149.933

115.266

34.667

30,1

YoY

40

R$ MM

(*) Includes all the outstanding balances using this concept

Balance Sheet

(*) Includes all the outstanding balances using this concept

Balance Sheet

Million of Eur Current

31.03.06

31.03.05

Absolute

%

Balance

Loans and credits*

11.211

6.273

4.939

78,7

Trading portfolio

8.375

3.206

5.169

161,2

Avaiable-for-sale financial assets

6.307

5.275

1.032

19,6

Due from credit institutions*

8.005

5.572

2.433

43,7

Intangible assets and property and equipment

379

354

25

7,0

Other assets

9.318

4.463

4.855

108,8

Total assets / liabilities and Shareholders' equity

43.595

25.143

18.453

73,4

Customer deposits*

11.554

7.155

4.399

61,5

Marketable debt securities*

939

499

440

88,2

Subordinated debt

404

—

404

—

Insurance liabilities

1.209

684

525

76,8

Due to credit institutions

19.648

9.827

9.821

99,9

Other liabilities

6.911

4.622

2.289

49,5

Shareholders' equity

2.930

2.356

575

24,4

Off-balance-sheet funds

13.07

8.083

4.987

61,7

Mutual funds

12.456

7.681

4.775

62,2

Pension funds

—

—

—

—

Managed portfolios

614

403

212

52,5

Total customer's funds under management

27.177

16.421

10.755

65,5

Total managed funds

56.665

33.226

23.439

70,5

YoY

41

Ratings

Local Currency

BB-

-

Foreign Currency

BB-

B

Support

3

Fitch Ratings

Escala Nacional

Local Currency

Foreign Currency

National Scale

Local Currency

Foreign Currency

National Scale

Local Currency

Foreign Currency

AA (BRA)

F1+bra

BB+

B

BB-

B

brAA

-

BB

B

BB-

B

brAA

brA-1

BB

B

BB-

B

Brazil

Santander Banespa

Brazil

Santander Banespa

Standard &
Poors

Long Term

Short Term

42

Awards Received

Grupo Santander

Best Bank in the World – Euromoney Magazine 2005

Best Emerging Market Banks 2006 – Latin America –Revista Global Finance

Santander Banespa

Best retail Bank in Brazil – FGV  2004

Treasury

Prize for the best Treasury in Latin America – Euromoney Magazine 2001 / 2004 / 2005

Research

Second best Team of Economists in Brazil – Institutional Investor magazine 2004 / 2005

Second best Team of Economists in Latin America –Institutional Investor magazine 2004 / 2005

Second best Analyst in the Brazilian Aviation Sector - Institutional Investor magazine 2005

Best Retail Analyst om Latin America –Institutional Investor magazine 2003 / 2004 / 2005

Asset Management

Top Fund Management Prize – Fixed Income, Derivatives and Balanced – Valor Investe /S&P magazine - 2003

Top Fund Management Prize – Mixed / Equity funds – Valor Investe magazine/Standard & Poors - 2004 and 2005

Best Fund Manager in the Multirisk Category – Exame magazine/FGV - 2004 and 2005

Best Company in the specilaized Services Sector – Valor Econômico 2004

Most Profitable bank in 2004 – FGV (30.7%)

Deal of the Year – Best Equity Offering (IPO for GOL) – Latin Finance magazine

Best International Securitization (US$ 400 million operation) – Latin Finance magazine 2004

TOP HR (Projeto Fale with HR) – Association of Sales and Marketing directors in Brazil 2004

Insurance

Others

43

<

Santander Banespa
Santander

Santander World's Best Bank
EUROMONEY 2005 Awards for excellence

Investor Relations (Brazil)
Rua Amador Bueno, 474 – 4° Andar
São Paulo SP Brasil 04752 000
Tel.  55 11 5538-6815
Fax: 55 11 5538-8361
e-mail: ri@santanderbanespa.com.br

Investor and Analyst Relations (Spain)
A/C: Grupo Santander
Edificio Pereda, 1a planta
Avda de Cantabria, s/n
28660 Boadilla del Monte, Madrid (España)
Teléfono: 34 91 259 65 20
Fax:         34 91 257 02 45
E-mail:    investor@gruposantander.com
Website: www.gruposantander.com

Mexico

1Q06 Results

Mexico City, April 2006

Item 9

Banco Santander Central Hispano, S.A. ("Santander") cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

The contents of this presentation are directed only at persons who: (i) have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (ii) are persons falling within Article 49 (2) of such order or to whom it may otherwise be lawfully communicated. The contents of this presentation should not be relied upon by any other persons.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The financial data for year 2004 has been stated under IFRS criteria and according to the new structure of the Group's business segments. These figures have not been audited and therefore, may be subject to change.

Peso/US Dollar Exchange Rate as of March 2006 = 10.93;  Average Exchange Rate = 10.60

Figures in constant US$ millions, so as to reflect trends in local currency

2

<

Agenda

1.

Macroeconomic Scenario and Financial System Performance

2.

Strategy and Commercial Activity

3.

Financial Results

3

GDP (Real YoY Growth %)
4.4
3.0
3.8
3.6
2004
2005
2006 (e)
2007 (e)

Short Term Interest Rate (Average %)
6.8
9.2
7.4
6.9
2004
2005
2006 (e)
2007 (e)

Inflation, %
5.2
3.3
3.6
3.7
2004
2005
2006 (e)
2007 (e)

Exchange Rate vs. USDolar (average)
11.3
10.9
11.0
11.4
2004
2005
2006 (e)
2007 (e)

Santander Serfin
Santander

Macroeconomic Scenario

We anticipate stronger dynamics in economic activity, lower interest rates thanks to low inflation levels, and a relatively stable peso.

4

Current Account (as % of GDP)

1.1
0.7
0.8
1.0
2004
2005
2006 (e)
2007 (e)

Fiscal Deficit (% GDP)

0.3
0.1
0.0
0.0
2004
2005
2006 (e)
2007 (e)

Country Risk (EMBI +)

190
140
90
E-05
F-05
M-05
A-05
M-05
J-05
J-05
A-05
S-05
O-05
N-05
D-05
E-06
F-06
M-06
A-06

Foreign Reserves / External Public Debt

0.78
0.96
1.02
1.04
2004
2005
2006 (e)
2007 (e)

Santander Serfin
Santander

Macroeconomic Scenario

The above within a context of macroeconomic strength, with strong external accounts and balanced public finances.

5

Bank Savings: Deposits + Mututal Funds

116
127
130
138
148
159
163
10.6%
11.8%
14.1%
17.7%
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar. 06

Deposits

83
95
106
112
111
8.6%
14.7%
11.0%
8.6%
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar. 06

Mututal Funds

33
36
35
36
43
46
52
16.0%
4.6%
22.6%
43.2%
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar. 06

Santander Serfin
Santander

Financial System: Growth Dynamics in Savings

Savings were up 18%, mainly driven by mutual funds

Volume

YoY  Change%

*Constrant US billions

* At constant exchange rates as of March 31, 2006

6

61
63
66
70
79
86
91
3.6%
9.0%
19.1%
29.0%
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar.06

19
21
23
26
32
37
40
9.1%
19.9%
37.1%
52.3%
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar.06

42
42
43
44
47
49
51
1.3%
3.9%
9.5%
15.1%
Sep. 03
Mar. 04
Sep. 04
Mar. 05
Sep. 05
Mar.06

Volume   YoY Change%

Santander Serfin   Santander

Financial System: Growth Dynamics in Loans

Stronger increases quarter after quarter, led by loans to individuals.

Corporate and Public
Sector Loans

Loans to Individuals

Total Loans

*Constant US billions

* At constant exchange rates as of March 31, 2006

7

Total Loans / GDP %
174.0
117.0
111.0
15.6
USA
Germany
Spain
Mexico

Total Loans / GDP -Mexico %
44.7
34.5
20.0
17.2
14.8
15.0
13.8
13.2
13.4
13.7
14.5
15.6
94
95
96
97
98
99
00
01
02
03
04
05

Santander Serfin
Santander

Bankarization Potential

Increased contribution from loans as a percentage of GDP, with strong bankarization and business expansion potential.

Source: World Bank, Moody’s, Central Bank

8

Conclusions

Macroeconomic Scenario y Financial System Performance

Mexico’s economic conditions for 2006 point to moderate growth in economic activity, within a context of stable prices, lower interest rates, and a relatively strong peso.

Strong growth in banking business

Mexico’s macroeconomic and financial stability make for a wonderful framework for banks to realize their strong, future growth potential, considering low penetration levels still prevailing in our country.

9

Our Franchise

Santander is the third largest financial group in Mexico

* Excluding repo transactions

** Bank Savings = Deposits + Mutual Funds

*** Bank Branches

Constant US$ Millions

Volume

Mkt Quota

Total Assets*:

34,910

18.6%

Total Loans:

13,696

15.1%

Bank Savings**:

26,766

16.4%

Pension Funds:

3,995

7.3%

Net Income 1Q06:

226

Attributable Income

1Q06: 170

Branches***:

913

13.5%

ATM’S:

3,132

14.2%

Clients (Millions):

6.5

10

Infrastructure Director Plan
Linking
Growth and Transformation
Multi-Channel Commercial Model
Segment Development
Boosting Loans to Individuals

Santander Serfin
Santander

Strategy and Commercial Activity

Five-part action plan geared at becoming the Mexican bank with the fastest profitable-growth rate in customer banking

Key Objectives

Linking: Become our customers’ main bank

Segment Development: Added detail in our
commercial models in order to accommodate
the specific needs of each segment

Boosting loans to individuals: Drive the fastest-
growing and most-profitable businesses in
Mexico today

Multi-Channel Commercial Model: Shift from a
branch-oriented model to a model focusing on
multi-channel creation and support

Infrastructure Director Plan: Reinforce our
business’ growth with the proper supporting
infrastructure

11

Loans to
Individuals

Segment
Development

Linking

Strategy and Commercial Activity

Our growth levers are supported by critical lines of action

Consumer Loans: New Products

Mortgage Loans: Improve factory

Credit Cards: Double client attraction levels

Reinforce the Premier segment

Build PyMES (Small & Mid-Sized Companies)

Relaunch Companies

Enhance profitability at the Institutions segment

Link 533,000 customers this year

12

Total Savings (Deposits+Mutual Funds)

21,317
23,281
23,440
25,073
26,766
18.0
25.6
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06
Balance
YoY Chage %

Santander Serfin
Santander

Main savings growth drivers: Demand deposits and mutual funds

Strategy and Commercial Activity

Bank Savings Growth

Mar.06

YoY

Change %

Demand

7,710

17.7

Term

9,857

14.3

Mutual funds

9,199

49.7

Total

26,766

25.6

*Constant US millions

13

Total Loans

12,063
12,369
12,990
13,101
13,696
25.0
13.5
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06
Balance
YoY Chage %

Santander Serfin
Santander

Our most profitable loan segments are growing at a 36% rate; however, low-yield loan prepayments had a negative impact on the end result

Strategy and Commercial Activity

Total Loans Growth

Mar.06

YoY

Change %

Individuals

4,158

50.1

Consumer**

2,944

62.3

Mortgage

1,214

27.1

Pymes

350

40.2

Companies

2,441

17.5

Subt.Comm. Bank

6,949

36.3

Inst +Corp + Others

6,748

-3.1

Total

13,696

13.5

*Constant US millions

14

Evolution by type of loan

4,994
Government
4,207
2,886
Inst.Corp. & Others
2,541
Companies 2,077
2,441
Consumer 1,973
1,814
Mortgage 955
1,272
Pymes 250
350
Mar-05
Jun-05
Sep-05
'Dec-05
Mar-06

Loan Portfolio Breakdown

15.0%
7.9%
17.2%
41.4%
16.4%
21.1%
9.3%
17.8%
30.7%
18.6%
Mar05
Jun05
Sep05
'Dec-05
Mar06
Corp & Others
Government
Companies
Mortgage
Pymes
Consumer

Santander Serfin Santander

Quarter-after-quarter improvements in loan portfolio composition

Strategy and Commercial Activity

*Constant US millions

15

*Business= Deposits+Mutual funds + Total Loans

Quota gains in target businesses: Consumer loans, company loans, deposits, and mutual funds...

Strategy and Commercial Activity

* Quota normalization neutralizes transactions falling outside of Santander’s and the market’s parameters

Normalized*

Market Quota

Quota

12Mo Change

Loans to Individuals

10.3%

-0.2

11.8%

+1.2

Consumer Loans

12.8%

+0.4

13.3%

+0.9

Mortgage Loans

7.1%

-1.0

9.2%

+1.1

Loans to Companies

15.3%

+0.9

15.3%

+0.9

Government Loans

26.5%

-8.4

32.2%

-1.7

Total Loans

15.1%

-2.1

16.4%

-0.3

Deposits

15.9%

+1.0

15.9%

+1.0

Demand

11.8%

+0.1

11.8%

+0.1

Term

21.6%

+2.9

21.6%

+2.9

Mutual Funds

17.7%

+0.8

16.6%

-0.3

Deposits + Funds

16.4%

+1.0

16.1%

+0.7

Business

15.9%

+0.0

16.2%

+0.4

Quota

12Mo Change

16

Net Income
186
22%
226
1Q05
1Q06
483
21%
585
1Q05
1Q06
Commercial Revenue
222
44%
321
1Q05
1Q06
Net Operating Income
191
42%
271
1Q05
1Q06
Pre-Tax Income

Santander Serfin
Santander

Results: Earnings

Record net earnings, with across-the-board growth rates of over 20%

*Constant US millions

17

TIIE

9.0%
8.0%
Jan-05
mar
may
jul
sep
nov
jan-06
mar

Interest Rates

8.5%
8.2%
8.0%
7.8%
7.4%
7.3%
28d
91d
182d
364d
1.7y
3.7y
6.7y
8.7y
Dec 31,05
Feb 28,06
Mar 31,06

Santander Serfin
Santander

The Interbank Equilibrium Interest Rate (TIIE) fell by 70 bp during the year, with an increase along the long end of the curve.

Results

18

63
12
27
99
273
292
309
322
312
1Q05
2Q05
3Q05
4Q05
1Q06
Customer
Non Customer

Santander Serfin
Santander

Results: Financial Margin

Declining interest rates were partially offset by improvements in loan mix and increased volumes.

Net Interest Income

1Q05

1Q06

06/05 Ch, %

Customer

273

312

14.3

Non Customer

63

99

57.1

NII

336

411

22.3

19

ALCO portfolio position decreased by
10 bn.

Earnings obtained shall accrue over
the following 5 years

Average Exchange Rate as of 1Q06

*Constant US millions

Loan Spreads %

Commercial Bank
8.6
9.3
9.1
9.2
8.7
Total Loans
3.5
3.9
4
4.5
4.6
1Q05
2Q05
3Q05
4Q05
1Q06

Bank Savings Spread %

Commercial Bank
3.6
3.5
3.3
3.0
2.8
2.9
2.8
2.7
2.6
2.4
Total Savings
1Q05
2Q05
3Q05
4Q05
1Q06

Santander Serfin
Santander

Results: Spreads

Commercial banking’s stronger relative weight protects the total loans spread. Savings were hurt by declines in rates.

20

Commissions and Fees

147
165
150
155
174
27
29
27
26
23
120
136
123
129
151
1Q05
2Q05
3Q05
4Q05
1Q06
Bank
Pension Funds
Total

Santander Serfin
Santander

Results: Commissions and Fees

Banking commissions and fees were driven by credit cards,
mutual funds, and higher transaction volumes.

Main Business

Average Exchange Rate as of 1Q06

1Q05

1Q06

YoY Change %

Credit Cards

48

70

45.8

Insurance

9

15

66.7

Mutual Funds

21

27

28.6

Collections & Payments

14

17

21.4

Others**

28

22

-21.4

Total Bank. Comm.

120

151

25.8

Pension Funds

27

23

-14.8

Total Commissions

147

174

18.3

21

*Constant US millions

*Includes commissions paid on credit card acquisitions

Financial Transactions

Santander Serfin
Santander

Results: Financial Business

Supported by favorable performance in customer banking and strong results in markets

*Constant US millions

Leading Fixed-Income Market
Maker, with 21% quota

Top-rated in custodial services

Derivative Market Leadership

TIIE Futures, Cetes, Price and
Quotations Index (IPC),
BonoM10

22

Expenses

256
270
266
299
273
19
20
20
25
20
237
250
246
274
253
1Q05
2Q05
3Q05
4Q05
1Q06
Expenses
Amortizations
Total

Santander Serfin
Santander

Results: Expenses

Contained, notwithstanding new investments and increased activity

Change

1Q05

1Q06

06/05, %

Expenses

237

253

6.8

Amortizations

19

20

8.4

Exp. + Amort.

256

273

7.0

*Constant US millions

23

Gross Operating Income

Santander Serfin
Santander

Results: Net Operating Income

“Jump” in net operating income levels, on the back of the financial margin, higher commissions and fees, and lower expenses.

Constant  US$ Mn*

Average Exchange Rate as of 1Q06

*Constant US millions

1Q05

1Q06

06/05 Ch %

Gross Oper. Income

222

321

44.6

Allowances

18

37

105.6

Net Operating Income

204

284

39.2

24

Allowances for Loan Losses

18
16
11
18
37
1Q05
2Q05
3Q05
4Q05
1Q06

Past Due Loan Ratios & Reserve Coverage

(%)

291
336
0.9
0.7
31.03.05
31.03.06

Santander Serfin

Santander

Results: Allowances for Loan Losses

As expected, allowances were up due to growth in credit cards and consumer loans. Leading past-due loan and reserve coverage ratios.

Average Exchange Rate as of 1Q06

*Constant US millions

25

Efficiency, %

55.1
60.4
54.3
62.2
48.8
1Q05
2Q05
3Q05
4Q05
1Q06

Fees / Expenses, %

60.9
62.1
58.8
55.4
66.3
1Q05
2Q05
3Q05
4Q05
1Q06

Santander Serfin
Santander

Results: Ratios

Improvements in indicators thanks to high-quality results

* Includes Amortizations

26

Conclusions

Strong commercial performance centered on our most profitable businesses

Stronger contribution from consumer loans to total loans

Growth in demand deposits and mutual funds outperforms the
system

Strong linking and active client growth potential

Sustained growth in income, hitting record highs in margins and commissions & fees

Contained expenses and improved ratios

Pre-Tax Income grows +40%

Tax rate already at 17% and in the process of normalizing

Record Net Income of 226 million

27

Income Statement:

Spanish Gaap

Constant US$ in millions as of 1Q06

1Q05

1Q06

1Q06/1Q05

Net Interest Income

336

411

22.3%

Net Fees and Insurance Activity

147

174

18.3%

Commercial Revenue

483

585

21.1%

Gains (losses) on Financial Transactions

16

31

90.9%

Gross Operating Income

499

616

23.3%

Expenses

-258

-274

6.2%

Income from non finan. Serv (net) and other

-21

-21

-1.8%

Operating Costs

-237

-253

7.0%

Personnel Expenses

-121

-129

7.2%

Other Administrative Expenses

-116

-124

6.7%

Depreciation and Amortization

-19

-20

7.8%

Gross Operating Income

222

321

44.5%

Impairment loss on assets

-18

-37

99.9%

Other Income

-13

-14

6.3%

Pre-Tax Income

191

Corporate Income Taxes

-5

-45

805.1%

Net Income

186

226

41.8%

21.5%

271

28

Income Statement

1Q05

2Q05

3Q05

4Q05

1Q06

Net Interest Income

336

305

321

349

411

Net Fees and Insurance Activity

147

165

150

155

174

Commercial Revenue

483

469

471

504

585

Gains (losses) on Financial Transactions

16

10

42

12

31

Gross Operating Income

499

479

513

516

616

Expenses

(258)

(271)

(268)

(289)

(274)

Income from non finan. Serv (net) and other

(21)

(21)

(23)

(15)

(21)

Operating Costs

(237)

(250)

(246)

(274)

(253)

Personnel Expenses

(121)

(124)

(116)

(118)

(129)

Other Administrative Expenses

(116)

(126)

(129)

(155)

(124)

Depreciation and Amortization

(19)

(20)

(20)

(25)

(20)

Gross Operating Income

222

188

225

203

321

Impairment loss on assets

(18)

(17)

(14)

(18)

(37)

Other Income

(13)

2

(33)

(23)

(14)

Pre-Tax Income

191

173

178

162

271

Corporate Income Taxes

(5)

(10)

(23)

(9)

(45)

Net Income

186

164

155

154

226

Spanish Gaap

Constant US$ in millions as of 1Q06

29

Var %

Var %*

Current

Constant US$ Millions

1Q05

1Q06

1Q06/1Q05

1Q06/1Q05

Net Interest Income

336

411

22.3

28.9

    - Retail Banking

221

252

14.2

20.4

    - Global Wholesale Banking

71

70

-1.7

3.7

    - Asset Mgmnt & Insurance

2

2

-25.5

-21.5

    - Corporate Activities

20

60

202.9

219.5

    - Institutional Banking

22

27

20.4

27.0

Net Fees

144

167

15.7

22.1

Insurance Activity (1)

3

7

147.2

160.8

Commercial Renvenue

483

585

21.1

27.6

Gains (losses) on Financial Transactions

16

31

90.9

101.3

Gross Operating Income

499

616

23.4

30.0

Other Operating Income (2)

-21

-21

-1.8

3.5

General Adm. Expenses

-237

-253

7.0

12.8

Depreciation & Amortization

-19

-20

7.8

13.7

Net Operating Income

222

321

44.6

52.3

Net Loan-Losses Provision

-17

-36

108.0

119.4

Other impainment losses on assets

-1

-1

-31.3

-27.5

Other results (net)

-13

-14

6.3

12.1

Income before taxes

191

271

41.9

49.4

IBT (constant US$)

181

271

49.7

Net Consolidated Income

186

226

21.5

28.2

Attributable Income

138

170

23.5

30.2

Note

    - Customers Net Interest Income

273

312

14.3

20.6

    - Non Customers Net Interest Income

63

99

56.2

64.8

(1) Includes Equity Income

* Constant Exchange rate of 1T06

(2) Includes Non financial Services (Net)

Income Statement

30

Income Statement

Var %

Var %*

Current

Constant US$ Millions

1Q05

2Q05

3Q05

4Q05

1Q06

1Q06/1Q05

1Q06/1Q05

Net Interest Income

336

305

321

349

411

22.3

28.9

    - Retail Banking

221

236

252

268

252

14.2

20.4

    - Global Wholesale Banking

71

23

35

20

70

-1.7

3.7

    - Asset Mgmnt & Insurance

2

2

2

1

2

-25.5

-21.5

    - Corporate Activities

20

21

10

37

60

202.9

219.5

    - Institutional Banking

22

24

23

23

27

20.4

27.0

Net Fees

144

155

144

152

167

15.7

22.1

Insurance Activity (1)

3

10

6

3

7

147.2

160.8

Commercial Renvenue

483

469

471

504

585

21.1

27.6

Gains (losses) on Financial Transactions

16

10

42

12

31

90.9

101.3

Gross Operating Income

499

479

513

516

616

23.4

30.0

Other Operating Income (2)

-21

-21

-23

-15

-21

-1.8

3.5

General Adm. Expenses

-237

-250

-246

-274

-253

7.0

12.8

Depreciation & Amortization

-19

-20

-20

-25

-20

7.8

13.7

Net Operating Income

222

188

225

203

321

44.6

52.3

Net Loan-Losses Provision

-17

-16

-11

-18

-36

108.0

119.4

Other impainment losses on assets

-1

-1

-3

1

-1

-31.3

-27.5

Other results (net)

-13

2

-33

-23

-14

6.3

12.1

Income before taxes

191

173

178

162

271

41.9

49.4

IBT (constant US$)

181

168

177

161

271

49.7

Net Consolidated Income

186

164

155

154

226

21.5

28.2

Attributable Income

138

116

114

112

170

23.5

30.2

Note

    - Customers Net Interest Income

273

292

309

322

312

14.3

20.6

    - Non Customers Net Interest Income

63

12

12

27

99

56.2

64.8

(1) Includes Equity Income

* Constant Exchange rate of 1T06

(2) Includes Non financial Services (Net)

31

Balance Sheet

Cash and Due

6,225

6,645

6.7%

Financial Instruments

8,057

7,888

-2.1%

Current Loan Portfolio

11,953

13,586

13.7%

Past Due Loan Portfolio

110

110

-0.1%

Total Loans

12,063

13,696

13.5%

IPAB Note

2,103

2,049

-2.6%

Allowances for Loan Losses

(347)

(302)

-13.0%

Other assets

2,248

4,934

119.5%

Total Assets

30,349

34,910

15.0%

Deposits

27,348

30,850

12.8%

Demand Deposits

19,672

21,606

9.8%

Money Market

1,498

3,292

119.7%

Bank and Other Loans

3,680

1,542

-58.1%

Other Liabilities

2,498

4,409

76.5%

Stockholders' Equity

3,001

4,060

35.3%

Total Liabilities & Stockholders' Equity

30,349

34,910

15.0%

1Q05

1Q06

Var. %

Local Criteria (CNBV)

Constant US$ in millions as of 1Q06

32

Investor and Analyst Relations

Ciudad Grupo Santander - Avda de Cantabria, s/n

28660 Boadilla del Monte (Madrid)

Tel. 34 91 259 65 20 – 34 91 259 65 14

Centralita: 34 91 289 00 00 Fax: 34 91 257 02 45

E-mail: investor@gruposantander.com

www.gruposantander.com/inversores

www.gruposantander.com/investor

Investor Relations

Juan Carlos Antonovich

Av. Prolongación Paseo de la Reforma No.
500, Col. Lomas de Santa Fe, C.P. 01219,
México, D.F.

Tel. 5255 5257 8204

Fax. 5255 5269 2782

E-mail: jantonovich@santander.com.mx

www.santander-serfin.com

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	May 3, 2006	By:	/s/ José Antonio Alvarez

			Name:	José Antonio Alvarez
			Title:	Executive Vice President